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Talend S.A. INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

As filed with the Securities and Exchange Commission on July 11, 2016.

Registration No. 333-212279

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to

FORM F-1
REGISTRATION STATEMENT
Under
The Securities Act of 1933

Talend S.A.
(Exact name of Registrant as specified in its charter)

France (State or other jurisdiction of incorporation or organization)	7372 (Primary Standard Industrial Classification Code Number)	Not applicable (I.R.S. Employer Identification Number)

9, rue Pages, 92150 Suresnes, France
+33 (0) 1 46 25 06 00
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive office)

Talend, Inc.
800 Bridge Parkway, Suite 200
Redwood City, CA 94065
(650) 539-3200
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:
Mark B. Baudler Steven V. Bernard Andrew D. Hoffman Wilson Sonsini Goodrich & Rosati, P.C. 650 Page Mill Road Palo Alto, CA 94304 (650) 493-9300	Renaud Bonnet Jones Day 2 rue Saint-Florentin 75001 Paris France +33 (0) 1 56 59 39 39	Richard A. Kline Anthony J. McCusker Andrew T. Hill Goodwin Procter LLP 135 Commonwealth Drive Menlo Park, CA 94025 (650) 752-3100	Jean-Marc Desaché Arnaud Duhamel Gide Loyrette Nouel A.A.R.P.I. 22, cours Albert 1er 75008 Paris France +33 (0) 1 40 75 60 00

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

             If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

             If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

             If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

             If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

             Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(3)	Proposed Maximum Aggregate Offering Price Per Share(1)	Proposed Maximum Aggregate Offering Price(1)(3)	Amount of Registration Fee(4)

Ordinary Shares, nominal value €0.08 per share(2)(3)	6,037,500	$17.00	$102,637,500	$10,336

(1)
Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(a) under the Securities Act of 1933, as amended.

(2)
American Depositary Shares, or ADSs, issuable upon deposit of the ordinary shares registered hereby are being registered pursuant to a separate Registration Statement on Form F-6. Each ADS represents one ordinary share.

(3)
Includes the additional ordinary shares represented by ADSs, which the underwriters have an option to purchase.

(4)
The Registrant previously paid $8,686 of the registration fee with the initial filing of this registration statement.

             The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a) may determine.

The information in this preliminary prospectus is not complete and may be changed. We and the selling shareholder may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JULY 11, 2016

5,250,000 American Depositary Shares

Talend S.A.

Representing 5,250,000 Ordinary Shares

          This is an initial public offering of American Depositary Shares, or ADSs, each representing one of our ordinary shares, nominal value €0.08 per share of Talend S.A.

          Prior to this offering, there has been no public market for our ordinary shares or ADSs. It is currently estimated that the initial public offering price will be between $15.00 and $17.00 per ADS. We have applied to list our ADSs on the NASDAQ Global Market under the symbol "TLND".

          We are an "emerging growth company" as that term is used in the Jumpstart Our Business Startups Act of 2012 and, as such, have elected to comply with reduced public company reporting requirements.

          See "Risk Factors" on page 18 to read about factors you should consider before buying our ADSs.

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per ADS	Total
Initial public offering price	$	$
Underwriting discounts(1)	$	$
Proceeds before expenses, to us	$	$

(1)
See "Underwriting" for additional information regarding underwriting compensation.

          Certain entities associated with Bpifrance Investissement, which holds more than 5% of our ordinary shares and of which a member of our board of directors is a managing director, have indicated an interest in purchasing up to 812,500 of our ADSs in this offering, at the initial public offering price. Because these indications of interest are not binding agreements or commitments to purchase, such entities may elect to purchase more ADSs or fewer ADSs than they indicate an interest in purchasing or not to purchase any ADSs in this offering. In addition, the underwriters may elect to sell more ADSs or fewer ADSs or not to sell any ADSs in this offering to such entities. The underwriters will receive the same discount from any ADSs sold to such entities as they will from any other ADSs sold to the public in this offering.

          To the extent that the underwriters sell more than 5,250,000 ADSs, the underwriters have the option to purchase up to an additional 787,500 ADSs, consisting of 456,852 additional ADSs from us and 330,648 additional ADSs from the selling shareholder identified in this prospectus, at the initial public offering price less the underwriting discount. If the underwriters exercise their option to purchase additional ADSs, we will not receive any proceeds from any sale of ADSs by the selling shareholder.

          The underwriters expect to deliver the ADSs against payment in New York, New York on                          , 2016.

Goldman, Sachs & Co.	J.P. Morgan	Barclays	Citigroup

William Blair

Prospectus dated                          , 2016

          You should rely only on the information contained in this prospectus and any related free-writing prospectus that we authorize to be distributed to you. We, the selling shareholder and the underwriters have not authorized any person to provide you with information different from that contained in this prospectus or any related free-writing prospectus that we authorize to be distributed to you. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state where the offer or sale is not permitted. The information in this prospectus speaks only as of the date of this prospectus unless the information specifically indicates that another date applies, regardless of the time of delivery of this prospectus or of any sale of the securities offered hereby.

          Unless otherwise indicated, all references in this prospectus to "Talend", "we", "us", or "company" refer to Talend S.A. and its consolidated subsidiaries.

          No action is being taken in any jurisdiction outside the United States to permit a public offering of the American Depositary Shares, or ADSs, or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of the prospectus applicable to that jurisdiction.

i

 TRADEMARKS

          We own or have rights to trademarks and trade names that we use in connection with the operation of our business, including our corporate name, logos, product names and website names. Other trademarks and trade names appearing in this prospectus are the property of their respective owners. Solely for your convenience, some of the trademarks and trade names referred to in this prospectus are listed without the ® and TM symbols, but we will assert, to the fullest extent under applicable law, our rights to our trademarks and trade names.

CONVENTIONS THAT APPLY TO THIS PROSPECTUS

          Unless otherwise indicated, the consolidated financial statements and related notes included in this prospectus have been presented in U.S. dollars and also comply with the International Financial Reporting Standards as issued by the International Accounting Standards Board, or IFRS. For us and our subsidiaries that use a functional currency that is not U.S. dollars, the assets and liabilities have been translated at the closing exchange rate as of the relevant balance sheet date, while the income and expenses have been translated at the average exchange rate for the month in which the transaction occurred. The resulting exchange differences are recognized in our consolidated statement of comprehensive income. See Note 3 in the notes to our consolidated financial statements included elsewhere in this prospectus for more information.

          Certain information in this prospectus is expressed in Euros, such as share option exercise prices and transaction values in "Related Party Transactions", among others. The noon buying rate of the Federal Reserve Bank of New York for the Euro on July 1, 2016 was €1.00 to $1.1145. We make no representation that the Euro or U.S. dollar amounts referred to in this prospectus could have been converted into U.S. dollars or Euros, as the case may be, at any particular rate or at all. See "Risk Factors—We are exposed to fluctuations in currency exchange rates, which could negatively affect our financial condition and results of operations".

ii

PROSPECTUS SUMMARY

          This summary highlights selected information contained elsewhere in this prospectus and is qualified in its entirety by the more detailed information and consolidated financial statements and the related notes thereto included elsewhere in this prospectus. This summary does not contain all the information you should consider before investing in our ADSs. You should read this entire prospectus carefully, including "Risk Factors", "Management's Discussion and Analysis of Financial Condition and Results of Operations", and our consolidated financial statements and the related notes thereto included elsewhere in this prospectus, before making an investment decision.

 Company Overview

          Our mission is to enable every organization to harness the power of their data. Our software platform, Talend Data Fabric, integrates data and applications in real time across modern big data and cloud environments, as well as traditional systems, allowing organizations to develop a unified view of their business and customers across organizational and technology silos. Effective and strategic use of data to optimize every aspect of business is a competitive advantage. Talend is a key enabler of the data-driven enterprise where data is becoming a strategic asset. Talend Data Fabric allows customers in any industry to improve business performance by using their data to create new insights and to automate business processes. Our customers rely on our software to better understand their customers, improve customer service, detect fraud, and predict equipment maintenance needs.

          The amount of data available for decision making is increasing exponentially, and the technology to analyze and act on that data is becoming dramatically more capable and cost-effective, and ubiquitous. As a result, IT infrastructure is undergoing an industrywide, transformative shift toward new big data and cloud platforms. At the same time, the increasing pace of business is driving the need for more real-time data processing and the need to make data-driven decisions throughout every organization is creating demand for self-service business and analytical applications. The growth in data sources such as mobile and social, and the rise of new big data and cloud platforms to analyze this data, combine to create major growth engines for the data integration market. We believe our products immediately address the markets for Data Integration and Integrity Software, Master Data Management, and Integration and Orchestration Middleware, which International Data Corporation, or IDC, estimates combined were $16 billion in 2015 and are forecasted to reach $21 billion in 2019. Within those large markets, demand for big data integration and cloud integration is growing particularly quickly due to growth in their underlying markets. The markets for big data technology and services and public IT cloud services are expected to grow at compound annual growth rates, or CAGRs, of 23% and 19%, respectively, from 2015 to 2019 according to IDC estimates.

          Talend Data Fabric provides a comprehensive, flexible platform to address IT integration needs across industries. Our platform works seamlessly at the speed and scale of modern big data architectures and across on-premise and cloud environments to connect both traditional and big data environments. Organizations can quickly integrate all forms of data across systems and applications at scale, with significantly improved performance and lower total cost of ownership than traditional data integration approaches. Our platform interoperates with modern big data technologies, such as Hadoop, Spark, and Spark Streaming, and our flexible product architecture enables us to rapidly adopt new technologies as they emerge. Our technology allows our customers to manage both batch and real-time data processing and incorporate machine learning to leverage data for the automation of operational workflows. Our flexible cloud architecture allows organizations to operate in a cloud-based environment such as Amazon Web Services, Google Compute Engine, or Microsoft Azure, in their on-premise datacenter, in private clouds, or in any hybrid combination. Our Talend Big Data Integration solution can run up to seven times faster on big data platforms than a certain large competitor's product, according to a McKnight Consulting Group, or MCG, study we commissioned.

          We offer Talend Data Fabric as a subscription license based primarily on the number of users of our platform. Individual developers often discover Talend through our open source offerings and introduce our solutions more broadly within their organizations. Many of these organizations choose to license our commercial products for enterprise deployment. After an initial deployment, organizations often purchase additional subscriptions or expand their usage to additional modules within Talend Data Fabric. The unified code base and modularity of our products allows organizations to enable additional functionality with just a license key, significantly reducing software deployment and training costs.

          We have a broad, global customer base that includes Allianz, Citi, General Electric, Lenovo and Siemens and spans a broad range of industries, including financial services, technology, telecommunications, healthcare, manufacturing, and retail. We have developed an ecosystem of over 120 partners including Cloudera, Hortonworks, MapR, and Amazon Web Services, as well as many leading systems integrators such as Accenture and Capgemini. This ecosystem extends the capabilities of our platform, enhances our sales reach and market penetration, and maximizes the value of our solutions for our customers.

          For the year ended December 31, 2015, our total revenue was $76.0 million, including $62.7 million of subscription revenue that grew 39% year-over-year on a constant currency basis (27% year-over-year on an actual currency basis). We experienced net losses of $22.0 million and negative free cash flow of $10.8 million for the year ended December 31, 2015 as we continued to invest in growing our business. For the quarter ended March 31, 2016, our total revenue was $22.8 million, including $19.3 million of subscription revenue that grew 42% year-over-year on a constant currency basis (40% year-over-year on an actual currency basis). We experienced a net loss of $5.3 million and positive free cash flow of $1.7 million for the quarter ended March 31, 2016.

Industry Overview

          We are in the early stages of four disruptive trends that are reshaping the IT industry and creating an increasing number of new opportunities for organizations to be data driven.

          The Data-Driven Imperative:    The rise of social media, proliferation of mobile and Internet of Things, or IoT, devices, and growing adoption of cloud-based IT infrastructure is producing massive quantities of new data for organizations. IDC estimates that the quantity of data will double every two years through 2020 to reach 44 trillion gigabytes. The proliferation of digital information provides new opportunities for organizations to leverage data to enhance their business, making its effective and strategic use a key competitive advantage. According to Accenture, 84% of executives expect big data to shift their competitive landscape within a year. For example, organizations can tailor product offerings to a customer in real time based on online shopping behavior while the customer is still online, increasing the likelihood of a transaction. In a business environment where data is available and actionable, data-driven decision making is now a competitive necessity.

          Generational Shift to Big Data Technology:    To accommodate the enormous increase in data, IT infrastructure is in the midst of a transformative shift towards next generation big data technology. Technologies such as Hadoop, Spark, and NoSQL enable organizations to manage and process far greater amounts of data in real time and at significantly lower costs. Forrester estimates that 100% of large enterprises will adopt Hadoop and/or related big data technologies such as Spark by 2018. As organizations become familiar with these new technologies and better understand their capabilities, they increasingly choose big data technologies for new projects they initiate.

          Cloud Adoption Becomes Mainstream:    IT infrastructure is undergoing a shift as organizations extend their infrastructure with cloud-based solutions. The traditional information technology framework of standalone hardware running on-premise software, which is deployed and maintained by IT departments, is shifting rapidly toward a virtualized, cloud-based infrastructure that reduces upfront investment, ongoing maintenance and support costs, and increases agility. This evolution of IT infrastructure also requires organizations to support hybrid environments, as some of their systems and data remain on-premise while others move to the cloud. As a result, organizations seek solutions that enable simultaneous integration across both traditional and cloud architectures.

          Demand for Self-Service Technology:    The proliferation of data, coupled with its strategic importance, has significantly increased business users' demand for tools to access the data themselves. In many cases IT controls the data but does not deliver it in a format easily analyzed or used by the business. This has led to demand for a new wave of self-service tools that allow both IT and business users to access, merge, cleanse, and analyze data more quickly than before. By removing the IT bottleneck in accessing data, organizations empower key business stakeholders to leverage all of their data quickly to create new insights and implement operational changes.

Limitations of Traditional Approaches

          Historically, data integration has been performed through two different approaches: hand-coded integrations manually created by developers or legacy Extract, Transform, and Load, or ETL, software. Hand coding requires developers to write unique code manually for each specific data integration workflow. Legacy ETL software extracts data from various databases, blends it together, transforms it into a unified data model, and subsequently loads it into a data warehouse. Both traditional approaches have significant limitations, including:

  Limitations of Hand Coding:

  •
  Scarcity of technical talent.  Many organizations are unable to find and retain developers with the expertise required for hand coding, especially in rapidly evolving big data and cloud technologies.

  •
  Requires significant time from developers.  Hand coding is a costly, resource-intensive, and inflexible approach.

  •
  Lacks governance and control.  Governance of data using hand coding methods relies on time-consuming manual developer documentation, which can be error prone, incomplete, out of date, or nonexistent.

  •
  Not adaptable to new technologies.  Hand coding requires manual integration between systems using technology-specific code, impeding flexibility to migrate to new technologies or integrate multiple systems, especially if documentation is incomplete or there has been developer turnover.

  Limitations of Legacy ETL Software:

  •
  Not designed for big data architectures.  Legacy ETL software was built primarily to integrate structured data from on-premise applications and relational databases into data warehouses, and is not designed for big data platforms such as Hadoop and Spark.

  •
  Poorly integrated cloud solutions.  Legacy ETL software is not designed to work effectively with modern data infrastructures that are cloud-based or that have a mix of both on-premise and cloud systems.

  •
  Lack real-time insight.  ETL software typically uses a bulk or batch processing approach that processes data on a daily, weekly, or monthly basis for use in post-transaction analytics and reporting. It lacks predictive and real-time capabilities.

  •
  Complex and difficult to deploy.  Legacy ETL software has been built and modified over decades, making it difficult to use and cumbersome to deploy.

Our Solution

          Talend Data Fabric is a modern, unified platform designed to meet integration needs of both developers and business users. It works seamlessly across on-premise, cloud, and hybrid environments, and integrates data in real time from both traditional and big data platforms. The benefits of our solution include:

  •
  Designed for big data technologies.  Our solution was purpose-built to work with modern big data architectures, allowing organizations to integrate their data seamlessly in any environment. Our product architecture generates code that runs natively in Hadoop and Spark to take full advantage of the scale and speed of big data technologies.

  •
  Integrated cloud solution.  We provide a single integration solution that can be deployed on-premise, in the cloud, or in a hybrid environment. Because our solution is designed for seamless integration between cloud and on-premise environments, organizations have access to identical architecture and functionality across all potential use cases.

  •
  Powerful real-time integration and machine learning.  We enable organizations to unlock the value of their data to create real-time, predictive insights. With Talend, customers can create intelligent data flows with machine learning algorithms that can process both batch and real-time streaming data.

  •
  Self-service functionality.  Our solution enables anyone in IT or a business role to access, cleanse, enrich, and integrate data with an easy-to-use, web-based user interface. This empowers business users to conduct more data preparation on their own, without waiting for IT resources.

  •
  Rapid deployment and agility.  We have simplified the complexities of connecting big data and traditional architectures across cloud and on-premise environments which accelerates development and reduces cost. Our solution can be deployed and in production in a matter of hours, due to its lightweight architecture and intuitive functionality.

  •
  Robust governance and management capabilities.  Our solution provides organizations with powerful governance and management capabilities for their data assets. We provide visibility into data flows, lineage and stewardship that continuously updates as developers change integrations.

Competitive Strengths

          We believe we have a number of competitive advantages that will enable us to maintain and extend our leadership position in next-generation data integration. Our competitive strengths include:

  •
  Differentiated performance and scalability.  Talend Big Data Integration builds data integration flows that run natively within Hadoop platforms and leverage the latest technologies to run up to seven times faster than a certain large competitor's product, according to an MCG study we commissioned.

  •
  Flexible pricing model providing a compelling value proposition.  We offer our commercial products primarily based on a flexible, per-user annual subscription pricing model that allows for wide adoption within an organization at significantly lower upfront and total cost of ownership compared to the cost of legacy data integration tools that are priced per-CPU core or per-node and require proprietary run times.

  •
  Open source model providing go-to-market leverage.  Our free open source solution generates qualified leads for the licensing of our enterprise-grade subscription solution. Our open source products have been downloaded more than two million times.

  •
  Adaptable and extensible architecture.  We continuously update our solution to work with existing and new technologies and data frameworks. Talend's architecture separates the design of integration jobs from the actual code, which enables our platform to work with new technologies as they emerge, such as Hadoop and Spark. We believe that technologies and frameworks will continue to evolve and our ability to adapt to these changes is a key competitive advantage.

  •
  Powerful network effects from our Talend Data Fabric Platform.  With over one thousand pre-built connectors and components, the breadth of our platform continues to attract new developers to our community, who in turn develop new connectors and components that they contribute back to our open source community. Our pre-built connectors enable our customers to easily integrate data from various data sources and applications without expert knowledge about each data system and without hand coding a connector to access data. Easy integration with a broad range of systems is a critical decision factor for potential customers as it allows our solution to address a wide variety of data use cases. This creates a powerful network effect whereby we and our community keep each other at the forefront of innovation.

Our Growth Strategy

          Key drivers of our growth strategy include:

  •
  Maintain our technology leadership.  We intend to continue to invest in our Talend Data Fabric platform, and innovate and develop new features, functionality, and product modules.

  •
  Grow our customer base.  We plan to grow our customer base by continuing to expand our sales organization, develop our channel relationships, and convert open source users into paying customers.

  •
  Further expand within our existing customer base.  We have had success in upselling customers from a single project and smaller deployments to expanded deployments over time. We plan to further enhance our land-and-expand sales approach.

  •
  Expand our ecosystem of partners.  We will continue to invest in and grow our strong ecosystem of partners spanning big data vendors, cloud application providers, analytical software providers, commercial use/or original equipment manufacturer, or OEM, partners, systems integrators, and value added resellers.

  •
  Continue to grow internationally.  Although the United States is one of Talend's fastest-growing markets, we expect to experience balanced growth across the United States and the rest of the world as we expand our global presence.

  •
  Cultivate our open source community.  We will continue to release open source versions of our product to increase our exposure among developers and enhance our community to develop additional components and connectors for our integration platform, some of which we will commercialize.

 Recent Operating Results (Preliminary and Unaudited)

          Set forth below are selected preliminary unaudited financial results for the three months ended June 30, 2016. Our consolidated financial statements for the three months ended June 30, 2016 are not yet available. The following information reflects our preliminary estimates with respect to such results based on currently available information. We have provided ranges, rather than specific amounts, for the preliminary results described below primarily because our financial closing procedures for the three months ended June 30, 2016 are not yet complete and, as a result, our final results upon completion of our closing procedures may vary from the preliminary estimates.

	Three Months Ended June 30, 2016
	Low	High
	(in thousands)
Financial Information
Total revenue	$24,800	$25,400
Subscription revenue	20,900	21,200
Loss from operations(1)	(8,100)	(7,500)
Net loss(1)	(8,700)	(8,100)

(1)
Loss from operations and net loss include $0.6 million of stock based compensation.
  •
  For the three months ended June 30, 2016, we expect total revenue to be between $24.8 million and $25.4 million, representing an estimated increase of approximately 35% to 38% as compared to total revenue of $18.4 million for the three months ended June 30, 2015. The year-over-year increase in total revenue was primarily driven by additional sales of our products to both new and existing customers.

  •
  For the three months ended June 30, 2016, we expect subscription revenue to be between $20.9 million and $21.2 million, representing an estimated increase of approximately 38% to 40% as compared to subscription revenue of $15.2 million for the three months ended June 30, 2015. On a constant currency basis, we expect subscription revenue to increase approximately 38% to 40% as compared to the three months ended June 30, 2015. The year-over-year increase in subscription revenue was, in part, driven by a significant increase in revenue related to our Big Data products as well as growth in sales of other subscription products to new and existing customers.

  •
  For the three months ended June 30, 2016, we expect loss from operations to be between $8.1 million and $7.5 million, as compared to loss from operations of $4.0 million for the three months ended June 30, 2015. The increase in loss from operations reflects our strong investment in sales and marketing as we continue to increase our sales capacity in new regions such as Singapore, The Netherlands and Italy; increased commissions due to strong sales in the three months ended June 30, 2016, as well as additional general and administrative expenses as we prepare to become a public company.

  •
  For the three months ended June 30, 2016, we expect net loss to be between $8.7 million and $8.1 million, as compared to net loss of $4.3 million for the three months ended June 30, 2015. The increase in net loss is primarily a result of the increase in our loss from operations.

          The information above is based on preliminary unaudited information and management estimates for the three months ended June 30, 2016, is not a comprehensive statement of our financial results, and is subject to completion of our financial closing procedures. This information should be read in conjunction with our consolidated financial statements and the related notes and

"Management's Discussion and Analysis of Financial Condition and Results of Operations" for prior periods included elsewhere in this prospectus. While we have not identified any unusual or unique events or trends that occurred during the period which might materially affect these preliminary estimates, our actual results for the three months ended June 30, 2016 will not be available until after this offering is completed, may differ materially from our preliminary estimates and are not necessarily indicative of the results to be expected for the remainder of 2016 or any future period. Accordingly, you should not place undue reliance upon these preliminary estimates. See "Risk Factors" and "Forward-Looking Statements". These preliminary estimates have been prepared by and are the responsibility of management. Our independent accountants have not conducted a review of and do not express an opinion or any other form of assurance with respect to these preliminary estimates.

Risk Factors Summary

          Our business is subject to numerous risks and uncertainties, including those highlighted in "Risk Factors" immediately following this prospectus summary. These risks include, but are not limited to, the following:

  •
  Our business and operations have experienced rapid growth, and if we do not appropriately manage any future growth or are unable to improve our systems and processes, our business, financial condition, results of operations and prospects will be adversely affected.

  •
  If we are unable to increase sales of our solution to new customers and sell additional products to our existing customers, our future revenue and operating results will be harmed.

  •
  If our existing customers terminate or do not renew their subscriptions, it could have an adverse effect on our business and results of operations.

  •
  We rely significantly on revenue from subscriptions, which may decline and, because we recognize revenue from subscriptions over the term of the relevant subscription period, downturns or upturns in sales are not immediately reflected in full in our results of operations.

  •
  One of our marketing strategies is to offer free open source and trial versions of our products, and we may not be able to realize the benefits of this strategy.

  •
  The market for our big data and cloud integration products is new, unproven and evolving, and our future success depends on the growth and expansion of such market and our ability to adapt and respond effectively to an evolving market.

  •
  Our relatively limited operating history makes it difficult to evaluate our current business and prospects and may increase the risks associated with your investment.

  •
  We have a history of losses and may not be able to achieve profitability or positive cash flows on a consistent basis. If we cannot achieve profitability or positive cash flows, our business, financial condition, and results of operations may suffer.

  •
  We face intense competition in our market, especially from larger well-established companies, and we may lack sufficient financial or other resources to maintain or improve our competitive position.

  •
  Because of the characteristics of open source software, there are few technological barriers to entry into the open source market by new competitors and it may be relatively easy for competitors, some of whom may have greater resources than we have, to enter our markets and compete with us.

 Our Corporate Information

          We were organized as a société par actions simplifiée, or S.A.S., under the laws of the French Republic on September 19, 2005 and subsequently converted into a société anonyme, or S.A., on April 14, 2006. We are registered with the French Commerce and Companies Register under the number 484 175 252 RCS Nanterre. Our registered office is located at 9, rue Pages, 92150 Suresnes, France. Our telephone number at this address is +33 (0) 1 46 25 06 00. Our main place of business in the United States is located at 800 Bridge Parkway, Suite 200, Redwood City, CA 94065. Our telephone number at this address is (650) 539-3200. Our website is www.talend.com. Information contained on our website is not part of this prospectus. Our agent for service of process in the United States is our wholly owned subsidiary, Talend, Inc., a Delaware corporation, located at 800 Bridge Parkway, Suite 200, Redwood City, CA 94065.

Implications of Being a Foreign Private Issuer

          We will qualify as a "foreign private issuer" as defined in Section 405 of the Securities Act of 1933, as amended, or the Securities Act. As a foreign private issuer, we are exempt from certain rules under the Securities Exchange Act of 1934, as amended, or the Exchange Act, that impose disclosure requirements as well as procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, our officers, directors and principal shareholders are exempt from the reporting and "short-swing" profit recovery provisions of Section 16 of the Exchange Act. Moreover, we are not required to file periodic reports and financial statements with the Securities and Exchange Commission, or the SEC, as frequently or as promptly as a company that files as a domestic issuer whose securities are registered under the Exchange Act, nor are we generally required to comply with the SEC's Regulation FD, which restricts the selective disclosure of material non-public information. We intend to take advantage of these exemptions as a foreign private issuer. See "Risk Factors—As a foreign private issuer, we are exempt from a number of rules under the U.S. securities laws and are permitted to file less information with the SEC than a U.S. company. In addition, our ordinary shares are not listed, and we do not intend to list our shares, on any market in France, our home country. This may limit the information available to holders of the ADSs".

Implications of Being an Emerging Growth Company

          We are an "emerging growth company" as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting requirements that are otherwise applicable generally to public companies. These reduced reporting requirements include:

  •
  An exemption from compliance with the auditor attestation requirement on the effectiveness of our internal controls over financial reporting;

  •
  Reduced disclosure about our executive compensation arrangements; and

  •
  An exemption from the requirements to obtain a non-binding advisory vote on executive compensation or stockholder approval of any golden parachute arrangements.

          We will remain an emerging growth company until the earliest to occur of: (i) the first fiscal year following the fifth anniversary of this offering; (ii) the first fiscal year after our annual gross revenue is $1.0 billion or more; (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities; or (iv) as of the end of any fiscal year in which the market value of our common stock held by non-affiliates exceeded $700.0 million as of the end of the second quarter of that fiscal year.

          We may choose to take advantage of some, but not all, of the available benefits under the JOBS Act. We will not take advantage of the extended transition period under Section 7(a)(2)(B) of the Securities Act, for complying with new or revised accounting standards. We prepare our financial statements in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, or IFRS, which make no distinction between public or private companies for purposes of compliance with new or revised accounting standards. As a result, the requirements of our compliance as a private company and as a public company are the same. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock. See "Risk Factors—We are an "emerging growth company" and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make the ADSs less attractive to investors".

 THE OFFERING

ADSs offered by us	5,250,000 ADSs (5,706,852 ADSs if the underwriters exercise their option to purchase additional ADSs in full).
ADSs offered by the selling shareholder	330,648 ADSs if the underwriters exercise their option to purchase additional ADSs in full.
ADSs to be outstanding immediately after this offering	5,250,000 ADSs, or 6,037,500 ADSs if the underwriters exercise their option to purchase additional ADSs in full.
Ordinary shares to be outstanding immediately after this offering	27,971,855 ordinary shares, or 28,428,707 ordinary shares if the underwriters exercise their option to purchase additional ADSs in full.
Option to purchase additional ADSs

We and the selling shareholder have granted the underwriters an option, which is exercisable within 30 days from the date of this prospectus, to purchase up to 787,500 additional ADSs, consisting of 456,852 additional ADSs from us and 330,648 additional ADSs from the selling shareholder, at the public offering price less the underwriting discount.

The ADSs	Each ADS represents one ordinary share. The ADSs are evidenced by ADRs issued by the depositary.

The depositary will be the holder of the ordinary shares underlying the ADSs and you will have the rights of an ADS holder as provided in the deposit agreement among us, the depositary and owners and beneficial owners of ADSs from time to time.

You may surrender your ADSs to the depositary to withdraw the ordinary shares underlying your ADSs. The depositary will charge you a fee for such an exchange.

We may amend or terminate the deposit agreement for any reason without your consent. If an amendment becomes effective, you will be bound by the deposit agreement as amended if you continue to hold your ADSs.

Use of proceeds

We estimate that the net proceeds from this offering will be $74.3 million, or $81.1 million if the underwriters exercise their option to purchase additional ADSs in full, at an assumed initial public offering price of $16.00 per ADS (the midpoint of the price range set forth on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their option to purchase additional ADSs, we will not receive any proceeds from any sale of ADSs by the selling shareholder.

We currently intend to use the net proceeds we receive from this offering primarily for general corporate purposes, including working capital, research and development activities, sales and marketing activities, general and administrative matters and capital expenditures, as well as to pay the outstanding balance, accrued interest and prepayment fees under our credit facility. We also may use a portion of the net proceeds from this offering to make complementary acquisitions or investments. However, we do not have agreements or commitments for any specific acquisitions or investments at this time. See "Use of Proceeds".

Depositary	JPMorgan Chase Bank, N.A.
Concentration of ownership

Upon the completion of this offering, our executive officers, directors and shareholders holding more than 5% of our outstanding shares, and their affiliates, will beneficially own, in the aggregate, 75.0% of our outstanding shares.

Proposed NASDAQ Global Market trading symbol	"TLND"
Shareholder Agreement

We have entered into a Shareholder Agreement with entities affiliated with certain of our shareholders. For a description of our Shareholder Agreement, see "Risk Factors—After the offering, share ownership will remain concentrated in the hands of our principal shareholders and management, who will continue to be able to exercise a direct or indirect controlling influence on us" and "Related Party Transactions—Shareholder Agreement".

          Certain entities associated with Bpifrance Investissement, which holds more than 5% of our ordinary shares and of which a member of our board of directors is a managing director, have indicated an interest in purchasing up to 812,500 of our ADSs in this offering, at the initial public offering price. Because these indications of interest are not binding agreements or commitments to purchase, such entities may elect to purchase more ADSs or fewer ADSs than they indicate an interest in purchasing or not to purchase any ADSs in this offering. In addition, the underwriters may elect to sell more ADSs or fewer ADSs or not to sell any ADSs in this offering to such entities. The underwriters will receive the same discount from any ADSs sold to such entities as they will from any other ADSs sold to the public in this offering. Any ADSs purchased by such entities will be subject to the applicable lock-up restrictions described in the section entitled "Shares and ADSs Eligible for Future Sale".

          Unless otherwise indicated, the number of ordinary shares to be outstanding following the offering (after giving effect to the automatic conversion of all outstanding preferred shares into an aggregate of 18,732,413 ordinary shares immediately prior to the completion of this offering) is based on 22,721,855 fully paid shares outstanding at March 31, 2016, and excludes:

  •
  486,419 ordinary shares issuable upon the exercise of employee warrants (bons de souscription de parts de créateur d'entreprise, or BSPCE) outstanding as of March 31, 2016, at a weighted average exercise price of €5.26 per share, of which none have been issued after March 31, 2016 upon exercise of vested employee warrants;

  •
  2,171,432 ordinary shares issuable upon the exercise of share options (options de souscription d'actions) outstanding as of March 31, 2016, at a weighted average exercise price of €6.60 per share, of which 546 have been issued after March 31, 2016 upon exercise of vested share options;

  •
  37,500 ordinary shares issuable upon the exercise of employee warrants (bons de souscription d'actions, or BSA) outstanding as of March 31, 2016 at a weighted average exercise price of €11.12 per share;

  •
  108,016 ordinary shares issuable upon the exercise of employee warrants (bons de souscription de parts de créateur d'entreprise) granted by our board of directors subsequent to March 31, 2016 at a weighted average exercise price of €13.82 per share;

  •
  731,399 ordinary shares issuable upon the exercise of share options (options de souscription d'actions) granted by our board of directors, subsequent to March 31, 2016 at a weighted average exercise price of €14.07 per share;

  •
  2,300,000 ordinary shares reserved pursuant to delegations of authority from our shareholders approved on June 1, 2016 for grants made after such date, of stock options, employee warrants (BSPCE), employee warrants (BSA) and free shares to our directors, executive officers, employees, board observers, consultants and advisors, of which 695,041 have been granted after June 1, 2016 at a weighted average exercise price of €14.46 per share; and

  •
  8,500,000 ordinary shares reserved pursuant to delegations of authority from our shareholders for future share capital increases by us, up to an aggregate maximum nominal amount equal to €680,000, through rights issuances and public and private offerings.

          Unless otherwise indicated, all information contained in this prospectus assumes:

  •
  the effectiveness of our amended and restated by-laws upon the completion of this offering;

  •
  the automatic conversion of all outstanding preferred shares into an aggregate of 18,732,413 ordinary shares effective immediately prior to the completion of this offering;

  •
  except for 12,062 employee warrants (bons de souscription de parts de créateur d'entreprise) and 36,333 share options (options de souscription d'actions) which have lapsed after March 31, 2016, none of the unexercised share options and employee warrants listed above have lapsed after such date pursuant to their terms and conditions (including in case of departure of any holder of any such options or warrants); and

  •
  no exercise by the underwriters of their right to purchase up to an additional 787,500 ADSs.

          Except as otherwise indicated, the information in this prospectus gives effect to the following:

  •
  The hundred-for-one share split of our ordinary shares that occurred on April 14, 2006;

  •
  A six-for-one share split of our ordinary shares and preferred shares that occurred on June 10, 2010;

  •
  The conversion of 3 preferred shares into 3 ordinary shares that occurred on May 13, 2016; and

  •
  A one-for-eight reverse share split of our ordinary shares and preferred shares that occurred on June 18, 2016. Under applicable French law, during the two-year period following the effectiveness of the reverse share split, shareholders who have received fractional shares in connection with the reverse share split are entitled to purchase additional fractional shares from, or to sell such fractional shares to, other shareholders of the company in order to obtain a whole number of shares. Such transactions amongst our shareholders during the mandated two-year period may impact the share figures set forth in this prospectus.

          To give effect to the one-for-eight reverse share split, all figures in this prospectus referring to shares, share options (options de souscription d'actions), employee warrants (bons de souscription de parts de créateur d'entreprise) and employee warrants (bons de souscription d'actions) have been divided by eight and rounded down to the nearest whole number as if the reverse share split had occured on March 31, 2016. The impact of the one-for-eight reverse share split on the Company's share options, employee warrants (BSPCE) and employee warrants (BSA) was a change to the conversion rate, whereby holders of share options, employee warrants (BSPCE) and employee warrants (BSA) will exercise eight options or warrants for one of the Company's ordinary shares. The number of outstanding share options, employee warrants (BSPCE) and employee warrants (BSA) has not changed due to the one-for-eight reverse share split. The exercise price for each option or warrant that has been granted has also not changed.

 SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

          The following tables summarize our consolidated financial and other data. We derived the consolidated statements of operations data for the years ended December 31, 2013, 2014, and 2015 from our audited consolidated financial statements included elsewhere in this prospectus. We derived the consolidated statements of operations data for the three months ended March 31, 2015 and 2016 and the consolidated statement of financial position data as of March 31, 2016 from our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus. We prepare our consolidated financial statements in accordance with IFRS which includes all standards issued by the International Accounting Standards Board, or IASB, and related interpretations issued by the IFRS Interpretations Committee. Our historical results presented below are not necessarily indicative of financial results to be achieved in future periods. You should read the following summary consolidated financial data in conjunction with "Selected Consolidated Financial and Other Data", "Management's Discussion and Analysis of Financial Condition and Results of Operations", "Currency Exchange Rates", and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,			Three Months Ended March 31,
	2013	2014	2015	2015	2016
	(in thousands, except per share amounts)
Consolidated Statement of Operations Data:
Revenue
Subscriptions	$38,215	$49,290	$62,722	$13,761	$19,297
Professional services	14,865	13,291	13,238	3,280	3,459

Total revenue	53,080	62,581	75,960	17,041	22,756
Cost of revenue(1)
Subscriptions	3,350	4,542	8,283	2,004	2,494
Professional services	12,545	11,616	10,425	2,803	2,794

Total cost of revenue	15,895	16,158	18,708	4,807	5,288
Gross profit	37,185	46,423	57,252	12,234	17,468
Operating expenses(1)
Sales and marketing	35,769	42,851	49,169	11,488	14,876
Research and development	9,110	13,242	15,075	3,525	4,278
General and administrative	10,219	13,086	14,453	3,334	4,259

Total operating expenses	55,098	69,179	78,697	18,347	23,413

Loss from operations	(17,913)	(22,756)	(21,445)	(6,113)	(5,945)
Finance income	207	515	21	230	859
Finance expense	(1,974)	(81)	(589)	(9)	(156)

Loss before income tax	(19,680)	(22,322)	(22,013)	(5,892)	(5,242)
Income tax (expense) benefit	(9)	(199)	7	2	(25)

Net loss for the period(2)	$(19,689)	$(22,521)	$(22,006)	$(5,890)	$(5,267)

Net loss per share attributable to ordinary shareholders:
Basic and diluted net loss per share	$(6.40)	$(6.09)	$(5.79)	$(1.58)	$(1.34)
Weighted-average shares outstanding used to compute net loss per share attributable to ordinary shareholders:
Shares used in basic and diluted net loss per share	3,075	3,696	3,803	3,735	3,918

(1)
Amounts include share-based payment expense, as follows:

	Year Ended December 31,			Three Months Ended March 31,
	2013	2014	2015	2015	2016
	(in thousands)
Cost of revenue—subscriptions	$—	$2	$78	$16	$17
Cost of revenue—professional services	—	26	61	12	15
Sales and marketing	—	178	793	148	179
Research and development	—	31	302	37	113
General and administrative	263	1,021	1,123	200	307

Total share-based compensation expense	$263	$1,258	$2,357	$413	$631

(2)
The loss for the year/period is wholly attributable to the owners of the company.

Key Business Metrics

          We review a number of metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions. These key business metrics include the following:

  Subscription Revenue Growth Rate

          The table below shows our subscription revenue growth rate on both an actual and constant currency basis for each quarter in the year ended December 31, 2015 and for the quarter ended March 31, 2016 calculated against the corresponding quarter in the prior year, as well as for the years ended December 31, 2014 and December 31, 2015. We calculate revenue on a constant currency basis by applying the average monthly currency rate for each month in the comparative period to the corresponding month in the current period. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Key Business Metrics—Subscription Revenue Growth Rate" for more information on the uses and limitations of subscription revenue growth rate.

	Year Ended		Three Months Ended
	Dec. 31, 2014	Dec. 31, 2015	Mar. 31, 2015	Jun. 30, 2015	Sep. 30, 2015	Dec. 31, 2015	Mar. 31, 2016
Actual FX rates	29%	27%	19%	27%	29%	32%	40%
Constant currency	29%	39%	32%	42%	41%	40%	42%

  Dollar-Based Net Expansion Rate

          We calculate our dollar-based net expansion rate by dividing our recurring customer revenue by our base revenue. We define base revenue as the subscription revenue we recognized from all customers during the four quarters ended one year prior to the date of measurement. We define our recurring customer revenue as the subscription revenue we recognized during the four quarters ended on the date of measurement from the same customer base included in our measure of base revenue, including revenue resulting from additional sales to those customers. This analysis excludes revenue derived from our OEM sales. We expect our dollar-based net expansion rate to potentially decline as we scale our business. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Key Business Metrics—Dollar-Based Net Expansion Rate" for more information on the uses and limitations of dollar-based net expansion rate.

          The following table summarizes our quarterly dollar-based net expansion rate since January 1, 2014 on both an actual and constant currency basis.

Dollar-based net expansion rate	Mar. 31, 2014	Jun. 30, 2014	Sep. 30, 2014	Dec. 31, 2014	Mar. 31, 2015	Jun. 30, 2015	Sep. 30, 2015	Dec. 31, 2015	Mar. 31, 2016
Actual FX rates	121%	123%	124%	129%	124%	114%	112%	114%	115%
Constant currency	119%	121%	123%	130%	129%	122%	123%	124%	123%

  Free Cash Flow

          We define free cash flow as net cash from (used in) operating activities less net cash used in investing activities for purchases of property and equipment and intangible assets. The table below shows our free cash flow for each of the years ended December 31, 2013, 2014 and 2015, as well as for each of the quarters ended March 31, 2015 and 2016, and a reconciliation to the most directly comparable IFRS measure for each such period. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Key Business Metrics—Free Cash Flow" for more information on the uses and limitations of free cash flow.

	Year Ended December 31,			Three Months Ended March 31,
	2013	2014	2015	2015	2016
	(in thousands)			(in thousands)
Net cash from (used in) operating activities	$(8,163)	$(14,291)	$(9,979)	$399	$2,212
Less: Acquisition of property and equipment	570	2,593	788	100	477

Free cash flow	$(8,733)	$(16,884)	$(10,767)	$299	$1,735

          Our consolidated financial position data as of March 31, 2016 is presented on:

  •
  An actual basis; and

  •
  A pro forma as adjusted basis to reflect: (1) the conversion of all of our outstanding preferred shares into ordinary shares, which will occur automatically immediately prior to the completion of this offering; (2) the issuance and sale of 5,250,000 ADSs by us in this offering and our receipt of the estimated net proceeds from such issuance and sale based on an assumed initial public offering price of $16.00 per ADS (the midpoint of the price range set forth on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us; and (3) the repayment of the $12.0 million balance and $0.3 million of prepayment fees and accrued interest under our credit facility with Square 1 as described under "Use of Proceeds".

          The pro forma as adjusted information set forth in the table below is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.

	As of March 31, 2016
	Actual	Pro forma, as adjusted(1)(2)(3)
	$	$
	(in thousands)
Consolidated Statement of Financial Position Data:
Cash and cash equivalents	$9,429	$72,425
Working capital(4)	11,149	11,149
Total assets	45,272	108,268
Deferred revenue	77,044	77,044
Borrowings	11,224	287
Total liabilities	103,735	92,798
Total shareholders' equity (deficit)	(58,463)	15,470(5)

(1)
A $1.00 increase (decrease) in the assumed initial public offering price of $16.00 per ADS (the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) each of pro forma as adjusted cash and cash equivalents, total assets and total shareholders' equity (deficit) by $4.9 million payable, after deducting the estimated underwriting discounts and commissions and estimated offering expenses by us and assuming no exercise of the underwriters' option to purchase additional ADSs. Similarly, each increase or decrease of one million ADSs offered by us would increase (decrease) each of our pro forma as adjusted cash and cash equivalents, total assets and total shareholders' equity (deficit) by $14.9 million, assuming the assumed initial public offering price of $16.00 per ADS (the midpoint of the estimated price range set forth on the cover page of this prospectus) remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and assuming no exercise of the underwriters' option to purchase additional ADSs.

(2)
Gives effect to an additional $1.0 million we drew down under our credit facility with Square 1 subsequent to March 31, 2016 that we intend to pay with the net proceeds of this offering, without reflecting the application of the proceeds received from the drawdown.

(3)
Gives effect to the repayment in full of the outstanding balance, accrued interest and prepayment fees under the Square 1 credit facility with $12.3 million of the net proceeds from this offering. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Square 1 Bank Loan and Security Agreement".

(4)
Calculated as trade receivables, net, plus other current assets minus trade and other payables and current provisions.

(5)
Reflects the payment of $0.3 million of prepayment fees and accrued interest under our credit facility with Square 1 and recognition of the $0.1 million unamortized balance of fees associated with the initial structuring of the credit facility.

RISK FACTORS

          You should carefully consider the risks described below and all other information contained in this prospectus before making an investment decision. If any of the following risks actually occur, our business, financial condition and results of operations could be materially and adversely affected. In that event, the trading price of the ADSs could decline, and you may lose part or all of your investment. This prospectus also contains forward-looking information that involves risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of many factors, including the risks described below and elsewhere in this prospectus.

 Risks Related to Our Business and Industry

Our business and operations have experienced rapid growth, and if we do not appropriately manage any future growth or are unable to improve our systems and processes, our business, financial condition, results of operations and prospects will be adversely affected.

          We have experienced rapid growth and increased demand for our products over the last few years. Our employee headcount and number of customers have increased significantly, and we expect to continue to grow our headcount significantly over the next year. For example, our employee base has grown from 375 employees as of December 31, 2013 to 524 employees as of December 31, 2015 to 566 employees as of March 31, 2016. The growth and expansion of our business and product offerings places a continuous significant strain on our management, operational, and financial resources. As we have grown, we have managed more complex deployments of our subscriptions with enterprise customers. We must continue to improve and expand our information technology and financial infrastructure, our operating and administrative systems, and our ability to manage headcount, capital, and processes in an efficient manner to manage our growth to date and any future growth effectively.

          We may not be able to scale improvements successfully to our product offering or implement our other systems, processes, and controls in an efficient or timely manner or in a manner that does not negatively affect our results of operations. In addition, our existing systems, processes, and controls may not prevent or detect all errors, omissions, or fraud. We may experience difficulties in managing improvements to our systems, processes, and controls or in connection with third-party software, which could disrupt existing customer relationships, cause us to lose customers, limit us to smaller deployments of our products, or increase our technical support costs. Our failure to improve our systems, processes, and controls, or their failure to operate in the intended manner, may result in our inability to manage the growth of our business and to forecast our revenue, expenses, and earnings accurately, or to prevent certain losses. For example, we are implementing certain new enterprise management systems and any failure to implement these systems may disrupt our operations and our operating expenses could increase. Additionally, our productivity and the quality of our products and services may be adversely affected if we do not integrate and train our new employees quickly and effectively. Any future growth would add complexity to our organization and require effective coordination throughout our organization. Failure to manage any future growth effectively could result in increased costs, negatively affect our customers' satisfaction with our products and services, and harm our results of operations.

If we are unable to increase sales of our solution to new customers and sell additional products to our existing customers, our future revenue and results of operations will be harmed.

          Our future success depends, in part, on our ability to sell our subscriptions to new customers and to expand the deployment of our platform with existing customers by selling additional subscriptions. This may require increasingly sophisticated and costly sales efforts that may not result in additional sales. In addition, the rate at which our customers purchase additional subscriptions depends on a number of factors, including the perceived need for additional data integration products as well as general economic conditions. If our efforts to sell additional subscriptions to our customers are not successful, our business may suffer.

If our existing customers terminate or do not renew their subscriptions, it could have an adverse effect on our business and results of operations.

          We expect to derive a significant portion of our revenue from renewals of existing subscription agreements. In the year ended December 31, 2015, approximately half of our subscription bookings were generated from the renewals of existing subscription agreements. As a result, achieving a high renewal rate of our subscription agreements will be critical to our business. Our existing customers that purchase our subscription services have no contractual obligation to renew their contracts after the completion of their initial subscription term, which is typically one year, and some customers may have a right to terminate during the subscription term. As a result, we may not accurately predict future revenue from existing customers. Our customers' renewal rates may decline or fluctuate, and termination rates may increase or fluctuate, as a result of a number of factors, including their satisfaction with our platform and our customer support, our products' ability to integrate with new and changing technologies, the frequency and severity of subscription outages, our product uptime or latency, and the pricing of our, or competing, products. If our customers renew their subscriptions, they may renew for shorter subscription terms or on other terms that are less economically beneficial to us. We have limited historical data with respect to rates of customer terminations or renewals, so we may not accurately predict future renewal trends. We cannot be certain that our customers will renew their subscriptions. If our customers terminate or do not renew their subscriptions, or renew on less favorable terms, our revenue may grow more slowly than expected or decline and our dollar-based net expansion rate, a key metric we use to track the growth of our business, may decline.

We rely significantly on revenue from subscriptions, which may decline and, because we recognize revenue from subscriptions over the term of the relevant subscription period, downturns or upturns in sales are not immediately reflected in full in our results of operations.

          Subscription revenue accounts for a significant portion of our revenue, comprising 79% of total revenue in the year ended December 31, 2014, 83% of total revenue in the year ended December 31, 2015 and 85% of total revenue in the quarter ended March 31, 2016. Sales of new or renewal subscription contracts may decline and fluctuate as a result of a number of factors, including customers' level of satisfaction with our products, the prices of our products, the prices of products affected by our competitors, and reductions in our customers' spending levels. If our sales of new or renewal subscription contracts decline, our total revenue and revenue growth rate may decline and our business will suffer.

          In addition, we recognize subscription revenue monthly over the term of the relevant time period, which is typically one year and can be up to five years. As a result, much of the subscription revenue we report each fiscal quarter is the recognition of deferred revenue from subscription contracts entered into during previous fiscal quarters. Consequently, a decline in new or renewed subscription contracts in any one fiscal quarter will not be fully or immediately reflected in revenue in that fiscal quarter but will negatively affect our revenue in future fiscal quarters. Accordingly, the effect of significant downturns in new or renewed sales of our subscriptions is not reflected in full in our results of operations until future periods. Also, it is difficult for us to increase our subscription revenue rapidly through additional sales in any period, as revenue from new and renewal subscription contracts must be recognized over the applicable period. Furthermore, any increase in the average term of subscription contracts would result in revenue for such contracts being recognized over longer periods of time.

          We also pre-bill subscription orders and offer larger discounts to customers willing to pre-pay for longer, multi-year subscription contracts. Since 2014, we have decreased the average pre-billed duration of our subscriptions, which has directly reduced billing while decreasing the average discount related to longer-duration contracts. If we are unable to decrease the average pre-billed subscription duration and move to a model where customers commit to multi-year subscriptions with annual payment schedules, we may be unable to reduce the discounts generally required with multi-year billings, and may increase deferred revenue and decrease revenue over time.

One of our marketing strategies is to offer free open source and trial versions of our products, and we may not be able to realize the benefits of this strategy.

          We are dependent upon lead generation strategies, including our marketing strategy of offering free open source and trial versions of our products, to generate sales opportunities. These strategies may not be successful in continuing to generate sufficient sales opportunities necessary to increase our revenue. Many users never convert from the free open source or trial versions to the paid versions of our products. To the extent that users do not become, or we are unable to successfully attract, paying customers, we will not realize the intended benefits of these marketing strategies and our ability to grow our revenue will be adversely affected.

The market for our big data and cloud integration products is new, unproven and evolving, and our future success depends on the growth and expansion of such market and our ability to adapt and respond effectively to an evolving market.

          The market for big data and cloud integration is relatively new, rapidly evolving and unproven. Our future success will depend in large part on our big data and cloud integration solutions' ability to penetrate the existing market for data integration and management platforms, as well as the continued growth and expansion of the market for data integration and management platforms. It is difficult to predict subscription customer adoption and renewals, subscription customers' demand for our offerings, the size, growth rate and expansion of these markets, the entry of competitive products or the success of existing competitive products. Our ability to penetrate the existing market and any expansion of the market depends on a number of factors, including the cost, performance and perceived value associated with our offerings, as well as subscription customers' willingness to adopt an alternative approach to data integration and management platforms. Additionally, demand for our big data and cloud integration products will depend in large part on the adoption and scale-out deployments of Hadoop and other big data technologies. Furthermore, many potential subscription customers have made significant investments in hand coding or legacy ETL software and may be unwilling to invest in a new solution. If the market for big data integration and management platforms fails to grow or decreases in size, or if we fail to adapt to any changes in the industry, our business would be harmed.

Our relatively limited operating history makes it difficult to evaluate our current business and prospects and may increase the risks associated with your investment.

          We were founded in 2005, launched our first product in 2006, and began offering our platform on a subscription basis in 2007. Our relatively limited operating history makes it difficult to evaluate our current business and our future prospects, including our ability to plan for and model future growth. We have encountered and will continue to encounter risks and difficulties frequently experienced by rapidly growing companies in constantly evolving industries, including the risks described in this prospectus. If we do not address these risks successfully, our business and results of operations will be adversely affected, and the market price of our ADSs could decline.

Further, we have limited historical financial data and we operate in a rapidly evolving market. As such, any predictions about our future revenue and expenses may not be as accurate as they would be if we had a longer operating history or operated in a more predictable market.

We have a history of losses and may not be able to achieve profitability or positive cash flows on a consistent basis. If we cannot achieve profitability or positive cash flows, our business, financial condition, and results of operations may suffer.

          We have incurred losses in all years since our inception. We incurred a net loss of $5.3 million in the quarter ended March 31, 2016, $22.0 million in the year ended December 31, 2015 and $22.5 million in the year ended December 31, 2014. As a result, we had accumulated losses of $170.1 million as of March 31, 2016. We anticipate that our operating expenses will increase substantially in the foreseeable future as we continue to enhance our product and service offerings, broaden our installed customer base, expand our sales channels, expand our operations, hire additional employees, and continue to develop our technology. These efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenue sufficiently, or at all, to offset these higher expenses. Revenue growth may slow or revenue may decline for a number of possible reasons, including slowing demand for our products or services, increasing competition, a decrease in the growth of our overall market, or a failure to capitalize on growth opportunities. Any failure to increase our revenue as we grow our business could prevent us from achieving profitability or maintaining or increasing cash flow on a consistent basis. If we are unable to meet these risks and challenges as we encounter them, our business, financial condition, and results of operations may suffer.

We face intense competition in our market, especially from larger, well-established companies, and we may lack sufficient financial or other resources to maintain or improve our competitive position.

          The market for our products is highly competitive, quickly evolving, and subject to rapid changes in technology, which may expand the alternatives to our customers for their data integration requirements. Our current primary competitors generally fall into four categories:

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  Diversified technology companies that offer data integration solutions, including: IBM, Microsoft, Oracle, and SAP;

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  Pure-play data integration vendors, including: Ab Initio, Informatica, and Tibco;

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  Early-stage, niche data integration technologies; and

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  Hand-coded, custom data integration solutions built internally by organizations that we target as potential customers.

          Many of our existing competitors have, and some of our potential competitors could have, substantial competitive advantages such as:

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  Greater name recognition and longer operating histories;

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  Larger sales and marketing budgets and resources;

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  Broader distribution and established relationships with distribution partners and customers;

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  Greater customer support resources;

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  Greater resources to make acquisitions;

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  Lower labor and development costs;

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  Larger and more mature intellectual property portfolios; and

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  Substantially greater financial, technical, and other resources.

          In addition, some of our larger competitors have substantially broader and more diverse product offerings and leverage their relationships based on other products or incorporate functionality into existing products to gain business in a manner that discourages users from purchasing our products, including through selling at zero or negative margins, product bundling, or closed technology platforms. Potential customers may also prefer to purchase from their existing suppliers rather than a new supplier regardless of product performance or features. These larger competitors often have broader market focus and may therefore not be as susceptible to downturns in a particular market. Many of our smaller competitors that specialize in niche data integration technologies may introduce new products which are disruptive to our solution. Conditions in our market could change rapidly and significantly as a result of technological advancements, partnering by our competitors, or continuing market consolidation. New start-up companies that innovate and large competitors that are making significant investments in research and development may invent similar or superior products and technologies that compete with our products and technology. Our current and potential competitors may also establish cooperative relationships among themselves or with third parties that may further enhance their resources. While we endeavor to engage customers on our standard form agreements, in order to successfully engage larger customers in a highly competitive environment we may be required to negotiate our standard terms or transact on our customers' forms, which may result in accepting more onerous terms and obligations, and greater liability exposure, than we do in our standard forms.

          Some of our competitors have made or could make acquisitions of businesses that may allow them to offer more directly competitive and comprehensive solutions than they had previously offered. As a result of such acquisitions, our current or potential competitors might be able to adapt more quickly to new technologies and customer needs, devote greater resources to the promotion or sale of their products and services, initiate or withstand substantial price competition, take advantage of acquisitions or other opportunities more readily, or develop and expand their product offerings more quickly than we do. Due to various reasons, organizations may be more willing to add solutions incrementally to their existing data management infrastructure from competitors than to replace it with our solution. These competitive pressures in our market or our failure to compete effectively may result in price reductions, fewer orders, reduced revenue and gross margins, and loss of market share. Any failure to meet and address these factors could seriously harm our business and results of operations.

Because of the characteristics of open source software, there are few technological barriers to entry into the open source market by new competitors and it may be relatively easy for competitors, some of whom may have greater resources than we have, to enter our markets and compete with us.

          One of the characteristics of open source software is that anyone may obtain access to the source code for our open source products and then modify and redistribute the existing open source software and use it to compete in the marketplace. Such competition can develop without the degree of overhead and lead time required by traditional proprietary software companies. It is possible for competitors to develop their own software, including software based on Talend Open Studio, potentially reducing the demand for our solution and putting price pressure on our subscription offerings. We cannot guarantee that we will be able to compete successfully against current and future competitors or that competitive pressure or the availability of new open source software will not result in price reductions, reduced operating margins and loss of market share, any one of which could harm our business, financial condition, results of operations and cash flows.

We may be unable to predict the future course of open source technology development, which could reduce the market appeal of our offerings, damage our reputation and adversely affect our business, financial condition, results of operations and cash flows.

          We do not exercise control over many aspects of the development of open source technology. Different groups of open source software programmers compete with one another to develop new technology. Typically, the technology developed by one group will become more widely used than that developed by others. If we acquire or adopt new technology and incorporate it into our offerings but competing technology becomes more widely used or accepted, the market appeal of our offerings may be reduced, which could harm our reputation, diminish our brands and adversely affect our business, financial condition, results of operations and cash flows.

If we do not accurately predict, prepare for, and respond promptly to the rapidly evolving technological and market developments and changing customer needs in our market, our competitive position and prospects will be harmed.

          The market for our products is characterized by continuing rapid technological development, the emergence of new technologies, evolving industry standards, changing customer needs, and frequent new product introductions and enhancements. The introduction of products by our direct competitors or others incorporating new technologies, the emergence of new industry standards, or changes in customer requirements could render our existing products obsolete, unmarketable, or less competitive. In addition, industry-wide adoption or increased use of hand-coding, open source standards or other uniform open standards across heterogeneous applications could minimize the importance of the integration functionality of our products and materially adversely affect the competitiveness and market acceptance of our products. Furthermore, the standards on which we choose to develop new products or enhancements may not allow us to compete effectively for business opportunities.

          Our success depends upon our ability to enhance existing products, respond to changing customer requirements, and develop and introduce in a timely manner new products that keep pace with technological and competitive developments and emerging industry standards. We have in the past experienced delays in releasing new products and product enhancements and may experience similar delays in the future. As a result, in the past, some of our customers deferred purchasing our products until the next upgrade was released. Additionally, the success of new product introductions depends on a number of factors including, but not limited to, timely and successful product development, market acceptance, our ability to manage the risks associated with new product releases, the availability of software components for new products, the effective management of development and other spending in connection with anticipated demand for new products, the availability of newly developed products, and the risk that new products may have bugs, errors or other defects or deficiencies in the early stages of introduction. Future delays or problems in the installation or implementation of our new releases may cause customers to forgo purchases of our products and purchase those of our competitors instead. Additionally, even if we are able to develop new products and product enhancements, we cannot ensure that they will achieve market acceptance.

Delivering certain of our products via the cloud increases our expenses and may pose other challenges to our business.

          We offer and sell our products via both the cloud and on premise using the customer's own infrastructure. Our cloud offering enables quick setup and subscription pricing. Historically, our products were developed in the context of the on premise offering, and we have less operating experience offering and selling our products via our cloud offering. Although a majority of our revenue has historically been generated from customers using our on premise products, we believe that over time more customers will move to the cloud offering. As more of our customers transition to the cloud, we may be subject to additional contractual obligations with respect to privacy and data protection, as well as competitive pressures and higher operating costs, any of which may harm our business. If our cloud offering does not develop as quickly as we expect, or if we are unable to continue to scale our systems to meet the requirements of a large cloud offering, our business may be harmed. We are directing a significant portion of our financial and operating resources to implement a robust cloud offering for our products, but even if we continue to make these investments, we may be unsuccessful in growing or implementing our cloud offering competitively, and our business, results of operations and financial condition could be harmed.

Incorrect implementation or use of our software could result in customer dissatisfaction and negatively affect our business, operations, financial results and growth prospects.

          Our platform is designed to be operated in a self-service manner by our customers who subscribe to our cloud-based solution. In addition, our platform may be deployed in large scale, complex IT environments of our customers. Our customers and channel partners require training and experience in the proper use of and the variety of benefits that can be derived from our platform to maximize its potential. If our platform is not implemented or used correctly or as intended, inadequate performance or security vulnerabilities may result. Because our customers rely on our software to manage a wide range of operations, the incorrect implementation or use of our software or our failure to train customers on how to use our software productively may result in customer dissatisfaction, negative publicity and may adversely affect our reputation and brand. Failure by us to provide these training and implementation services to our customers would result in lost opportunities for follow-on sales to these customers and adoption of our platform by new customers, and adversely affect our business and growth prospects.

          In cases where our platform has been deployed on-premise within a customer's IT environment, if we or our customers are unable to configure or implement our software properly, or unable to do so in a timely manner, customer perceptions of our platform may be impaired, our reputation and brand may suffer, and customers may choose not to increase their use of our platform or to discontinue its use. In addition, our on-premise solution imposes server load and data storage requirements for implementation. If our customers do not have the server load capacity or the storage capacity required, they may not be able to implement and use our platform effectively and, therefore, may choose to discontinue their use of our platform or not increase their use.

Our ability to increase sales of our solution is highly dependent on the quality of our customer support, and our failure to offer high quality support would have an adverse effect on our business, reputation and results of operations.

          After our products are deployed within our customers' IT environments, our customers depend on our technical support services, as well as the support of our channel partners, including value-added resellers, to resolve issues relating to our products. Our channel partners often provide similar technical support for third parties' products, and may therefore have fewer resources to dedicate to the support of our products. If we or our channel partners do not succeed in helping our customers quickly resolve post-deployment issues or provide effective ongoing support, our ability to sell additional subscriptions to existing customers would be adversely affected and our reputation with potential customers could be damaged. Many larger enterprise and government entity customers have more complex IT environments and require higher levels of support than smaller customers. If we or our channel partners fail to meet the requirements of these enterprise customers, it may be more difficult to grow sales with enterprise customers.

          Additionally, if our channel partners do not effectively provide support to the satisfaction of our customers, we may be required to provide direct support to such customers, which would require us to hire additional personnel and to invest in additional resources. It can take several months to recruit, hire, and train qualified technical support employees. We may not be able to hire such resources fast enough to keep up with unexpected demand, particularly if the sales of our products exceed our internal forecasts. To the extent that we or our channel partners are unsuccessful in hiring, training, and retaining adequate support resources, our and our channel partners' ability to provide adequate and timely support to our customers, and our customers' satisfaction with our products and services, will be adversely affected. Additionally, to the extent that we may need to rely on our sales engineers to provide post-sales support while we are ramping our support resources, our sales productivity will be negatively affected, which would harm our revenue. Our or our channel partners' failure to provide and maintain high-quality support services would have an adverse effect on our business, financial condition, and results of operations.

A significant defect, security vulnerability, error or performance failure in our software could cause us to lose revenue and expose us to liability.

          The software and professional services we offer are inherently complex and, despite extensive testing and quality control, have in the past and may in the future contain defects or errors, especially when first introduced, or not perform as contemplated. These defects, security vulnerabilities, errors or performance failures could cause damage to our reputation, loss of customers or revenue, product returns, order cancellations, service terminations, or lack of market acceptance of our software. As the use of our solution, including products that were recently acquired or developed, expands to more sensitive, secure, or mission critical uses by our customers, we may be subject to increased scrutiny, potential reputational risk, or potential liability should our software fail to perform as contemplated in such deployments. We have in the past and may in the future need to issue corrective releases of our software to fix these defects, errors or performance failures, which could require us to allocate significant research and development and customer support resources to address these problems.

          Our standard form agreements with our customers typically contain provisions intended to limit both the types of claims for which we would be liable and the maximum amount of our liability. However, some of our customers require us to accept contract terms that do not include the same limitations. However, any limitation of liability provisions that may be contained in our license agreements may not be effective as a result of existing or future national, federal, state, or local laws or ordinances or unfavorable judicial decisions. Although we have not experienced any liability claims to date, the sale and support of our products entail the risk of such claims, which could be substantial in light of the use of our products in enterprise-wide environments. In addition, our insurance against this liability may not be adequate to cover a potential claim.

Interruptions or performance problems associated with our technology and infrastructure, and our reliance on technologies from third parties, may adversely affect our business operations and financial results.

          Our website and internal technology infrastructure may experience performance issues due to a variety of factors, including infrastructure changes, human or software errors, website or third-party hosting disruptions or capacity constraints due to a number of potential causes, including technical failures, natural disasters or fraud or security attacks. Our use and distribution of open source software may increase this risk. If our website is unavailable or our users are unable to download our tools or order subscription offerings or professional services within a reasonable amount of time or at all, our business could be harmed. Similarly, while we have taken measures to protect the confidential information that we have access to, including confidential information we may obtain through customer usage of our cloud-based services, our security measures could be breached. Any compromise of our security or any unauthorized access to or breaches of the security of our systems or of our product offerings, could result in the loss of data, loss of intellectual property or trade secrets, loss of business, reputational damage, regulatory investigations and orders, litigation, indemnity obligations, damages for contract breach, penalties for violation of applicable laws, regulations, or contractual obligations, and significant costs, fees and other monetary payments for remediation. We expect to continue to make significant investments to maintain and improve website performance and to enable rapid releases of new features and applications for Talend Data Fabric and Talend Open Studio. To the extent that we do not effectively upgrade our systems as needed and continually develop our technology to accommodate actual and anticipated changes in technology, our business and results of operations may be harmed.

          In addition, we rely on cloud technologies from third parties in order to operate critical functions of our business, including financial management services, relationship management services and lead generation management services. We also host our Talend Integration Cloud services on third-party cloud platforms. If these services become unavailable due to extended outages or interruptions or because they are no longer available on commercially reasonable terms or prices, our expenses could increase, our ability to manage our finances could be interrupted, our processes for managing sales of our subscription offerings and professional services and supporting our customers could be impaired, and our ability to generate and manage sales leads could be weakened until equivalent services, if available, are identified, obtained and implemented, all of which could harm our business and results of operations.

The competitive position of our product offerings depends in part on their ability to operate with third-party products and services and our customers' existing infrastructure.

          The competitive position of our product offering depends in part on their ability to operate with products and services of third parties, including companies that offer big data solutions, cloud based solutions, software services and infrastructure, and our products must be continuously modified and enhanced to adapt to changes in hardware, software, networking, browser and database technologies. In the future, one or more technology companies, whether our partners or otherwise, may choose not to support the operation of their software, software services and infrastructure with our product offerings. In addition, to the extent that a third party were to develop software or services that compete with ours, that provider may choose not to support our product offering. We intend to facilitate the compatibility of our solution with various third-party software, big data solutions, cloud-based solutions, software services and infrastructure offerings by maintaining and expanding our business and technical relationships. If we are not successful in achieving this goal, our business, financial condition and results of operations may suffer.

          Additionally, our products must interoperate with our customers' existing infrastructure, which often have different specifications, deploy products from multiple vendors, and contain multiple generations of products that have been added over time. As a result, when problems occur, it may be difficult to identify the sources of these problems. If we find errors in the existing software that create integration errors or problems in our customers' IT environments, as we have in the past, we may have to issue software updates as part of our normal maintenance process. Any delays in identifying the sources of problems or in providing necessary modifications to our software could have a negative impact on our reputation and our customers' satisfaction with our products and services, and our ability to sell products and services could be adversely affected. In addition, governments and other customers may require our products to comply with certain security or other certifications and standards.

We depend on our executive officers and other key employees, and the loss of one or more of these employees or an inability to attract and retain highly skilled employees could harm our business.

          Our future success depends, in part, on our ability to continue to attract and retain highly skilled personnel. The loss of the services of any of our key personnel, the inability to attract or retain qualified personnel, or delays in hiring required personnel, particularly in engineering and sales, may seriously harm our business, financial condition, and results of operations. Although we have entered into employment offer letters with our key personnel, these agreements have no specific duration and constitute at-will employment. We are also substantially dependent on the continued service of our existing engineering personnel because of the complexity of our platform.

          Any failure to hire, train, and adequately incentivize our sales personnel could negatively affect our growth. In particular, we have recently implemented a new incentive model for our sales team, whereby our insides sales team members are grouped with members of our outside sales team members in "pods". Each pod shares a common quota and is encouraged to work together to identify, qualify and close sales opportunities. If our sales model is not successful, our business could be adversely affected. Further, the inability of our recently hired sales personnel to effectively ramp up to target productivity levels could negatively affect our operating margins. In addition, if we are not effective in managing any leadership transition in our sales organization, our business could be adversely affected and our results of operations and financial condition could be harmed.

          Competition for highly skilled personnel is often intense, especially in the San Francisco Bay Area, the United Kingdom and France, where we have substantial presence and need for highly skilled personnel. Additionally, the industry in which we operate generally experiences high employee attrition. We may not be successful in attracting, integrating, or retaining qualified personnel to fulfill our current or future needs. Also, to the extent we hire personnel from competitors, we may be subject to allegations that they have been improperly solicited, that they have divulged proprietary or other confidential information, or that their former employers own their inventions or other work product.

          Our future performance also depends on the continued services and continuing contributions of our senior management to execute on our business plan and to identify and pursue new opportunities and product innovations. The loss of services of senior management could significantly delay or prevent the achievement of our development and strategic objectives, which could adversely affect our business, financial condition, and results of operations.

          Our employees do not have employment arrangements that require them to continue to work for us for any specified period, and therefore, they could terminate their employment with us at any time. We do not maintain key person life insurance policies on any of our employees. The loss of one or more of our key employees could seriously harm our business.

If we do not effectively expand and train our sales force, we may be unable to add new customers or increase sales to our existing customers and our business will be adversely affected.

          We continue to be substantially dependent on our sales force to obtain new customers and to drive additional usage and sales among our existing customers. We believe that there is significant competition for sales personnel, including enterprise sales representatives and sales engineers, with the skills and technical knowledge that we require. In particular, there is significant demand for sales engineers with big data and cloud-based software expertise. Our ability to achieve significant revenue growth will depend, in large part, on our success in recruiting, training and retaining sufficient numbers of sales personnel to support our growth. New hires require significant training and may take significant time before they achieve full productivity. Our recent hires and planned hires may not become productive as quickly as we expect, and we may be unable to hire or retain sufficient numbers of qualified individuals in the markets where we do business or plan to do business. In addition, as we continue to grow rapidly, a large percentage of our sales force will have relatively little experience working with us, our subscription offerings, and our business model. If we are unable to hire and train sufficient numbers of effective sales personnel, or our sales personnel are not successful in obtaining new customers or increasing sales to our existing customer base, our business will be harmed.

Employment laws in some of the countries in which we operate are stringent, which could restrict our ability to react to market changes and cause us to incur higher expenses.

          As of March 31, 2016, we had 566 full-time employees, of whom approximately 35% were located in the United States, 22% were located in France, 16% were located in China, and 12% were located in Germany. In some of the countries in which we operate, employment laws may grant significant job protection to certain employees, including rights on termination of employment and setting maximum number of hours and days per week a particular employee is permitted to work. In addition, in certain countries in which we operate, we are often required to consult and seek the advice of employee representatives and unions. These laws, coupled with the requirement to consult with any relevant employee representatives and unions, could affect our ability to react to market changes and the needs of our business, and cause us to incur higher expenses.

Any unauthorized, and potentially improper, actions of our sales personnel could adversely affect our business, results of operations and financial condition.

          The recognition of our revenue depends on, among other things, the terms negotiated in our contracts with our customers. Our sales personnel may act outside of their authority and negotiate additional terms without our knowledge. We have implemented policies to help prevent and discourage such conduct, but there can be no assurance that such policies will be followed. For instance, in the event that our sales personnel negotiate terms that do not appear in the contract and of which we are unaware, whether such additional terms are written or verbal, we could be prevented from recognizing revenue in accordance with our plans. Furthermore, depending on when we learn of unauthorized actions and the size of the transactions involved, we may have to restate revenue for a previously reported period, which would seriously harm our business, results of operations and financial condition.

We rely on channel partners to execute a portion of our sales; if our channel partners fail to perform, our ability to sell our solution will be limited, and, if we fail to optimize our channel partner model going forward, our results of operations will be harmed.

          A portion of our revenue is generated by sales through our channel partners, especially in international markets. As we grow our business into new and existing international markets, we expect that our reliance on channel partners to generate sales will also grow. We provide our channel partners with specific training and programs to assist them in selling our products, but there can be no assurance that these steps will be effective. In addition, our channel partners may be unsuccessful in marketing, selling, and supporting our products. If we are unable to develop and maintain effective sales incentive programs for our channel partners, we may not be able to incentivize these partners to sell our products to customers and, in particular, to large enterprises. These partners may also market, sell, and support products and services that are competitive with ours and may devote more resources to the marketing, sales, and support of such competitive products. These partners may have incentives to promote our competitors' products to the detriment of our own or may cease selling our products altogether. Our agreements with our channel partners may generally be terminated for any reason by either party with advance notice prior to each annual renewal date. We cannot assure you that we will retain these channel partners or that we will be able to secure additional or replacement channel partners. The loss of one or more of our significant channel partners or a decline in the number or size of orders from any of them could harm our results of operations. In addition, any new channel partner requires extensive training and may take several months or more to achieve productivity. Our channel partner sales structure could subject us to lawsuits, potential liability, and reputational harm if, for example, any of our channel partners misrepresents the functionality of our products or services to customers or violates laws or our corporate policies. If we fail to effectively manage our existing sales channels, if our channel partners are unsuccessful in fulfilling the orders for our products, or if we are unable to enter into arrangements with, and retain a sufficient number of, high quality channel partners in each of the regions in which we sell products and services and keep them motivated to sell our products, our ability to sell our products and results of operations will be harmed.

If we are unable to maintain successful relationships with our strategic partners, our business operations, financial results and growth prospects could be adversely affected.

          In addition to our direct sales force and channel partners, we maintain strategic relationships with a variety of strategic partners, including systems integrators and big data, cloud application and analytical software vendors, to jointly market and sell our subscription offerings. We expect that sales through our strategic partners will continue to grow as a proportion of our revenue for the foreseeable future.

          Our agreements with our strategic partners are generally non-exclusive, meaning our strategic partners may offer customers the products and services of several different companies, including products and services that compete with ours, or may themselves be or become competitors. If our strategic partners do not effectively market and sell our subscription offerings, choose to use greater efforts to market and sell their own products and services or those of our competitors, or fail to meet the needs of our customers, our ability to grow our business and sell our subscription offerings may be harmed. Our strategic partners may cease marketing our subscription offerings with limited or no notice and with little or no penalty. The loss of a substantial number of our strategic partners, our possible inability to replace them, or the failure to recruit additional strategic partners could harm our results of operations.

          Our ability to achieve revenue growth in the future will depend in part on our success in maintaining successful relationships with our strategic partners, and in helping our partners enhance their ability to market and sell our subscription offerings. If we are unable to maintain our relationships with these strategic partners, our business, results of operations, financial condition or cash flows could be harmed.

If we are not successful in sustaining and expanding our international business, we may incur additional losses and our revenue growth could be harmed.

          Our future results depend, in part, on our ability to sustain and expand our penetration of the international markets in which we currently operate and to expand into additional international markets. We depend on direct sales and our channel partner relationships to sell our subscription offerings and professional services in international markets. Our ability to expand internationally will depend upon our ability to deliver functionality and foreign language translations that reflect the needs of the international clients that we target. Our ability to expand internationally involves various risks, including the need to invest significant resources in such expansion, and the possibility that returns on such investments will not be achieved in the near future or at all in these less familiar competitive environments. We may also choose to conduct our international business through strategic alliances. If we are unable to identify strategic alliance partners or negotiate favorable alliance terms, our international growth may be harmed. In addition, we have incurred and may continue to incur significant expenses in advance of generating material revenue as we attempt to establish our presence in particular international markets.

          Sustaining and expanding our international business will also require significant attention from our management and will require us to add additional management and other resources in these new markets. Our ability to expand our business, attract talented employees and enter into channel partnerships in an increasing number of international markets requires considerable management attention and resources and is subject to the particular challenges of supporting a rapidly growing business in an environment of multiple languages, cultures, customs, legal systems, alternative dispute systems, regulatory systems, commercial infrastructures and technology infrastructure. If we are unable to grow our international operations in a timely and effective manner, we may incur additional losses and our revenue growth could be harmed.

If we are not able to maintain and enhance our brand, our business and results of operations may be adversely affected.

          We believe that the brand identities that we have developed have contributed significantly to the success of our business. We also believe that maintaining and enhancing our brands is important to expanding our customer base and attracting talented employees. In order to maintain and enhance our brands, we may be required to make further investments that may not be successful. Maintaining our brands will depend in part on our ability to remain a leader in data integration and management technology and our ability to continue to provide high-quality offerings. If we fail to promote and maintain our brands, or if we incur excessive costs in doing so, our business, financial condition, results of operations and cash flows may be harmed.

Our business is substantially dependent on sales leads from digital marketing efforts and if we are unable to generate significant volumes of such leads, traffic to our websites and our revenue may decrease.

          We utilize digital marketing channels, such as paid and free online search, display advertising, email and social media, in order to direct potential customers interested in our solution to our websites and generate sales leads. Many of these potential customers find our websites by searching for data integration solutions through Internet search engines, particularly Google. A critical factor in attracting potential customers to our websites is how prominently our websites are displayed in response to search inquiries. If we are listed less prominently or fail to appear in search result listings for any reason, visits to our websites by customers and potential customers could decline significantly and we may not be able to replace this traffic. Furthermore, if the costs associated with our digital marketing channels increase we may be required to increase our sales and marketing expenses, which may not be offset by additional revenue, and our business and results of operations could be adversely affected.

We derived approximately 44% of our subscription revenue in the year ended December 31, 2015 from our Talend Data Integration solution and failure of this solution to satisfy customer demands or to achieve increased market acceptance would harm our business, results of operations, financial condition and growth prospects.

          We derived approximately 44% of our subscription revenue in the year ended December 31, 2015, and expect to continue to derive a significant portion of our subscription revenue from our Talend Data Integration solution. Demand for Talend Data Integration is affected by a number of factors, many of which are beyond our control, including market acceptance of our solutions by referenceable accounts for existing and new use cases, the timing of development and release of new products by our competitors and additional capabilities and functionality by us, technological change, and growth or contraction in the market in which we compete. We expect the proliferation of data to lead to an increase in the IT integration needs of our customers, and Talend Data Integration may not be able to perform to meet those demands. If we are unable to continue to meet our subscription customer requirements, to achieve more widespread market acceptance of Talend Data Integration, or to increase demand for this solution, our business, results of operations, financial condition and prospects will be harmed.

The sales prices of our products may decrease, which may reduce our gross profits and adversely affect our financial results.

          The sales prices for our subscription offerings and professional services may decline for a variety of reasons, including competitive pricing pressures, discounts, a change in our mix of subscription offerings and professional services and their respective margins, anticipation of the introduction of new subscription offerings or professional services, or promotional programs. Competition continues to increase in the market segments in which we participate, and we expect competition to further increase in the future, thereby leading to increased pricing pressures. Larger competitors with more diverse product and service offerings may reduce the price of products or services that compete with ours or may bundle them with other products and services. Additionally, currency fluctuations in certain countries and regions may negatively impact actual prices that channel partners and customers are willing to pay in those countries and regions. We cannot assure you that we will be successful in developing and introducing new subscription offerings with enhanced functionality on a timely basis, or that any such new subscription offerings, if introduced, will enable us to maintain our prices and gross profits at levels that will allow us to achieve and maintain profitability.

Our sales cycle can be long and unpredictable, particularly with respect to sales through our channel partners or sales to enterprise customers, and our sales efforts require considerable time and expense.

          Our results of operations may fluctuate, in part, because of the resource-intensive nature of our sales efforts, the length and variability of the sales cycle of our subscription offerings and the difficulty in making short-term adjustments to our operating expenses. Our results of operations depend in part on sales to larger subscription customers and increasing sales to existing customers. The length of our sales cycle, from initial contact with our sales team to contractually committing to our subscription offerings, generally averages six months, but can vary substantially from customer to customer based on deal complexity as well as whether a sale is made directly by us or through a channel partner. Our sales cycle can extend to more than a year for some customers. It is difficult to predict exactly when, or even if, we will make a sale to a potential customer or if we can increase sales to our existing customers. As a result, large individual sales have, in some cases, occurred in quarters subsequent to those we anticipated, or have not occurred at all. The loss or delay of one or more large transactions in a quarter could affect our cash flows and results of operations for that quarter and our revenue for any future quarters. Because a substantial proportion of our expenses are relatively fixed in the short term, our results of operations will suffer if revenue falls below our expectations in a particular quarter, which could cause the price of the ADSs to decline.

Reliance on sales at the end of the quarter could cause our revenue for the applicable period to fall below expected levels.

          As a result of customer buying patterns, we have historically received a substantial portion of subscriptions during the last month or later of each fiscal quarter. If expected sales at the end of any fiscal quarter is delayed for any reason, including the failure of anticipated purchase orders to materialize, our inability to release new products on schedule, any failure of our systems related to order review and processing, or any delays in order fulfillment based on trade compliance requirements, our cash flows and results of operations for that quarter, and our revenue for subsequent periods could fall below our expectations and the estimates of analysts, which could adversely impact our business and results of operations and cause a decline in the market price of the ADSs.

The seasonality of our business can create variance in our quarterly bookings, subscription revenue and cash flows from operations.

          We operate on a December 31 fiscal year end and believe that there are seasonal factors which may cause us to experience lower levels of sales in our first fiscal quarter ending March 31 as compared with other quarters. We believe that this seasonality results from a number of factors, including:

  •
  Companies using their IT budget at the end of the calendar year resulting in higher sales activity in the quarter ending December 31;

  •
  Sales personnel being compensated on annual plans and finalizing sales transactions in the quarter ending December 31, thereby exhausting most of their sales pipeline for the quarter ending March 31; and

  •
  Recruiting sales personnel primarily in the first and second quarters, which leads to greater sales productivity in the second half of the fiscal year.

          We believe that these seasonal trends have been masked in recent periods due to our growth, but we anticipate that they may be more pronounced in future periods.

Our future quarterly results may fluctuate significantly, which could adversely affect the trading price of our ADSs.

          Our results of operations, including the levels of our revenue, cost of revenue, gross margin, operating expenses, cash flow and deferred revenue, have fluctuated from quarter-to-quarter in the past and may continue to vary significantly in the future so that period-to-period comparisons of our results of operations may not be meaningful. Accordingly, our financial results in any one quarter should not be relied upon as indicative of future performance. Our quarterly financial results may fluctuate as a result of a variety of factors, many of which are outside of our control, may be difficult to predict, and may or may not fully reflect the underlying performance of our business. Because the timing and amount of our revenue is difficult to forecast and because our operating costs and expenses are relatively fixed in the short term, if our revenue does not meet our expectations, we are unlikely to be able to adjust our spending to levels commensurate with our revenue. As a result, the effect of revenue shortfalls on our results of operations may be more accentuated, and these and other fluctuations in quarterly results may negatively affect the market price of our ADSs. Among the factors that may cause fluctuations in our quarterly financial results are those listed below:

  •
  Our ability to attract and retain new customers;

  •
  The addition or loss of enterprise customers;

  •
  Our ability to successfully expand our business domestically and internationally;

  •
  Our ability to gain new channel partners and retain existing channel partners;

  •
  Fluctuations in the growth rate of the overall market that our solution addresses;

  •
  Fluctuations in the mix of our revenue;

  •
  The unpredictability of the timing of our receipt of orders for perpetual licenses, the revenue for which we typically recognize upfront;

  •
  The amount and timing of operating expenses related to the maintenance and expansion of our business and operations, including continued investments in sales and marketing, research and development and general and administrative resources;

  •
  Network outages or performance degradation of our cloud service;

  •
  Information security breaches;

  •
  General economic, industry and market conditions;

  •
  Customer renewal rates;

  •
  Increases or decreases in the number of elements of our subscription offerings or pricing changes upon any renewals of customer agreements;

  •
  Changes in our pricing policies or those of our competitors;

  •
  The budgeting cycles and purchasing practices of customers;

  •
  Decisions by potential customers to purchase alternative solutions from larger, more established vendors, including from their primary software vendors;

  •
  Decisions by potential customers to develop in-house solutions as alternatives to our platform;

  •
  Insolvency or credit difficulties confronting our customers, which could adversely affect their ability to purchase or pay for our software and services;

  •
  Delays in our ability to fulfill our customers' orders;

  •
  Seasonal variations in sales of our solution;

  •
  The cost and potential outcomes of future litigation or other disputes;

  •
  Future accounting pronouncements or changes in our accounting policies;

  •
  Our overall effective tax rate, including impacts caused by any reorganization in our corporate tax structure and any new legislation or regulatory developments;

  •
  Fluctuations in stock-based compensation expense;

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  Fluctuations in foreign currency exchange rates;

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  The timing and success of new products and service introductions by us or our competitors or any other change in the competitive dynamics of our industry, including consolidation among competitors, customers or strategic partners;

  •
  The timing of expenses related to the development or acquisition of technologies or businesses and potential future charges for impairment of goodwill from acquired companies; and

  •
  Other risk factors described in this prospectus.

Our current research and development efforts may not produce successful products or features that result in significant revenue, cost savings or other benefits in the near future, if at all.

          Developing our products and related enhancements is expensive. Our investments in research and development may not result in significant design improvements, marketable products or features, or may result in products that are more expensive than anticipated. Additionally, we may not achieve the cost savings or the anticipated performance improvements we expect, and we may take longer to generate revenue, or generate less revenue, than we anticipate. Our future plans include significant investments in research and development and related product opportunities. We believe that we must continue to dedicate a significant amount of resources to our research and development efforts to maintain our competitive position. However, we may not receive significant revenue from these investments in the near future, if at all, or these investments may not yield the expected benefits, either of which could adversely affect our business and results of operations.

Failure to protect our proprietary technology and intellectual property rights could substantially harm our business and results of operations.

          Our success depends to a significant degree on our ability to protect our proprietary technology, methodologies, know-how and our brand. We rely on a combination of trademarks, copyrights, contractual restrictions, and other intellectual property laws and confidentiality procedures to establish and protect our proprietary rights. However, the steps we take to protect our intellectual property may be inadequate. We will not be able to protect our intellectual property if we are unable to enforce our rights or if we do not detect unauthorized use of our intellectual property. If we fail to protect our intellectual property rights adequately, our competitors may gain access to our technology and our business may be harmed. In addition, defending our intellectual property rights might entail significant expense. Any patents, trademarks, or other intellectual property rights that we have or may obtain may be challenged by others or invalidated through administrative process or litigation. As of March 31, 2016, we did not have any pending patent applications or issued patents. Even if we decide to seek patent protection in the future, we may be unable to obtain any patent protection for our technology. In addition, any patents issued in the future may not provide us with competitive advantages, or may be successfully challenged by third parties. Furthermore, legal standards relating to the validity, enforceability, and scope of protection of intellectual property rights are uncertain. Despite our precautions, it may be possible for unauthorized third parties to copy our products and use information that we regard as proprietary to create products and services that compete with ours. Effective patent, trademark, copyright, and trade secret protection may not be available to us in every country in which our products are available. We may be unable to prevent third parties from acquiring domain names or trademarks that are similar to, infringe upon, or diminish the value of our trademarks and other proprietary rights. The laws of some foreign countries may not be as protective of intellectual property rights as those in the United States, and mechanisms for enforcement of intellectual property rights may be inadequate. As we expand our international activities, our exposure to unauthorized copying and use of our products and proprietary information will likely increase. Accordingly, despite our efforts, we may be unable to prevent third parties from infringing upon or misappropriating our intellectual property.

          We enter into confidentiality and invention assignment agreements with our employees and consultants and enter into confidentiality agreements with other parties. No assurance can be given that these agreements will be effective in controlling access to and distribution of our proprietary information. Further, these agreements may not prevent our competitors from independently developing technologies that are substantially equivalent or superior to our products.

          In order to protect our intellectual property rights, we may be required to spend significant resources to monitor and protect our intellectual property rights. Litigation may be necessary in the future to enforce our intellectual property rights and to protect our trade secrets. Litigation brought to protect and enforce our intellectual property rights could be costly, time-consuming, and distracting to management, and could result in the impairment or loss of portions of our intellectual property. Further, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims, and countersuits attacking the validity and enforceability of our intellectual property rights. Our inability to protect our proprietary technology against unauthorized copying or use, as well as any costly litigation or diversion of our management's attention and resources, could delay further sales or the implementation of our products, impair the functionality of our products, delay introductions of new products, result in our substituting inferior or more costly technologies into our products, or injure our reputation.

We could incur substantial costs as a result of any claim of infringement of another party's intellectual property rights.

          In recent years, there has been significant litigation involving patents and other intellectual property rights in the software industry. Companies providing software are increasingly bringing and becoming subject to suits alleging infringement of proprietary rights, particularly patent rights, and to the extent we gain greater market visibility, we face a higher risk of being the subject of intellectual property infringement claims. We do not currently have a patent portfolio, which could prevent us from deterring patent infringement claims through our own patent portfolio, and our competitors and others may now and in the future have significantly larger and more mature patent portfolios than we have. The risk of patent litigation has been amplified by the increase in the number of a type of patent holder, which we refer to as a non-practicing entity, whose sole business is to assert such claims and against whom our own intellectual property portfolio may provide little deterrent value. We could incur substantial costs in prosecuting or defending any intellectual property litigation. If we sue to enforce our rights or are sued by a third party that claims that our solution infringes its rights, the litigation could be expensive and could divert our management resources. As of the date of this prospectus, we have not received any written notice of an infringement claim, invitation to license, or other intellectual property infringement action.

          Any intellectual property litigation to which we might become a party, or for which we are required to provide indemnification, may require us to do one or more of the following:

  •
  Cease selling or using products that incorporate the intellectual property that we allegedly infringe;

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  Make substantial payments for legal fees, settlement payments or other costs or damages;

  •
  Obtain a license, which may not be available on reasonable terms or at all, to sell or use the relevant technology; or

  •
  Redesign the allegedly infringing products to avoid infringement, which could be costly, time-consuming or impossible.

          If we are required to make substantial payments or undertake any of the other actions noted above as a result of any intellectual property infringement claims against us or any obligation to indemnify our customers for such claims, such payments or actions could harm our business.

Our use of open source software could negatively affect our ability to sell our solution and subject us to possible litigation.

          A portion of our technologies incorporate open source software, and we expect to continue to incorporate open source software in our solution in the future. Few of the licenses applicable to open source software have been interpreted by courts, and there is a risk that these licenses could be construed in a manner that could impose unanticipated conditions or restrictions on our ability to commercialize our products. Moreover, we cannot assure you that we have not incorporated additional open source software in our software in a manner that is inconsistent with the terms of the applicable license or our current policies and procedures. If we fail to comply with these licenses, we may be subject to certain requirements, including requirements that we offer our solutions that incorporate the open source software for no cost, that we make available source code for modifications or derivative works we create based upon, incorporating or using the open source software and that we license such modifications or derivative works under the terms of applicable open source licenses. If an author or other third party that distributes such open source software were to allege that we had not complied with the conditions of one or more of these licenses, we could be required to incur significant legal expenses defending against such allegations and could be subject to significant damages, enjoined from the sale of our solutions that contained the open source software and required to comply with onerous conditions or restrictions on these solutions, which could disrupt the distribution and sale of these solutions. In addition, there have been claims challenging the ownership rights in of open source software against companies that incorporate open source software into their products, and the licensors of such open source software provide no warranties or indemnities with respect to such claims. In any of these events, we and our customers could be required to seek licenses from third parties in order to continue offering our products, and to re-engineer our products or discontinue the sale of our products in the event re-engineering cannot be accomplished on a timely basis. We and our customers may also be subject to suits by parties claiming infringement due to the reliance by our solutions on certain open source software, and such litigation could be costly for us to defend or subject us to an injunction. Any of the foregoing could require us to devote additional research and development resources to re-engineer our solutions, could result in customer dissatisfaction, and may adversely affect our business, results of operations and financial condition.

Our failure to protect personal information adequately could have an adverse effect on our business.

          A wide variety of provincial, state, national, and international laws and regulations apply to the collection, use, retention, protection, disclosure, transfer, and other processing of personal data. These data protection and privacy-related laws and regulations are evolving and being tested in courts and may result in ever-increasing regulatory and public scrutiny as well as escalating levels of enforcement and sanctions. Any actual or perceived loss, improper retention or misuse of certain information or alleged violations of laws and regulations relating to privacy, data protection and data security, and any relevant claims, could result in enforcement action against us, including fines, imprisonment of company officials and public censure, claims for damages by customers and other affected individuals, damage to our reputation and loss of goodwill (both in relation to existing customers and prospective customers), any of which could have an adverse effect on our operations, financial performance, and business. Evolving and changing definitions of personal data and personal information, within the European Union, the United States, and elsewhere, especially relating to classification of IP addresses, machine identification, location data, and other information, may limit or inhibit our ability to operate or expand our business, including limiting strategic partnerships that may involve the sharing of data. Any perception of privacy or security concerns or an inability to comply with applicable laws, regulations, policies, industry standards, contractual obligations or other legal obligations, even if unfounded, may result in additional cost and liability to us, harm our reputation and inhibit adoption of our products by current and future customers, and adversely affect our business, financial condition, and operating results.

          We have implemented and maintain security measures intended to protect personally identifiable information. However, our security measures remain vulnerable to various threats posed by hackers and criminals. If our security measures are overcome and any personally identifiable information that we collect or store becomes subject to unauthorized access, we may be required to comply with costly and burdensome breach notification obligations. We may also be subject to investigations, enforcement actions and private lawsuits. In addition, any data security incident is likely to generate negative publicity and have a negative effect on our business.

In connection with the operation of our business, we collect, store, transfer and otherwise process certain personally identifiable information. As a result, our business is subject to a variety of federal, state, foreign government and industry regulations, as well as self-regulation, related to privacy, data security and data protection.

          Privacy, data protection and security have become significant issues in the United States, Europe, and in other jurisdictions where we offer our products. The regulatory frameworks for privacy, data protection and information security issues worldwide are rapidly evolving and are likely to remain uncertain for the foreseeable future. Federal, state, or foreign government bodies or agencies have in the past adopted, and may in the future adopt, new laws and regulations or may make amendments to existing laws and regulations affecting data protection, data privacy and/or information security and/or regulating the use of the Internet as a commercial medium. Industry organizations also regularly adopt and advocate for new standards in these areas. If we fail to comply with any of these laws or standards, we may be subject to investigations, enforcement actions, civil litigation, fines and other penalties, all of which may generate negative publicity and have a negative impact on our business.

          In the United States, we may be subject to investigation and/or enforcement actions brought by federal agencies and state attorneys general and consumer protection agencies. We publicly post policies and other documentation regarding our practices concerning the processing, use and disclosure of personally identifiable information. Although we endeavor to comply with our published policies and documentation, we may at times fail to do so. The publication of our privacy policy and other documentation that provide promises and assurances about privacy and security can subject us to potential state and federal action if they are found to be deceptive, unfair, or misrepresentative of our actual practices.

          Internationally, virtually every jurisdiction in which we operate has established its own data security, privacy and data protection legal frameworks with which we or our customers must comply. European, Union Directive 95/46/EC, or the Directive, required European Union member states to implement data protection laws in accordance with the privacy requirements of the Directive.

          Among other requirements, the Directive regulates transfers of personal data subject to the Directive to third countries that have not been found to provide adequate protection to such personal data, including the United States. We have undertaken certain efforts to conform transfers of personal data from the European Economic Area, or EEA, to the United States and other jurisdictions based on our understanding of current regulatory obligations and the guidance of data protection authorities. Despite this, we may be unsuccessful in establishing conforming means of transferring such data from the EEA, in particular as a result of continued legal and legislative activity within the European Union that has challenged or called into question the legal basis for existing means of data transfers to countries that have not been found to provide adequate protection for personal data.

          We may also experience hesitancy, reluctance, or refusal by European or multi-national customers to continue to use our platform due to the potential risk exposure to such customers as a result of shifting business sentiment in the EEA regarding international data transfers and the current data protection obligations imposed on them by certain data protection authorities. We may find it necessary to establish systems to maintain personal data originating from the EEA in the EEA, which may involve substantial expense and may cause us to need to divert resources from other aspects of our business, all of which may adversely affect our business. We and our customers may face a risk of enforcement actions taken by European data protection authorities until the time, if any, that personal data transfers to us and by us from the EEA are legitimized under European law.

          The Directive is expected to be replaced in time with the pending European General Data Protection Regulation, which may impose additional obligations and risk upon our business and which may increase substantially the penalties to which we could be subject in the event of any non-compliance. We may incur substantial expense in complying with the new obligations to be imposed by the European General Data Protection Regulation and we may be required to make significant changes in our business operations, all of which may adversely affect our revenue and our business overall.

          In addition to government regulation, privacy advocates and industry groups may propose new and different self-regulatory standards that may legally or contractually apply to us. One example of such self-regulatory standards to which we may be contractually bound is the Payment Card Industry Data Security Standard, or PCI DSS, which relates to the processing of payment card information. In the event we fail to comply with the PCI DSS, fines and other penalties could result, and we may suffer reputational harm and damage to our business. We also expect that there will continue to be changes in interpretations of existing laws and regulations, or new proposed laws and regulations concerning privacy, data protection and information security, which could impair our or our customers' ability to collect, use or disclose information relating to consumers, which could decrease demand for our platform, increase our costs and impair our ability to maintain and grow our customer base and increase our revenue.

          Because the interpretation and application of many laws and regulations relating to privacy, data protection and information security, along with mandatory industry standards, are uncertain, it is possible that these laws may be interpreted and applied in a manner that is inconsistent with our existing data management practices or the features of our products, and we could face fines, lawsuits, and other claims and penalties, and we could be required to fundamentally change our business, which could have an adverse effect on our business. Any inability to adequately address privacy, data protection and data security concerns, even if unfounded, or comply with applicable privacy, data protection and data security laws, regulations, and policies, could result in additional cost and liability to us, damage our reputation, inhibit sales, and adversely affect our business. Furthermore, the costs of compliance with, and other burdens imposed by, the laws, regulations, and policies that are applicable to the businesses of our customers may limit the use and adoption of, and reduce the overall demand for, our products. Privacy, data protection and data security concerns, whether valid or not valid, may inhibit market adoption of our products, particularly in certain industries and foreign countries. If we are not able to adjust to changing laws, regulations, and standards related to the Internet, our business may be harmed.

We are subject to governmental export and import controls that could impair our ability to compete in international markets or subject us to liability if we violate these controls.

          Because our products use encryption, certain of our products are subject to U.S. export controls and may be exported from the United States only with the required export license or through an export license exception. Obtaining the necessary export license for a particular sale may be time-consuming and may result in the delay or loss of sales opportunities. Even though we take precautions to ensure that we and our channel partners comply with all relevant regulations, it has come to our attention that we may inadvertently have violated certain export control and sanctions regulations in the past. In light of this, we have voluntarily notified the U.S. Department of Commerce's Bureau of Industry and Security and the U.S. Department of Treasury's Office of Foreign Assets Controls of these potential violations and that we are conducting a further voluntary review regarding our compliance with the regulations. At this time, we believe that we exported certain encryption software prior to having the required authorization and that downloads of free trials of our software may have been made by persons in countries subject to an embargo by the United States. We expect to file our Final Voluntary Self Disclosures with the Departments of Commerce and Treasury by the end of July. We have implemented IP address blocking and persons with IP addresses associated with a country subject to an embargo by the United States may no longer download the free trials from our servers. Any failure to comply with the U.S. export requirements, U.S. customs regulations, U.S. economic sanctions, or other laws could result in the imposition of penalties against the company or individuals responsible for any such violations. The penalties may include substantial civil and criminal fines, incarceration for responsible employees and managers, the possible loss of export or import privileges and reputational harm.

          In addition, various countries regulate the import of certain encryption technology, including through import permit and license requirements, and have enacted laws that could limit our ability to distribute our products or could limit our customers' ability to implement our products in those countries. Changes in our products or changes in export and import regulations may create delays in the introduction of our products into international markets, prevent our customers with international operations from deploying our products globally or, in some cases, prevent or delay the export or import of our products to certain countries, governments, or persons altogether. Any change in export or import regulations, economic sanctions or related legislation, shift in the enforcement or scope of existing regulations, or change in the countries, governments, persons, or technologies targeted by such regulations, could result in decreased use of our products by, or our decreased ability to export or sell our products to, existing or potential customers with international operations. Any decreased use of our products or limitation on our ability to export to or sell our products in international markets would likely adversely affect our business, financial condition, and results of operations.

Our international operations and expansion expose us to several risks.

          During the years ended December 31, 2013, 2014 and 2015, and the quarter ended March 31, 2016 total revenue generated outside of France and the Americas was 42.8%, 40.3%, 36.2%, and 28.8% of our total revenue, respectively. Our primary research and development operations are located in France, China and Germany. In addition, we currently have international offices outside of France, China, Germany and the United States, which focus primarily on selling and implementing our solution in those regions. In the future, we may expand to other international locations. Our current international operations and future initiatives will involve a variety of risks, including:

  •
  Unexpected changes in regulatory requirements, taxes, trade laws, tariffs, export quotas, custom duties or other trade restrictions;

  •
  Different labor regulations, especially in the European Union, where labor laws are generally more advantageous to employees as compared to the United States, including deemed hourly wage and overtime regulations in these locations;

  •
  Exposure to many onerous and potentially inconsistent data protections laws;

  •
  More stringent regulations relating to privacy, data protection and data security, particularly in the European Union;

  •
  Changes in a specific country's or region's political or economic conditions;

  •
  Challenges inherent to efficiently managing an increased number of employees over large geographic distances, including the need to implement appropriate systems, policies, benefits and compliance programs;

  •
  Risks resulting from changes in currency exchange rates and the implementation of exchange controls, including restrictions promulgated by the Office of Foreign Assets Control of the U.S. Department of the Treasury, and other similar trade protection regulations and measures in the United States or in other jurisdictions;

  •
  Reduced ability to timely collect amounts owed to us by our clients in countries where our recourse may be more limited;

  •
  Limitations on our ability to reinvest earnings from operations derived from one country to fund the capital needs of our operations in other countries;

  •
  Limited or unfavorable intellectual property protection;

  •
  Exposure to liabilities under anti-corruption and anti-money laundering laws, including the U.S. Foreign Corrupt Practices Act of 1977, as amended, and similar applicable laws and regulations in other jurisdictions; and

  •
  Restrictions on repatriation of earnings.

          We have limited experience in marketing, selling and supporting our solution outside of France, the United Kingdom, the United States, Germany and Japan. If we invest substantial time and resources to expand our international operations and are unable to do so successfully and in a timely manner, our business and results of operations will suffer.

          Additionally, operating in international markets also requires significant management attention and financial resources. We cannot be certain that the investment and additional resources required in establishing operations in other countries will produce desired levels of revenue or profitability.

We are exposed to fluctuations in currency exchange rates, which could negatively affect our financial condition and results of operations.

          A portion of our subscription agreements and operating expenses are incurred outside the United States and denominated in foreign currencies and are subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the Euro. The strengthening of the U.S. dollar increases the real cost of our products to our customers outside of the United States, leading to delays in the purchase of our products and the lengthening of our sales cycle. If the U.S. dollar continues to strengthen, this could adversely affect our financial condition and results of operations. In addition, increased international sales in the future, including through our channel partners and other partnerships, may result in greater foreign currency denominated sales, increasing our foreign currency risk. Moreover, operating expenses incurred outside the United States and denominated in foreign currencies are increasing and are subject to fluctuations due to changes in foreign currency exchange rates. If we are not able to successfully hedge against the risks associated with currency fluctuations, our financial condition and results of operations could be adversely affected. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedging transactions may be limited and we may not be able to successfully hedge our exposure, which could adversely affect our financial condition and results of operations.

Exposure to UK political developments, including the outcome of the UK referendum on membership in the European Union, could have a material adverse effect on us.

          On June 23, 2016, a referendum was held on the United Kingdom's membership in the European Union, the outcome of which was a vote in favor of leaving the European Union. The United Kingdom's vote to leave the European Union creates an uncertain political and economic environment in the United Kingdom and potentially across other European Union member states, which may last for a number of months or years.

          Article 50 of the Treaty of the European Union, or Article 50, allows a member state to decide to withdraw from the European Union in accordance with its own constitutional requirements. The formal process for leaving the European Union will be triggered only when the United Kingdom delivers an Article 50 notice to the European Council, although informal negotiations around the terms of any exit may be held before such notice is given. Delivery of the Article 50 notice will start a two-year period for the United Kingdom to exit from the European Union, although this period can be extended with the unanimous agreement of the European Council. Without any such extension (and assuming that the terms of withdrawal have not already been agreed), the United Kingdom's membership in the European Union would end automatically on the expiration of that two-year period.

          The result of the referendum means that the long-term nature of the United Kingdom's relationship with the European Union is unclear and that there is considerable uncertainty as to when any such relationship will be agreed and implemented. In the interim, there is a risk of instability for both the United Kingdom and the European Union, which could adversely affect our results, financial condition and prospects.

          It is currently expected that the UK government will shortly commence negotiations in connection with any exit from the European Union and will make a decision regarding the timing for giving an Article 50 notice. There is also considerable uncertainty as to whether, following any Article 50 notice being given, the arrangements for the United Kingdom to leave the European Union will be agreed upon within the two-year period and, if not, whether an extension of that time period would be agreed upon. It is also possible that the European Union will pressure the United Kingdom to exit prior to the end of the two-year period. There is also a risk of the United Kingdom's exit from the European Union being effected without mutually acceptable terms being agreed and that any terms of such exit could adversely affect our operating results, financial condition and prospects.

          The political and economic instability created by the United Kingdom's vote to leave the European Union has caused and may continue to cause significant volatility in global financial markets and the value of the Pound Sterling currency or other currencies, including the Euro. Depending on the terms reached regarding any exit from the European Union, it is possible that there may be adverse practical and/or operational implications on our business.

          The outcome of the referendum has also created uncertainty with regard to the regulation of data protection in the United Kingdom. In particular, it is unclear whether the United Kingdom will enact the pending European General Data Protection Regulation, and how data transfers to and from the United Kingdom will be regulated.

          Consequently, no assurance can be given as to the impact of the referendum outcome and, in particular, no assurance can be given that our operating results, financial condition and prospects would not be adversely impacted by the result.

Because we conduct substantial operations in China, risks associated with economic, political and social events in China could negatively affect our business and results of operations.

          We operate a research and development center in Beijing, China, and may plan to continue to increase our presence in China. Our operations in China are subject to a number of risks relating to China's economic and political systems, including:

  •
  A government-controlled foreign exchange rate and limitations on the convertibility of the Chinese Renminbi;

  •
  Uncertainty regarding the validity, enforceability and scope of protection for intellectual property rights and the practical difficulties of enforcing such rights;

  •
  Extensive government regulation;

  •
  Changing governmental policies relating to tax benefits available to foreign-owned businesses;

  •
  A relatively uncertain legal system; and

  •
  Instability related to continued economic, political and social reform.

          Any actions and policies adopted by the government of the People's Republic of China, particularly with regard to intellectual property rights, or any prolonged slowdown in China's economy, could have an adverse effect on our business, results of operations and financial condition.

Failure to comply with anti-bribery, anti-corruption and anti-money laundering laws, including the U.S. Foreign Corrupt Practices Act of 1977, as amended, or the FCPA, and similar laws associated with our activities outside of the United States could subject us to penalties and other adverse consequences.

          We are subject to the FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act, the United Kingdom Bribery Act of 2010 and possibly other anti-corruption, anti-bribery and anti-money laundering laws in countries in which we conduct activities. We face significant risks if we fail to comply with the FCPA and other anti-corruption and anti-bribery laws that prohibit companies and their employees and third-party intermediaries from authorizing, offering or providing, directly or indirectly, improper payments or benefits to foreign government officials, political parties or candidates, employees of public international organizations, and private-sector recipients for a corrupt purpose of obtaining or retaining business, directing business to any person, or securing any advantage. In many foreign countries, particularly in countries with developing economies, it may be a local custom that businesses engage in practices that are prohibited by the FCPA or other applicable laws and regulations. In addition, we use various third-party intermediaries to sell our solutions and conduct our business abroad. We, our channel partners, and our other third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities and may be held liable for the corrupt or other illegal activities of these third-party intermediaries, our employees, representatives, contractors, partners, and agents, even if we do not explicitly authorize such activities. We continue to implement our FCPA/anti-corruption compliance program and cannot assure you that all of our employees and agents, as well as those companies to which we outsource certain of our business operations, will not take actions in violation of our policies and applicable law, for which we may be ultimately held responsible.

          Any violation of the FCPA, other applicable anti-bribery, anti-corruption laws, and anti-money laundering laws could result in whistleblower complaints, adverse media coverage, investigations, loss of export privileges, severe criminal or civil sanctions and, in the case of the FCPA, suspension or debarment from U.S. government contracts, which could have a material and adverse effect on our reputation, business, results of operations and prospects. In addition, responding to any enforcement action may result in a materially significant diversion of management's attention and resources and significant defense costs and other professional fees.

Our debt agreements contain certain restrictions that may limit our ability to operate our business.

          The terms of our existing loan and security agreement and the related collateral documents with Square 1 Bank, or Square 1, contain, and any future indebtedness would likely contain, a number of restrictive covenants that impose significant operating and financial restrictions on us, including restrictions on our ability, and the ability of our subsidiaries, to take actions that may be in our best interests, including, among others, disposing of assets, entering into change of control transactions, mergers or acquisitions, incurring additional indebtedness, granting liens on our assets, declaring and paying dividends and agreeing to do any of the foregoing. Our loan and security agreement requires us to satisfy specified financial covenants, including a minimum billings covenant and a minimum cash flow covenant. Our ability to meet those financial covenants can be affected by events beyond our control, and we may not be able to continue to meet those covenants. A breach of any of these covenants or the occurrence of other events (including a material adverse effect) specified in the loan and security agreement and/or the related collateral documents could result in an event of default under the loan and security agreement. Upon the occurrence of an event of default, Square 1 could elect to declare all amounts outstanding under the loan and security agreement to be immediately due and payable and terminate all commitments to extend further credit. If we were unable to repay those amounts, Square 1 could proceed against the collateral granted to them to secure such indebtedness. We have, and certain of our subsidiaries have, pledged substantially all of our respective assets as collateral under the loan documents. If Square 1 accelerates the repayment of borrowings, if any, we may not have sufficient funds to repay our existing debt.

Our failure to raise additional capital or generate the significant capital necessary to expand our operations and invest in new products could reduce our ability to compete and could harm our business.

          We expect that our existing cash and cash equivalents will be sufficient to meet our anticipated cash needs for the foreseeable future. After that, we may need to raise additional funds, and we may not be able to obtain additional debt or equity financing on favorable terms, if at all. If we raise additional equity financing, our shareholders may experience significant dilution of their ownership interests and the per share value of our ordinary shares could decline. Furthermore, if we engage in debt financing, the holders of debt would have priority over the holders of ADSs and underlying ordinary shares, and we may be required to accept terms that restrict our ability to incur additional indebtedness. We may also be required to take other actions that would otherwise be in the interests of the debt holders and force us to maintain specified liquidity or other ratios, any of which could harm our business, results of operations, and financial condition. If we need additional capital and cannot raise it on acceptable terms, we may not be able to, among other things:

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  Develop or enhance our products and professional services;

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  Continue to expand our sales and marketing and research and development organizations;

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  Acquire complementary technologies, products or businesses;

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  Expand operations in the United States or internationally;

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  Hire, train, and retain employees; or

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  Respond to competitive pressures or unanticipated working capital requirements.

          Our failure to have sufficient capital to do any of these things could seriously harm our business, financial condition, and results of operations.

We may acquire other businesses which could require significant management attention, disrupt our business, dilute shareholder value and adversely affect our results of operations.

          As part of our business strategy, we may acquire or make investments in complementary companies, products, or technologies. However, our ability as an organization to acquire and integrate other companies, products, or technologies in a successful manner is unproven. The identification of suitable acquisition candidates is difficult, and we may not be able to complete such acquisitions on favorable terms, if at all. If we do complete future acquisitions, we may not ultimately strengthen our competitive position or achieve our goals and business strategy, we may be subject to claims or liabilities assumed from an acquired company, product, or technology, and any acquisitions we complete could be viewed negatively by our customers, investors, and securities analysts. In addition, if we are unsuccessful at integrating future acquisitions, or the technologies associated with such acquisitions, into our company, the revenue and results of operations of the combined company could be adversely affected. Any integration process may require significant time and resources, which may disrupt our ongoing business and divert management's attention, and we may not be able to manage the integration process successfully. We may not successfully evaluate or utilize the acquired technology or personnel, realize anticipated synergies from the acquisition, or accurately forecast the financial impact of an acquisition transaction and integration of such acquisition, including accounting charges. We may have to pay cash, incur debt, or issue equity or equity-linked securities to pay for any future acquisitions, each of which could adversely affect our financial condition or the market price of the ADSs. The sale of equity or issuance of equity-linked debt to finance any future acquisitions could result in dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could also include covenants or other restrictions that would impede our ability to manage our operations. The occurrence of any of these risks could harm our business, results of operations, and financial condition.

A portion of our revenue is generated by sales to government entities, which are subject to a number of challenges and risks.

          Sales to government entities are subject to a number of risks. Selling to government entities can be highly competitive, expensive, and time-consuming, often requiring significant upfront time and expense without any assurance that these efforts will generate a sale. Government certification requirements for products like ours may change, thereby restricting our ability to sell into the U.S. federal government, U.S. state government, or foreign government sectors until we have attained the revised certification. Government demand and payment for our subscription offerings and professional services may be affected by public sector budgetary cycles and funding authorizations, with funding reductions or delays adversely affecting public sector demand for our subscription offerings and professional services.

          Government entities may have statutory, contractual, or other legal rights to terminate contracts with our distributors and resellers for convenience or due to a default, and any such termination may adversely affect our future results of operations. Governments routinely investigate and audit government contractors' administrative processes, and any unfavorable audit could result in the government refusing to continue buying our subscription offerings, a reduction of revenue, or fines or civil or criminal liability if the audit uncovers improper or illegal activities, which could adversely affect our results of operations in a material way.

We are exposed to the credit risk of some of our distributors, resellers and customers and to credit exposure in weakened markets, which could result in material losses.

          We have programs in place that are designed to monitor and mitigate credit risks of some of our distributors, resellers and customers, and our credit exposure in weakened markets. However, we cannot assure you these programs will be effective in reducing our credit risks, especially as we expand our business internationally. If we are unable to adequately control these risks, our business, results of operations, and financial condition could be harmed.

Unanticipated changes in effective tax rates or adverse outcomes resulting from examination of our income or other tax returns could expose us to greater than anticipated tax liabilities.

          Our income tax obligations are based in part on our corporate structure and intercompany arrangements, including the manner in which we develop, value, and use our intellectual property and the valuations of our intercompany transactions. The tax laws applicable to our business, including the laws of France, the United States and other jurisdictions, are subject to interpretation and certain jurisdictions may aggressively interpret their laws in an effort to raise additional tax revenue. The taxing authorities of the jurisdictions in which we operate may challenge our methodologies for valuing developed technology or intercompany arrangements, which could increase our worldwide effective tax rate and harm our financial position and results of operations. It is possible that tax authorities may disagree with certain positions we have taken and any adverse outcome of such a review or audit could have a negative effect on our financial position and results of operations. Further, the determination of our worldwide provision for income taxes and other tax liabilities requires significant judgment by management, and there are transactions where the ultimate tax determination is uncertain. Although we believe that our estimates are reasonable, the ultimate tax outcome may differ from the amounts recorded in our condensed consolidated financial statements and may materially affect our financial results in the period or periods for which such determination is made.

Taxing authorities may successfully assert that we should have collected or in the future should collect sales and use, value added or similar taxes, and we could be subject to liability with respect to past or future sales, which could adversely affect our financial results.

          We are subject to income taxes in France, the United States and other jurisdictions, and our tax liabilities are subject to the allocation of expenses in differing jurisdictions. Our effective tax rate could be adversely affected by changes in the mix of earnings and losses in countries with differing statutory tax rates, certain non-deductible expenses as a result of acquisitions, the valuation of deferred tax assets and liabilities, and changes in federal, state, or international tax laws and accounting principles. Further, each jurisdiction has different rules and regulations governing sales and use, value added, and similar taxes, and these rules and regulations are subject to varying interpretations that change over time. Certain jurisdictions in which we did not collect such taxes may assert that such taxes are applicable, which could result in tax assessments, penalties, and interest, and we may be required to collect such taxes in the future. In addition, we may be subject to income tax audits by many tax jurisdictions throughout the world, many of which have not established clear guidance on the tax treatment of SaaS-based companies. Any tax assessments, penalties, and interest, or future requirements may adversely affect our results of operations. Moreover, imposition of such taxes on us going forward will effectively increase the cost of our products to our customers and might adversely affect our ability to retain existing customers or to gain new customers in the areas in which such taxes are imposed.

          In addition, the application of the tax laws of various jurisdictions, including France and the United States, to our international business activities is subject to interpretation and depends on our ability to operate our business in a manner consistent with our corporate structure and intercompany arrangements. The taxing authorities of jurisdictions in which we operate may challenge our methodologies for valuing developed technology or intercompany arrangements, including our transfer pricing, or determine that the manner in which we operate our business does not achieve the intended tax consequences. As we operate in numerous taxing jurisdictions, the application of tax laws can also be subject to diverging and sometimes conflicting interpretations by tax authorities of these jurisdictions. It is not uncommon for taxing authorities in different countries to have conflicting views with respect to, among other things, the manner in which the arm's length standard is applied for transfer pricing purposes, or with respect to the valuation of intellectual property.

Our ability to use our accumulated gross tax losses to offset future taxable income may be subject to certain limitations.

          As of December 31, 2015, we had accumulated gross tax losses in various jurisdictions of approximately $126.9 million, which may be utilized against future income taxes. Limitations imposed by the applicable jurisdictions on our ability to utilize accumulated gross tax losses could cause income taxes to be paid earlier than would be paid if such limitations were not in effect and could cause such accumulated gross tax losses to expire unused, in each case reducing or eliminating the benefit of such accumulated gross tax losses. Furthermore, we may not be able to generate sufficient taxable income to utilize our accumulated gross tax losses before they expire. If any of these events occur, we may not derive some or all of the expected benefits from our accumulated gross tax losses.

Our failure to maintain certain tax benefits applicable to French technology companies may adversely affect our results of operations.

          As a French technology company, we have benefited from certain tax advantages, including, for example, the French research tax credit (crédit d'impôt recherche), or CIR. The CIR is a French tax credit aimed at stimulating research and development. The CIR can be offset against French corporate income tax due and the portion in excess (if any) may be refunded at the end of a three fiscal-year period, subject to certain conditions. The CIR is reflected as an offset to our research and development expense. It is calculated based on our claimed amount of eligible research and development expenditures in France and represented $0.7 million, $0.9 million and $0.5 million in 2013, 2014 and 2015, respectively. The French tax authority with the assistance of the Research and Technology Ministry may audit each research and development program in respect of which a CIR benefit has been claimed and assess whether such program qualifies in their view for the CIR benefit, in accordance with the French tax code (Code général des impôts) and the relevant official guidelines. If the French tax authority determines that our research and development programs do not meet the requirements for the CIR benefit, or that certain CIR rules were inconsistently applied, we could be liable for additional corporate tax, and penalties and interest related thereto, which could have a significant impact on our results of operations and future cash flows.

          Furthermore, if the French Parliament decides to eliminate, or reduce the scope or the rate of, the CIR benefit, either of which it could decide to do at any time, our results of operations could be adversely affected.

Prolonged economic uncertainties or downturns could harm our business.

          Current or future economic downturns could harm our business and results of operations. Negative conditions in the general economy both in the United States and abroad, including conditions resulting from financial and credit market fluctuations and terrorist attacks in the United States, Europe or elsewhere, could cause a decrease in corporate spending on enterprise software in general and slow down the rate of growth of our business.

          General worldwide economic conditions have experienced, and in the future may experience, a significant downturn. These conditions make it extremely difficult for our customers and us to forecast and plan future business activities accurately, and they could cause our customers to reevaluate their decision to purchase our products, which could delay and lengthen our sales cycles or result in cancellations of planned purchases. Furthermore, during challenging economic times our customers may face issues in gaining timely access to sufficient credit, which could impair their ability to make timely payments to us. If that were to occur, we may be required to increase our allowance for doubtful accounts, which would harm our results of operations.

          We have a significant number of customers in the financial services, technology, telecommunications, healthcare, manufacturing and retail industries. A substantial downturn in any of these industries may cause firms to react to worsening conditions by reducing their capital expenditures in general or by specifically reducing their spending on information technology. Customers in these industries may delay or cancel information technology projects or seek to lower their costs by renegotiating vendor contracts. To the extent purchases of our offerings are perceived by customers and potential customers to be discretionary, our revenue may be disproportionately affected by delays or reductions in general information technology spending. Also, subscription customers may choose to develop or utilize in-house support capabilities as an alternative to purchasing our subscription offerings. Moreover, competitors may respond to market conditions by lowering prices of subscription offerings. In addition, the increased pace of consolidation in certain industries may result in reduced overall spending on our subscription offerings.

          We cannot predict the timing, strength or duration of any economic slowdown, instability or recovery, generally or within any particular industry. If the economic conditions of the general economy or industries in which we operate worsen from present levels, our business, results of operations, financial condition and cash flows could be harmed.

Catastrophic events, or man-made problems such as terrorism, may disrupt our business.

          A significant natural disaster, such as an earthquake, fire, flood, or significant power outage could have an adverse impact on our business, results of operations, and financial condition. Our functional corporate headquarters are located in the San Francisco Bay Area, a region known for seismic activity. In the event our or our channel providers abilities are hindered by any of the events discussed above, sales could be delayed, resulting in missed financial targets, such as revenue, for a particular quarter. In addition, acts of terrorism and other geo-political unrest could cause disruptions in our business or the business of our channel partners, customers or the economy as a whole. Any disruption in the business of our channel partners or customers that affects sales at the end of a fiscal quarter could have a significant adverse impact on our future quarterly results. All of the aforementioned risks may be further increased if the disaster recovery plans for us and our suppliers prove to be inadequate. To the extent that any of the above should result in delays or cancellations of customer orders, or the delay in the deployment of our products, our business, financial condition, and results of operations would be adversely affected.

If our estimates or judgments relating to our critical accounting policies are based on assumptions that change or prove to be incorrect, our results of operations could fall below expectations of securities analysts and investors, resulting in a decline in the trading price of the ADSs.

          The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as provided in "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus, the results of which form the basis for making judgments about the carrying values of assets, liabilities, equity, revenue, and expenses that are not readily apparent from other sources. Our results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below our publicly announced guidance or the expectations of securities analysts and investors, resulting in a decline in the market price of the ADSs. Significant assumptions and estimates used in preparing our consolidated financial statements include those related to revenue recognition, recognition and valuation of Research Tax Credits, goodwill impairment test, measurement of share-based compensation, defined benefit plan assumptions, capitalization of research and development costs and recognition of deferred tax assets.

Risks Related to This Offering and Ownership of Our Ordinary Shares and ADSs

There has been no prior market for our ordinary shares or the ADSs, the market price for the ADSs may be volatile or may decline regardless of our operating performance, an active public trading market may not develop or be sustained following this offering, and you may not be able to resell the ADSs at or above the initial public offering price.

          There has been no public market for our ordinary shares or the ADSs prior to this offering. The initial public offering price for the ADSs will be determined through negotiations between the underwriters and us and may vary from the market price of the ADSs following this offering. If you purchase ADSs in this offering, you may not be able to resell those ADSs at or above the initial public offering price. Although we have applied to list the ADSs on the NASDAQ Global Market, we cannot assure you that a trading market for the ADSs will develop, or, if a trading market does develop, that it will be maintained. The stock markets, and securities of technology companies in particular, have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many technology companies. Stock prices of many technology companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, shareholders have instituted securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business and adversely affect our business. The market price of the ADSs may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

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  Actual or anticipated fluctuations in our revenue and other results of operations;

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  The financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

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  Failure of securities analysts to initiate or maintain coverage of us and our securities, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

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  Announcements by us or our competitors of significant technical innovations, acquisitions, strategic partnerships, joint ventures or capital commitments;

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  Changes in operating performance and stock market valuations of subscription model companies or other technology companies, or those in our industry in particular;

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  Lawsuits threatened or filed against us; and

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  Other events or factors, including those resulting from war, incidents of terrorism or responses to these events.

Substantial future sales or perceived potential sales of our ADSs, ordinary shares or other equity securities in the public market could cause the price of our ADSs to decline significantly.

          Sales of our ADSs, ordinary shares or other equity securities in the public market after this offering, or the perception that these sales could occur, could cause the market price of our ADSs to decline significantly. Upon completion of this offering, we will have 27,971,855 ordinary shares outstanding, including 5,250,000 ordinary shares represented by ADSs, assuming the underwriters do not exercise their option to purchase additional ADSs. All ADSs representing our ordinary shares sold in this offering will be freely transferable by persons other than our "affiliates" without restriction or additional registration under the Securities Act. The ordinary shares outstanding after this offering will be available for sale, upon the expiration of the lock-up periods described elsewhere in this prospectus beginning from the date of this prospectus (if applicable to such holder), subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. Any or all of these shares may be released prior to the expiration of the applicable lock-up period at the discretion of one of the designated representatives. To the extent shares are released before the expiration of the applicable lock-up period and sold into the market, the market price of our ADSs could decline significantly. See "Shares and ADSs Eligible for Future Sale—Lock-up Agreements".

If securities analysts do not publish research or reports about our business, or if they publish negative reports about our business, the price of the ADSs could decline.

          The trading market for the ADSs, to some extent, depends on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us should downgrade our shares or change their opinion of the ADSs, industry sector, or products, the trading price for the ADSs would likely decline. If one or more of these analysts should cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of our ADSs or trading volume to decline.

The requirements of being a public company in the United States may strain our resources, divert management's attention and affect our ability to attract and retain executive management and qualified board members.

          As a public company in the United States following this offering, we will incur legal, accounting, and other expenses that we did not previously incur. We will be subject to the Exchange Act, including certain of the reporting requirements thereunder, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the NASDAQ Stock Market LLC, or NASDAQ, and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after we are no longer an "emerging growth company" and/or a foreign private issuer. For example, for so long as we remain a foreign private issuer, we will not be required to file with the SEC quarterly reports with respect to our business and results of operations, which are required to be made by domestic issuers pursuant to the Exchange Act. Nevertheless, following this offering, we intend to submit quarterly interim consolidated financial data to the SEC under cover of the SEC's Form 6-K.

          In addition, enhanced legal and regulatory regimes and heightened standards relating to corporate governance and disclosure for public companies result in increased legal and financial compliance costs and make some activities more time consuming. Further, being a public company in the United States and a French private company will have an impact on disclosure of information and require compliance with two sets of applicable rules. This could result in uncertainty regarding compliance matters and higher costs necessitated by legal analysis of dual legal regimes, ongoing revisions to disclosure and adherence to heightened governance practices.

We are an "emerging growth company" and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make the ADSs less attractive to investors.

          We are an "emerging growth company" as defined in the U.S. federal securities laws, and, for so long as we remain an emerging growth company, we have chosen to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not "emerging growth companies" including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, and reduced disclosure obligations regarding executive compensation in our periodic reports. We will not take advantage of the extended transition period under Section 7(a)(2)(B) of the Securities Act, for complying with new or revised accounting standards. We cannot predict if investors will find the ADSs less attractive because we have chosen to rely on these exemptions through this year. If some investors find the ADSs less attractive as a result, there may be a less active trading market for the ADSs and the trading price of the ADSs may be more volatile.

If we fail to establish or maintain an effective system of internal controls, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of the ADSs may, therefore, be adversely affected.

          As a public company in the United States, we will be required to maintain internal control over financial reporting and to report any material weaknesses in such internal control. In addition, beginning with our annual report for the year ending December 31, 2017, we will be required to submit a report by management to the Audit Committee and external auditors on the effectiveness of our internal control over financial reporting pursuant to Section 404. We are in the process of designing, implementing, and testing the internal control over financial reporting required to comply with this obligation. This process is time-consuming, costly, and complicated. In addition, our independent registered public accounting firm will be required to attest to the effectiveness of our internal controls over financial reporting beginning with our annual report following the date on which we are no longer an "emerging growth company", which may be up to five fiscal years following the date of our initial public offering. If we identify material weaknesses in our internal controls over financial reporting, if we are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal controls over financial reporting are effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal controls over financial reporting when required, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of the ADSs may be adversely affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the SEC, or other regulatory authorities, which could require additional financial and management resources.

If you purchase ADSs in this offering, you will experience substantial and immediate dilution.

          If you purchase ADSs in this offering, you will experience substantial and immediate dilution of $15.59 per ADS in the pro forma net tangible book value per ADS after giving effect to this offering as of March 31, 2016, based on an assumed initial public offering price of $16.00 per ADS (the midpoint of the price range set forth on the cover of this prospectus), because the price that you pay will be substantially greater than the pro forma net tangible book value per ADS that you acquire. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their ordinary and preferred shares. You will experience additional dilution upon exercise of any warrant, upon exercise of options to purchase ordinary shares under our equity incentive plans, if we issue restricted shares to our employees under our equity incentive plans or if we otherwise issue additional ordinary shares or ADSs. For a further description of the dilution that you will experience immediately after this offering, see "Dilution".

After the offering, share ownership will remain concentrated in the hands of our principal shareholders and management, who will continue to be able to exercise a direct or indirect controlling influence on us.

          We anticipate that our executive officers, directors, current five percent or greater shareholders and affiliated entities will together beneficially own 75.0% of our ordinary shares and ADSs outstanding after this offering, assuming no exercise of the underwriters' option to purchase additional ADSs. As a result, these shareholders, acting together, will have significant influence over all matters that require approval by our shareholders, including the election of directors and approval of significant corporate transactions. Corporate action might be taken even if other shareholders, including those who purchase ADSs in this offering, oppose them. This concentration of ownership might also have the effect of delaying or preventing a change of control of our company that other shareholders may view as beneficial.

          We have entered into a shareholder agreement, or the Shareholder Agreement, with entities affiliated with Balderton Capital, Bpifrance Investissement, Galileo Partners, Idinvest Partners and Toro Acquisition, which we refer to herein as our Major Shareholders. The Shareholder Agreement provides that affiliates of our Major Shareholders, other than Galileo Partners, will be entitled to nominate members of our board of directors as described in "Management—Board of Directors". Our Major Shareholders have agreed to vote for these nominees pursuant to the Shareholder Agreement. As a result, based on their ownership of our voting power and the approval rights in the Shareholder Agreement, our Major Shareholders will have the ability to elect four of the seven members of our board of directors immediately following this offering, and thereby to substantially influence our management and affairs.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

          Our management will have broad discretion in the application of the net proceeds that we receive from this offering, including applications for working capital, possible acquisitions and other general corporate purposes, and we may spend or invest these proceeds in a way with which our shareholders disagree. The failure by our management to apply these funds effectively could harm our business and financial condition. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value. These investments may not yield a favorable return to our investors.

You will not be directly holding our ordinary shares.

          As an ADS holder, you will not be treated as one of our shareholders and you will not have shareholder rights. French law governs shareholder rights. The depositary, JPMorgan Chase Bank, N.A., will be the holder of the ordinary shares underlying your ADSs. As a holder of ADSs, you will have ADS holder rights. The deposit agreement among us, the depositary and you, as an ADS holder, and all other persons directly and indirectly holding ADSs, sets out ADS holder rights, as well as the rights and obligations of the depositary.

You may not be able to exercise your right to vote the ordinary shares underlying your ADSs.

          Holders of ADSs may exercise voting rights with respect to the ordinary shares represented by the ADSs only in accordance with the provisions of the deposit agreement and not as a direct shareholder. The deposit agreement provides that, upon receipt of notice of any meeting of holders of our ordinary shares, the depositary will fix a record date for the determination of ADS holders who shall be entitled to give instructions for the exercise of voting rights. Upon timely receipt of notice from us, if we so request, the depositary shall distribute to the holders as of the record date

(1) the notice of the meeting or solicitation of consent or proxy sent by us and (2) a statement as to the manner in which instructions may be given by the holders.

          You may instruct the depositary of your ADSs to vote the ordinary shares underlying your ADSs. Otherwise, you will not be able to exercise your right to vote, unless you withdraw the ordinary shares underlying the ADSs you hold. However, you may not know about the meeting far enough in advance to withdraw those ordinary shares. If we ask for your instructions, the depositary, upon timely notice from us, will notify you of the upcoming vote and arrange to deliver our voting materials to you. We cannot guarantee you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ordinary shares or to withdraw your ordinary shares so that you can vote them yourself. If the depositary does not receive timely voting instructions from you, it may give a proxy to a person designated by us to vote the ordinary shares underlying your ADSs in accordance with the recommendation of our board of directors. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote, and there may be nothing you can do if the ordinary shares underlying your ADSs are not voted as you requested.

You may be subject to limitations on the transfer of your ADSs and the withdrawal of the underlying ordinary shares.

          Your ADSs, which may be evidenced by American Depositary Receipts, or ADRs, are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may refuse to deliver, transfer or register transfers of your ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary think it is advisable to do so because of any requirement of law, government or governmental body, or under any provision of the deposit agreement, or for any other reason subject to your right to cancel your ADSs and withdraw the underlying ordinary shares. Temporary delays in the cancellation of your ADSs and withdrawal of the underlying ordinary shares may arise because the depositary has closed its transfer books or we have closed our transfer books, the transfer of ordinary shares is blocked to permit voting at a shareholders' meeting or we are paying a dividend on our ordinary shares. In addition, you may not be able to cancel your ADSs and withdraw the underlying ordinary shares when you owe money for fees, taxes and similar charges and when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of ordinary shares or other deposited securities.

Risks Related to Investing in a Foreign Private Issuer or French Company

Our By-laws and French corporate law contain provisions that may delay or discourage a takeover attempt.

          Provisions contained in our amended and restated bylaws, or By-laws, which will become effective upon the completion of this offering, and the corporate laws of France, the country in which we are incorporated, could make it more difficult for a third party to acquire us, even if doing so might be beneficial to our shareholders. In addition, provisions of French law and our By-laws impose various procedural and other requirements, which could make it more difficult for shareholders to effect certain corporate actions. These provisions include the following:

  •
  Provisions of French law allowing the owner of 95% of the share capital or voting rights of a public company to force out the minority shareholders following a tender offer made to all shareholders are only applicable to companies listed on the main French stock exchange and will therefore not be applicable to us unless we dual-list in France;

  •
  Under French law, residents outside of France as well as any French entity controlled by non-French residents may have to file an administrative notice with French authorities in connection with a direct or indirect investment in us, as defined by administrative rulings; see "Limitations Affecting Shareholders of a French Company";

  •
  A merger (i.e., in a French law context, a stock-for-stock exchange following which our company would be dissolved into the acquiring entity and our shareholders would become shareholders of the acquiring entity) of our company into a company incorporated in the European Union would require the approval of our board of directors as well as a two-thirds majority of the votes held by the shareholders present, represented by proxy or voting by mail at the relevant meeting;

  •
  A merger of our company into a company incorporated outside of the European Union would require the unanimous approval of our shareholders;

  •
  Under French law, a cash merger is treated as a share purchase and would require the consent of each participating shareholder;

  •
  Our shareholders have granted and may grant in the future our board of directors broad authorizations to increase our share capital or to issue additional ordinary shares or other securities (for example, warrants) to our shareholders, the public or qualified investors, including as a possible defense following the launching of a tender offer for our shares;

  •
  Our shareholders have preferential subscription rights proportionally to their shareholding in our company on the issuance by us of any additional shares or securities giving the right, immediately or in the future, to new shares for cash or a set-off of cash debts, which rights may only be waived by the extraordinary general meeting (by a two-thirds majority vote) of our shareholders or on an individual basis by each shareholder;

  •
  Our board of directors has the right to appoint directors to fill a vacancy created by the resignation or death of a director, subject to the approval by the shareholders of such appointment at the next shareholders' meeting, which prevents shareholders from having the sole right to fill vacancies on our board of directors;

  •
  Our board of directors can only be convened by its chairman or, when no board meeting has been held for more than two consecutive months, by directors representing at least one third of the total number of directors;

  •
  Our board of directors meetings can only be regularly held if at least half of the directors attend either physically or by way of videoconference or teleconference enabling the directors' identification and ensuring their effective participation in the board's decisions;

  •
  Approval of at least a majority of the votes held by shareholders present, represented by a proxy, or voting by mail at the relevant ordinary shareholders' general meeting is required to remove directors with or without cause;

  •
  Advance notice is required for nominations to the board of directors or for proposing matters to be acted upon at a shareholders' meeting, except that a vote to remove and replace a director can be proposed at any shareholders' meeting without notice; and

  •
  Pursuant to French law, our By-laws, including the sections relating to the number of directors and election and removal of a director from office, may only be modified by a resolution adopted by a two-thirds majority of the votes of our shareholders present, represented by a proxy or voting by mail at the meeting.

Your right as a holder of ADSs to participate in any future preferential subscription rights or to elect to receive dividends in shares may be limited, which may cause dilution to your holdings.

          According to French law, if we issue additional shares or securities for cash giving right, immediately or in the future, to new shares, current shareholders will have preferential subscription rights for these securities proportionally to their shareholding in our company unless they waive those rights at an extraordinary meeting of our shareholders (by a two-thirds majority vote) or individually by each shareholder. However, our ADS holders in the United States will not be entitled to exercise or sell such rights unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. In addition, the deposit agreement provides that the depositary will not make rights available to you unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act or exempted from registration under the Securities Act. Further, if we offer holders of our ordinary shares the option to receive dividends in either cash or shares, under the deposit agreement the depositary may require satisfactory assurances from us that extending the offer to holders of ADSs does not require registration of any securities under the Securities Act before making the option available to holders of ADSs. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, ADS holders may be unable to participate in our rights offerings or to elect to receive dividends in shares and may experience dilution in their holdings. In addition, if the depositary is unable to sell rights that are not exercised or not distributed or if the sale is not lawful or reasonably practicable, it will allow the rights to lapse, in which case you will receive no value for these rights.

As a foreign private issuer, we are exempt from a number of rules under the U.S. securities laws and are permitted to file less information with the SEC than a U.S. company. In addition, our ordinary shares are not listed, and we do not intend to list our shares, on any market in France, our home country. This may limit the information available to holders of the ADSs.

          We are a "foreign private issuer", as defined in the SEC's rules and regulations and, consequently, we are not subject to all of the disclosure requirements applicable to public companies organized within the United States. For example, we are exempt from certain rules under the Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act, including the U.S. proxy rules under Section 14 of the Exchange Act. In addition, our officers and directors are exempt from the reporting and "short-swing" profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, while we expect to submit quarterly interim consolidated financial data to the SEC on Form 6-K and expect to submit financial reports on an annual and semi-annual basis, we will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies and will not be required to file quarterly reports on Form 10-Q or current reports on Form 8-K under the Exchange Act. Furthermore, our shares are not listed and we do not currently intend to list our shares on any market in France, our country of incorporation. As a result, we are not subject to the reporting and other requirements of companies listed in France. Accordingly, although we intend to submit quarterly interim consolidated financial data to the SEC, there will be less publicly available information concerning our company than there would be if we were a U.S. public company.

As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NASDAQ corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing standards.

          As a foreign private issuer listed on the NASDAQ Global Market, we will be subject to corporate governance listing standards. However, NASDAQ rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in France, which is our home country, may differ significantly from corporate governance listing standards of NASDAQ. For example, neither the corporate laws of France nor our By-laws require a majority of our directors to be independent, we could include non-independent directors as members of our compensation committee, and our independent directors would not necessarily hold regularly scheduled meetings at which only independent directors are present. In addition, home country practice in France does not require us to maintain a nominating and corporate governance committee or to maintain a compensation committee composed entirely of independent directors. Currently, we intend to follow home country practice in certain key respects. Therefore, our shareholders may be afforded less protection than they otherwise would have under corporate governance listing standards applicable to U.S. domestic issuers. For a discussion of our current intentions with respect to our corporate governance practices, see "Management—Corporate Governance Practices".

We currently report our financial results under IFRS, which differs in certain significant respects from GAAP.

          We report our financial statements under IFRS. There have been and there may in the future certain significant differences between IFRS and U.S. Generally Accepted Accounting Principles, or GAAP, including but not limited to differences related to revenue recognition, share-based compensation expense, income tax, impairment of long-lived assets and earnings per share. As a result, our financial information and reported earnings for historical or future periods could be significantly different if they were prepared in accordance with GAAP. As a result, you may not be able to meaningfully compare our financial statements under IFRS with those companies that prepare financial statements under GAAP.

We may lose our foreign private issuer status in the future, which could result in significant additional cost and expense.

          While we currently qualify as a foreign private issuer, the determination of foreign private issuer status is made annually on the last business day of an issuer's most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2017.

          In the future, we would lose our foreign private issuer status if we to fail to meet the requirements necessary to maintain our foreign private issuer status as of the relevant determination date. For example, if more than 50% of our securities are held by U.S. residents and more than 50% of our executive officers or members of our board of directors are residents or citizens of the United States, we could lose our foreign private issuer status. Immediately following the closing of this offering, 20.4% of our outstanding ordinary shares will likely be held by U.S. residents (assuming that all purchasers in this offering are residents of the United States).

          The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer would be significantly more than costs we will incur as a foreign private issuer. If we are not a foreign private issuer, we will be required to file periodic reports on Form 10-Q and current reports on Form 8-K, to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive in certain respects than the forms available to a foreign private issuer. We would be required under current SEC rules to prepare our financial statements in accordance with GAAP, rather than IFRS, and modify certain of our policies to comply with corporate governance practices associated with U.S. domestic issuers. Such conversion of our financial statements to GAAP will involve significant time and cost. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements of the NASDAQ Stock Market that are available to foreign private issuers such as the ones described above and exemptions from procedural requirements related to the solicitation of proxies.

U.S. investors may have difficulty enforcing civil liabilities against our company and directors and the experts named in this prospectus.

          Certain members of our board of directors and certain of our subsidiaries and certain experts named in this prospectus are non-residents of the United States, and all of or a substantial portion of our assets and the assets of such persons are located outside the United States. As a result, it may not be possible to serve process on such persons or us in the United States or to enforce judgments obtained in U.S. courts against them or us based on civil liability provisions of the securities laws of the United States. Additionally, it may be difficult to assert U.S. securities law claims in actions originally instituted outside of the United States. Foreign courts may refuse to hear a U.S. securities law claim because foreign courts may not be the most appropriate forums in which to bring such a claim. Even if a foreign court agrees to hear a claim, it may determine that the law of the jurisdiction in which the foreign court resides, and not U.S. law, is applicable to the claim. Further, if U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process, and certain matters of procedure would still be governed by the law of the jurisdiction in which the foreign court resides. In particular, there is some doubt as to whether French courts would recognize and enforce certain civil liabilities under U.S. securities laws in original actions or judgments of U.S. courts based upon these civil liability provisions. In addition, awards of punitive damages in actions brought in the United States or elsewhere may be unenforceable in France. An award for monetary damages under the U.S. securities laws would be considered punitive if it does not seek to compensate the claimant for loss or damage suffered but is intended to punish the defendant. French law provides that a shareholder, or a group of shareholders, may initiate a legal action to seek indemnification from the directors of a corporation in the corporation's interest if it fails to bring such legal action itself. If so, any damages awarded by the court are paid to the corporation and any legal fees relating to such action are borne by the relevant shareholder or the group of shareholders.

          The enforceability of any judgment in France will depend on the particular facts of the case as well as the laws and treaties in effect at the time. The United States and France do not currently have a treaty providing for recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. See "Enforcement of Civil Liabilities".

We do not currently intend to pay dividends on our securities, and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of the ADSs. In addition, French law may limit the amount of dividends we are able to distribute.

          We have never declared or paid any cash dividends on our ordinary shares and do not currently intend to do so for the foreseeable future. In addition, our Loan and Security Agreement with Square 1 restricts, and any future indebtedness may restrict, our ability to pay dividends. We currently intend to invest our future earnings, if any, to fund our growth. Therefore, you are not likely to receive any dividends on your ADSs for the foreseeable future and the success of an investment in ADSs will depend upon any future appreciation in its value. Consequently, investors may need to sell all or part of their holdings of ADSs after price appreciation, which may never occur, as the only way to realize any future gains on their investment. There is no guarantee that the ADSs will appreciate in value or even maintain the price at which our shareholders have purchased the ADSs. Investors seeking cash dividends should not purchase the ADSs.

          Further, under French law, the determination of whether we have been sufficiently profitable to pay dividends is made on the basis of our statutory financial statements prepared and presented in accordance with French generally accepted accounting principles. In addition, payment of dividends may subject us to additional taxes under French law. See "Description of Share Capital—Key Provisions of Our By-laws and French Law Affecting Our Ordinary Shares—Rights, Preferences and Restrictions Attaching to Ordinary Shares" for further details on the limitations on our ability to declare and pay dividends and the taxes that may become payable by us if we elect to pay a dividend. Therefore, we may be more restricted in our ability to declare dividends than companies not based in France.

          In addition, exchange rate fluctuations may affect the amount of Euros that we are able to distribute, and the amount in U.S. dollars that our shareholders receive upon the payment of cash dividends or other distributions we declare and pay in Euros, if any. These factors could harm the value of the ADSs, and, in turn, the U.S. dollar proceeds that holders receive from the sale of the ADSs.

U.S. holders of ADSs may suffer adverse tax consequences if we are characterized as a passive foreign investment company.

          A non-U.S. corporation will be considered a passive foreign investment company, or PFIC, for U.S. federal income tax purposes, any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during such year) is attributable to assets that produce or are held for the production of passive income. Based on the value and composition of our assets, although not free from doubt, we do not expect to be a PFIC for the taxable year ending December 31, 2016. Since a separate factual determination as to whether we are or have become a PFIC must be made each year (after the close of such year), we cannot assure you that we will not be or become a PFIC in the current year or any future taxable year. If we are a PFIC for any taxable year during which a U.S. holder (as defined in "Taxation—Material U.S. Federal Income Tax Considerations to U.S. Holders") holds ADSs, the U.S. holder may be subject to adverse tax consequences, including (1) the treatment of all or a portion of any gain on disposition as ordinary income, (2) the application of an interest charge with respect to such gain and certain dividends and (3) compliance with certain reporting requirements. Each U.S. holder is strongly urged to consult its tax advisor regarding the application of these rules and the availability of any potential elections. See "Taxation—Material U.S. Federal Income Tax Considerations to U.S. Holders".

The rights of shareholders in companies subject to French corporate law differ in material respects from the rights of shareholders of corporations incorporated in the United States.

          We are a French company with limited liability. Our corporate affairs are governed by our By-laws and by the laws governing companies incorporated in France. The rights of shareholders and the responsibilities of members of our board of directors are in many ways different from the rights and obligations of shareholders in companies governed by the laws of U.S. jurisdictions. For example, in the performance of its duties, our board is required by French law to consider the interests of our company, its shareholders, its employees and other stakeholders, rather than solely our shareholders and/or creditors. It is possible that some of these parties will have interests that are different from, or in addition to, your interests as a shareholder. See "Management—Corporate Governance Practices" and "Description of Share Capital".

Participation in this offering by certain of our existing shareholders would reduce the available public float for our ADSs.

          Certain entities associated with Bpifrance Investissement, which holds more than 5% of our ordinary shares and of which a member of our board of directors is a managing director, have indicated an interest in purchasing up to 812,500 of our ADSs in this offering, at the initial public offering price. Because these indications of interest are not binding agreements or commitments to purchase, such entities may elect to purchase more ADSs or fewer ADSs than they indicate an interest in purchasing or not to purchase any ADSs in this offering. In addition, the underwriters may elect to sell more ADSs or fewer ADSs or not to sell any ADSs in this offering to such entities. If Bpifrance Investissement or its affiliates are allocated all or a portion of the ADSs in which they have indicated an interest in purchasing in this offering and purchase any such ADSs, such purchase would reduce the available public float for our ADSs because such entities would be restricted from selling the ADSs by a lock-up agreement they have entered into with our underwriters and by restrictions under applicable securities laws. As a result, any purchase of ADSs by such entities in this offering may reduce the liquidity of our ADSs relative to what it would have been had these ADSs been purchased by investors that were not existing shareholders.

 FORWARD-LOOKING STATEMENTS

          This prospectus includes forward-looking statements that relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Words such as, but not limited to, "may", "believe", "expect", "anticipate", "estimate", "predict", "intend", "plan", "targets", "projects", "likely", "will", "would", "could", "should", "contemplate" and similar expressions or phrases identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. Forward-looking statements include, but are not limited to, statements about:

  •
  Our future financial performance, including our revenue, cost of revenue, gross profit or gross margin, operating expenses, ability to generate positive cash flow and ability to achieve and maintain profitability;

  •
  The sufficiency of our cash and cash equivalents to meet our liquidity needs;

  •
  Our ability to increase the number of subscription customers;

  •
  Our ability to renew and extend existing customer deployments;

  •
  Our ability to optimize the pricing for our subscription offerings;

  •
  The growth in the usage of the Talend Data Fabric framework;

  •
  Our ability to innovate and develop the various open source projects that will enhance the capabilities of Talend Open Studio;

  •
  Our ability to provide superior subscription offerings and professional services;

  •
  Our ability to successfully expand in our existing markets and into new domestic and international markets;

  •
  Our ability to effectively manage our growth and future expenses;

  •
  Our ability to maintain, protect and enhance our intellectual property;

  •
  General economic conditions that may adversely affect either our customers' ability or willingness to purchase new or additional subscriptions, delay a prospective customer's purchasing decision, reduce the value of new subscriptions or affect customer retention;

  •
  Our ability to comply with modified or new laws and regulations applying to our business, including copyright and privacy regulation;

  •
  The attraction and retention of qualified employees and key personnel;

  •
  The potential benefits of strategic collaboration agreements and our ability to enter into and maintain established strategic collaborations;

  •
  Our use of proceeds from this offering;

  •
  Developments relating to our competitors and our industry; and

  •
  Other risks and uncertainties, including those listed under the caption "Risk Factors".

          We caution you that the foregoing list may not contain all of the forward-looking statements made in this prospectus.

          You should read thoroughly this prospectus and the documents that we refer to herein with the understanding that our actual future results may be materially different from and/or worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements. Other sections of this prospectus include additional factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Furthermore, if any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

          You should not rely upon forward-looking statements as predictions of future events. The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

          In addition, statements that "we believe" and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

 INDUSTRY AND MARKET DATA

          This prospectus includes industry and market data, estimates and forecasts that we obtained from industry publications and research, surveys and studies conducted by third parties. Industry publications and third-party research, surveys and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. We are responsible for all of the disclosure contained in this prospectus and we believe these industry publications and third-party research, surveys and studies are reliable. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of important factors, including those described in "Risk Factors". These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

          Certain information in the text of this prospectus is contained in independent industry publications. The source of these independent industry publications is provided below:

  (1)
  International Data Corporation, Inc., Worldwide Big Data Technology and Services Forecast, 2015-2019, October 2015.

  (2)
  Forrester Research, Inc., The Forrester Wave: Big Data Hadoop Distributions, Q1 2016, January 2016.

  (3)
  International Data Corporation, Inc., The Digital Universe of Opportunities: Rich Data and the Increasing Value of the Internet of Things, April 2014, sponsored by EMC Corporation.

  (4)
  General Electric Company and Accenture, Industrial Internet Insights Report for 2015, October 2014.

  (5)
  International Data Corporation, Inc., Worldwide Data Integration and Access Software Forecast, 2015-2019, June 2015.

  (6)
  International Data Corporation, Inc., Worldwide Master Data Management Competitive Forecast, 2015-2019, October 2015.

  (7)
  International Data Corporation, Inc., Worldwide Semiannual Software Tracker 2015H1 Forecast Release, November 2015.

  (8)
  International Data Corporation, Inc., Worldwide and Regional Public IT Cloud Services Forecast, 2015-2019, December 2015.

  (9)
  McKnight Consulting Group Global Services, Hadoop Integration Benchmark, October 2015.

  (10)
  International Data Corporation, Inc., CloudView Survey 2016: Real-Time Analytics Adoption to Grow Rapidly, Especially for IoT, March 2016.

  (11)
  Sagence, Inc., What is Really Missing in Big Data ROI?, February 2015.

  (12)
  Gartner, Inc., Predicts 2016: Cloud Computing to Drive Digital Business, December 8, 2015.

  (13)
  Forrester Research, Inc., The Global Tech Market Outlook for 2016 to 2017, January 2016.

  (14)
  International Data Corporation, Inc., Worldwide Data Integration and Integrity Software Market Shares, 2015: Year of Big Data and the Emergence of Self-Service, June 2016.

          The Gartner, Inc. Report disclosed herein (the "Gartner Report"), represents research opinions or viewpoints published, as part of a syndicated subscription service, by Gartner, Inc., or Gartner, and are not representations of fact. The Gartner Report speaks as of its original publication date (and not as of the date of this prospectus) and the opinions expressed in the Gartner Report are subject to change without notice.

CURRENCY EXCHANGE RATES

          The following table sets forth, for each period indicated, the low and high exchange rates for Euros expressed in U.S. dollars, the exchange rate at the end of such period and the average of such exchange rates on the last day of each month during such period, based on the noon buying rate of the Federal Reserve Bank of New York for the Euro. As used in this document, the term "noon buying rate" refers to the rate of exchange for the Euro, expressed in U.S. dollars per Euro, as certified by the Federal Reserve Bank of New York for customs purposes. The exchange rates set forth below demonstrate trends in exchange rates, but the actual exchange rates used throughout this prospectus may vary.

	Year Ended December 31,
	2011	2012	2013	2014	2015
High	1.4875	1.3463	1.3816	1.3927	1.2015
Low	1.2926	1.2062	1.2774	1.2101	1.0524
Rate at end of period	1.2973	1.3186	1.3779	1.2101	1.0859
Average rate per period	1.3931	1.2859	1.3285	1.3287	1.1095

          The following table sets forth, for each of the last six months, the low and high exchange rates for Euros expressed in U.S. dollars and the exchange rate at the end of the month based on the noon buying rate as described above.

	January 2016	February 2016	March 2016	April 2016	May 2016	June 2016
High	1.0964	1.1362	1.1390	1.1441	1.1516	1.1400
Low	1.0743	1.0868	1.0845	1.1239	1.1135	1.1024
Rate at end of period	1.0832	1.0868	1.1390	1.1441	1.1135	1.1032

          On July 1, 2016, the noon buying rate of the Federal Reserve Bank of New York for the Euro was €1.00 = $1.1145.

          On December 31, 2015, the noon buying rate of the Federal Reserve Bank of New York for the Euro was €1.00 = $1.0859.

          Information presented on a constant currency basis in this prospectus is calculated by translating current year results at prior year average exchange rates. Management reviews and analyzes business results excluding the effect of foreign currency translation because they believe this better represents our underlying business trends.

 USE OF PROCEEDS

          We estimate that the net proceeds to us from our sale of 5,250,000 ADSs in this offering will be $74.3 million, or $81.1 million if the underwriters exercise their option to purchase additional ADSs in full, based on an assumed initial public offering price of $16.00 per share (the midpoint of the range on the cover of this prospectus) and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their option to purchase additional ADSs, we will not receive any proceeds from any sale of ADSs by the selling shareholder.

          A $1.00 increase (decrease) in the assumed initial public offering price would increase (decrease) the net proceeds to us from this offering by approximately $4.9 million, assuming the number of ADSs offered by us, as reflected on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of one million shares offered by us would increase (decrease) the net proceeds to us from this offering by approximately $14.9 million, assuming the number of ADSs offered by us, as reflected on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

          The principal purposes of this offering are to increase our capitalization and financial flexibility, to create a public market for our stock and thereby enable access to the public equity markets for our employees and shareholders, to obtain additional capital and to increase our visibility in the marketplace. We currently intend to use the net proceeds we receive from this offering primarily for general corporate purposes, including working capital, sales and marketing activities, research and development activities, general and administrative matters and capital expenditures, and to pay the entire outstanding balance, accrued interest and prepayment fees under our credit facility with Square 1. We also may use a portion of the net proceeds from this offering to make complementary acquisitions or investments. However, we do not have agreements or commitments for any specific acquisitions or investments at this time.

          Our credit facility with Square 1 matures on May 29, 2017. We are required to pay a prepayment fee of $267 thousand if certain events occur prior to the maturity date, including if we or our co-borrowers complete an initial public offering. Loans under the credit facility bear interest at Square 1's "prime rate" plus 2.50%, but not less than 5.75% per annum, payable monthly in arrears. As of March 31, 2016, we had drawn down $11.0 million under the credit facility, and subsequent to March 31, 2016, we drew down an additional $1.0 million. Borrowings under this credit facility have been used for general corporate purposes. For an additional discussion of our credit facility, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Square 1 Bank Loan and Security Agreement".

          We will have broad discretion over the uses of the net proceeds of this offering. Pending the use of proceeds from this offering as described above, we plan to invest the net proceeds that we receive in this offering in short-term and long-term interest-bearing obligations, including government and investment-grade debt securities and money market funds.

 DIVIDEND POLICY

          Since our inception, we have not declared or paid any dividends on our shares. In addition, our Loan and Security Agreement with Square 1 restricts our ability to pay dividends. We intend to retain any earnings for use in our business and do not currently intend to pay cash dividends on our ordinary shares. Dividends, if any, on our outstanding ordinary shares will be declared by and subject to the discretion of our board of directors, and subject to French law.

          Subject to the requirements of French law and our By-laws, dividends may only be distributed from our distributable profits, plus any amounts held in our available reserves, which are those reserves other than the legal and statutory reserves and revaluation surplus. See "Description of Share Capital—Key Provisions of Our By-laws and French Law Affecting our Ordinary Shares—Rights, Preferences and Restrictions Attaching to Ordinary Shares" for further details on the limitations on our ability to declare and pay dividends. Any dividend we declare will be paid to the holders of ADSs, subject to the terms of the deposit agreement, to the same extent as holders of our ordinary shares, to the extent permitted by applicable law and regulations, less the fees and expenses payable under the deposit agreement. Any dividend we declare will be distributed by the depositary bank to the holders of our ADSs, subject to the terms of the deposit agreement. See "Description of American Depositary Shares—Share Dividends and Other Distributions".

 CAPITALIZATION

          The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2016. Our capitalization is presented on:

  •
  An actual basis; and

  •
  A pro forma as adjusted basis to reflect: (1) the conversion of all of our outstanding preferred shares into ordinary shares, which will occur automatically immediately prior to the completion of this offering; (2) the issuance and sale of 5,250,000 ADSs by us in this offering and our receipt of the estimated net proceeds from such issuance and sale based on an assumed initial public offering price of $16.00 per ADS (the midpoint of the price range set forth on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us; and (3) the repayment of the $12.0 million balance and $0.3 million of prepayment fees and accrued interest under our credit facility with Square 1 as described under "Use of Proceeds".

          The pro forma as adjusted information set forth in the table below is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.

          You should read this table in conjunction with our consolidated financial statements and the related notes thereto included elsewhere in this prospectus and the information under "Selected Consolidated Financial and Other Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations".

	As of March 31, 2016
	Actual	Pro forma, as adjusted(1)(2)
	(in thousands)
Cash and cash equivalents	$9,429	$72,425

Borrowings	11,224	287
Equity:(3)
Share capital	2,457	2,935
Share premium	95,206	177,418
Foreign currency translation reserve	388	388
Share-based payments reserve	5,211	5,211
Other reserve	8,371	—
Accumulated losses(4)	(170,096)	(170,483)

Total shareholders' equity (deficit)(5)	(58,463)	15,470

Total capitalization	$(47,239)	$15,757

(1)
A $1.00 increase (decrease) in the assumed initial public offering price of $16.00 per ADS (the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) each of pro forma as adjusted cash and cash equivalents, equity and total capitalization by $4.9 million, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us and assuming no exercise of the underwriters' option to purchase additional ADSs. Similarly, each increase or decrease of one million ADSs offered by us would increase (decrease) each of our pro forma as adjusted cash and cash equivalents, equity and total capitalization by approximately $14.9 million, assuming the assumed initial public offering price of $16.00 per ADS (the midpoint of the estimated price range set forth on the cover page of this prospectus) remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and assuming no exercise of the underwriters' option to purchase additional ADSs.

(2)
Gives effect to an additional $1.0 million we drew down under our credit facility with Square 1 subsequent to March 31, 2016 that we intend to pay with the net proceeds of this offering, without reflecting the application of the proceeds received from the drawdown.

(3)
On an actual basis, there are 18,732,413 preferred shares issued and outstanding, €0.08 nominal value, and 3,989,442 ordinary shares issued and outstanding, €0.08 nominal value. Pro forma as adjusted, there are no preferred shares issued and outstanding and 27,971,855 ordinary shares issued and outstanding, €0.08 nominal value.

(4)
Reflects the payment of prepayment fees under our credit facility with Square 1 and recognition of the unamortized balance of fees associated with the initial structuring of the credit facility.

(5)
Reflects the payment of $0.3 million of prepayment fees and accrued interest under our credit facility with Square 1 and recognition of the $0.1 million unamortized balance of fees associated with the initial structuring of the credit facility.

          The table above excludes:

  •
  486,419 ordinary shares issuable upon the exercise of employee warrants (bons de souscription de parts de créateur d'entreprise) outstanding as of March 31, 2016, at a weighted average exercise price of €5.26 per share, of which none have been issued after March 31, 2016 upon exercise of vested employee warrants;

  •
  2,171,432 ordinary shares issuable upon the exercise of share options (options de souscription d'actions) outstanding as of March 31, 2016, at a weighted average exercise price of €6.60 per share, of which 546 have been issued after March 31, 2016 upon exercise of vested share options;

  •
  37,500 ordinary shares issuable upon the exercise of employee warrants (bons de souscription d'actions) outstanding as of March 31, 2016 at a weighted average exercise price of €11.12 per share;

  •
  108,016 ordinary shares issuable upon the exercise of employee warrants (bons de souscription de parts de créateur d'entreprise) granted by our board of directors subsequent to March 31, 2016 at a weighted average exercise price of €13.82 per share;

  •
  731,399 ordinary shares issuable upon the exercise of share options (options de souscription d'actions) granted by our board of directors, subsequent to March 31, 2016 at a weighted average exercise price of €14.07 per share;

  •
  2,300,000 ordinary shares reserved pursuant to delegations of authority from our shareholders approved on June 1, 2016 for grants made after such date of stock options, employee warrants (BSPCE), employee warrants (BSA) and free shares to our directors, executive officers, employees, board observers, consultants and advisors, of which 695,041 have been granted after June 1, 2016 at a weighted average exercise price of €14.46 per share; and

  •
  8,500,000 ordinary shares reserved pursuant to delegations of authority from our shareholders for future share capital increases by us, up to an aggregate maximum nominal amount equal to €680,000, through rights issuances and public and private offerings.

DILUTION

          If you invest in the ADSs, your ownership interest will be diluted to the extent of the difference between the initial public offering price per ADS paid by the purchasers of the ADSs and the pro forma as adjusted net tangible book value per ADS after this offering.

          As of March 31, 2016, our pro forma net tangible book value was $(62.4) million, or $(2.75) per ADS. Pro forma net tangible book value per ordinary share represents our total tangible assets minus total liabilities, divided by the total number of ordinary shares outstanding as of March 31, 2016, after giving effect to the automatic conversion of all of our outstanding preferred shares into ordinary shares.

          Without taking into account any other changes in pro forma net tangible book value after March 31, 2016, other than giving effect to our sale of 5,250,000 ADSs in this offering at an assumed initial public offering price of $16.00 per ADS (the midpoint of the price range set forth on the cover page of this prospectus) and after deducting estimated underwriting discounts and commissions and estimated expenses of the offering payable by us, and the repayment of the $12.0 million balance and $0.3 million of prepayment fees and accrued interest under our credit facility with Square 1 as described under "Use of Proceeds", giving effect to an additional $1.0 million we drew down under our credit facility with Square 1 subsequent to March 31, 2016 that we intend to pay with the net proceeds of this offering, without reflecting the application of the proceeds received from the drawdown, our pro forma as adjusted net tangible book value as of March 31, 2016 would have been $11.5 million, or $0.41 per ADS. This amount represents an immediate increase in pro forma as adjusted net tangible book value of $3.16 per ADS to our existing shareholders and an immediate dilution in pro forma as adjusted net tangible book value of $15.59 per ADS to new purchasers of ADSs in the offering. Dilution is determined by subtracting pro forma as adjusted net tangible book value per ordinary share after this offering from the amount of cash that a new purchaser paid for an ADS.

          The following table illustrates this dilution on a per ordinary share basis and a per ADS basis assuming that all ADSs are exchanged for ordinary shares:

Assumed initial public offering price per ADS		$16.00
Pro forma net tangible book value per share as of March 31, 2016	$(2.75)
Increase in pro forma as adjusted net tangible book value per ADS attributable to new investors purchasing ADSs in this offering	$3.16

Pro forma as adjusted net tangible book value per share after this offering		$0.41

Dilution in pro forma adjusted net tangible book value per share to new investors in this offering		$15.59

          The dilution information discussed above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. A $1.00 increase (decrease) in the assumed initial public offering price of $16.00 per ADS (the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) our pro forma as adjusted net tangible book value after giving effect to the offering by $0.17 per ADS and increase (decrease) the dilution in pro forma as adjusted net tangible book value per ordinary share and per ADS to new investors in this offering by $0.83 per ADS, assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of one million ADSs offered by us would increase (decrease) our pro forma as adjusted net tangible book value by $0.50 per ADS and increase (decrease) the dilution to new investors by $0.50 per ADS in each case assuming the assumed initial public offering price of $16.00 per ADS, the midpoint of the estimated price range set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

          The following table summarizes, on a pro forma as adjusted basis as of March 31, 2016, the differences between our existing shareholders as of such date and the new investors with respect to the number of ADSs purchased from us, the total consideration paid and the average price per ADS paid at an assumed initial public offering price of $16.00 per ADS (the midpoint of the price range set forth on the cover page of this prospectus) before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Ordinary shares purchased/ADSs purchased from us		Total consideration
					Average price per ordinary share/ADS
	Number	Percent	Amount	Percent
			(in thousands)
Existing shareholders	22,721,855	81.2%	$109,211	56.5%	$4.81
New investors	5,250,000	18.8	84,000	43.5	16.00

Total	27,971,855	100.0%	$193,211	100.0%	$6.91

          The dilution information discussed above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. A $1.00 increase (decrease) in the assumed initial public offering price of $16.00 per ADS (the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) total consideration paid by new investors and the total consideration paid by all shareholders by approximately $5.3 million, assuming no change in the number of ADSs sold by us as set forth on the cover page of this prospectus and without deducting underwriting discounts and commissions payable by us. In addition, to the extent any outstanding options or warrants to purchase ordinary shares are exercised, new investors will experience further dilution.

          Except as otherwise indicated, the above discussion and tables assume no exercise of the underwriters' option to purchase additional ADSs. If the underwriters exercise their option to purchase additional ADSs in full from us and the selling shareholder, our existing shareholders would own 78.8% and our new investors would own 21.2% of the total number of our ordinary shares outstanding upon the completion of this offering.

          Certain entities associated with Bpifrance Investissement, which holds more than 5% of our ordinary shares and of which a member of our board of directors is a managing director, have indicated an interest in purchasing up to 812,500 of our ADSs in this offering, at the initial public offering price. However, because these indications of interest are not binding agreements or commitments to purchase, such entities may elect to purchase more ADSs or fewer ADSs than they indicate an interest in purchasing or not to purchase any ADSs in this offering, the foregoing discussion and table do not reflect the potential purchase of any ADSs in this offering by entities associated with our existing shareholders.

          The number of ordinary shares to be outstanding following the offering (after giving effect to the automatic conversion of all outstanding preferred shares into an aggregate of 18,732,413 ordinary shares immediately prior to the completion of this offering) is based on 22,721,855 fully paid shares outstanding at March 31, 2016, and excludes:

  •
  486,419 ordinary shares issuable upon the exercise of employee warrants (bons de souscription de parts de créateur d'entreprise) outstanding as of March 31, 2016, at a weighted average exercise price of €5.26 per share, of which none have been issued after March 31, 2016 upon exercise of vested employee warrants;

  •
  2,171,432 ordinary shares issuable upon the exercise of share options (options de souscription d'actions) outstanding as of March 31, 2016, at a weighted average exercise price of €6.60 per share, of which 546 have been issued after March 31, 2016 upon exercise of vested share options;

  •
  37,500 ordinary shares issuable upon the exercise of employee warrants (bons de souscription d'actions) outstanding as of March 31, 2016 at a weighted average exercise price of €11.12 per share;

  •
  108,016 ordinary shares issuable upon the exercise of employee warrants (bons de souscription de parts de créateur d'entreprise) granted by our board of directors subsequent to March 31, 2016 at a weighted average exercise price of €13.82 per share;

  •
  731,399 ordinary shares issuable upon the exercise of share options (options de souscription d'actions) granted by our board of directors, subsequent to March 31, 2016 at a weighted average exercise price of €14.07 per share;

  •
  2,300,000 ordinary shares reserved pursuant to delegations of authority from our shareholders approved on June 1, 2016 for grants made after such date of stock options, employee warrants (BSPCE), employee warrants (BSA) and free shares to our directors, executive officers, employees, board observers, consultants and advisors, of which 695,041 have been granted after June 1, 2016 at a weighted average exercise price of €14.46 per share; and

  •
  8,500,000 ordinary shares reserved pursuant to delegations of authority from our shareholders for future share capital increases by us, up to an aggregate maximum nominal amount equal to €680,000, through rights issuances and public and private offerings.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

          You should read the following selected consolidated financial data in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this prospectus. We derived the consolidated statements of operations data for the years ended December 31, 2013, 2014, and 2015 and consolidated statement of financial position data as of December 31, 2014 and 2015 from our audited consolidated financial statements included elsewhere in this prospectus. We derived the consolidated statements of operations data for the three months ended March 31, 2015 and 2016 and the consolidated statement of financial position data as of March 31, 2016 from our unaudited consolidated interim condensed financial statements included elsewhere in this prospectus. We prepare our consolidated financial statements in accordance with IFRS which includes all standards issued by the IASB and related interpretations issued by the IFRS Interpretations Committee. Our historical results presented below are not necessarily indicative of financial results to be achieved in future periods.

	Year Ended December 31,			Three Months Ended March 31,
	2013	2014	2015	2015	2016
	(in thousands, except per share amounts)
Consolidated Statement of Operations Data:
Revenue
Subscriptions	$38,215	$49,290	$62,722	$13,761	$19,297
Professional services	14,865	13,291	13,238	3,280	3,459

Total revenue	53,080	62,581	75,960	17,041	22,756
Cost of revenue(1)
Subscriptions	3,350	4,542	8,283	2,004	2,494
Professional services	12,545	11,616	10,425	2,803	2,794

Total cost of revenues	15,895	16,158	18,708	4,807	5,288
Gross profit	37,185	46,423	57,252	12,234	17,468
Operating expense(1)
Sales and marketing	35,769	42,851	49,169	11,488	14,876
Research and development	9,110	13,242	15,075	3,525	4,278
General and administrative	10,219	13,086	14,453	3,334	4,259

Total operating expenses	55,098	69,179	78,697	18,347	23,413

Loss from operations	(17,913)	(22,756)	(21,445)	(6,113)	(5,945)
Finance income	207	515	21	230	859
Finance expense	(1,974)	(81)	(589)	(9)	(156)

Loss before income tax expense	(19,680)	(22,322)	(22,013)	(5,892)	(5,242)
Income tax (expense) benefit	(9)	(199)	7	2	(25)

Net loss for the period(2)	$(19,689)	$(22,521)	$(22,006)	$(5,890)	$(5,267)

Net loss per share attributable to ordinary shareholders:
Basic and diluted net loss per share	$(6.40)	$(6.09)	$(5.79)	$(1.58)	$(1.34)
Weighted-average shares outstanding used to compute net loss per share attributable to ordinary shareholders:
Shares used in basic and diluted net loss per share	3,075	3,696	3,803	3,735	3,918

(1)
Amounts include share-based payment expense, as follows:

	Year Ended December 31,			Three Months Ended March 31,
	2013	2014	2015	2015	2016
	(in thousands)
Cost of revenue—subscriptions	$—	$2	$78	$16	$17
Cost of revenue—professional services	—	26	61	12	15
Sales and marketing	—	178	793	148	179
Research and development	—	31	302	37	113
General and administrative	263	1,021	1,123	200	307

Total share-based compensation expense	$263	$1,258	$2,357	$413	$631

(2)
The loss for the year/period is wholly attributable to the owners of the company.

Key Business Metrics

          We review a number of metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions. These key business metrics include the following:

  Subscription Revenue Growth Rate

          The table below shows our subscription revenue growth rate on both an actual and constant currency basis for each quarter in the year ended December 31, 2015 and for the quarter ended March 31, 2016 calculated against the corresponding quarter in the prior year, as well as for the years ended December 31, 2014 and December 31, 2015. We calculate revenue on a constant currency basis by applying the average monthly currency rate for each month in the comparative period to the corresponding month in the current period. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Key Business Metrics—Subscription Revenue Growth Rate" for more information on the uses and limitations of subscription revenue growth rate.

	Year Ended December 31,		Three Months Ended
			Mar. 31, 2015	Jun. 30, 2015	Sep. 30, 2015	Dec. 31, 2015	Mar. 31, 2016
	2014	2015
Actual FX rates	29%	27%	19%	27%	29%	32%	40%
Constant currency	29%	39%	32%	42%	41%	40%	42%

  Dollar-Based Net Expansion Rate

          We calculate our dollar-based net expansion rate by dividing our recurring customer revenue by our base revenue. We define base revenue as the subscription revenue we recognized from all customers during the four quarters ended one year prior to the date of measurement. We define our recurring customer revenue as the subscription revenue we recognized during the four quarters ended on the date of measurement from the same customer base included in our measure of base revenue, including revenue resulting from additional sales to those customers. This analysis excludes revenue derived from our OEM sales. We expect our dollar-based net expansion rate to potentially decline as we scale our business. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Key Business Metrics—Dollar-Based Net Expansion Rate" for more information on the uses and limitations of dollar-based net expansion rate.

          The following table summarizes our quarterly dollar-based net expansion rate since January 1, 2014 on both an actual and constant currency basis.

Dollar-based net expansion rate	Mar. 31, 2014	Jun. 30, 2014	Sep. 30, 2014	Dec. 31, 2014	Mar. 31, 2015	Jun. 30, 2015	Sep. 30, 2015	Dec. 31, 2015	Mar. 31, 2016
Actual FX rates	121%	123%	124%	129%	124%	114%	112%	114%	115%
Constant currency	119%	121%	123%	130%	129%	122%	123%	124%	123%

  Free Cash Flow

          We define free cash flow as net cash from (used in) operating activities less net cash used in investing activities for purchases of property and equipment and intangible assets. The table below shows our free cash flow for each of the years ended December 31, 2013, 2014 and 2015, as well as for each of the quarters ended March 31, 2015 and 2016, and a reconciliation to the most directly comparable IFRS measure for each such period. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Key Business Metrics—Free Cash Flow" for more information on the uses and limitations of free cash flow.

	Year Ended December 31,			Three Months Ended March 31,
	2013	2014	2015	2015	2016
	(in thousands)
Net cash from (used in) operating activities	$(8,163)	$(14,291)	$(9,979)	$399	$2,212
Less: Acquisition of property and equipment	570	2,593	788	100	477

Free cash flow	$(8,733)	$(16,884)	$(10,767)	$299	$1,735

	As of December 31,		As of March 31,
	2014	2015	2016
Consolidated Statement of Financial Position Data:
Cash and cash equivalents	$9,191	$6,930	$9,429
Working capital(1)	10,913	15,971	11,149
Total assets	45,498	48,061	45,272
Deferred revenue	64,810	74,263	77,044
Borrowings	2,858	10,142	11,224
Total liabilities	82,291	100,544	103,735
Total shareholders' equity (deficit)	(36,793)	(52,483)	(58,463)

(1)
Calculated as trade receivables, net, plus other current assets minus trade and other payables and current provisions.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

          The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements, related notes and other financial information included elsewhere in this prospectus. The following discussion contains forward-looking statements, including, without limitation, our expectations and statements regarding our outlook and future revenue, expenses, results of operations, liquidity, plans, strategies and objectives of management and any assumptions underlying any of the foregoing. Our actual results could differ materially from those discussed in the forward-looking statements. Our forward-looking statements and factors that might cause future actual results to differ materially from our recent results or those projected in the forward-looking statements include, but are not limited to, those discussed in "Forward-Looking Statements" and "Risk Factors".

 Overview

          Our mission is to enable every organization to harness the power of their data. Our software platform, Talend Data Fabric, integrates data and applications in real time across modern big data and cloud environments, as well as traditional systems, allowing organizations to develop a unified view of their business and customers across organizational and technology silos. Effective and strategic use of data to optimize every aspect of business is a competitive advantage. Talend is a key enabler of the data-driven enterprise where data is becoming a strategic asset. Talend Data Fabric allows customers in any industry to improve business performance by using their data to create new insights and to automate business processes. Our customers rely on our software to better understand their customers, improve customer service, detect fraud, and predict equipment maintenance needs.

          We were founded in France in 2005 as a provider of open source software. Our business model is to sell subscription licenses for enhanced commercial offerings. Since our founding, we have achieved the following significant milestones:

  2006:    Released first open source data integration product, Talend Data Integration

  2007:    Expanded into the United States and released first commercial version of Talend Data Integration

  2008:    Expanded into Germany and released Talend Data Quality, which is now offered as a feature in Talend Data Integration

  2009:    Expanded into the United Kingdom and opened first research and development center outside of France in Beijing, China

  2010:    Expanded into Tokyo and launched Talend Master Data Management

  2011:    Launched Talend Application Integration

  2012:    Launched Talend Big Data Integration on Hadoop

  2015:    Expanded into Canada, Australia, and Singapore

  2016:    Expanded into Italy and The Netherlands; launched free version of Talend Data Preparation and plan to launch commercial version of Talend Data Preparation in the summer of 2016

          Our employee base has grown from 375 employees as of December 31, 2013 to 524 employees as of December 31, 2015 to 566 employees as of March 31, 2016. We plan to continue to expand our non-U.S. presence to address the needs of our global customers as well as to acquire customers in new geographies. We also plan to continue to invest in new product development.

          Our open source approach is a key component of our go-to-market strategy. We have been able to rapidly expand awareness and usage of our products through our free open source versions. This enables developers and users to download and try the free version of our products, creating sales leads for our more feature-rich commercial solutions. Users of our open source products often catalyze adoption of our commercial solutions by their organizations, primarily to benefit from enterprise-grade features that include the scaling out of our offering to a larger set of users, among others. Following an initial deployment of our paid subscription products, organizations often purchase more subscriptions or expand usage to additional products from our fully integrated suite after realizing the benefits of additional features or scale. We sell our product offerings as subscriptions based primarily on the number of users of our platform.

          We generate the majority of our revenue from subscriptions of our commercial solutions. We primarily sell annual contracts billed in advance. Our subscription offering includes enterprise-grade features and capabilities to scale our solutions across production environments and customer infrastructures. These product features and capabilities include scheduling, management and monitoring of data integration flows, collaboration across a team of users, and technical support. We also provide professional services to implement our solutions. Our subscription revenue represents a significant portion of our revenue, growing from 72% of our total revenue in the year ended December 31, 2013 to 83% in the year ended December 31, 2015, and to 85% in the quarter ended March 31, 2016.

          For the year ended December 31, 2015, our total revenue was $76.0 million, including $62.7 million of subscription revenue that grew 27% year-over-year, or 39% on a constant currency basis. We experienced net losses of $22.0 million and negative free cash flow of $10.8 million for the year ended December 31, 2015, as we invested in growing our business. For the quarter ended March 31, 2016, our total revenue was $22.8 million, including $19.3 million of subscription revenue that grew 40% year-over-year or 42% on a constant currency basis. We experienced a net loss of $5.3 million and positive free cash flow of $1.7 million for the quarter ended March 31, 2016. Our quarters ended in March generally benefit from strong cash inflows due to seasonally strong billings in the quarters ended in December. We intend to generate profits based on increased sales of our solutions to new and existing customers, including by the continued conversion of free open source users to paid users. We currently anticipate that at some point in the future we will be able to increase revenues at a greater rate than increases in our operating expenses. However, there can be no assurance that we will achieve or maintain profitability on a consistent basis, that we will increase our sales to new and existing customers, or that our operating expenses will increase at a lower rate than our revenue may grow.

Key Factors Affecting Our Performance

          Expansion within Existing Customers.    Our business model relies on rapidly and efficiently landing new customers and expanding our relationship with these customers over time. We have designed our products for ease-of-use and with strong integrations between products to encourage broad adoption within organizations. Customers regularly expand the use of our software within their organizations by adding users or purchasing additional products within the Talend Data Fabric, such as Talend Application Integration or Talend Master Data Management. As customers gain awareness of our solutions and as their data integration requirements evolve, they may recognize additional use cases for our software and expand their use of our solutions accordingly. We believe this provides us with substantial operating leverage because the costs of additional sales within existing customers are significantly less than costs of sales to new customers. Our future revenue growth and profitability rely on customers continuing to expand user and product adoption within their organizations.

          Adoption of Big Data Technologies.    We believe our big data integration capabilities are a key competitive differentiator and driver of new customer adoptions. We expect that as organizations adopt and scale out deployments of Hadoop and related technologies they will continue to use Talend to facilitate the integration of these big data technologies within their IT environments. Adoption of big data in particular is growing—IDC estimates the big data technology and services market to grow at a CAGR of 23% from 2015 to 2019. We believe this to be a catalyst for adoption of our Talend Big Data Integration product. We also believe the adoption and usage of Talend Big Data Integration generally drives demand for other Talend Data Fabric products. For example, over time some of our Talend Big Data Integration customers have adopted Talend Master Data Management as they integrate disparate systems with Hadoop and thereby drive more subscription revenue for Talend. The continued adoption of big data technologies is critical to our continued revenue growth.

          Average Subscription Contract Duration.    We primarily sell annual contracts, although we have some contracts that extend for multiple years. The average contract duration impacts our cash flows because we bill and collect payment for the full term in advance. The average contract duration of our pre-paid subscription agreements in 2015 was 1.3 years. Prior to 2014, we incentivized our sales force to pursue multi-year contracts paid in advance, which generally carry larger discounts on average relative to annual contracts. We changed our sales strategy in 2014 to focus to a greater degree on annual contracts as our business began to demonstrate greater operating leverage. As a result, our average contract term has shortened and we generate a smaller proportion of our deferred revenue as long-term. This sales strategy eliminates the discount generally required for multi-year subscription pre-payments. Although this results in lower subscription billings relative to multi-year pre-payments in a given period, it increases the annualized value of our subscriptions. Going forward, we intend to enter into multi-year contracts with annual payment schedules.

          Open Source Strategy.    Our open source strategy consists of providing free open source versions of our products, fostering a community of users and developers, and selling commercial versions of our solutions. This strategy creates awareness and generates leads within organizations that may purchase a commercial version of our products and thereby generates subscription revenue. It reduces the time required for our sales force to educate potential leads about our solutions, increasing their efficiency and shortening the sales process. It is easier and less expensive to sell to leads who are familiar with our product offering through self-selection, freeing up our sales team to focus on the benefits of our commercial offering, rather than starting at a basic introduction. Moreover, our open source developer community helps lower our research and development costs by contributing components and connectors, testing beta versions of our products, identifying enhancements, and providing free advice to other community members. To evaluate our open source strategy, we periodically review data points such as the volume of downloads of our open source products, the number of open source users that are members of our open source community and the approximate number of leads that are generated from users of our open source products. Given that our open source users register with us voluntarily, we do not use a conversion rate to evaluate our strategy. We believe the continued adoption of open source software by organizations as well as the vitality of our open source community is a critical part of our performance.

          Investment in Sales and Marketing.    We continue to focus on long-term growth and expect to continue to invest aggressively in sales and marketing to grow our customer base and expand within existing customers. We also expect to increase investments in sales and marketing in markets outside of France and the United States. Any investments that we make in sales and marketing will occur in advance of our experiencing benefits from such investments, as new sales hires take time to fully ramp. As a result, it may be difficult for us to determine if we are efficiently allocating our resources in these areas.

          Foreign Currency Exchange Risk.    A portion of our subscription agreements and operating expenses are incurred outside the United States and denominated in foreign currencies and are subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the Euro. Because our reporting currency is the U.S. dollar, the impact of foreign currency exchange on our business is primarily material to our financial reporting, and less to the ongoing operations of our business, as our cash inflows generally cover our expenses in a given currency, creating a partial hedge. We believe that as the portion of U.S. business increases relative to our global business, the impact of foreign currency exchange on our financial reporting will be reduced. As our international operations grow, we will continue to reassess our approach to managing the risks relating to fluctuations in currency rates.

Key Business Metrics

          We review a number of metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions. These key business metrics include the following:

  Subscription Revenue Growth Rate

          Subscription revenue is primarily derived from the sale of subscription-based license agreements to our customers. The growth of our subscription revenue reflects our ability to renew subscriptions with our existing customers, expand the sales of existing and new products within our existing customer base and sell our products to new customers. We believe subscription revenue growth is an important performance metric because it reflects the adoption of our software.

          Due to the significant portion of our customers who are invoiced in non-U.S. Dollar denominated currencies, we also calculate our subscription revenue growth rate on a constant currency basis, thereby removing the effect of currency fluctuation on our results of operations.

          The table below shows our subscription revenue growth rate on both an actual and constant currency basis for each quarter in the year ended December 31, 2015 and for the quarter ended March 31, 2016 calculated against the corresponding quarter in the prior year, as well as for the years ended December 31, 2014 and December 31, 2015. We calculate revenue on a constant currency basis by applying the average monthly currency rate for each month in the comparative period to the corresponding month in the current period.

	Year Ended		Three Months Ended
	Dec. 31, 2014	Dec. 31, 2015	Mar. 31, 2015	Jun. 30, 2015	Sep. 30, 2015	Dec. 31, 2015	Mar. 31, 2016
Actual FX rates	29%	27%	19%	27%	29%	32%	40%
Constant currency	29%	39%	32%	42%	41%	40%	42%

  Dollar-Based Net Expansion Rate

          Our ability to generate and increase revenue is dependent on our ability to maintain and grow our relationships with our existing customers. We believe our ability to retain customers and expand their subscription revenue over time is an indicator of the stability of our revenue base and the long-term value of our customer relationships. We track our performance in this area by measuring our dollar-based net expansion rate. Our dollar-based net expansion rate increases when customers expand their number of subscribed users or use additional Talend Data Fabric components. Our dollar-based net expansion rate is reduced when customers reduce their number of subscribed users, use fewer Talend Data Fabric components, or cease to be customers.

          We calculate our dollar-based net expansion rate by dividing our recurring customer revenue by our base revenue. We define base revenue as the subscription revenue we recognized from all customers during the four quarters ended one year prior to the date of measurement. We define our recurring customer revenue as the subscription revenue we recognized during the four quarters ended on the date of measurement from the same customer base included in our measure of base revenue, including revenue resulting from additional sales to those customers. This analysis excludes revenue derived from our OEM sales. We expect our dollar-based net expansion rate to potentially decline as we scale our business.

          The following table summarizes our quarterly dollar-based net expansion rate since January 1, 2014 on both an actual and constant currency basis.

Dollar-based net expansion rate	Mar. 31, 2014	Jun. 30, 2014	Sep. 30, 2014	Dec. 31, 2014	Mar. 31, 2015	Jun. 30, 2015	Sep. 30, 2015	Dec. 31, 2015	Mar. 31, 2016
Actual FX rates	121%	123%	124%	129%	124%	114%	112%	114%	115%
Constant currency	119%	121%	123%	130%	129%	122%	123%	124%	123%

  Free Cash Flow

          To provide investors with additional information regarding our financial results, we have used free cash flow, a financial measure not calculated in accordance with IFRS, within this prospectus. We define free cash flow as net cash from (used in) operating activities less net cash used in investing activities for purchases of property and equipment and intangible assets. We have included free cash flow in this prospectus because it is a key measure used by our management and board of directors to understand and evaluate our core operating performance and trends, to prepare and approve our annual budget and to develop short- and long-term operational plans. We believe that free cash flow provides useful information to investors and others in understanding and evaluating our results of operations in the same manner as our management and board of directors. Although free cash flow measures are frequently used by investors and securities analysts in their evaluation of companies, free cash flow measures each have limitations as an analytical tool, and you should not consider them in isolation or as a substitute for analysis of our cash flows as reported under IFRS. Free cash flow as defined by the company may not be comparable to similar measures used by other companies. The table below shows our free cash flow for each of the years ended December 31, 2013, 2014 and 2015, as well as for each of the quarters ended March 31, 2015 and 2016, and a reconciliation to the most directly comparable IFRS measure for such period.

	Year Ended December 31,			Three Months Ended March 31,
	2013	2014	2015	2015	2016
	(in thousands)
Net cash from (used in) operating activities	$(8,163)	$(14,291)	$(9,979)	$399	$2,212
Less: Acquisition of property and equipment	570	2,593	788	100	477

Free cash flow	$(8,733)	$(16,884)	$(10,767)	$299	$1,735

 Key Components of Results of Operations

  Revenue

          We primarily derive our revenue from the sale of subscriptions and professional services engagements.

          Subscription revenue.    Subscription revenue consists of fees earned from arrangements to provide customers with the right to use our commercial software either in a cloud-based infrastructure that we provide, or installed within the customer's own environment. Our subscriptions include unspecified future updates, upgrades and enhancements, and technical product support. Subscription fees are based primarily on the number of users of our software and to a lesser extent the processing power required to operate the software. Our subscription-based arrangements generally have a minimum contractual term of one year and are invoiced in advance for the full subscription term. Subscription fees are generally non-refundable regardless of the actual use of the service. We recognize subscription revenue ratably over the term of the contract, commencing with the date the service is made available to the customers and all other revenue recognition criteria are met. We also include in our subscription revenue, fees earned from licensing arrangements with OEM customers. OEM customers bundle our products within their own product offering and pay us a license fee for this right.

          Professional services revenue.    Professional services revenue consists of fees earned for consulting engagements related to the deployment and configuration of our product offering, training customers, and associated expenses. These engagements are generally provided by our own team of specialized consultants or by third-party consultants to whom we contract on a periodic basis. Consulting engagements consist of time-based arrangements for which the revenue is recognized using a time and material basis. Training revenue results from contracts to provide educational services to customers and partners regarding the use of our technologies and is recognized as delivered. Our professional services revenue has declined, but we expect will grow at a slower rate than our subscription revenue as we work with more systems integrators, who assist our customers with the implementation of our solutions.

  Cost of Revenue

          Cost of subscription revenue.    Cost of subscription revenue consists primarily of employee-related costs, including salaries and bonuses, share-based payment expense and employee benefit costs associated with our customer support organization. It also includes expenses related to hosting and operating our cloud infrastructure, license of third-party intellectual property, and related overhead. We use a third-party cloud platform provider to provide our cloud solution. We allocate overhead such as information technology infrastructure, rent, and occupancy charges in each expense category based on headcount in that category. As such, general overhead expenses are reflected in cost of subscription revenue and operating expense categories.

          We intend to continue to invest additional resources in our cloud-based offering and services. We expect that the cost of hosting fees to provide our cloud based offering will increase over time as we sell more of our cloud integration products. The timing of these expenses will affect our cost of subscription revenue in the affected periods.

          Cost of professional services revenue.    Cost of professional services revenue consists primarily of personnel costs for employees including salaries and bonuses, share-based payment expense and employee benefit costs, and fees to external consultants associated with our professional service contracts, travel costs and allocated shared costs. We allocate overhead such as information technology infrastructure, rent, and occupancy charges in each expense category based on headcount in that category. As such, general overhead expenses are reflected in the cost of professional services revenue and operating expense categories.

  Gross Profit and Gross Margin

          Gross profit is total revenue less total cost of revenue. Gross margin is gross profit expressed as a percentage of total revenue. We expect that our gross margin may fluctuate from period to period as a result of changes in the mix of our subscription and professional services revenue. Over time, we expect revenue from our cloud integration business to grow as a percentage of our total revenue. As a result, the cost of hosting fees to third-party cloud infrastructure providers, as a percentage of revenue will increase, which may affect our gross margin.

  Operating Expenses

          Our operating expenses are classified as sales and marketing, research and development and general and administrative. For each functional category, the largest component is employee and labor-related expenses, which include salaries and bonuses, share-based payment expense, employee benefit costs, and contractor costs. We allocate overhead such as information technology infrastructure, rent and occupancy charges in each expense category based on headcount in that category.

          Sales and marketing.    Sales and marketing expenses consist primarily of salaries, sales commissions, and related expenses, including share-based payment expense, for our sales and marketing employees, marketing programs and related overhead. Our sales and marketing employees include quota carrying headcount, sales administration, sales engineering, marketing and management. Marketing programs consist of advertising, promotional events, corporate communications, brand building, and product marketing activities such as online lead generation.

          We plan to continue to invest in sales and marketing by expanding our global promotional activities, building brand awareness, attracting new customers, and sponsoring additional marketing events. The timing of these events, such as our annual sales kickoff, will affect our sales and marketing costs in a particular quarter.

          Research and development.    Research and development expenses consist primarily of salaries and related expenses, including share-based payment expense, contractor software development costs, and related overhead, less any research and development subsidies. We continue to focus our research and development efforts on building new products, adding new features and services, increasing functionality, and enhancing our integration cloud infrastructure.

          We expect that, in the future, research and development expenses will increase as we invest in building the necessary employee and system infrastructure required to enhance existing, and support development of new, technologies and the integration of acquired businesses and technologies.

          General and administrative.    General and administrative expenses consist of salaries and related expenses, including share-based payment expense, for finance, legal, human resources and management information systems personnel, as well as external legal, accounting and other, professional fees, other corporate expenses, and related overhead.

          We will incur additional expenses associated with being a publicly traded company, including higher legal, corporate insurance, and accounting costs as well as costs of achieving and maintaining compliance with other public company regulations. We expect that in the future, general and administrative expenses will increase as we invest in our infrastructure and we incur additional employee related costs and professional fees related to the growth of our business.

Results of Operations

          The following table sets forth our results of operations for the periods indicated. The period-to-period comparison of financial results is not necessarily indicative of financial results to be achieved in future periods.

	Year Ended December 31,			Three Months Ended March 31,
	2013	2014	2015	2015	2016
	(in thousands)
Consolidated statements of operations
Revenue
Subscriptions	$38,215	$49,290	$62,722	$13,761	$19,297
Professional services	14,865	13,291	13,238	3,280	3,459

Total revenue	53,080	62,581	75,960	17,041	22,756
Cost of revenue(1)
Subscriptions	3,350	4,542	8,283	2,004	2,494
Professional services	12,545	11,616	10,425	2,803	2,794

Total cost of revenue	15,895	16,158	18,708	4,807	5,288
Gross profit	37,185	46,423	57,252	12,234	17,468
Operating expenses(1)
Sales and marketing	35,769	42,851	49,169	11,488	14,876
Research and development	9,110	13,242	15,075	3,525	4,278
General and administrative	10,219	13,086	14,453	3,334	4,259

Total operating expenses	55,098	69,179	78,697	18,347	23,413

Loss from operations	(17,913)	(22,756)	(21,445)	(6,113)	(5,945)
Finance income	207	515	21	230	859
Finance expense	(1,974)	(81)	(589)	(9)	(156)

Loss before income tax	(19,680)	(22,322)	(22,013)	(5,892)	(5,242)
Income tax (expense) benefit	(9)	(199)	7	2	(25)

Net loss for the year	$(19,689)	$(22,521)	$(22,006)	$(5,890)	$(5,267)

(1)
Amounts include share-based payment expense, as follows:

	Year Ended December 31,			Three Months Ended March 31
	2013	2014	2015	2015	2016
	(in thousands)
Cost of revenue—subscriptions	$—	$2	$78	$16	$17
Cost of revenue—professional services	—	26	61	12	15
Sales and marketing	—	178	793	148	179
Research and development	—	31	302	37	113
General and administrative	263	1,021	1,123	200	307

Total	$263	$1,258	$2,357	$413	$631

          The following table sets forth our results of operations data for each of the periods indicated as a percentage of total revenue.

	Year Ended December 31,			Three Months Ended March 31
	2013	2014	2015	2015	2016
Revenue
Subscriptions	72%	79%	83%	81%	85%
Professional services	28	21	17	19	15

Total revenue	100	100	100	100	100
Total cost of revenue	30	26	25	28	23
Gross profit	70	74	75	72	77
Operating expenses
Sales and marketing	68	68	65	67	65
Research and development	17	21	20	21	19
General and administrative	19	21	19	20	19

Total operating expenses	104	111	104	108	103

Loss from operations	(34)	(36)	(28)	(36)	(26)
Finance income	0	1	0	1	4
Finance expense	(3)	0	(1)	0	(0)

Loss before income tax	(37)	(36)	(29)	(35)	(23)
Income tax (expense) benefit	0	0	0	0	(0)

Net loss for the year	(37)%	(36)%	(29)%	(35)%	(23)%

 Three Months Ended March 31, 2015 and 2016

  Revenue

	Three Months Ended March 31,
	2015	2016	$ change	% change
	(in thousands)
Subscriptions	$13,761	$19,297	$5,536	40%
Professional services	3,280	3,459	179	5

Total revenue	$17,041	$22,756	$5,715	34

          Total revenue increased $5.7 million, or 34%, in the quarter ended March 31, 2016 compared to the quarter ended March 31, 2015. Growth in total revenue was attributable to increased demand for our products from both new and existing customers. The growth in total revenue was primarily attributable to the sale of subscriptions.

          Subscription revenue increased $5.5 million, or 40%, for the quarter ended March 31, 2016 compared to the quarter ended March 31, 2015. The increase in subscription revenue was primarily attributable to strong uptake of our Talend Integration Cloud and Talend Big Data Integration offerings, which more than doubled in the quarter ended March 31, 2016, compared to the quarter ended March 31, 2015, and strong demand from North America where we have invested in greater sales capacity.

          Subscription revenues by geography were as follows for the quarters ended March 31, 2015 and 2016:

	Three Months Ended March 31,
	2015	2016	$ change	% change
	(in thousands)
Americas	$6,109	$9,193	$3,084	50%
EMEA	7,174	9,537	2,363	33
Asia Pacific	478	567	89	19

Total subscription revenue	$13,761	$19,297	$5,536	40

  Cost of Revenue

	Three Months Ended March 31,
	2015	2016	$ change	% change
	(in thousands)
Cost of subscriptions	$2,004	$2,494	$490	24%
Cost of professional services	2,803	2,794	(9)	(0)

Total cost of revenue	4,807	5,288	481	10

Gross profit	12,234	17,468	$5,234	43

Gross margin	72%	77%

          Total cost of revenue increased $0.5 million, or 10%, in the quarter ended March 31, 2016 compared to the quarter ended March 31, 2015. The increase in total cost of revenue was entirely driven by an increase in the cost of subscription revenue of $0.5 million, or 24%, in the quarter ended March 31, 2016 compared to the quarter ended March 31, 2015. We increased our headcount during the period to meet the higher demand for support from our customers, resulting in increased compensation and travel and entertainment expenses for employees and contractors of $0.3 million. Between March 31, 2015 and March 31, 2016, the support team headcount increased by 28%. The increase in the cost of subscription revenue was also driven by an increase in third-party licensing fees and hosting costs for our Talend Integration Cloud by $0.2 million.

          Cost of professional services revenue stayed relatively flat as we continue to replace the use of more costly sub-contractors with our own professional services consultants. The headcount of the professional services team increased by 16% between March 31, 2015 and March 31, 2016.

  Sales and Marketing

	Three Months Ended March 31,
	2015	2016	$ change	% change
	(in thousands)
Sales and marketing	$11,488	$14,876	$3,388	29%

          Sales and marketing expenses increased $3.4 million, or 29%, in the quarter ended March 31, 2016 compared to the quarter ended March 31, 2015. The increase was primarily due to a $2.8 million increase in employee compensation related to increased headcount. Between March 31, 2015 and March 31, 2016, our sales and marketing headcount increased by 49%.

  Research and Development

	Three Months Ended March 31,
	2015	2016	$ change	% change
	(in thousands)
Research and development	$3,525	$4,278	$753	21%

          Research and development expenses increased $0.8 million, or 21%, in the quarter ended March 31, 2016 compared to the quarter ended March 31, 2015. The increase was primarily due to $0.6 million increase in employee compensation related to our increased headcount. Between March 31, 2015 and March 31, 2016, our research and development headcount increased by 10%. We increased our research and development headcount during the period in order to enhance and extend our product offerings and develop new technologies.

  General and Administrative

	Three Months Ended March 31,
	2015	2016	$ change	% change
	(in thousands)
General and administrative	$3,334	$4,259	$925	28%

          General and administrative expenses increased $0.9 million, or 28%, in the quarter ended March 31, 2016 compared to the quarter ended March 31, 2015. The increase was primarily due to an increase of $0.9 million in employee related expenses. Between March 31, 2015 and March 31, 2016, our general and administrative headcount increased by 35% as we added personnel to support our growth and prepared to become a publicly listed company.

Years Ended December 31, 2014 and 2015

  Revenue

	Year Ended December 31,
	2014	2015	$ change	% change
	(in thousands)
Subscriptions	$49,290	$62,722	$13,432	27%
Professional services	13,291	13,238	(53)	0

Total revenue	$62,581	$75,960	$13,379	21

          Total revenue increased $13.4 million, or 21%, in the year ended December 31, 2015 compared to the year ended December 31, 2014. Growth in total revenue was attributable to increased demand for our products from both new and existing customers. The growth in total revenue was entirely attributable to the sale of subscriptions.

          Subscription revenue increased $13.4 million, or 27%, for the year ended December 31, 2015 compared to the year ended December 31, 2014. The increase in subscription revenue was primarily attributable to strong uptake of our Talend Big Data Integration, which more than doubled in the year ended December 31, 2015, and strong demand from North America where we have invested in greater sales capacity.

          Subscription revenues by geography were as follows for the years ended December 31, 2014 and 2015:

	Year Ended December 31,
	2014	2015	$ change	% change
	(in thousands)
Americas	$18,766	$27,422	$8,656	46%
EMEA	29,749	34,273	4,524	15
Asia Pacific	775	1,027	252	33

Total subscription revenue	$49,290	$62,722	$13,432	27

  Cost of Revenue

	Year Ended December 31,
	2014	2015	$ change	% change
	(in thousands)
Cost of subscriptions	$4,542	$8,283	$3,741	82%
Cost of professional services	11,616	10,425	(1,191)	(10)

Total cost of revenue	16,158	18,708	2,550	16

Gross profit	$46,423	$57,252	$10,829	23

Gross margin	74%	75%

          Total cost of revenue increased $2.6 million, or 16%, in the year ended December 31, 2015 compared to the year ended December 31, 2014. The increase in total cost of revenues was entirely driven by an increase in the cost of subscription revenue of $3.7 million, or 82%, in the year ended December 31, 2015 compared to the prior period. We increased our headcount during the period to meet the higher demand for support from our customers, resulting in increased compensation expense for employees and contractors of $2.2 million. Between December 31, 2014 and December 31, 2015, the support team headcount increased by 37%. The increase in the cost of subscription revenue was also driven by an increase in third-party licensing fees and hosting costs for our Talend Integration Cloud for a total of $0.8 million.

          Cost of professional services revenue declined by $1.2 million, or 10%, as we replaced the use of more costly sub-contractors, particularly in North America, with our own professional services consultants.

  Sales and Marketing

	Year Ended December 31,
	2014	2015	$ change	% change
	(in thousands)
Sales and marketing	$42,851	$49,169	$6,318	15%

          Sales and marketing expenses increased $6.3 million, or 15%, in the year ended December 31, 2015 compared to the year ended December 31, 2014. The increase was primarily due to $5.0 million increase in employee compensation related to increased headcount. Between December 31, 2014 and December 31, 2015, our sales and marketing headcount increased by 38% with the majority of our headcount being added in the second half of the year. In addition, marketing programs spend increased by $0.8 million in fiscal 2015 compared to the prior period to support our growth.

  Research and Development

	Year Ended December 31,
	2014	2015	$ change	% change
	(in thousands)
Research and development	$13,242	$15,075	$1,833	14%

          Research and development expenses increased $1.8 million, or 14%, in the year ended December 31, 2015 compared to the year ended December 31, 2014. The increase was primarily due to $1.1 million increase in employee compensation related to our increased headcount. Between December 31, 2014 and December 31, 2015, our research and development headcount increased by 7%. We increased our research and development headcount during the period in order to enhance and extend our service offerings and develop new technologies.

  General and Administrative

	Year Ended December 31,
	2014	2015	$ change	% change
	(in thousands)
General and administrative	$13,086	$14,453	$1,367	10%

          General and administrative expenses increased $1.4 million, or 10%, in the year ended December 31, 2015, compared to the year ended December 31, 2014. The increase was primarily due to an increase of $1.1 million in employee related expenses. Between December 31, 2014 and December 31, 2015, our general and administrative headcount increased by 10% as we added personnel to support our growth and prepared to become a public reporting company.

Years Ended December 31, 2013 and 2014

  Revenue

	Year Ended December 31,
	2013	2014	$ change	% change
	(in thousands)
Subscriptions	$38,215	$49,290	$11,075	29%
Professional services	14,865	13,291	(1,574)	(11)

Total revenue	$53,080	$62,581	$9,501	18

          Total revenue increased $9.5 million, or 18%, in the year ended December 31, 2014 compared to the year ended December 31, 2013. Growth in total revenue was attributable to increased demand for our products from both new and existing customers. The growth in total revenue was entirely attributable to growth of subscriptions and support.

          Subscription revenue increased $11.1 million, or 29%, in the year ended December 31, 2014 compared to the year ended December 31, 2013. The increase in subscription revenue was primarily attributable to the significant uptake of our Talend Application Integration and Talend Big Data Integration offerings. Both the EMEA and North America regions grew at similar rates of 30% and 29%, respectively.

          Professional services revenue declined $1.6 million, or 11%, in the year ended December 31, 2014 compared to the year ended December 31, 2013. The decrease was attributable to a closer collaboration with systems integrators, which are taking a greater role in the implementation of our software, and the partial completion of a large services engagement in Germany.

          Subscription revenues by geography were as follows:

	Year Ended December 31,
	2013	2014	$ change	% change
	(in thousands)
North America	$14,534	$18,766	$4,232	29%
EMEA	22,972	29,749	6,777	30
Asia Pacific	709	775	66	9

Total subscription revenue	$38,215	$49,290	$11,075	29

  Cost of Revenue

	Year Ended December 31,
	2013	2014	$ change	% change
	(in thousands)
Cost of subscriptions	$3,350	$4,542	$1,192	36%
Cost of professional services	12,545	11,616	(929)	(7)

Total cost of revenue	15,895	16,158	263	2

Gross profit	$37,185	$46,423	$9,238	25

Gross margin	70%	74%

          Total cost of revenue increased by $0.3 million, or 2%, in the year ended December 31, 2014 compared to the year ended December 31, 2013. The increase in total cost of revenue was entirely driven by an increase in the cost of subscription revenue of $1.2 million, or 36%, over this same period. The increase in cost of subscription revenue was primarily driven by increased headcount to meet the higher demand for support from our customers for $0.8 million. Between December 31, 2013 and December 31, 2014, our support headcount increased by 35%.

          Cost of professional services revenue declined by $0.9 million, or 7%, during this same period as we replaced more costly consulting sub-contractors with our own professional services consultants. For the year ended December 31, 2014, our headcount-related expenses increased by $0.2 million, while our sub-contractor spending declined by $0.9 million compared to the prior period.

  Sales and Marketing

	Year Ended December 31,
	2013	2014	$ change	% change
	(in thousands)
Sales and marketing	$35,769	$42,851	$7,082	20%

          Sales and marketing expenses increased $7.1 million, or 20%, in the year ended December 31, 2014 compared to the year ended December 31, 2013. The increase was primarily due to a $4.9 million increase in employee compensation costs related to our increased headcount. Between December 31, 2013 and December 31, 2014, our sales and marketing headcount increased by 13%. Our sales expenses also increased in the year ended December 31, 2014 as we implemented a new customer relationship management system.

  Research and Development

	Year Ended December 31,
	2013	2014	$ change	% change
	(in thousands)
Research and development	$9,110	$13,242	$4,132	45%

          Research and development expenses increased $4.1 million, or 45%, for the year ended December 31, 2014 compared to the year ended December 31, 2013. The increase was primarily due to a $3.5 million increase in employee compensation related to our increased headcount. Between December 31, 2013 and December 31, 2014, our research and development headcount increased by 21%. We increased our research and development headcount during the period in order to enhance and extend our service offerings and develop new technologies. Other factors contributing to the increase were higher expenses due to a move into a new, larger office in Beijing, China.

  General and Administrative

	Year Ended December 31,
	2013	2014	$ change	% change
	(in thousands)
General and administrative	$10,219	$13,086	$2,867	28%

          General and administrative expenses increased $2.9 million, or 28%, in the year ended December 31, 2014, compared to the year ended December 31, 2013. The increase was primarily due to an increase of $2.1 million in employee related expenses, of which $0.7 million was share-based payment expense. Our general and administrative headcount increased during the period as we added personnel to support our growth. Between December 31, 2013 and December 31, 2014, our general and administrative headcount increased by 38%.

 Quarterly Results of Operations

          The following unaudited quarterly results of operations data for each of the nine quarters ended March 31, 2016 have been prepared on a basis consistent with our audited consolidated annual financial statements and include, in management's opinion, all normal recurring adjustments necessary for the presentation of the results of operations data for these periods, in accordance with IFRS. Our quarterly results of operations will vary in the future. These quarterly results of operations are not necessarily indicative of our results of operations for a full year or any future period. The following quarterly financial data should be read in conjunction with our consolidated financial statements, related notes and other financial information included elsewhere in this prospectus.

	Three Months Ended
	Mar. 31, 2014	Jun. 30, 2014	Sep. 30, 2014	Dec. 31, 2014	Mar. 31, 2015	Jun. 30, 2015	Sep. 30, 2015	Dec. 31, 2015	Mar. 31, 2016
	(in thousands)
Revenue
Subscriptions	$11,533	$11,901	$12,535	$13,321	$13,761	$15,163	$16,223	$17,575	$19,297
Professional services	3,273	3,476	3,484	3,058	3,280	3,201	3,399	3,358	3,459

Total revenue	14,806	15,377	16,019	16,379	17,041	18,364	19,622	20,933	22,756
Cost of revenue(1)
Subscriptions	881	1,000	1,206	1,455	2,004	1,977	2,244	2,058	2,494
Professional services	2,811	2,717	3,052	3,036	2,803	2,531	2,479	2,612	2,794

Total cost of revenue	3,692	3,717	4,258	4,491	4,807	4,508	4,723	4,670	5,288

Gross profit	11,114	11,660	11,761	11,888	12,234	13,856	14,899	16,263	17,468
Operating expenses(1)
Sales and marketing	8,519	10,920	11,615	11,797	11,488	10,842	11,985	14,854	14,876
Research and development	2,628	3,025	3,511	4,078	3,525	3,839	3,775	3,936	4,278
General and administrative	3,032	3,791	2,818	3,445	3,334	3,165	3,636	4,318	4,259

Total operating expenses	14,179	17,736	17,944	19,320	18,347	17,846	19,396	23,108	23,413

Loss from operations	(3,065)	(6,076)	(6,183)	(7,432)	(6,113)	(3,990)	(4,497)	(6,845)	(5,945)
Finance income (expense):	(125)	(50)	454	155	221	(305)	(4)	(481)	703
Income tax	(49)	(50)	(50)	(50)	2	2	2	2	(25)

Net loss for the period	$(3,239)	$(6,176)	$(5,779)	$(7,327)	$(5,890)	$(4,293)	$(4,499)	$(7,324)	$(5,267)

(1)
Includes share-based payment expense as follows:

	Three Months Ended
	Mar. 31, 2014	Jun. 30, 2014	Sep. 30, 2014	Dec. 31, 2014	Mar. 31, 2015	Jun. 30, 2015	Sep. 30, 2015	Dec. 31, 2015	Mar. 31, 2016
	(in thousands)
Cost of revenue—subscriptions	$—	$—	$—	$2	$16	$22	$22	$18	$17
Cost of revenue—professional services	—	14	—	11	12	16	15	17	15
Sales and marketing	8	92	83	(6)	148	196	226	224	179
Research and development	7	6	4	14	37	47	98	120	113
General and administrative	247	275	269	230	200	250	415	258	307

Total	$263	$387	$357	$252	$413	$531	$777	$636	$631

          The following table sets forth our results of operations data for each of the periods indicated as a percentage of total revenue.

	Three Months Ended
	Mar. 31, 2014	Jun. 30, 2014	Sep. 30, 2014	Dec. 31, 2014	Mar. 31, 2015	Jun. 30, 2015	Sep. 30, 2015	Dec. 31, 2015	Mar. 31, 2016
Revenues
Subscriptions	78%	77%	78%	81%	81%	83%	83%	84%	85%
Professional services	22	23	22	19	19	17	17	16	15

Total revenue	100	100	100	100	100	100	100	100	100
Cost of revenue
Subscriptions	6	7	8	9	12	11	11	10	11
Professional services	19	18	19	19	16	14	13	12	12

Total cost of revenues	25	24	27	27	28	25	24	22	23

Gross profit	75	76	73	73	72	75	76	78	77
Operating expenses
Sales and marketing	58	71	73	72	67	59	61	71	65
Research and development	18	20	22	25	21	21	19	19	19
General and administrative	20	25	18	21	20	17	19	21	19

Total operating expenses	96	115	112	118	108	97	99	110	103

Loss from operations	(21)	(40)	(39)	(45)	(36)	(22)	(23)	(33)	(26)
Finance income (expense):	(1)	0	3	1	1	(2)	0	(2)	4
Income tax	0	0	0	0	0	0	0	0	(0)

Net loss for the period	(22)%	(40)%	(36)%	(45)%	(35)%	(23)%	(23)%	(35)%	(23)%

  Quarterly Revenue Trends

          Our quarterly subscription revenue increased in each period presented due to increased sales to new and existing customers. Our professional services revenue fluctuates from quarter to quarter based on a number of factors, including complexity and length of new customer engagements and the decision of our customers to work with independent third-party systems integrators. Our overall strategy is to focus on growing our subscription revenue while working more closely with systems integrators.

          Our total gross margin has remained relatively consistent over all periods presented, with the fluctuations primarily due to the mix of subscription and professional services revenues in our total revenue. Our subscription gross margin has slightly decreased in 2015 due to third-party licensing fees and hosting costs associated with our launch of Talend Integration Cloud.

          Research and development, sales and marketing, and general and administrative expenses generally increased sequentially over the periods as we increased our headcount to support continued investment in our products. The increase in personnel costs was related to increases in headcount, along with higher share-based payment expense. Sales and marketing expenses generally are higher in the quarters ending December 31 as it is the quarter where we seasonally sell the most and thereby have higher commission expenses. Our general and administrative expenses increased for the quarter ended December 31, 2015 due to increased headcount as we prepare to become a public company. We believe that we will continue to experience seasonality in our business in the future.

 Liquidity and Capital Resources

	Year Ended December 31,			Three Months Ended March 31,
	2013	2014	2015	2015	2016
	(in thousands)
Cash from (used in) in operating activities	$(8,163)	$(14,291)	$(9,979)	$399	$2,212
Cash used in investing activities	(570)	(2,593)	(788)	(100)	(477)
Cash from (used in) in financing activities	27,386	2,183	8,929	(1,121)	426

Net increase (decrease) in cash and cash equivalents	$18,653	$(14,701)	$(1,838)	$(822)	$2,161

          To date, we have financed our operations primarily through cash received from customers for subscriptions of our software and professional services, private placements of preferred stock and financial debt. As of December 31, 2015 and March 31, 2016, we had $6.9 million and $9.4 million, respectively, of cash and cash equivalents. We believe that our cash and cash equivalents balance and our existing debt financing facility will be sufficient to meet our working capital and capital expenditure requirements for at least the next 12 months.

          Our future capital requirements will depend on many factors, including our growth rate, the timing and extent of our spending to support our operating expenses. In the event that additional financing is required from outside sources, we may not be able to raise such financing on terms acceptable to us or at all. If we are unable to raise additional capital when desired, our business, results of operations and financial condition would be adversely affected.

  Cash From (Used in) Operating Activities

          During the quarter ended March 31, 2016, operating activities provided $2.2 million in cash as a result of a net loss of $5.3 million, driven by a net increase of $7.5 million in our operating liabilities. The net increase in our operating liabilities was primarily the result of $1.5 million increase in deferred revenue as a result of increased sales of subscriptions, and a $1.3 million decrease in trade and other payables mainly due to payment of fiscal year end commissions and bonuses during the period. In addition to the net increase in our operating liabilities, there was a $7.7 million decrease in trade and other receivables in the quarter ended March 31, 2016 due to collections of seasonally strong orders from the quarter ended in December 31, 2015. Our quarters ended in March generally benefit from strong cash inflows due to seasonally strong billings in the quarters ended in December.

          During the quarter ended March 31, 2015, operating activities provided $0.4 million in cash as a result of a net loss of $5.9 million, adjusted by non-cash charges of $0.4 million and $5.9 million of cash from changes in our operating assets and liabilities. The net increase in our operating liabilities was primarily the result of a $2.1 million increase in trade and other payables mainly due to increased headcount. In addition to the net increase in our operating liabilities, there was a $3.1 million decrease in trade and other receivables due to collections of seasonally strong orders during the quarter ended March 31, 2015 from the quarter ended in December 31, 2014.

          During the year ended December 31, 2015, operating activities used $10.0 million in cash as a result of a net loss of $22.0 million, adjusted by non-cash charges of $4.1 million and a net increase of $7.9 million in our operating assets and liabilities. The net increase in our operating liabilities was primarily the result of a $13.3 million increase in deferred revenue as a result of increased sales of subscriptions, and a $4.7 million increase in trade and other payables mainly due to increased headcount. This net increase in our operating liabilities was partially offset by a $11.9 million increase in trade and other receivables due to increased sales of our product offerings.

          During the year ended December 31, 2014, operating activities used $14.3 million in cash as a result of a net loss of $22.5 million, adjusted by non-cash charges of $2.6 million and a net increase of $5.6 million in our operating assets and liabilities. The net increase in our operating liabilities was primarily the result of a $2.9 million increase in deferred revenue as a result of increased sales of subscriptions. This net increase in our operating liabilities was also increased primarily by a $7.0 million decrease in trade receivables. These changes in trade receivables and deferred revenue were impacted by the decrease in the duration of our pre-paid subscription agreements observed during the period and the associated decrease in subscription billings.

          During the year ended December 31, 2013, operating activities used $8.2 million in cash as a result of a net loss of $19.7 million, adjusted by non-cash charges of $2.9 million and a net increase of $8.6 million in our operating assets and liabilities. The net increase in our net operating liabilities was primarily the result of a $17.1 million increase in deferred revenue as a result of increased sales of subscriptions, and a $3.6 million increase in trade and other payables mainly due to increased headcount. This net increase in our operating liabilities was partially offset by a $8.7 million increase in trade receivables due to the increased sales of our product offerings.

  Cash Used in Investing Activities

          Cash used in investing activities during the years ended December 31, 2013, 2014 and 2015 and for the quarters ended March 31, 2015 and 2016 was $0.6 million, $2.6 million, $0.8 million, $0.1 million, and $0.5 million, respectively. Investing activities consist primarily of capital expenditures to purchase furniture and equipment to support additional office space as well as miscellaneous IT equipment for our employees.

  Cash From (Used In) Financing Activities

          Cash from (used in) financing activities for the years ended December 31, 2013, 2014 and 2015 and for the quarters ended March 31, 2015 and 2016 was $27.4 million, $2.2 million, $8.9 million, $(1.1) million, and $0.4 million, respectively. Financing proceeds for the year ended December 31, 2013 consisted primarily of the issuance of preferred shares to existing and new shareholders. Financing proceeds for the year ended December 31, 2014 consisted primarily of a $5 million debt facility secured on our U.S. accounts receivable which was terminated in May 2015, of which $2.6 million was drawn down as of December 31, 2014. Financing proceeds for the year ended December 31, 2015 consisted primarily of a new $15.0 million debt facility secured by the assets of our U.S., French and UK entities, of which $11.0 million was drawn down as of March 31, 2016 and an additional $1.0 million was drawn down subsequent to March 31, 2016.

  Square 1 Bank Loan and Security Agreement

          On May 29, 2015, our subsidiaries, Talend, Inc. and Talend USA, Inc., or the co-borrowers, entered into a Loan and Security Agreement with Square 1. The agreement provides a $15 million revolving line of credit (including ancillary and letter of credit sub-facilities), subject to a maximum loan amount based on a formula related to the value of the subscription revenue of Talend S.A. and its subsidiaries. The co-borrowers may borrow, repay and reborrow under the revolving line until May 29, 2017, when all outstanding principal and accrued interest becomes due and payable. We are required to pay a prepayment fee of $267 thousand if certain events occur prior to the maturity date, including if we or our co-borrowers complete an initial public offering. The interest rate on outstanding amounts is Square 1's "prime rate" plus 2.50%, but not less than 5.75% per annum, payable monthly in arrears. As of March 31, 2016, we had drawn down $11.0 million under the revolving line of credit, and subsequent to March 31, 2016, we drew down an additional $1.0 million.

          The Loan and Security Agreement requires us to maintain minimum billings and minimum cash flow and contains certain customary affirmative and negative covenants. We were in compliance with each of these covenants as of March 31, 2016. The agreement also contains certain customary events of default (including, without limitation, a material adverse effect event of default), the occurrence of which could result in the acceleration of the obligations under the agreement and enable Square 1 to proceed against its collateral. A default rate of 2.00% plus the applicable interest rate applies to all obligations during an event of default and on the amount of any over advance.

          We and our U.S. and UK subsidiaries have guaranteed the obligations and, together with the co-borrowers, pledged substantially all of our assets as collateral under the Loan and Security Agreement and the related collateral documents.

          On March 7, 2016, we executed an amendment to the Loan and Security Agreement with Square 1 that, among other things, increased the revolving line of credit from a maximum of $15.0 million to a maximum of $20.0 million.

Contractual Obligations and Commitments

          Our contractual obligations primarily consist of leases for office space. The leases have varying terms, escalation clauses and renewal rights. On renewal, the terms of the leases are renegotiated. As of December 31, 2015, the future undiscounted non-cancelable minimum lease payments under these obligations, as well as the future non-cancelable minimum payments under our other contractual obligations, including the undiscounted Square 1 credit facility, were as follows:

	Payments Due by Period
	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
	(in thousands)
Operating lease obligations	$10,915	$2,494	$3,892	$3,021	$1,508
Other contractual obligations(1)	$10,299	$192	$10,107	$—	$—

Total	$21,214	$2,686	$13,999	$3,021	$1,508

(1)
Without giving effect to the repayment in full of the $12.0 million balance and $0.3 million of prepayment fees and accrued interest under our Square 1 credit facility with $12.3 million of the net proceeds from this offering. See "—Liquidity and Capital Resources—Square 1 Bank Loan and Security Agreement" and "Use of Proceeds".

Off-Balance Sheet Arrangements

          During the periods presented, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off balance sheet arrangements or other contractually narrow or limited purposes.

 Qualitative and Quantitative Disclosure about Market Risk

  Foreign Currency Exchange Risk

          Our results of operations and cash flows are subject to fluctuations as a result of changes in foreign currency exchange rates. Our sales contracts are generally denominated in the local currency of the entity with which they are contracted. Our operating expenses are generally denominated in the local currencies of the countries where our operations are located. Most of our expenses are incurred in Euros and United States dollars. We have not entered into derivatives or hedging transactions, as our exposure to foreign currency exchange rates has historically been partially hedged as our Euro denominated inflows have covered our Euro denominated expenses and our USD denominated inflows have covered our USD denominated expenses. However, we may enter into derivative or hedging transactions in the future if our exposure to foreign currency should become more significant.

  Interest Rate Risk

          We had cash and cash equivalents of $25.4 million, $9.2 million, $6.9 million and $9.4 million at December 31, 2013, 2014 and 2015, and March 31, 2016, respectively. The carrying amount of our cash equivalents reasonably approximates fair value, as a result of the short maturities of investment instruments used. The primary objective of our investment activities is the preservation of capital, and we do not enter into investments for trading or speculative purposes. Short-term and long-term investments we hold are in the form of term deposits with fixed interest rates, thereby limiting their exposure related to interest rate fluctuations. We maintain a revolving credit facility with floating interest rates that would subject us to interest rate fluctuations. However, we expect to pay down the balance of this facility with the proceeds of this offering. Nevertheless, a hypothetical 10% increase in interest rates during the year ended December 31, 2015 or the quarter ended March 31, 2016 would not have had a material impact on our financial statements.

  Inflation Risk

          We do not believe that inflation has had a material effect on our business, financial condition, or results of operations.

Critical Accounting Policies and Estimates

          We prepare our consolidated financial statements in accordance with IFRS, which includes all standards issued by the IASB and related interpretations issued by the IFRS Interpretations Committee. The preparation of the consolidated financial statements requires us to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, contingent liabilities, revenues, and expenses. We base our judgments and estimates on historical experience and various other factors we believe to be reasonable under the circumstances, and we evaluate these estimates on an ongoing basis. Actual results may differ from these estimates under different assumptions and conditions and may materially affect the financial results or the financial position reported in future periods.

          While our significant accounting policies are more fully described in the notes to the consolidated financial statements, the following accounting policies involve a greater degree of judgment and complexity. Accordingly, these are the accounting policies we believe are the most critical to aid in fully understanding and evaluating our financial condition and results of operations.

  Revenue Recognition

          We primarily derive revenue from two sources: subscription revenue which is comprised of direct or indirect sales of subscription-based license agreements for Talend technologies; and related professional services revenue.

          We recognize revenue in line with IAS 18, Revenue, when the amount of revenue can be measured reliably, it is probable that the economic benefits associated with the transaction will flow to the entity and the stage of completion of the transaction at the end of the reporting period can be measured reliably.

  Subscription revenue

          A subscription includes a license to use software, access to technical support and rights to fixes and updates of new versions of the software, on a when-and-if available basis, during the term of the subscription. Subscription revenues are recognized ratably over the contract terms beginning with the commencement date of each subscription agreement, and when all other revenue recognition criteria have been satisfied. Subscription-based arrangements generally have a contractual term of one to three years.

          We sell our offerings through two channels: directly to customers, which includes sales by our sales force; and indirectly through value added resellers, or VARs, and channel partners. We negotiate directly with our resellers on contracts to provide our subscriptions as we would with our direct customers, and do not have the ability or right to establish pricing between our resellers and end users. We issue our resellers a non-exclusive reseller subscription of our products and resellers function as non-exclusive resellers to market, sell and provide our products and support services to end users. Our resellers have discretion with setting the price with the end users and we do not bear any of the risks or rewards with regard to the sales made by our resellers to end users. Revenue recognition for indirect customers is the same as for direct customers as the terms of sale are substantially similar.

          Additionally, we occasionally enter into arrangements to embed a license or generated code into a third-party application or service for which we receive a royalty. For royalty lump sum arrangements, revenue is recognized over the term of the royalty agreement. For sales-based royalty arrangements, revenue is recognized upon receiving proof of sell-through. Royalty revenues are also recognized under subscription revenues.

  Professional services revenue

          We offer professional services which include consulting and training and associated expenses. Consulting services include implementation support to our customers during subscription setup and consist of time-based arrangements for which the revenue is recognized as the services are rendered. Training revenue results from contracts to provide educational services to customers and partners regarding the use of our technologies and is recognized as training is delivered.

  Multiple-element arrangements

          We may enter into transactions that are multiple-element arrangements where a subscription and consulting and training services are sold together. These elements are recognized separately unless the services are deemed essential to the functionality of the other elements in the arrangement (i.e. the software license). We first allocate revenue to consulting and training services based on the relative fair value method and allocate any remaining amount to the subscription using the residual method. We are able to determine reliably the fair value of a consulting or training services component based on historical pricing for the component or a similar component that has been sold on a standalone basis. The consideration allocated to each component is recognized as revenue when the revenue recognition criteria have been met for the respective component.

          Support is not accounted for separately from the license included in the subscription fee as it is not sold separately as the subscriptions we sell incude both license and support.

  Deferred revenue

          Deferred revenue includes future revenue from subscriptions that will be recognized ratably over the remaining term of the contract period, beginning on the commencement date of each contract, and for the undelivered portion of consulting and training services that the customer has prepaid but for which services have not yet been performed.

  Share-Based Payments

          Prior to this offering, the fair value of the share options underlying our share-based payments was determined by our board of directors. For options, we recognized share-based payment expense beginning in the period of grant based on the fair value of the award at the grant date. We have obtained independent valuations at regular intervals in order to help our board of directors determine the fair value of each option grant.

          The assumptions used in the valuation models were based on future expectations combined with management judgment. In the absence of a public market for our company shares, our board of directors, with input from management, exercised significant judgment and considered numerous objective and subjective factors to determine the fair value of our company shares as of the date of each grant, including the following factors:

  •
  Valuations performed at regular intervals by unrelated third-party specialists;

  •
  Private financing rounds involving our shares with new investors;

  •
  Our actual operating and financial performance;

  •
  Our current business conditions and projections;

  •
  Our stage of development;

  •
  Our likelihood of achieving a liquidity event, such as an initial public offering or a merger or acquisition of our company, given prevailing market conditions;

  •
  The lack of marketability involving securities in a private company;

  •
  The market performance of comparable publicly traded companies; and

  •
  The U.S. and global capital markets conditions.

          In valuing our shares, our board of directors determined the enterprise value, added net cash, and then allocated the equity value to each class of equity securities outstanding initially using an option pricing method, or OPM. The board of directors determined the enterprise value of our business using the discounted cash flow approach and the market approach valuation methods.

          The OPM treats our ordinary shares and preferred shares as call options on a business, with exercise prices based on the liquidation preference. The OPM uses the Black-Scholes option-valuation model to price the call option. Estimates of the volatility applied in the Black-Scholes option-valuation model were based on available information on the volatility of shares of comparable, publicly traded companies. Additionally, we applied a discount for lack of marketability.

          The discounted cash flow approach estimates the fair value of the enterprise based on the present value of our future estimated net cash flows and our residual value beyond the forecast period. The future net cash flows and residual value are discounted to their present value to reflect the risks inherent in us achieving these estimated net cash flows. The discount rate was based on a market-derived weighted average cost of capital.

          The market approach is a useful method of determining the fair market value of a company which is closely held because it can be used to determine what the company or the particular security would be worth in the public market.

          The approach is one of determining a level of earnings which is considered to be representative of the future performance of the company, and capitalizing this figure by an appropriate risk-adjusted rate. This approach provides an indication of value for the security which corresponds with the particular earnings figure being capitalized (for example, capitalizing net earnings available to common stock holders would yield an indication of value for the common stock). There are several different forms of "earnings" used in the market capitalization approach, because each form isolates particular nuances of the company's operating performance.

          The capitalization rate is an expression of what investors believe to be a fair and reasonable rate of return for the particular security, given the inherent risks of ownership. It incorporates expectations of growth and rests on the implicit assumption that some level of earnings will be generated by the enterprise into perpetuity. The most common means of obtaining capitalization rates is through the market comparison method, whereby companies having their stock traded in the public market are selected for comparison purposes and used as a basis for choosing reasonable capitalization rates for the subject company.

          Capitalization rates obtained in this manner are generally expressed as ratios of the various revenue and earnings figures, and are referred to as "market multiples". Another common method of obtaining such multiples is to examine companies that have recently been sold in the public marketplace. For this method, the total price paid for the company is related to revenue or earnings figures which yield implied transaction multiples. The acquired company is then compared with the subject company on the basis of risk and expected return, and its transaction multiples are used as a basis for selecting appropriate multiples for the subject company.

          Market multiples are categorized as either "leveraged" or "debt-free" depending on whether or not the earnings figures being capitalized are net of interest expense. The most common leveraged multiple is the price/earnings, or P/E, ratio, which relates the price paid for the common stock of a company with that company's earnings per share. The multiple is considered to be "leveraged" because earnings per share is net of any interest expense, and capitalization of this figure effectively incorporates the impact of any debt the company has into the final value for the equity.

          Debt-free market multiples relate the value of the company's Enterprise Value, or EV, or debt net of cash and equity, to earnings figures from which no interest expense has been deducted. Examples of these multiples would be EV/Revenue, EV/EBITDA or EV/EBIT. The use of these multiples may be appropriate when comparing companies that have substantially different amounts of financial leverage, because the multiples are based on total company value, which is generally independent of the amount of leverage in the company's capital structure. Their use effectively separates the issue of company valuation from the specific financing decisions which are made to operate the business. Furthermore, EV/EBITDA and EV/EBIT multiples, which are developed from pre-tax earnings figures, may be appropriate when comparing companies that have substantially different income tax situations, as well as different amounts of financial leverage. The EV/Revenue multiple is particularly applicable to companies that do not have positive EBITDA or earnings.

          Following this offering, valuation models, including the estimates and assumptions used in such models, will not be necessary to determine the fair value of our company shares, as our company shares will be traded in the public market.

Recent Accounting Pronouncements

          In July 2014, the IASB issued IFRS 9, Financial Instruments, which replaces IAS 39, Financial Instruments: Recognition and Measurement, and which provides guidance that may impact the classification and measurement of financial assets and will result in additional disclosures. The standard applies to the classification and measurement of financial instruments, a new credit loss model for calculating impairment on financial assets, and new general hedge accounting requirements. It will be effective for the company for financial periods beginning on or after January 1, 2018, with early adoption permitted.

          In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers, which supersedes current revenue recognition requirements. The standard is effective for the company for financial periods beginning on or after January 1, 2018 with early adoption permitted, and it provides alternative approaches to adoption. IFRS 15 requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers.

          In January 2016, the IASB issued IFRS 16, Leases, which provides guidance for most leases to be recognized on lessee's balance sheet as an asset and corresponding liability. The standard is effective for the company for financial periods beginning on or after January 1, 2019 with early adoption permitted.

          We are assessing the potential impact of these standards on our consolidated financial statements and, as it relates to the new revenue recognition standard, we have not yet decided the adoption approach.

BUSINESS

Company Overview

          Our mission is to enable every organization to harness the power of their data. Our software platform, Talend Data Fabric, integrates data and applications in real time across modern big data and cloud environments, as well as traditional systems, allowing organizations to develop a unified view of their business and customers across organizational and technology silos. Effective and strategic use of data to optimize every aspect of business is a competitive advantage. Talend is a key enabler of the data-driven enterprise where data is becoming a strategic asset. Talend Data Fabric allows customers in any industry to improve business performance by using their data to create new insights and to automate business processes. Our customers rely on our software to better understand their customers, improve customer service, detect fraud, and predict equipment maintenance needs.

          The amount of data available for decision making is increasing exponentially, and the technology to analyze and act on that data is becoming dramatically more capable and cost effective, and ubiquitous. As a result, IT infrastructure is undergoing an industrywide, transformative shift toward new big data and cloud platforms. At the same time, the increasing pace of business is driving the need for more real-time data processing and the need to make data-driven decisions throughout every organization is creating demand for self-service business and analytical applications. The rise of social media, mobile devices, cloud computing, and the IoT is generating massive amounts of new data at an increasing pace. To manage this deluge of information, organizations are adopting big data solutions such as Hadoop, Spark and NoSQL, which manage data at much lower cost than previously possible. Organizations also have begun to extend their data infrastructure with cloud platforms to enhance agility, elasticity, scalability, and time-to-value. As many organizations undergo a digital transformation, access to real-time data that automates operational processes and informs rapid decision-making becomes a competitive necessity. In addition, business users increasingly demand self-service solutions that remove dependency on IT departments and increase their efficiency. As a result, organizations require agile, real-time data integration solutions that support their evolving needs.

          The growth in data sources, such as the rise of new big data and cloud platforms to analyze this data, combine to create major growth engines for the data integration market. We believe our products immediately address the markets for Data Integration and Integrity Software, Master Data Management, and Integration and Orchestration Middleware, which IDC estimates combined were $16 billion in 2015 and are forecasted to reach $21 billion in 2019. Within those large markets, demand for big data integration and cloud integration is growing particularly quickly due to growth in their underlying markets. The markets for big data technology and services and public IT cloud services are expected to grow at compound annual growth rates, or CAGRs, of 23% and 19%, respectively, from 2015 to 2019 according to IDC estimates. We expect that the advent of self-service data preparation solutions will serve as an additional driver of growth for data integration. We believe these trends will shape the data integration space for years to come.

          Talend Data Fabric provides a comprehensive, flexible platform to address IT integration needs across industries. Our platform works seamlessly at the speed and scale of modern big data architectures and across on-premise and cloud environments to connect both traditional and big data environments. Organizations can quickly integrate all forms of data across systems and applications at scale, with significantly improved performance and lower total cost of ownership than traditional data integration approaches. Our platform interoperates with modern data technologies, such as Hadoop, Spark, and Spark Streaming, and our flexible product architecture enables us to rapidly adopt new technologies as they emerge. Our technology allows our customers to manage both batch and real-time data processing and incorporate machine learning to leverage data for the automation of operational workflows. Our flexible cloud architecture allows organizations to operate in a cloud-based environment such as Amazon Web Services, Google Compute Engine, or Microsoft Azure, in their on-premise datacenter, in private clouds, or in any hybrid combination. Our visual drag-and-drop interface is easy to use and removes the need for complex and time-consuming manual code development, allowing business users to independently and quickly complete data integration tasks that typically would have taken IT developers days or weeks. Our Talend Big Data Integration solution can run up to seven times faster on big data platforms than a certain large competitor's product, according to an MCG study we commissioned.

          We offer Talend Data Fabric as a subscription license based primarily on the number of users of our platform. Our commercial products are based on free open source versions of our data integration offerings, and include additional capabilities which are critical for enterprise deployment such as high availability, technical support, monitoring, and distributed scale-out. Individual developers often discover Talend through our open source offerings and introduce our solutions more broadly within their organizations. Many of these organizations choose to license our commercial products for enterprise deployment. After an initial deployment, organizations often purchase additional subscriptions or expand their usage to additional modules within Talend Data Fabric. The unified code base and modularity of our products allows organizations to enable additional functionality with just a license key, significantly reducing software deployment and training costs.

          We have a broad, global customer base that includes Allianz, Citi, General Electric, Lenovo and Siemens and spans a broad range of industries, including financial services, technology, telecommunications, healthcare, manufacturing, and retail. We have developed an ecosystem of over 120 partners including Cloudera, Hortonworks, MapR, and Amazon Web Services, as well as many leading systems integrators such as Accenture and Capgemini. This ecosystem extends the capabilities of our platform, enhances our sales reach and market penetration, and maximizes the value of our solutions for our customers.

          For the year ended December 31, 2015, our total revenue was $76.0 million, including $62.7 million of subscription revenue that grew 39% year-over-year on a constant currency basis (27% year-over-year on an actual currency basis). We experienced net losses of $22.0 million and negative free cash flow of $10.8 million for the year ended December 31, 2015 as we continued to invest in growing our business. For the quarter ended March 31, 2016, our total revenue was $22.8 million, including $19.3 million of subscription revenue that grew 42% year-over-year on a constant currency basis (40% year-over-year on an actual currency basis). We experienced a net loss of $5.3 million and positive free cash flow of $1.7 million for the quarter ended March 31, 2016.

Industry Overview

          We are in the early stages of four disruptive trends that are reshaping the IT industry:

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  The amount and availability of data is increasing significantly;

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  Big data technologies such as Hadoop, Spark and NoSQL dramatically lower the cost to store and manage data and add new real-time processing capabilities;

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  New cloud platforms from Amazon, Google and Microsoft both lower costs and increase IT agility; and

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  Self-service tools give business users new and faster access to data than ever before.

These trends are creating an increasing number of new opportunities for organizations to be data driven. Organizations in every sector of the economy use data as a strategic tool to drive better business results. It is now, more than ever, critical for organizations to have an IT strategy that enables them to leverage data to support their business initiatives. To do this, IT teams must be able to work with new data platforms and fluidly address high volume, IoT, self-service, and real-time scenarios.

The Data-Driven Imperative

          The rise of social media, proliferation of mobile and IoT devices, and growing adoption of cloud-based IT infrastructure is producing massive quantities of new data for organizations. IDC estimates that the quantity of data will double every two years through 2020 to reach 44 trillion gigabytes. This data provides little insight when stored in organizational or technology silos, but becomes highly valuable when combined with existing customer, product, and partner data. For example, by integrating and analyzing customer data from point of sales systems with data from phone interactions, organizations can develop a holistic view of the customer and provide a more engaging experience.

          The proliferation of digital information provides new opportunities for organizations to leverage data to enhance their business, making its effective and strategic use a key competitive advantage. According to Accenture, 84% of executives expect big data to shift their competitive landscape within a year. In virtually every industry, organizations leverage data to gain an advantage. For example, organizations can tailor product offerings to a customer in real time based on online shopping behavior while the customer is still online, increasing the likelihood of a transaction. Organizations can use data to predict and schedule maintenance proactively before problems arise, monitor patient health, optimize prices, detect fraud, and even create new data products. Increasingly, organizations seek to share and connect data with customers, partners and suppliers through applications to facilitate the exchange of information. As leading organizations move the competitive bar upwards with innovative use of data, other organizations risk falling behind if they do not also invest in solutions that leverage their data assets effectively. In a business environment where data is available and actionable, data-driven decision making is now a competitive necessity.

Generational Shift to Big Data Technology

          To accommodate the enormous increase in data, including from social media, mobile, and IoT devices as well as the concurrent increase in real-time processing requirements, IT infrastructure is in the midst of a transformative shift towards next generation big data technology. Technologies such as Hadoop, Spark, and NoSQL enable organizations to manage and process far greater amounts of data in real time and at significantly lower costs. Forrester estimates that 100% of large enterprises will adopt Hadoop and/or related big data technologies such as Spark by 2018. These new technologies initially start as complementing the traditional relational database technology in widespread use today by adding new capabilities to deal with the far larger data volumes, more varied types of data, and real-time processing. According to IDC, 82% of organizations are in some phase of adopting real-time analytics or planning to within the next 12 months. Over time, as organizations become familiar with these technologies and better understand their capabilities, they increasingly choose big data technologies for new projects they initiate.

          Although big data technology adoption is accelerating rapidly, the large number of existing applications in use today will remain on traditional relational database technology for the remainder of their operational lifetime. As a result, organizations will operate in a hybrid mode for years to come where new projects are increasingly built with the next-generation big data technologies, but existing applications will continue to run on traditional databases.

Cloud Adoption Becomes Mainstream

          IT infrastructure is undergoing a shift as organizations extend their infrastructure with cloud-based solutions. The traditional information technology framework of standalone hardware running on-premise software, which is deployed and maintained by IT departments, is shifting rapidly toward a virtualized, cloud-based infrastructure that reduces upfront investment, ongoing maintenance and support costs, and increases agility. Gartner estimates that by 2020, the revenue for compute infrastructure as a service, or IaaS, and platform as a service, or PaaS, will exceed $55 billion—and likely pass the revenue for servers.(1)

          This new IT paradigm empowers organizations to adapt their compute and storage resources to meet their needs in real time, reducing their footprint and streamlining costs. This evolution of IT infrastructure also requires organizations to support hybrid environments, as some of their systems and data remain on-premise while others move to the cloud. As a result, organizations seek solutions that enable simultaneous integration across both traditional and cloud architectures.

Demand for Self-Service Technology

          The proliferation of data, coupled with its strategic importance, has significantly increased business users' demand for tools to access the data themselves. For example, self-service visualization tools such as Tableau or Qlik have empowered business users to perform analytics independently. While these tools provide tremendous value, they are often limited by the data they can access. In many cases IT controls the data but does not deliver it in a format easily analyzed or used by the business. According to Sagence, Inc., data scientists spend up to 80% of their time preparing data for analysis. This has led to demand for a new wave of self-service tools that allow both IT and business users to access, merge, cleanse, and analyze data more quickly than before. By removing the IT bottleneck in accessing data, organizations empower key business stakeholders to leverage all of their data quickly to create new insights and implement operational changes. As businesses face pressure to accelerate how they do business, self-service access to data integration will become increasingly important.

Limitations of Traditional Approaches

          Historically, data integration has been performed through two different approaches: hand-coded integrations manually created by developers or legacy ETL software. A large portion of organizations continue to use hand coding for their data integration requirements. Hand coding requires developers to write unique code manually for each specific data integration workflow. Legacy ETL software extracts data from various databases, blends it together, transforms it into a unified data model, and subsequently loads it into a data warehouse.

          Both traditional approaches have significant limitations, including:

Limitations of Hand Coding:

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  Scarcity of technical talent.  Hand-coded integrations require highly specialized developers to write custom code for each data flow. Many organizations are unable to find and retain developers with the expertise required for hand coding, especially in rapidly evolving big data and cloud technologies. This scarcity of technical talent can both significantly delay integration projects and increase their cost, particularly as the rapid growth of big data and cloud architectures makes coding integrations more complex.

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  Requires significant time from developers.  Hand-coded integrations require significant investment of time from developers and IT personnel. Hand coding is a costly, resource-intensive, and inflexible approach. In some instances, even medium-scale projects can take months to complete. Hand-coded integrations lack extensibility, are error prone, and require new code for each new data flow. Furthermore, hand coding techniques vary from developer to developer, potentially creating inconsistencies in documentation and re-use of

(1)
See Gartner note (12) in the section titled "Industry and Market Data".

  code. This increases maintenance costs and results in considerable re-working of existing integrations.

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  Lacks governance and control.  In many industries, especially in financial services and healthcare, compliance and audit trails are required by regulators. This includes tracing the origin of a data trail and when and how it was modified. Hand coding relies on time-consuming manual developer documentation which can be error prone, incomplete, out of date, or nonexistent.

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  Not adaptable to new technologies.  Hand coding requires manual integration between systems using technology-specific code, impeding flexibility to migrate to new technologies or integrate multiple systems. For example, over the last year a significant portion of the Hadoop ecosystem transitioned from using a technology framework called MapReduce to Spark. As a result, many organizations must spend hundreds or thousands of hours re-writing integration code for Spark, transitioning from code written for MapReduce only a few months or years earlier. Future technology innovations will require the same time-consuming and expensive transition, which may result in some organizations never re-writing this code, leading to further dependence on outdated data platforms. This increases costs and slows the pace of innovation, as organizations must maintain multiple data platforms, and reduces organizations' ability to utilize powerful new capabilities such as real-time processing and machine learning.

Limitations of Legacy ETL Software:

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  Not designed for big data architectures.  Legacy ETL software was built primarily to integrate structured data from on-premise applications and relational databases into data warehouses, and is not designed for big data platforms such as Hadoop and Spark. Instead, it uses a proprietary approach that runs separately from the high speed Hadoop/Spark processing, which creates a bottleneck to performance, scale, and flexibility. In addition, legacy ETL software does not support the real-time capabilities necessary for exploratory analysis. Some legacy ETL software vendors offer separate big data specific tools that lack full interoperability with existing systems, forcing customers to use multiple different tools, one for traditional data integration and another that works within Hadoop and other big data platforms. This slows down IT projects and increases complexity and cost.

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  Poorly integrated cloud solutions.  Legacy ETL software is not designed to work effectively with modern data infrastructures that are cloud-based or that have a mix of both on-premise and cloud systems. Some legacy ETL software vendors have attempted to acquire or build offerings to provide data integration with cloud infrastructures, but these offerings do not work effectively with their core ETL offering, increasing costs and reducing IT agility. This forces customers to buy multiple solutions for different scenarios, which reduces agility while increasing software, deployment, and training costs.

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  Lack real-time insight.  ETL software typically uses a bulk or batch processing approach that processes data on a daily, weekly, or monthly basis for use in post-transaction analytics and reporting. It lacks predictive and real-time capabilities. However, organizations increasingly require analytics that combine historical and real-time data. As a result, ETL vendors have often built or acquired separate tools for real-time data processing which are limited to specific real-time data use cases and do not integrate with an organization's broader data architecture. For example, in predictive maintenance scenarios, organizations evaluate past service data in combination with real-time sensor data to predict and proactively avoid future outages. Legacy ETL vendors require two different tools to address this scenario, which increases costs and training and requires duplicate work in two separate tools, slowing down processing and IT productivity.

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  Complex and difficult to deploy.  Legacy ETL software has been built and modified over decades, making it difficult to use and cumbersome to deploy. These tools require extensive training and specialized IT resources to operate and maintain. Deploying legacy ETL software requires significant upfront investment and can take months to implement, delaying time to value.

Our Opportunity

          We believe that organizations must integrate large, disparate volumes of data into a single, unified environment to enable better, data-driven decision making. In today's business environment, we believe it is imperative that data be integrated in real time across cloud and on-premise environments and that business users also have self-service capabilities to access and analyze data without reliance on IT personnel.

          We believe our products immediately address the markets for Data Integration and Integrity Software, Master Data Management, and Integration and Orchestration Middleware, which IDC estimates combined were to be $16 billion in 2015 and are forecasted to reach $21 billion in 2019. We believe that these markets will further expand as a portion of spend on hand-coded integrations will transition to software-based integration solutions given the time consuming and expensive process of manual integrations coupled with the scarcity of personnel with the requisite technical skills. According to research from Forrester, spending on Systems Integration Project Work was estimated to be $374 billion in 2016. We believe that this only partially captures spending on hand-coded integrations as many organizations utilize their internal development teams for this process.

          Lastly, the transformative change in IT infrastructure is driving a dramatic shift in IT spend and opening up new market opportunities. The rapid adoption of cloud platforms and big data technologies including Hadoop reflect this shift. The global big data technology and services market is expected to grow from $21 billion in 2015 to $49 billion by 2019, a CAGR of 23%, according to IDC. The related market for integration solutions for big data is not included in this market, but we believe will grow in parallel at a similar rate of growth. According to IDC, spending on public IT cloud services is expected to grow from $70 billion in 2015 to $141 billion in 2019, a CAGR of 19%. These significant growth rates represent the rapid expansion and pace of change in the markets underlying our opportunity.

Our Solution

          Talend Data Fabric is a modern, unified platform designed to meet integration needs of both developers and business users. It works seamlessly across on-premise, cloud, and hybrid environments, and integrates data in real time from both traditional and big data platforms. The benefits of our solution include:

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  Designed for big data technologies.  Our solution was purpose-built to work with modern big data architectures, allowing organizations to integrate their data seamlessly in any environment. Our product architecture generates code that runs natively in Hadoop and Spark to take full advantage of the scale and speed of big data technologies. Our solution works with the increasingly fragmented and complex data that is created in both structured and unstructured formats, and supports exploratory analysis. We continue to innovate our platform to keep it at the cutting edge. As an example, in September 2015 Talend 6 became the first data integration tool to run natively with Spark and Spark Streaming on Hadoop, increasing performance by up to five times relative to MapReduce, according to our internal performance calculations, while allowing customers to manage both batch and real-time streaming integrations within a single development environment.

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  Integrated cloud solution.  We provide a single integration solution that can be deployed on-premise, in the cloud, or in a hybrid environment. Because our solution is designed for seamless integration between cloud and on-premise environments, organizations have access to identical architecture and functionality across all potential use cases. Talend gives organizations the ability to scale cloud resources up and down when necessary, allowing customers to take advantage of the elasticity and cost savings that come with platforms such as Amazon Elastic MapReduce, or EMR, Amazon Redshift, Microsoft Azure HDInsight, and Google BigQuery.

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  Powerful real-time integration and machine learning.  We enable organizations to unlock the value of their data to create real-time, predictive insights. Historically, leveraging machine learning and real-time data streams required large technical teams with specialized skills that few organizations could afford. With the introduction of Talend 6 in September 2015, Talend brought these capabilities to the mainstream by allowing any developer to build intelligent data flows with a drag-and-drop user interface. With Talend, customers can use a single design environment to create intelligent data flows with machine learning algorithms that can process both batch and real-time streaming data. This dramatically increases the number of customers that can embed machine learning into their digital business processes to automate the delivery of real-time insights and add intelligent automated behavior into every customer interaction.

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  Self-service functionality.  Our solution enables anyone in IT or a business role to access, cleanse, enrich, and integrate data with an easy-to-use, web-based user interface. This empowers business users to conduct more data preparation on their own, without waiting for IT resources. It also allows IT organizations to collaborate with business users who are experts in the data being processed. Our solution significantly reduces the time required by business users to get clean, usable data.

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  Rapid deployment and agility.  We have simplified the complexities of connecting big data and traditional architectures across cloud and on-premise environments. Our solution can be deployed and in production in a matter of hours, due to its lightweight architecture and intuitive functionality. Since developers use a single platform for all of their integration needs, they can move quickly from one data integration project to another without learning or deploying additional solutions. This both accelerates development and reduces cost and complexity of data integration. As customers decide to add new Talend Data Fabric modules, they can often be set up with a license key, dramatically reducing the time to deploy new capabilities.

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  Robust governance and management capabilities.  Our solution provides organizations with powerful governance and management capabilities for their data assets. As regulatory and compliance issues gain importance for organizations, our data governance capabilities allow customers to be confident that their data will be secure, auditable, and reliable. Our solution can manage the largest volumes of data, while masking sensitive data such as credit card or social security numbers. We provide visibility into data flows, lineage and stewardship that continuously updates as developers change integrations.

Competitive Strengths

          We believe we have a number of competitive advantages that will enable us to maintain and extend our leadership position in next-generation data integration. Our competitive strengths include:

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  Differentiated performance and scalability.  Talend Big Data Integration builds data integration flows that run natively within Hadoop platforms and leverage the latest technologies, such as Spark and Spark Streaming. This gives customers the ability to create rich, powerful data integration and data cleansing flows that can run up to seven times faster than a certain large competitor's product, according to an MCG study we commissioned. Specifically, the study showed that for a particular data set, Talend Big Data Integration ran the most complex, largest data integration flows between 2.2 and 7.6 times faster and indicated that the larger the data set, the wider the gap in execution time between the two products.

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  Flexible pricing model providing a compelling value proposition.  We offer our commercial products primarily based on a flexible, per-user annual subscription pricing model that allows for wide adoption within an organization at significantly lower upfront and total cost of ownership compared to the cost of legacy data integration tools. Traditional tools are typically based on a per-CPU core or per-node perpetual pricing model with high up-front costs as well as additional fees for connectors to different types of data. This approach forces customers to pay more as data volumes grow, which can be especially difficult for customers who cannot necessarily predict how much their data volumes will grow or how many additional data sources will be added each year. In contrast, costs of our per-user pricing model are much more predictable, which facilitates broad adoption of our solution.

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  Open source model providing go-to-market leverage.  Our free open source solution generates qualified leads for the licensing of our enterprise-grade subscription solution. Our open source products have been downloaded more than two million times, including both new downloads and updates to existing downloads. This number often includes multiple developers at a single organization, which can convert into a single customer. While the growth of our open source community user base may not result in a proportional increase in our revenues, we believe that our community of more than 270,000 users contributes to the development of our technology platform and also fuels a low-touch, efficient sales and marketing model.

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  Adaptable and extensible architecture.  We continuously update our solution to work with existing and new technologies and data frameworks. Talend Studio allows developers to visually design integration flows, and then Talend seamlessly generates Java, SQL, MapReduce or Spark code. This architecture separates the design of integration jobs from the actual code, which enables our platform to work with new technologies as they emerge, such as Hadoop and Spark. For example, over the last year, a significant portion of the Hadoop ecosystem transitioned from using MapReduce to Spark, because Spark runs more quickly and supports a wider range of data processing scenarios. We made the transition to Spark seamless for our customers. We believe that technologies and frameworks will continue to evolve and our ability to adapt to these changes is a key competitive advantage.

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  Powerful network effects from our Talend Data Fabric Platform.  With over one thousand pre-built connectors and components, we believe that we have the broadest integration capabilities in the industry, spanning disparate data systems, data and file formats, and applications. Organizations have two options to access information stored in data sources and applications: either hand code a connector or use a pre-built connector offered by an integration vendor. Our pre-built connectors enable our customers to easily integrate data from various data sources and applications without expert knowledge about each data system and without hand coding a connector to access data. Easy integration with a broad range of systems is a critical decision factor for potential customers as it allows our solution to address a wide variety of data use cases. The breadth of our platform continues to attract new developers to our community, who in turn develop new connectors and components that they contribute back to our open source community. We provide members of our open source community with access to product documentation, tutorials, and webinars. This creates a powerful network effect whereby we and our community keep each other at the forefront of innovation.

Our Platform

          We deliver products for data integration, big data integration, application integration, cloud integration, master data management, or MDM, and self-service data preparation as a part of our Talend Data Fabric platform. Our products are designed to connect the data-driven enterprise through a broad range of use cases including enabling the speed and scale of big data, connecting data in the cloud and on-premise, integrating applications in real time, and empowering organizations to make strategic decisions with a single view of their customers, partners and products. Our platform works with a wide range of databases, data warehouses, file formats and applications including Marketo, NetSuite, salesforce.com, and SAP. While our customers often gain experience with our products through our open source versions, we generate revenue when customers purchase subscriptions to the commercial version of any of our products.

          Our commercial products are enhanced versions of the free open source versions of our offerings, and include additional capabilities which are critical for enterprise deployment, such as:

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  Collaboration: maximize productivity by enabling teams to share metadata and flows;

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  Scheduling: run an integration flow on a repeating schedule;

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  High Availability: maximize uptime through technical clustering features;

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  Monitoring: track events, requests, unexpected faults, and system management decisions;

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  Distributed Scale-Out: dynamically expand and contract compute in response to demand;

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  Governance: embed compliance and security rules for tracking and auditing of internal data; and

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  Technical Support: includes response time SLAs, plus phone, email and web support.

          Our open source products have limited functionality with respect to these user needs. Generally, once multiple users within the same organization start using our open source products, they tend to need these additional capabilities that are only included in our subscription commercial offerings. For instance, multiple users within the same organization typically require the ability to collaborate with other users within the organization, to manage the scheduling of data integration workflows, and to monitor the operation of data integration workflows across the project environment. Users must purchase our subscription commercial offerings in order to benefit from these enhanced functionalities.

          Talend Data Fabric combines all of our integration products into a single platform with a common development and management environment to solve complex IT integration challenges. Talend Data Fabric comes with Talend Studio, a visual drag-and-drop design environment and a shared repository to simplify development, deployment and collaboration. The platform enables users to shift between capabilities without learning additional tools, interfaces, and programming paradigms. Talend Data Fabric is seamlessly compatible and interoperable across cloud, on-premise and hybrid environments. Talend Data Fabric increases productivity by allowing developers to use the same integration tools to address a wide variety of integration challenges across big data, the cloud, IoT and traditional data sources.

          Talend Data Fabric includes the following products:

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  Data Integration.  Talend Data Integration allows customers to easily integrate, transform and blend data from a wide variety of data sources. Our code generation architecture uses a visual interface to create high performance Java or SQL code. The solution contains over one thousand connectors to databases, flat files, cloud-based applications and many other types of data. Talend Data Integration includes optional data quality features to profile, cleanse, anonymize and mask data. These optional data quality features provide data de-duplication, validation, standardization and enrichment that create high-quality, clean and reliable data for access, reporting and analytics. Talend Data Integration can be sold and deployed as a standalone product.

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  Big Data Integration.  Talend Big Data Integration provides the same features and functionality as our Talend Data Integration product, in addition to specialized support for big data platforms. Our solution generates native code for modern big data systems to run real-time, large-scale data processing. It integrates with Apache Hadoop, Apache Spark, NoSQL databases and other big data systems either on-premise or in the cloud. The solution delivers large-scale, high performance in-memory processing by generating native Spark and Spark Streaming code, thus leveraging the full capabilities of the Hadoop environment. Talend's support for Spark and Spark Streaming gives it up to five times faster performance than MapReduce, according to our internal performance calculations, support for machine learning algorithms, and real-time processing of data streams. This solution can load, transform, enrich and cleanse data inside Hadoop, leveraging its power and scale. End-to-end big data integration workflows can be integrated with EMR, Amazon Redshift, Microsoft Azure HDInsight, and Google BigQuery systems to support IoT and other business intelligence projects.

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  Application Integration.  Talend Application Integration enables organizations to integrate applications, services and APIs without coding, simplifies complex mapping challenges, and delivers and enforces enterprise security rules. Our solution provides a high-speed services backbone and enables building a service-oriented architecture to connect, mediate and manage services in real time. The solution is built on extensible open source Enterprise Service Bus, and data integration technology. Our powerful built-in data mapper is intuitive and allows the manipulation of complex, legacy and vertical industry data formats with a graphical tool. Talend Application Integration is sold as a bundle with either Talend Data Integration or Talend Big Data Integration.

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  Master Data Management.  Talend Master Data Management enables customers to build a consistent, 360-degree view of their customers, products, employees and partners. It does this by allowing customers to cleanse, transform and link data from multiple systems together and maintain a consistent record of their most important data. Talend Master Data Management includes a wide range of data quality features and a data stewardship console to manage exceptions in master data as they arrive. Once a 360-degree view is built, it can be shared with the relevant business users, inform new types of analytics, or provide clean, trusted data in real time as new transactions are generated. Unlike many other MDM products, Talend Master Data Management allows customers to start small and then expand their master data management projects over time. Talend Master Data Management is sold as a bundle that includes Talend Application Integration, and either Talend Data Integration or Talend Big Data Integration.

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  Cloud Integration.  Talend Integration Cloud is an Integration Platform-as-a-Service that enables customers to run and manage Talend Data Fabric products in the cloud or in hybrid scenarios that combine both cloud and on-premise systems. It works seamlessly with Talend Studio so that the same integration flows built to run in Talend Big Data Integration or Talend Data Integration can easily be run in the cloud, for example, on Amazon Web Services, Google Compute Engine or Microsoft Azure. Talend Integration Cloud allows customers to take advantage of the elasticity of modern cloud platforms by being able to spin up and spin down computing resources as needed.

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  Data Preparation.  Talend Data Preparation allows anyone in IT or a business role to access, blend, clean, and enrich data with an Excel-like, easy to use point and click user interface. This empowers business users to solve their data preparation challenges on their own without waiting for technical IT resources. The commercial version of Talend Data Preparation will be released in summer 2016 and will work seamlessly with Talend Big Data Integration and Talend Data Integration so that a business user can create a data preparation process and share it with an IT developer to embed it into a more complex data integration flow. This allows IT organizations to accelerate data warehousing projects by partnering with business users that are experts in the data being processed. Talend Data Preparation will be sold as an optional component within Talend Data Fabric products.

Open Source Products

          We offer five Talend Open Studio branded product offerings as well as Talend Data Preparation Free Desktop which are all free, open source versions of our products. These products are 100% open source and are freely downloadable from the Talend website or other online communities. Our open source products are downloaded approximately 300,000 times per year. Talend's open source products include tools for Big Data Integration, Data Integration, Data Quality, Enterprise Service Bus, Master Data Management and Data Preparation. Our open source products are designed to meet all of the requirements of a single user, and are unlimited with respect to duration of use, processing power, number of integration flows that can be designed using the product, and number and types of data sources that can be accessed using the product. However, once multiple users within the same organization start using our open source products, they tend to need the enhanced features that are only included in our subscription offerings. Each open source product can be deployed independently of the others to provide users with ultimate flexibility. In addition, registering for our open source community provides access to TalendForge, a community of 270,000 innovators, plus access to product documentation, tutorials, and webinars.

Our Growth Strategy

          Key drivers for our growth strategy include:

  •
  Maintain our technology leadership.  We intend to continue to invest in our Talend Data Fabric platform, and innovate and develop new features, functionality and product modules as our markets advance. We have a track record of successful product innovation, as demonstrated by our Talend Big Data Integration product which we launched in 2012 and our Talend Integration Cloud product which we launched in 2015. Revenues from Talend Big Data Integration and Talend Integration Cloud represented approximately 15% of our subscription revenue for the year ended December 31, 2015, and represented approximately 35% of sales of new subscriptions during such period. Revenues from Talend Big Data Integration and Talend Integration Cloud grew more than 100% from the year ended December 31, 2014. Continuing our rapid pace of innovation, in 2016 we launched Talend Data Preparation. We expect to continue to launch new products in the coming years.

  •
  Grow our customer base.  We plan to grow our base of customers by continuing to expand our sales organization, develop our channel relationships and convert open source users into paying customers. As of March 31, 2016, we have over 1,300 paying subscription customers.

  •
  Further expand within our existing customer base.  Our customers typically make an initial purchase for a specific and immediate need, and then subsequently expand their use cases. We have had success in upselling customers from a single project and smaller deployments to expanded deployments over time. We plan to further enhance our land-and-expand sales approach.

  •
  Expand our ecosystem of partners.  We will continue to invest in and grow our strong ecosystem of partners spanning big data vendors, cloud application providers, analytical software providers, commercial use/OEM partners, systems integrators, and VARs. Our VAR channel is becoming increasingly important, both in countries where we have a direct presence and in new countries which we plan to serve primarily through our VAR partners. Systems integrators and key technology partners will also be critical to increasing our awareness within many segments of the market.

  •
  Continue to grow internationally.  Although the United States is one of Talend's fastest-growing markets, we expect to experience balanced growth across the United States and the rest of the world as we expand our global presence. Today, we have a presence in Germany, France, Canada, the United Kingdom, Australia, Singapore, the Netherlands, Switzerland, China and Japan. We will continue to invest in further expanding our footprint in international markets.

  •
  Cultivate our open source community.  We will continue to release open source versions of our product to increase our exposure among developers and enhance our community to develop additional components and connectors for our integration platform, some of which we will commercialize.

Customers

          As of March 31, 2016, we have over 1,300 paying subscription customers across more than 50 countries and a variety of industries. We define a customer as a paid licensor of our technology, either directly from Talend or through an authorized reseller. We exclude users of our technology through OEM partnerships. We also exclude users who have downloaded the Open Source versions of our products but have not entered into a commercial relationship with us and from whom we do not derive any recurring revenue.

          Our customers are among the largest names in financial services, retail, transportation and hospitality, industrial equipment, and services. Certain of our enterprise customers with an annual subscription contract value exceeding $100,000 in sales as of March 31, 2016 include:

• Accolade • Accenture • Air France-KLM • Allianz • Capgemini	• Citi • General Electric • Hilton • Lenovo • Michelin	• Orange • Siemens • Sony • Travis Perkins

Customer Case Studies

Accolade

          Accolade is an on-demand healthcare concierge for employers, health plans, health systems and employees.

          Situation:    Whenever Accolade signs up a new customer, such as a national employer or health plan, they integrate large amounts of information to understand and analyze the customer's employees, members, their families and the benefits associated with their health coverage. Accolade's health assistant leverages this data to provide clients with valuable advice on how best to use their benefits and seek appropriate care. Gathering and analyzing this data is a core part of the Accolade solution and, as a result, they actively seek new technologies to help them do this more efficiently and effectively.

          Solution:    Accolade deployed Talend's Master Data Management and Talend Big Data solutions after an extensive search in 2014. Accolade uses these Talend solutions to streamline and standardize the onboarding of new customer data, to link datasets together to create a more complete picture of their client's data, and to feed analytics applications. Accolade uses Talend solutions to work with data in cloud-based Hadoop systems and Amazon Redshift to support big data analytics projects in a cost-effective manner. Using our Talend solutions, Accolade has been able to streamline the on-boarding process and reducing implementation costs by approximately 50%.

Air France-KLM

          Air France-KLM is one of the world's largest airlines, operating passenger and cargo services to 316 destinations in 115 countries (2015).

          Situation:    Air France-KLM has been a long time Teradata customer and found that Hadoop was an excellent tool to complement and extend their existing customer relationship management data warehouse. After a successful Hadoop proof of concept, Air France-KLM wanted a big data integration tool to allow them to scale their use of Hadoop to include many more sources and types of data.

          Solution:    Air France-KLM chose Talend Big Data Integration to help them access and combine frequent flyer, call center and customer service data from both their Air France and KLM divisions. Air France-KLM benchmarked Talend Big Data Integration against their incumbent data integration provider and they chose Talend because of our performance, data quality and data governance capabilities. Using Talend Big Data Integration, Air France-KLM has improved how it targets its marketing programs and has improved the accuracy in predicting flight delays. Air France-KLM has also extended its use of Talend to include the Talend Application Integration and Talend Data Integration products across multiple divisions.

Hilton Worldwide

          Hilton Worldwide, or Hilton, is one of the largest and fastest growing hospitality companies in the world. Hilton has more than 4,400 hotels, resorts and timeshare properties comprising more than 731,000 rooms in 97 countries and territories.

          Situation:    Hilton considers its customer and property data strategic assets for delivering a great customer experience. As a part of Hilton's IT strategy, Hilton looks for modern, open source technologies to create competitive advantages with their data. Hilton uses many customer and property management applications across their divisions. Hilton wanted to improve the analytics of their property data so that they could improve their management and marketing of these properties. As a part of this project, Hilton began looking for a tool to build a unified view of their property data across all of their systems.

          Solution:    Hilton purchased Talend Master Data Management in 2015. Hilton selected Talend because of our open source, flexible architecture. Hilton liked that they could use a single tool to standardize multiple types of data while competitors sold multiple tools for different types of data. With Talend's lightweight architecture, Hilton realized they could start small and grow their use over time, reusing their work from project to project. Hilton believed that this would allow them to deliver results quickly, with a lower total cost of ownership. Based on their initial success with Talend, the Hilton Grand Vacations business unit selected Talend Master Data Management, expanding their deployment of Talend just eight months after the initial purchase.

Lenovo

          Lenovo is a leading manufacturer of PCs and smartphones, operating in over 160 countries.

          Situation:    Lenovo's Big Data Analytics team is aggressively acquiring new sources of data providing incremental insights for their customers' end-to-end journey to improve the customer experience and optimize marketing campaigns.

          Solution:    Lenovo purchased Talend Big Data Integration to help move its analytics platform to Amazon Redshift and Cloudera Hadoop. With Talend Big Data Integration and Amazon Redshift, Lenovo was able to do more with less, cutting its implementation time in half, from ten months to five months, while reducing the development team from five developers to three developers. Additionally, Lenovo utilizes Talend's pre-built connectors to streamline data collection and processing from over 40 data sources including salesforce.com, Facebook, Twitter and Google.

Marketing

          Our marketing organization is responsible for increasing the awareness of Talend's solution, fostering the Talend community, generating demand, gathering market feedback, and enabling our field sales team to effectively sell our solution. The open source and free trial editions of our products are key drivers of awareness and initial usage. Our open source products, which have more than two million downloads, have seeded the market and lead to platform adoption by many of our current paying customers. When deciding whether to purchase our products, our customers primarily learn from our open source products, Talend community, white papers, webinars, and third-party research before engaging with our sales team. It is a key mission of the marketing organization to support and accelerate this learning process. The marketing organization includes the following functions: web marketing, community marketing, marketing communications, field marketing, product management, and product marketing.

 Sales

          We sell our software and services through both a direct sales force and indirect channel partners. As of March 31, 2016, we have a direct sales presence in 10 countries across North America, Europe and Asia. For indirect channels, we utilize resellers, referral partners, and implementation partners to increase our overall sales opportunities.

          Our sales efforts are built on a land-and-expand sales model. To facilitate market adoption, we offer a free open source version of our product with community registration. These registrations become leads for our marketing and sales organization to develop and close. After an initial deployment, organizations often purchase more subscriptions or expand usage to additional modules from Talend Data Fabric.

          We sell our products to organizations of all sizes, and the majority of our sales are through our direct sales force. Our direct sales force includes an inside sales team which is closely aligned with an outside sales team. These groupings, or pods, share a common quota and are motivated to work together to identify, qualify and close opportunities in an efficient and scalable way. In many countries we also sell through a VAR channel and we get referrals from a variety of partners including system integrators. We have a global team of indirect channel managers responsible for these relationships.

          Post-sale, our customers are managed by a dedicated customer success organization. Our customer success team is responsible for driving successful deployments, maintaining customer relationships, renewing existing contracts and identifying expansion opportunities within existing customers.

          Our business is subject to seasonal trends. See "Risk Factors—The seasonality of our business can create variance in our quarterly bookings, subscription revenue and cash flows from operations" for additional information.

Channels and Alliances

          Talend maintains strategic relationships with a variety of partners that we view as a playing a critical role in our growth and success. These partners jointly develop, market, sell, recommend, and/or implement our solution. Our partners include:

  •
  Technology Alliances.  We work with big data, cloud application and analytical software vendors to provide integration solutions to their customers. We work with Box, Cloudera, Hortonworks, IBM, Netezza, MapR, Amazon Web Services, Google, salesforce.com, Teradata, and Hewlett-Packard Enterprises, among others.

  •
  Value Added Resellers.  Our network of resellers extends our sales and marketing efforts across Europe, the Middle East, and Asia-Pacific. Many of our VARs also bring deep vertical market knowledge and implementation expertise.

  •
  Systems Integrators.  We have partnered with over 100 systems integrators worldwide, including Accenture, Capgemini, Deloitte Consulting, Sopra, Tata Consultancy Services, and Virtusa, among others.

  •
  Commercial Use/OEM.  Over 40 technology and services companies embed or distribute Talend software as part of their go to market offering. We provide these companies with a limited-use license of certain Talend products, and they pay us royalties or annual subscription fees.

 Research and Development

          Our research and development team is globally distributed in France, Germany, and China and has experienced low turnover. We take pride in our ability to attract and retain the best talent to our team and to create a challenging yet fulfilling environment where engineers can thrive, solving complex problems and finding innovative ways to address current and future data integration, data processing, and data governance challenges.

          We follow agile development methodologies, work with the latest technologies, and have created a modern, state of the art, flexible and automated software development process that has allowed us to deliver high-quality products and adapt to market changes and new requirements quickly.

          Talend has deep roots in the open source community. We believe our open source approach helps us maintain greater transparency, create better software, and have happier customers. We have an open source core product that anyone can download, improve, enrich, or extend, and we are very engaged with the open source community to get feedback to improve our products. We have open source committers to key projects from the Apache Software Foundation such as ActiveMQ, Camel, CXF, Karaf, Syncope, Falcon, and most recently Beam that are used in our own technology stack but also in many other enterprise software products.

          We strongly believe in providing an excellent customer experience and have invested greatly in our user interface to improve ease of use for our customers. This will remain an area of focus for us as we target new customers and use cases, as displayed in the releases of our Talend Integration Cloud and Talend Data Preparation solutions.

          In the years ended December 31, 2013, 2014, and 2015 and the quarter ended March 31, 2016, our research and development expenses were $9.1 million, $13.2 million, $15.1 million, and $4.3 million, respectively.

Employees and Culture

          As a software provider, our most important assets are our employees who are crucial to our success. Our philosophy is to hire the best talent we can find and provide them with the training and tools that enable them to do great things.

          As a growing global organization, we work to maintain our core culture by emphasizing and rewarding our key values:

  •
  Thrill our customers.  Our customers are at the heart of what we do. We strive to not just satisfy customers, but to delight them with outstanding products and world-class customer care. We are excited about creating enthusiastic customer advocates by going above and beyond what is required to deliver successful, exceptional customer experiences.

  •
  Do the right thing.  With customers, competitors, partners, the public, and each other, we aspire to create a culture of people who think before acting, act with a set of moral and ethical principles, and put others and the company before themselves.

  •
  Get it done. Well.  Strong, consistent execution is how we win. We set clear goals, align everyone in the company with the same goals, and hit those goals every day, week, month, and quarter. At the same time, great execution is necessary but not sufficient. We pour our hearts into what we do and believe in unbridled excellence. Be truly extraordinary.

  •
  Innovate.  At Talend, we strive to make everything we do better. We do not merely accept the status quo. We think of creative ways to improve it and become leaner, quicker, faster, better.

  •
  Win as a team. And have fun!  Winning is a team sport. To take on the biggest challenges and change the industry, it takes collective effort, determination, and community. We work hard together, and we have fun together.

          As of December 31, 2013, 2014, 2015 and March 31, 2016, we had 375, 438, 524 and 566 employees, respectively. As of March 31, 2016, 35% of our employees were located in the United States, 22% were located in France, 16% were located in China, and 12% were located in Germany.

Competition

          The market for our products is highly competitive, quickly evolving, and subject to rapid changes in technology, which may expand the alternatives available to our customers for their data integration requirements. Our current primary competitors generally fall into four categories:

  •
  Diversified technology companies that offer data integration solutions, including: IBM, Microsoft, Oracle, and SAP;

  •
  Pure-play data integration vendors, including: Ab Initio, Informatica, and Tibco;

  •
  Early-stage, niche data integration technologies; and

  •
  Hand-coded, custom data integration solutions built internally by organizations that we target as potential customers.

          We believe that we are well-positioned in the marketplace relative to our competitors. We are differentiated from traditional vendors by our advanced technology and rapid innovation, both of which are driven by our open source platform, and emerging niche vendors cannot match the scale of our product breadth or go-to-market capabilities.

          Many of our existing competitors have, and some of our potential competitors could have, substantial competitive advantages such as:

  •
  Greater name recognition and longer operating histories;

  •
  Larger sales and marketing budgets and resources;

  •
  Broader distribution and established relationships with distribution partners and customers;

  •
  Greater customer support resources;

  •
  Greater resources to make acquisitions;

  •
  Lower labor and development costs;

  •
  Larger and more mature intellectual property portfolios; and

  •
  Substantially greater financial, technical, and other resources.

          We expect competition to increase as other established and emerging companies enter the data integration software market, as customer requirements evolve, and as new products and technologies are introduced. We believe that the principal factors that drive our competitive edge in our market include:

  •
  Product features, architecture reliability, performance, and effectiveness;

  •
  Name and reputation of the vendor or competitive offering;

  •
  Vision for the market and product roadmap, as well as pace of innovation;

  •
  Interoperability with numerous big data solutions vendors;

  •
  Integration with leading cloud and on-premise systems;

  •
  Automation capabilities;

  •
  Ability to adapt development, sales and marketing to the open source software model;

  •
  Strength of sales and marketing efforts;

  •
  Strategic partnerships with major enterprise software and infrastructure providers;

  •
  Quality of support;

  •
  Demonstrated return on investment through time-to-value and total cost of ownership; and

  •
  Ease-of-use and efficiency during deployment.

Facilities

          We lease approximately 25,000 square feet of office space in Redwood City, California. This office lease expires in 2020. We also lease approximately 16,000 square feet of office space in Suresnes, France. This office lease expires in 2023. We also lease office space around the world for our employees, including elsewhere in France and in China, Germany, the United Kingdom, and Japan.

          We anticipate leasing additional office space in the future as we continue to grow and enter new geographies. We do not foresee problems in finding readily available additional space on commercially reasonable terms, but expect to incur additional office lease expenses in connection with our growth.

Intellectual Property

          Our intellectual property rights are a key component of our success. We rely on a combination of trademarks, copyrights, contractual restrictions, and other intellectual property laws and confidentiality procedures to establish and protect our proprietary rights. We generally require our employees and consultants to execute invention assignment agreements with us that protect our intellectual property rights.

          Intellectual property laws, together with our efforts to protect our proprietary rights, provide only limited protection, and any of our intellectual property rights may be challenged, invalidated, circumvented, infringed or misappropriated. The laws of certain countries do not protect proprietary rights to the same extent as the laws of France and the United States and, therefore, in certain jurisdictions, we may be unable to protect our proprietary technology. Further, agreements with our employees and consultants may be breached, and we may not have adequate remedies to redress any breach. Further, to the extent that our employees or consultants use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions.

          As of March 31, 2016, we did not have any pending patent applications or issued patents. We own and use registered and unregistered trademarks on or in connection with our products and services in numerous jurisdictions. In addition, we have also registered numerous internet domain names.

Corporate Structure

          We launched our first product in France in 2006 and subsequently expanded our business across Europe and into North America and Asia. As a result of our significant international operations, our revenue from outside of France accounted for 80.4% of our revenue for the year ended December 31, 2015 and 75.0% for the quarter ended March 31, 2016.

          The following diagram illustrates our corporate structure:

Legal Proceedings

          From time to time we may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. We are not presently a party to any legal proceedings that in the opinion of our management, if determined adversely to us, would have a material adverse effect on our business, financial condition, results of operations or cash flows. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources, and other factors.

MANAGEMENT

Executive Officers and Directors

          The table below sets forth the certain information relating to our executive officers and directors as of July 11, 2016.

Name	Age	Position(s)
Executive Officers
Michael Tuchen	51	Chief Executive Officer and Director
Thomas Tuchscherer	43	Chief Financial Officer and Vice President of Corporate Development
Ashley Stirrup	47	Chief Marketing Officer
Brad Stratton	48	Senior Vice President of Worldwide Sales
Barbara Cadigan	45	Senior Vice President of People
Nello Franco	50	Senior Vice President of Customer Success
Laurent Bride	41	Chief Technology Officer
Non-Employee Directors
Bernard Liautaud(1)(2)	54	Chairman
Matthieu Baret(3)(4)	47	Director
John D. Brennan(1)	51	Director
Bertrand Diard	41	Director
Patrick S. Jones(2)(3)	71	Director
Thierry Sommelet(1)(3)(5)	46	Director

(1)
Member of our compensation committee.

(2)
Member of our nominating and corporate governance committee.

(3)
Member of our audit committee.

(4)
Currently serving as representative of Idinvest Partners, the legal entity that holds this board seat. Upon the completion of this offering, Mr. Baret will continue to serve as a director and member of our audit committee in his individual capacity.

(5)
Member of our audit committee and compensation committee.

Executive Officers

          Michael Tuchen has served as a member of our board of directors since December 2013 and as our Chief Executive Officer since January 2014. Mr. Tuchen further served as Chairman of our board of directors from January 2014 to October 2015. Prior to joining us, Mr. Tuchen served as Chief Executive Officer at Rapid7 LLC, a security data and analytics provider, from May 2008 to October 2012. From September 2003 to October 2006, Mr. Tuchen served as General Manager of SQL Server Marketing at Microsoft Corporation, a software company. Mr. Tuchen holds a B.S. in Electrical Engineering from Brown University, an M.S. in Electrical Engineering from Stanford University and an M.B.A. from Harvard Business School. We believe that the perspective and experience that Mr. Tuchen brings as our Chief Executive Officer and his industry experience uniquely qualify him to serve on our board of directors.

          Thomas Tuchscherer has served as our Chief Financial Officer since June 2012 and as our Vice President of Corporate Development since January 2010. Prior to joining us, Mr. Tuchscherer served as Vice President, Product and Business Strategy and Vice President, Operations & Strategy, Intelligence Platform Group, at SAP AG, an enterprise software company, from March 2008 to January 2010. From January 2005 to February 2008, Mr. Tuchscherer also held executive positions at Business Objects and Cartesis, both enterprise software vendors. Mr. Tuchscherer holds a DEC in Commerce from John Abbott College (Canada), a B.A. in Economics from McGill University (Canada) and an M.B.A. from ESSEC Business School (France).

          Ashley Stirrup has served as our Chief Marketing Officer since May 2014. Prior to joining us, Mr. Stirrup served as Senior Vice President, Product and Solutions Marketing at ServiceSource International, Inc., a revenue management company, from December 2011 to April 2014. Mr. Stirrup served as Vice President of Product Marketing at Taleo Corporation, a software company acquired by Oracle Corporation, from August 2009 to January 2012. Mr. Stirrup holds a B.A. in Economics from the University of California, Berkeley and an M.B.A. from Stanford University Graduate School of Business.

          Brad Stratton has served as our Senior Vice President of Worldwide Sales since November 2014. Prior to joining us, Mr. Stratton served as Vice President of Enterprise Strategic Accounts, Back Office and Global Accounts Solutions at Witness Systems, Inc., a workforce optimization company, which was acquired by Verint Systems Inc., an intelligence solutions provider from February 2007 to June 2014. Mr. Stratton holds a B.A. in Economics from Colorado College and an M.B.A. from the University of Minnesota, Carlson School of Management.

          Barbara Cadigan has served as our Senior Vice President of People since January 2016. Prior to joining us, Ms. Cadigan served as Vice President, Human Resources—EA Studios, from October 2013 to June 2015, Vice President, Human Resources—EA Sports from April 2011 to October 2013, and Senior Director, Human Resources—EA Games from December 2009 to April 2011 at Electronic Arts Inc., a digital interactive entertainment company. From June 1997 to February 2003, Ms. Cadigan served as a Human Resources Manager for Advanced Micro Devices Inc., a semiconductor company. Ms. Cadigan holds a B.A. in Psychology and Economics from the University of California, Santa Cruz.

          Nello Franco has served as our Senior Vice President of Customer Success since June 2014, and previously served as our Vice President of Client Success Management since December 2013. Prior to joining us, he consulted to a number of companies in the area of Customer Success from April 2013, to December 2013, including an engagement with us from September 2013 to December 2013. Previously, he served as Senior Vice President, Customer Success at Lyris Technologies Inc., a digital marketing solution provider, from February 2011 to March 2013. Previously, he served as Acting Vice President, Customer Operations at SCOPIX Solutions, Inc., a video analytics provider, from October 2009 to January 2011. Mr. Franco holds a Bachelor of Arts in Political Science from the University of California, Los Angeles.

          Laurent Bride has served as our Chief Technology Officer since September 2014. Prior to joining us, Mr. Bride served as Chief Technology Officer at Axway, a software solutions and services company, from February 2014 to August 2014 and Executive Vice President, Engineering from January 2013 to February 2014. Previously, Mr. Bride served as Senior Vice President Advanced Development at SAP from August 2011 to January 2013 and Senior Vice President, TG Architecture and Prototyping from April 2010 to August 2011. From April 2001 to April 2010, Mr. Bride also held vice president positions at Business Objects, an enterprise software vendor. Mr. Bride holds a Master in Computer Science and Mathematics from EISTI (France).

Non-Employee Directors

          Bernard Liautaud has served as a member of our board of directors since December 2008 and as the Chairman of our board of directors since October 2015. Since July 2008, Mr. Liautaud has served as a General Partner of Balderton Capital, a venture capital firm. Mr. Liautaud co-founded BusinessObjects in 1990 and served as Chief Executive Officer until September 2005, when he became Chairman and Chief Strategy Officer until January 2008 when Business Objects was acquired by SAP AG. Mr. Liautaud serves as a member of SAP AG's Supervisory Board. Mr. Liautaud holds a M.Sc. in Engineering from École Centrale Paris and an M.S. in Engineering

Management from Stanford University. We believe that Mr. Liautaud is qualified to serve as a member of our board of directors because of his operational expertise gained as a senior executive at leading technology companies as well as his knowledge of the technology industry generally.

          Matthieu Baret has served on our board of directors since September 2008. Mr. Baret has served as a Partner at Idinvest Partners, a venture capital firm, since December 2005. Mr. Baret holds an M.S. in Electrical Engineering degree from Centrale Supélec (France), an M.S. in Electrical Engineering from the Georgia Institute of Technology and an M.B.A. from INSEAD (France). We believe that Mr. Baret is qualified to serve as a member of our board of directors because of his extensive experience in the venture capital industry and his knowledge of technology companies.

          John D. Brennan has served as a member of our board of directors since November 2010. Since May 2015, Mr. Brennan has served as a Managing Director of Sumeru Equity Partners and, since Feburary 2008, as a Managing Director of SilverLake Sumeru. Mr. Brennan holds a B.A. in History from Yale University and an M.B.A. from the University of California, Berkeley, Haas School of Business. We believe that Mr. Brennan is qualified to serve as a member of our board of directors because of his extensive experience in the private equity industry and his knowledge of technology companies.

          Bertrand Diard is one of our co-founders and served as our Chairman and Chief Executive Officer from August 2005 to December 2013 and has served as a member of our board of directors since April 2006. Since July 2014, Mr. Diard has served as Chairman and Chief Executive Officer of Influans, a software company he co-founded. He has been a Director of BonitaSoft since 2009 and the Executive Chairman of Restlet since June 2014. Mr. Diard holds a degree from Notre Dame du Grandchamps. We believe Mr. Diard is qualified to serve as a member of our board of directors because of his deep understanding of our business, operations and strategy.

          Patrick S. Jones has served as a member of our board of directors since November 2015. Mr. Jones has been a private investor since March 2001. Mr. Jones has served on the board of directors of Inside Secure S.A., from 2003 to present, a company that makes digital security solutions, and Fluidigm Corporation, which makes devices for genomics research. From June 2005 to May 2015, Mr. Jones served as Chairman of the board of directors of Lattice Semiconductor Corporation, a fabless semiconductor company. From June 2008 to December 2012, Mr. Jones served as Chairman of Dialogic Inc., a communications technology company. From 2008 to 2012, Mr. Jones served as Chairman of Epocrates, Inc., a provider of clinical solutions to healthcare professionals and interactive services to the healthcare industry, which was acquired by athenahealth, Inc. in March 2013. From 2007 to 2012, Mr. Jones also served on the board of directors of Openwave Systems Inc., a telecom infrastructure software provider that changed its name to Unwired Planet in 2012. From July 2007 to October 2011, Mr. Jones served on the board of directors of Novell, Inc., an enterprise infrastructure software provider that was sold to Attachmate Corporation in 2011. From June 1998 to March 2001, Mr. Jones served as the Senior Vice President and Chief Financial Officer of Gemplus International S.A. (now Gemalto), a provider of solutions empowered by smart cards. Prior to Gemalto, from March 1992 to June 1998, he served as Vice President, Finance, and Corporate Controller at Intel Corporation, a producer of microchips, computing and communications products. Prior to that, Mr. Jones served as Chief Financial Officer of LSI Corporation, a semiconductor company. Mr. Jones holds a B.A. in Latin American Studies from the University of Illinois and an M.B.A. from St. Louis University. We believe that Mr. Jones is qualified to serve as a member of our board of directors because of his significant financial and accounting expertise and international business experience.

          Thierry Sommelet has served on our board of directors since April 2015. Since May 2015, Mr. Sommelet has served as a Managing Director of the Mid and Large Cap division of Bpifrance Investissement, the private equity arm of the French public investment bank (formerly known as Fonds

Stratégique d'Investissement, or FSI), and as Senior Investment Director of Bpifrance Participations SA from July 2013 to April 2015. Mr. Sommelet previously served as Senior Investment Director of FSI from February 2009 to June 2013. Mr. Sommelet holds a degree in engineering from École Nationale des Ponts et Chaussées (France) and an M.B.A. from INSEAD (France). We believe that Mr. Sommelet is qualified to serve as a member of our board of directors because of his extensive experience in the private equity industry and his knowledge of technology companies.

          There are no family relationships among any of our directors and executive officers. The business address of each of our directors and executive officers is 800 Bridge Parkway, Suite 200, Redwood City, CA 94065.

Board of Directors

          Our board of directors currently consists of seven members, including six non-executive directors and one executive director, our Chief Executive Officer.

          Pursuant to the Shareholder Agreement described under "Related Party Transactions—Shareholder Agreement", entities affiliated with Balderton Capital, Bpifrance Investissement, Idinvest Partners and Toro Acquisition will be entitled to nominate members of our board of directors as follows:

  •
  So long as affiliates of Balderton Capital (A) continue to own, in the aggregate, at least 7.5% of our outstanding ordinary shares or equity securities representing our ordinary shares (including the ADRs), which we refer to herein, collectively, as Company Securities, and (B) have not sold more than 50% of the Registrable Securities (as described under "Related Party Transactions—Shareholder Agreement") they hold as of the date this offering is completed, affiliates of Balderton Capital will be entitled to nominate one (1) director;

  •
  So long as affiliates of Bpifrance Investissement (A) continue to own, in the aggregate, at least 5.0% of the Company Securities and (B) have not sold more than 50% of the Registrable Securities they hold as of the date this offering is completed, affiliates of Bpifrance Investissement will be entitled to nominate one (1) director;

  •
  So long as affiliates of Idinvest Partners (A) continue to own, in the aggregate, at least 7.5% of the Company Securities and (B) have not sold more than 50% of the Registrable Securities they hold as of the date this offering is completed, affiliates of Idinvest Partners will be entitled to nominate one (1) director; and

  •
  So long as affiliates of Toro Acquisition (A) continue to own, in the aggregate, at least 7.5% of the Company Securities and (B) have not sold more than 50% of the Registrable Securities they hold as of the date this offering is completed, affiliates of Toro Acquisition will be entitled to nominate one (1) director.

          The initial directors nominated by affiliates of Balderton Capital, Bpifrance Investissement, Idinvest Partners and Toro Acquisition under the Shareholder Agreement will be Bernard Liautaud, Thierry Sommelet, Matthieu Baret, and John D. Brennan, respectively. Affiliates of Balderton Capital, Bpifrance Investissement, Galileo Partners, Idinvest Partners and Toro Acquisition will agree to vote their Company Securities in favor of the directors nominated as set forth above.

          Under French law and our By-laws, which will become effective upon completion of this offering, our board of directors must be composed of between three and eighteen members. Within this limit, the number of directors is determined by our shareholders. Directors are elected, re-elected and may be removed at a shareholders' general meeting with a simple majority vote of our shareholders. Pursuant to our By-laws and the Shareholder Agreement, our directors are elected for three-year terms. In accordance with French law, our By-laws also provide that our directors may be removed with or without cause by the affirmative vote of the holders of at least a majority of the votes of the shareholders present, represented by a proxy or voting by mail at the relevant ordinary shareholders' meeting, and that any vacancy on our board of directors resulting from the death or resignation of a director, provided there are at least three directors remaining, may be filled by vote of a majority of our directors then in office provided that there has been no shareholders meeting since such death or resignation. Directors chosen or appointed to fill a vacancy are elected by the board of directors for the remaining duration of the current term of the replaced director. The appointment must then be ratified at the next shareholders' general meeting. In the event the board of directors would be composed of less than three directors as a result of a vacancy, the remaining directors will immediately convene a shareholders' general meeting to elect one or several new directors so there are at least three directors serving on the board of directors, in accordance with French law.

          The following table sets forth the names of our directors, their positions with the company, the years of their initial appointment as directors and the expiration dates of their current term.

Name	Current Position	Year of Initial Appointment	Term Expiration Year
Matthieu Baret(1)	Director	2008	2019
John D. Brennan	Director	2010	2016
Bertrand Diard	Director	2006	2018
Patrick S. Jones	Director	2015	2018
Bernard Liautaud	Chairman	2008	2018
Michael Tuchen	Chief Executive Officer and Director	2013	2016
Thierry Sommelet(2)	Director	2015	2016

(1)
Currently serving as representative of Idinvest Partners, the legal entity that holds this board seat. Upon the completion of this offering, Mr. Baret will continue to serve as a director and member of our audit committee in his individual capacity.

(2)
Served on the board of directors as representative of Bpifrance Investissement until June 1, 2016.

          In addition, French law requires that companies having at least 50 employees for a period of 12 months over the last three years set up a Comité d'Entreprise, or Works' Council, composed of representatives elected from among the employees. Our Works' Council is elected every four years, and our current Works' Council was formed in September 2014. Four of these representatives, currently Sabrina Garcia, Clarisse Messey, Stuart Mudie and Julie Olivieri, are entitled to attend all meetings of the board of directors and shareholders, in an observer capacity.

Director Independence

          Our board of directors has undertaken a review of the independence of the directors and considered whether any director has a material relationship with us that could compromise such director's ability to exercise independent judgment in carrying out the responsibilities of a director. As a result of this review, our board of directors determined that Messrs. Baret, Brennan, Jones, Liautaud and Sommelet representing five of our seven directors, are "independent directors" as that term is defined under the applicable rules and regulations of the SEC and the listing requirements and rules of NASDAQ. In making such determination, our board of directors considered the relationships that each non-employee director has with us and all other facts and circumstances our board of directors deemed relevant in determining the director's independence, including the number of ordinary shares beneficially owned by the director and his or her affiliated entities (if any).

Role of the Board in Risk Oversight

          Our board of directors is primarily responsible for the oversight of our risk management activities and has delegated to the audit committee the responsibility to assist our board in this task. The audit committee also monitors our system of disclosure controls and procedures and internal control over financial reporting and reviews contingent financial liabilities. The audit committee, among other things, reviews and discusses with management reports regarding our enterprise risk management activities, including management's assessment of our major risk exposures and the steps taken to monitor and manage those exposures.

          While our board oversees our risk management, our management is responsible for day-to-day risk management processes. Our board of directors expects our management to consider risk and risk management in each business decision, to proactively develop and monitor risk management strategies and processes for day-to-day activities and to effectively implement risk management strategies adopted by the board of directors. We believe this division of responsibilities is the most effective approach for addressing the risks we face.

Corporate Governance Practices

          As a French société anonyme, we are subject to various corporate governance requirements under French law. In addition, as a foreign private issuer listed on the NASDAQ Global Market, we will be subject to the corporate governance listing standards. However, the NASDAQ listing standards provide that foreign private issuers are permitted to follow home country corporate governance practices in lieu of the rules, with certain exceptions. Currently, we intend to comply with the corporate governance listing standards to the extent possible under French law.

          The following are the significant ways in which our corporate governance practices, as applicable for non-public companies in France, differ from those required for U.S. companies listed on:

          As a foreign private issuer, we are required to comply with Rule 10A-3 of the Exchange Act, relating to audit committee composition and responsibilities. Rule 10A-3 provides that the audit committee must have direct responsibility for the nomination, compensation and choice of our auditors, as well as control over the performance of their duties, management of complaints made, and selection of consultants. However, if the laws of a foreign private issuer's home country require that any such matter be approved by the board of directors or the shareholders, the audit committee's responsibilities or powers with respect to such matter may instead be advisory. Under French law, the audit committee may only have an advisory role and appointment of our statutory auditors, in particular, must be decided by the shareholders at our annual meeting.

          Consistent with French Law, our By-laws provide that a quorum requires the presence of shareholders having at least (1) 20% of the shares entitled to vote in the case of an ordinary shareholders' general meeting or at an extraordinary shareholders' general meeting where shareholders are voting on a capital increase by capitalization of reserves, profits or share premium, or (2) 25% of the shares entitled to vote in the case of any other extraordinary shareholders' general meeting. If a quorum is not present, the meeting is adjourned. There is no quorum requirement when an ordinary general meeting is reconvened, but the reconvened meeting may consider only questions which were on the agenda of the adjourned meeting. When an extraordinary general meeting is reconvened, the quorum required is 20% of the shares entitled to vote, except where the reconvened meeting is considering capital increases through capitalization of reserves, profits or share premium. For these matters, no quorum is required at the reconvened meeting. If a quorum is not present at a reconvened meeting requiring a quorum, then the meeting may be adjourned for a maximum of two months. See "Description of Share Capital—Key Provisions of Our By-laws and French Law Affecting our Ordinary Shares—Directors—Quorum and Voting".

Board Committees

          The board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee, each of which operates pursuant to a separate charter adopted by our board of directors. We expect that, upon the completion of this offering, the composition and functioning of all of our committees will comply with all applicable requirements of the French commercial code, the Exchange Act, the NASDAQ listing standards, and SEC rules and regulations.

          In accordance with French law, each committee of our board of directors has only an advisory role and can only make recommendations to our board of directors. As a result, decisions will be made by our board of directors taking into account non-binding recommendations of the relevant board committee.

          Audit Committee.    Our audit committee reviews our internal accounting procedures, consults with and reviews the services provided by our independent registered public accountants and assists our board of directors in its oversight of our corporate accounting and financial reporting. Messrs. Jones, Sommelet and Baret currently serve on our audit committee. Mr. Jones is the chairman of our audit committee. Our board has determined that each member of our audit committee is independent within the meaning of the applicable listing rules and the independence requirements contemplated by Rule 10A-3 under the Exchange Act. Our board of directors has further determined that Mr. Jones is an "audit committee financial expert" as defined by SEC rules and regulations and that Messrs. Sommelet and Baret qualify as financially sophisticated under rules. The principal duties and responsibilities of our audit committee include:

  •
  Making recommendations on the appointment and retention of our independent registered public accounting firm to serve as independent auditor to audit our consolidated financial statements, overseeing the independent auditor's work and advising on the determination of the independent auditor's compensation;

  •
  Reviewing in advance all audit services and non-audit services to be provided to us by our independent auditors;

  •
  Recommending procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls, auditing or compliance matters, as well as for the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

  •
  Reviewing and discussing with management and our independent auditors the results of the annual audit;

  •
  Conferring with management and our independent auditors about the scope, adequacy and effectiveness of our internal accounting controls, the objectivity of our financial reporting and our accounting policies and practices; and

  •
  Overseeing regulatory compliance and related matters.

          Our audit committee will operate under a written charter that satisfies the applicable rules and regulations of the SEC and the NASDAQ listing standards.

          Compensation Committee.    Our compensation committee assists our board of directors in reviewing and making recommendations to our board of directors with respect to the compensation of our executive officers and directors. Messrs. Liautaud, Brennan and Sommelet currently serve on the compensation committee. Mr. Liautaud is the chairman of our compensation committee. Our board of directors has determined that each member of our compensation committee is independent within the meaning of the rules. The principal duties and responsibilities of our compensation committee include:

  •
  Making recommendations to the board of directors regarding performance goals and objectives relevant to the compensation of our chief executive officer, assisting the board of directors in evaluating the performance of our chief executive officer in light of those goals and objectives, and recommending to the full board of directors for approval the chief executive officer's compensation, including incentive-based and equity-based compensation, based on that evaluation;

  •
  Making recommendations regarding the compensation of our senior management, as appropriate, including our executive officers;

  •
  Making recommendations regarding compensation-related policies;

  •
  Reviewing and discussing with management the compensation discussion and analysis and other compensation information that we may be required to include in SEC filings; and

  •
  Preparing any reports of the compensation committee on executive compensation as may be required by the SEC to be included in reports we file with the SEC.

          Our compensation committee will operate under a written charter that satisfies the applicable rules and regulations of the SEC and the NASDAQ listing standards.

          Nominating and Corporate Governance Committee.    Our nominating and corporate governance committee mainly assists our board of directors in overseeing all aspects of the company's corporate governance functions and making recommendations to the board regarding corporate governance issues. Messrs. Jones and Liautaud, currently serve on the nominating and corporate governance committee. Mr. Jones is the chairman of our nominating and corporate governance committee. The principal duties and responsibilities of our nominating and corporate governance committee include:

  •
  Assessing the need for new directors and identifying individuals qualified to become directors;

  •
  Recommending to the board of directors the persons to be nominated for election as directors and to each of the board's committees;

  •
  Assessing individual director performance, participation and qualifications;

  •
  Developing and recommending to the board of directors corporate governance principles;

  •
  Making recommendations regarding director compensation; and

  •
  Overseeing an annual evaluation of the board of directors' performance.

          Our nominating and corporate governance committee will operate under a written charter that satisfies the applicable rules and regulations of the SEC and the NASDAQ listing standards.

Code of Business Conduct and Ethics

          Upon the completion of this offering, we will have a Code of Business Conduct and Ethics, or the Code of Conduct, that will apply to all of our employees, executive officers and directors. Following the completion of this offering, the Code of Conduct will be available on our website at www.talend.com. The audit committee of our board of directors will be responsible for overseeing the Code of Conduct and will be required to approve any waivers of the Code of Conduct for employees, executive officers and directors. We expect that any amendments to the Code of Conduct, or any waivers of its requirements, will be disclosed on our website.

Compensation of Executive Officers and Directors

          The aggregate compensation paid and benefits in kind granted by us to our current executive officers, including share-based compensation, for the year ended December 31, 2015, was $4,010,122.37. We have increased the compensation, including share-based compensation, paid to our current executive officers as we prepare to become a public company and anticipate that aggregate compensation paid to these individuals will increase in 2016. Our directors did not receive any compensation for their service as directors for the year ended December 31, 2015. For the year ended December 31, 2015, we did not set aside or accrue any amounts to provide pension, retirement or similar benefits to our current executive officers and directors.

  Executive Compensation Arrangements

  Michael Tuchen

          Pursuant to a resolution of our board of directors held on December 2, 2013, Michael Tuchen is entitled to receive compensation for his service as Chief Executive Officer of Talend S.A. and he is eligible to earn an annual performance bonus, based on achievement of goals and objectives established by our board of directors.

          Talend, Inc. has entered into an executive employment agreement with Michael Tuchen, our Chief Executive Officer, dated October 1, 2013. Mr. Tuchen's employment agreement has no specific term and provides for at-will employment. Mr. Tuchen receives a base salary and is eligible to earn an annual discretionary performance bonus based on the achievement of goals and objectives established by our board of directors, including those relating to annual contract value bookings, EBITDA, and other management business objectives.

  Thomas Tuchscherer

          Talend, Inc. has entered into an employment offer letter with Thomas Tuchscherer, our Chief Financial Officer and Vice President of Corporate Development, dated December 13, 2009. Mr. Tuchscherer's employment offer letter has no specific term and provides for at-will employment. Mr. Tuchscherer receives a base salary and he is eligible to earn an annual performance bonus, based on the achievement of goals and objectives established by us and Mr. Tuchscherer.

          In addition, Mr. Tuchscherer receives round trip fares in economy class to Paris, France for him and his family once per year.

  Ashley Stirrup

          Talend, Inc. has entered into an employment offer letter with Ashley Stirrup, our Chief Marketing Officer, dated April 10, 2014. Mr. Stirrup's employment offer letter has no specific term and provides for at-will employment. Mr. Stirrup receives a base salary and is eligible to earn quarterly bonuses based on the attainment of quarterly objectives established for our leadership team.

  Brad Stratton

          Talend, Inc. has entered into an employment offer letter with Brad Stratton, our Senior Vice President of Worldwide Sales, dated October 27, 2014. Mr. Stratton's offer letter has no specific term and provides for at-will employment. Mr. Stratton receives a base salary and is eligible to earn quarterly bonuses, based on the attainment of quarterly objectives we establish.

  Barbara Cadigan

          Talend, Inc. has entered into an employment offer letter with Barbara Cadigan, our Senior Vice President of People, dated December 18, 2015. Ms. Cadigan's offer letter has no specific term and provides for at-will employment. Ms. Cadigan receives a base salary and is eligible to earn an annual bonus, paid quarterly, based on the attainment of quarterly objectives we establish.

  Nello Franco

          Talend, Inc. has entered into an employment offer letter with Nello Franco, our Senior Vice President of Customer Success, dated December 10, 2013. Mr. Franco's offer letter has no specific term and provides for at-will employment. Mr. Franco receives a base salary and is eligible to earn an annual bonus, based on the attainment of quarterly objectives we establish.

  Laurent Bride

          We have entered into an expatriation agreement with Mr. Laurent Bride, our Chief Technology Officer, dated June 22, 2015. The expatriation agreement provides for Mr. Bride's expatriation from Talend S.A. to Talend Inc. as from June 1, 2015 for a duration of three years and may be renewed by mutual agreement.

          During his expatriation, Mr. Bride receives a base salary and is eligible to earn an annual performance bonus, payable on a quarterly basis, based on achievement of goals and objectives we establish each year.

          Pursuant to this expatriation agreement, Talend S.A. will repatriate Mr. Bride and his family in case of (i) repatriation of his duties within Talend S.A. on the group's request, (ii) his death or permanent invalidity, or (iii) his dismissal by Talend Inc. In this latter case, Talend S.A. must provide Mr. Bride with a new position of comparable skills and level of responsibilities.

          Mr. Bride's employment agreement with Talend S.A. is suspended during the terms of the expatriation agreement. Mr. Bride's employment agreement has no specific term. Under the employment agreement, Mr. Bride is eligible to receive a base salary, and he is eligible to earn bonuses based on the achievement of annual goals that we define.

  Executive Change of Control and Severance Benefits

          In July 2016, we entered into change of control and severance agreements with each of Messrs. Tuchen, Tuchscherer, Stirrup, Stratton, Franco, and Bride and Ms. Cadigan. Each executive officer's change of control and severance agreement supersedes any change of control or severance arrangements previously provided for in the applicable executive officer's employment agreement or otherwise. These change of control and severance agreements have an initial three-year term from the agreement date and will renew automatically for additional, one year terms unless either party provides the other party with written notice of nonrenewal at least six months prior to the date of automatic renewal.

          Under these change of control and severance agreements, if an executive officer's employment is terminated without "cause" (and other than for death or "disability") or he or she terminates his or her employment for "good reason" in each case within the period beginning on three months prior to and ending 12 months following a "change of control" (as such terms are defined in the change of control and severance agreement) (such period, the "change of control period"), then such executive officer will be eligible to receive the following benefits, subject to his or her timely execution and non-revocation of a release of claims:

  •
  A lump sum payment in an amount equal to 50% (100% for Mr. Tuchen and Mr. Bride) of his or her annual base salary;

  •
  Reimbursement of COBRA premiums through the earliest of (i) the 12-month anniversary of the date of the termination of employment, (ii) the date on which the executive officer or his or her eligible dependents become covered under similar plans, or (iii) the date on which the executive officer or his or her eligible dependents, as applicable, cease to be eligible under COBRA; provided, however, that if we determine that we cannot make these COBRA reimbursements without potentially violating applicable law, such executive officer will receive a lump sum payment equal to the cost of his or her group health coverage in effect on the date of his or her termination of employment, multiplied by 12; and

  •
  100% acceleration of vesting of any then-unvested shares subject to then-outstanding equity awards and, for any outstanding equity awards with performance-based vesting, the performance metrics will be deemed achieved at the greater of actual performance or 100% of target levels.

          If an executive officer's employment is terminated without cause (and other than for death or disability) (or, in the case of Mr. Tuchen, he terminates his employment for good reason) and such termination occurs outside of the change of control period, then such executive officer will be eligible to receive the following benefits, subject to his or her execution and non-revocation of a release of claims:

  •
  A lump sum payment in an amount equal to 50% (100% for Mr. Tuchen and Mr. Bride) of his or her annual base salary; and

  •
  Reimbursement of COBRA premiums through the earliest of (i) the six-month anniversary (12-month anniversary for Mr. Tuchen) of the date of the termination of employment, (ii) the date on which the executive officer or his or her eligible dependents become covered under similar plans, or (iii) the date on which the executive officer or his or her eligible dependents, as applicable, cease to be eligible under COBRA; provided, however, that if we determine that we cannot make these COBRA reimbursements without potentially violating applicable law, such executive officer will receive a lump sum payment equal to the cost of his or her group health coverage in effect on the date of his or her termination of employment, multiplied by six (or 12 for Mr. Tuchen).

          In the event any of the payments and/or benefits provided for under this agreement or otherwise payable to an executive officer would constitute "parachute payments" within the meaning of Section 280G of the Internal Revenue Code and could be subject to the related excise tax under Section 4999 of the Internal Revenue Code, such executive officer would be entitled to receive either full payment of such benefits or such lesser amount which would result in no portion of the benefits being subject to the excise tax, whichever results in the greater amount of after-tax benefits to the executive officer.

  Director Compensation

          Our directors did not receive any compensation for their service as directors for the year ended December 31, 2015. The aggregate amount of attendance fees (jetons de présence) of the board of directors is determined at the shareholders' annual ordinary general meeting. The board then divides all or part (at the board's discretion) of this aggregate amount among some or all of its members by a simple majority vote. In addition, the board may grant exceptional compensation (rémunérations exceptionnelles) to individual directors on a case-by-case basis for special and temporary assignments.

The board may also authorize the reimbursement of reasonable travel and accommodation expenses, as well as other expenses incurred by directors in the corporate interest. Directors who are employees receive separate compensation for their services as officers or employees.

          There are no arrangements or understandings between us and any of our directors providing for benefits upon termination of their service as our directors.

Limitations on Liability and Indemnification Matters

          Under French law, provisions of by-laws that limit the liability of directors are prohibited. However, French law allows sociétés anonymes to contract for and maintain liability insurance against civil liabilities incurred by any of their directors and officers involved in a third-party action, provided that they acted in good faith and within their capacities as directors or officers of the company. Criminal liability cannot be indemnified under French law, whether directly by the company or through liability insurance.

          We maintain liability insurance for our directors and officers, including insurance against liability under the Securities Act, and we intend to enter into agreements with our directors and executive officers to provide contractual indemnification to bear attorneys' fees and costs that are not otherwise covered by insurance for directors prevailing in a third-party action.

          We believe that this insurance and these agreements are necessary to attract qualified directors and executive officers.

          These agreements may discourage shareholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and executive officers, even though such an action, if successful, might otherwise benefit us and our shareholders. Furthermore, a shareholder's investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these insurance agreements.

          Certain of our non-employee directors may, through their relationships with their employers or partnerships, be insured against certain liabilities in their capacity as members of our board of directors.

Equity Incentives

          We believe that our ability to grant equity incentive awards is a valuable and necessary compensation tool that allows us to attract and retain the best available personnel for positions of substantial responsibility, provides additional incentives to employees and promotes the success of our business. Due to French corporate law and tax considerations, historically, we have granted several different equity incentive instruments to our directors, executive officers, employees and other service providers. These are:

  •
  Employee share options (otherwise known as options de souscription d'actions, or OSA), generally granted to employees of subsidiaries of Talend S.A.;

  •
  Employee warrants (otherwise known as bons de souscription de parts de créateurs d'entreprise, or BSPCE), granted only to employees of Talend S.A.; and

  •
  Employee warrants (otherwise known as bons de souscription d'actions, or BSA), historically typically granted only to non-employee directors and other service providers not eligible for either employee warrants (BSPCE) or employee share options.

          Our board of directors' authority to grant these equity incentive instruments and the aggregate number of shares authorized to be granted must be approved by a two-thirds majority of the votes held by our shareholders present, represented or voting by mail at the relevant extraordinary shareholders' meeting. Once approved by our shareholders, our board of directors can continue to grant such awards for a maximum of 18 months for employee warrants (BSPCE) and employee warrants (BSA) or 38 months for the grant of employees share options and free shares (the French equivalent of restricted stock units) in each case from the date of the applicable shareholders' approval, but the authority of our board of directors to grant equity incentives may not be extended or increased until the next shareholders' meeting. As a result, we typically request that our shareholders authorize new pools of equity incentive instruments at every annual shareholders' meeting. In addition, notwithstanding any shareholder authorization, under applicable law we may no longer be eligible to issue employee warrants (BSPCE) following the completion of this offering.

          As a result of the one-for-eight reverse share split that became effective on June 18, 2016, the conversion rate of our share options, employee warrants (BSPCE) and employee warrants (BSA) is to reflect a one-for-eight conversion rate, whereby holders of share options, employee warrants (BSPCE) and employee warrants (BSA) will exercise eight options or warrants for one of our ordinary shares.

          Employee warrants and employee share options are usually granted under similar terms. They expire ten years after the date of grant if not exercised earlier according to their vesting schedule (see below). In general, employee warrants (BSPCE), employee share options and employee warrants (BSA) cannot continue to vest following a termination of the employment, office or service of the holder and all vested shares must be exercised within post-termination exercise periods set forth in the applicable equity award grant documents. In the event of certain changes in our share capital structure, such as a consolidation or share split or dividend, French law and applicable equity award grant documentation provide for appropriate adjustments of the numbers of shares issuable and/or the exercise price of the outstanding warrants or share options.

  Share Options (OSA)

          We grant employee share options to employees of Talend S.A. and its subsidiaries pursuant to our Stock Option Plans. Our current plan, the 2016 Stock Option Plan, or 2016 Plan, was adopted by our board of directors on May 13, 2016 and approved by our shareholders at a meeting held on June 1, 2016. The 2016 Plan was amended by our board of directors on June 27, 2016. Our board of directors has also previously adopted the 2015, 2014, 2013, 2012, 2011 and 2010 Plans, or the Former Plans, and together with the 2016 Plan, the Stock Option Plans. Except for the change in control provision which is not included in the 2016 Plan (see "Change in Control" below), the terms of the Stock Option Plans are substantially the same and, following this offering, new share option grants will only be made pursuant to the 2016 Plan.

          Employee share options may be granted to any individual employed by us or by any affiliated company under the terms and conditions of an employment contract. Employee share options may also be granted to the chairman of our board of directors and general manager and to our deputy general managers.

          The maximum number of our ordinary shares that may be issued pursuant to employee share options granted under the 2016 Plan is 2,300,000. In addition, under French law, the maximum number of shares issuable upon the exercise of outstanding employee share options may not exceed one-third of the outstanding share capital on a non-diluted basis as of the date of grant. Employee share options may be granted under the 2016 Plan until 2019.

          As of March 31, 2016, pursuant to authorizations granted at our shareholders' meetings, our board of directors had granted employee share options exercisable for an aggregate of 3,416,045 ordinary shares of the company to our employees pursuant to our Stock Option Plans since 2010. As of March 31, 2016, 299,101 ordinary shares of the company were purchased pursuant to the exercise of employee share options issued under our Stock Option Plans and employee share options for an aggregate of 2,171,432 ordinary shares of the company, at a weighted average exercise price of €6.60 per share, were outstanding, of which employee share options for 1,210,502 ordinary shares of the company are held by our executive officers.

          Administration.    Our board of directors has the authority to administer the Stock Option Plans. Subject to the terms and conditions of the Stock Option Plans, our board of directors determines the recipients, dates of grant, exercise prices, number of ordinary shares underlying and the terms and conditions of the employee share options, including their periods of exercisability and their vesting schedules.

          The board of directors has the authority to amend or modify employee share options outstanding under our Stock Option Plans, including in particular the authority to extend the post-termination exercise period of the options, subject to the written consent of the optionees holding such options, if such amendments or modifications impair the rights of the optionees.

          Employee Share Options.    The 2016 Plan provides for the grant of incentive share options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, or the Code, and non-statutory share options. These employee share options are granted pursuant to employee share option agreements adopted by the board of directors. The board of directors determines the exercise price for an employee share option, within the terms and conditions of the 2016 Plan, provided that the exercise price of an employee share option generally cannot be less than the per share fair market value of our ordinary shares on the date of grant. Employee share options granted under the 2016 Plan vest at the rate specified by the board of directors.

          Employee share options granted since June 2010 were generally granted subject to a four-year vesting schedule under which 25% of the employee share options vest upon the first anniversary of the grant date and then an additional 6.25% of the employee share options vest at the end of each quarter thereafter, subject to the optionees' continued service with the company through each applicable vesting date.

          The term of each employee share option is generally ten years (five years for "10% owners" (as defined in the Stock Option Plans)) from the date of grant or, in the case of death or disability of the optionee during such ten-year period, six months from the date of death or nine months from the date of disability of the optionee. Unless a longer period is specified in the notice of grant or otherwise resolved by the board of directors, an employee share option shall remain exercisable, to the extent vested, for one month following an optionee's termination of continuous status with the company if the termination is due to the optionee. If such termination is due to the company, the employee share option shall expire on the date of such termination, unless otherwise decided by the board of directors on or prior to such termination. In the event that an optionee's continuous status terminates as a result of the optionee's disability, unless otherwise resolved by the board of directors, the optionee may exercise vested employee share options at any time within nine months following the date of such termination. In the event of the death of an optionee, unless otherwise resolved by the board of directors, the vested employee share options may be exercised at any time within six months following the date of death, by the optionee's estate or by a person who acquired the right to exercise the option by bequest or inheritance. Notwithstanding the foregoing, in no event shall an employee share options be exercisable later than the expiration of their term (and in the case of an incentive share option, three months following the optionee's termination).

          Employee share options are not transferable and may not be sold, pledged, assigned, hypothecated, transferred or disposed of in any manner, other than by will or by laws of descent or distribution, and may be exercised, during the lifetime of the optionee, only by the optionee.

          U.S. Tax Limitations on Incentive Share Options.    The aggregate fair market value, determined at the time of grant, of our ordinary shares issuable under incentive share options that are exercisable for the first time by an optionee during any calendar year under all of our Stock Option Plans may not exceed $100,000. Employee share options, or portions thereof, that exceed such limit will generally be treated as non-statutory share options. No incentive share option may be granted to any person who, at the time of the grant, owns or is deemed to own shares possessing more than 10% of our total combined voting power or that of any of our affiliates unless (1) the exercise price is at least 110% of the fair market value of the shares subject to the employee share option on the date of grant, and (2) the term of the incentive share option does not exceed five years from the date of grant.

          Change in Control.    Pursuant to the Former Plans, unless otherwise resolved by the board of directors, in the event of a merger of our company into another corporation or of the sale by one or several shareholders, acting alone or in concert, of the company to one or several third parties of a number of our ordinary shares resulting in a transfer of more than fifty percent (50%) of the ordinary shares of the company to said third parties, or in each case, a Liquidity Event, an optionee's right to exercise his or her employee share options governed by any such plans will be accelerated so that he or she may exercise all vested and unvested employee share options immediately prior to the completion of the relevant Liquidity Event. Accordingly, any employee share option which is subject to a Former Plan and is not exercised for any reason on or prior to the completion of the Liquidity Event will automatically lapse unless otherwise resolved by the board of directors. The 2016 Plan does not include any right of acceleration of the employee share options in case of change in control of the company and, thus, any new option that will be subject to such plan will not be accelerated in case of occurrence of a Liquidity Event.

          Amendment and Termination.    Our board of directors has the authority to amend, alter, suspend, or terminate our Stock Option Plans, provided that such action does not impair the rights of any optionee without such optionee's written consent. The company shall obtain shareholder approval of any amendment to the Stock Option Plans to the extent necessary and desirable to comply with applicable laws.

  Employee Warrants (BSPCE)

          Employee warrants (BSPCE) are granted only to employees of Talend S.A. who are French tax residents, as they provide favorable tax and social security treatment for French tax residents. Employee warrants (BSPCE) may also be granted to corporate officers of the company having an employee tax status (chairman, general manager or deputy general manager) in office at the time the employee warrants (BSPCE) are granted. Similar to share options, they entitle a holder to exercise the warrant for the underlying vested shares at an exercise price per share determined by our board of directors and at least equal to the fair market value of an ordinary share on the date of grant. Employee warrants (BSPCE) may only be issued by growth companies meeting certain criteria, which we will no longer meet following the completion of the offering. There is no legal limitation to the size of the employee warrant (BSPCE) pool under French law.

          Pursuant to delegations granted at our annual shareholders' meeting, as of March 31, 2016, our board of directors has granted employee warrants (BSPCE) exercisable, subject to vesting, for an aggregate of 776,050 ordinary shares. As of March 31, 2016, 61,515 ordinary shares were purchased upon exercise of employee warrants (BSPCE). As of March 31, 2016, employee warrants (BSPCE) for an aggregate of 486,419 ordinary shares at a weighted average exercise price of €5.26 per share, were outstanding, of which employee warrants (BSPCE) for 45,048 ordinary shares were held by an executive officer.

          Administration.    Pursuant to delegations granted at our annual shareholders' meeting our board of directors determines the recipients, dates of grant and exercise price of employee warrants (BSPCE), the number of employee warrants (BSPCE) to be granted and the terms and conditions of the employee warrants (BSPCE), including the period of their exercisability and their vesting schedule. The board of directors has the authority to extend the post-termination exercise period of employee warrants (BSPCE) after the termination of the warrant holder's employment agreement.

          Employee warrants (BSPCE).    Our employee warrants (BSPCE) granted since September 2006 were generally granted subject to a four-year vesting schedule under which one-fourth of the employee warrants (BSPCE) vest upon the first anniversary of the date of grant and one-sixteenth at the expiration of each quarter thereafter, subject to continued service of the warrant holder on each applicable vesting date. In each case, any warrant which is not exercised before the tenth anniversary of the date of grant will automatically lapse.

          The term of each employee warrant (BSPCE) is ten years from the date of grant or, in the case of death or disability of the warrant holder during such ten-year period, six months from his or her death or nine months from a termination due to the disability of the warrant holder. Unless a longer period is specified in the notice of grant or otherwise specified by the board of directors, an employee warrant (BSPCE) shall remain exercisable: (i) for the employee warrants (BSPCE) granted before July 2015, for one month following a warrant holder's termination of continuous status with the company if the termination is due to the warrant holder or no later than on the termination date of continuous status in case such termination is due to the company and (ii) for the employee warrants (BSPCE) granted as from July 2015, for three months following a warrant holder's termination of continuous status with the company.

          Employee warrants (BSPCE) are not transferable and may not be sold, pledged, assigned, hypothecated, transferred or disposed of in any manner other than by will or by laws of descent or distribution and may be exercised, during the lifetime of the warrant holder, only by the warrant holder.

          Change in control.    Unless otherwise specified by the board of directors, in the event of a merger of our company into another corporation or of the sale by one or several shareholders, acting alone or in concert, of our company to one or several third parties of a number of shares resulting in a transfer of more than fifty percent (50%) of the shares of our company to said third parties, the right of our outstanding warrant holder to exercise his or her employee warrants (BSPCE) will be accelerated so that he or she may exercise all of them with effect immediately prior to the completion of the relevant transfer of shares. Any employee warrant (BSPCE) not exercised for any reason on or prior to the date of completion of the relevant transfer of shares will automatically lapse unless otherwise specified by the board of directors. The board of directors may decide that any future grants of employee warrants (BSPCE) would not include any right of acceleration of the employee warrants (BSPCE) in case of change in control of the company and, thus would not be accelerated in case of occurrence of a Liquidity Event.

  Employee Warrants (BSA)

          Employee warrants (BSA) are typically granted by our board of directors to third-party service providers and directors not eligible for either employee warrants (BSPCE) or employee share options. In 2008 and 2009, two former employees were granted employee warrants (BSA) prior to the implementation of a stock option plan in 2010. In addition to any exercise price payable by a warrant holder upon the exercise of any employee warrant (BSA), employee warrants (BSA) are subscribed for at a price determined by the board of directors that is meant to reflect the fair market value of the applicable warrants on the date of grant. There is no legal limitation to the size of the employee warrant (BSA) pool.

          Pursuant to delegations granted at our annual shareholders' meeting, as of March 31, 2016, our board of directors has granted employee warrants (BSA) exercisable for a total of 37,500 ordinary shares of which none have been exercised as of March 31, 2016.

          Administration.    Pursuant to delegations granted at our annual shareholders' meeting our board of directors determines the recipients, dates of grant and exercise price of employee warrants (BSA), the number of employee warrants (BSA) to be granted and the terms and conditions of the employee warrants (BSA), including the period of their exercisability and their vesting schedule. The board of directors has the authority to extend the post-termination exercise period of employee warrants (BSA) after the warrant holder's office or service relationship with the company ends.

PRINCIPAL AND SELLING SHAREHOLDERS

          The following table sets forth information regarding the beneficial ownership of our ordinary shares at June 30, 2016 by:

  •
  The selling shareholder;

  •
  Each person or entity known by us to beneficially own more than 5% of our outstanding shares;

  •
  Each of our executive officers and directors; and

  •
  Our executive officers and directors as a group.

          We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated in the footnotes below, we believe, based on the information furnished to us, that the persons named in the following table have sole voting and investment power with respect to all ordinary shares that they beneficially own, subject to applicable community property laws.

          As of June 30, 2016, we had 32 holders of record in the United States, which represented 20.4% of our ordinary shares outstanding (assuming the conversion of all of our outstanding preferred shares owned by our U.S. shareholders on a one-to-one basis into an aggregate of 18,732,413 ordinary shares immediately prior to the completion of this offering).

          The percentage ownership of each listed person before this offering is based upon 22,722,403 ordinary shares outstanding at June 30, 2016, which includes 18,732,413 ordinary shares resulting from the conversion of all our outstanding preferred shares upon the completion of this offering, as if such conversion had occurred as of June 30, 2016. The percentage ownership of each listed person after the offering is based upon 27,972,403 ordinary shares outstanding immediately after the closing of this offering, including the ordinary shares identified in the immediately preceding sentence plus the ordinary shares underlying the ADSs to be sold by us in this offering.

          In computing the number of ordinary shares beneficially owned by a person and the percentage ownership of that person, we deemed outstanding ordinary shares subject to options and warrants held by that person that are currently exercisable or exercisable within 60 days of June 30, 2016. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

          We and the selling shareholder have granted the underwriters the right to purchase up to an additional 787,500 ADSs, consisting of 456,852 additional ADSs from us and 330,648 additional ADSs from the selling shareholder, at the initial public offering price less underwriting discounts and commissions.

          Unless otherwise indicated, the principal address of each of the shareholders below is c/o Talend, Inc. 800 Bridge Parkway, Suite 200, Redwood City, CA 94065.

		Percentage of ordinary shares beneficially owned
	Number of ordinary shares beneficially owned
Name		Before the offering	After the offering
5% or Greater Shareholders:
Entities affiliated with Toro Acquisition(1)	5,760,102	25.4	20.6
Entities affiliated with Idinvest Partners(2)	4,565,825	20.1	16.3
Entities affiliated with Balderton Capital(3)	4,532,536	20.0	16.2
Entities affiliated with Galileo Partners(4)	1,866,600	8.2	6.7
Entity affiliated with Bpifrance Investissement(5)	1,562,895	6.9	5.6
Fabrice Bonan(6)	1,145,662	5.0	4.1
Executive Officers and Directors:
Michael Tuchen(7)	878,383	3.9	3.1
Thomas Tuchscherer(8)	164,370	*	*
Ashley Stirrup(9)	62,033	*	*
Brad Stratton(10)	143,146	*	*
Barbara Cadigan	—	—	—
Nello Franco(11)	65,966	*	*
Laurent Bride(12)	129,989	*	*
Matthieu Baret(13)	—	—	—
John D. Brennan(14)	5,760,102	25.4	20.6
Bertrand Diard(15)	673,632	3.0	2.4
Patrick S. Jones(16)	12,500	*	*
Bernard Liautaud(17)	—	—	—
Thierry Sommelet(18)	—	—	—
All executive officers and directors as a group(19)	7,890,121	34.6	27.5

*
Less than 1% of the outstanding ordinary shares.

(1)
Consists of 5,760,102 shares held of record by Toro Acquisition S.à.r.l. ("Toro"). Silver Lake Sumeru Fund Cayman, L.P. ("SLS") is the majority shareholder of Toro. Silver Lake Technology Associates Sumeru Cayman, L.P. ("SLTA") is the sole general partner of SLSFC, SLTA Sumeru (GP) Cayman, L.P. ("SLTA GP") is the sole general partner of SLTA, and Silver Lake Sumeru (Offshore) AIV GP, Ltd. ("SLS AIV") is the sole general partner of SLTA GP. SLS AIV is controlled by a board of ten directors that acts by majority approval and possesses sole voting and dispositive power with respect to the shares of common stock owned by Toro. The principal business address of these entities is 2775 Sand Hill Road, Suite 100, Menlo Park, CA 94025.

(2)
Consists of (i) 1,025,027 ordinary shares held of record by FCPI Allianz Croissance 2005; (ii) 703,698 ordinary shares held of record by FCPI Allianz Innovation 7; (iii) 641,448 ordinary shares held of record by FCPI Capital Croissance; (iv) 568,962 ordinary shares held of record by FCPI Objectif Innovation Patrimoine; (v) 330,648 ordinary shares held of record by FCPI Allianz Innovation 6; (vi) 237,502 ordinary shares held of record by FCPI Poste Innovation 8; (vii) 203,090 ordinary shares held of record by FCPI Allianz Eco Innovation; (viii) 202,114 ordinary shares held of record by FCPI Allianz Eco Innovation 2; (ix) 157,275 ordinary shares held of record by FCPI Allianz Innovation 10; (x) 153,258 ordinary shares held of record by FCPI Objectif Innovation 4; (xi) 117,788 ordinary shares held of record by FCPI Idinvest Flexible 2016; (xii) 91,040 ordinary shares held of record by FCPI Objectif Innovation 3; (xiii) 84,462 ordinary shares held of record by FCPI La Banque Postale Innovation 5; (xiv) 49,512 ordinary shares held of record by FCPI Objectif Innovation 2; and (xv) 1 ordinary shares held of record by AGF PE (b), collectively, the ("Funds"). As the management company of the Funds, Idinvest Partners shares dispositive power and shared voting power over all of the shares owned by the Funds. 51% of Idinvest Partners' share capital is held by ADFI3 and all of the share capital of ADFI3 is held by IDI, a French company listed on Euronext Paris. All powers with respect to the voting and disposition of the ordinary shares owned by the Funds and managed by Idinvest Partners are maintained by an investment committee of Idinvest Partners. Because of the powers vested in the investment committee and its composition, neither ADFI3 nor IDI are able to exercise control over the composition of, or decisions made by the investment committee and, as a result, such persons are not able to control voting, investment or disposition decisions concerning the shares owned by the Funds. The address for the Funds is c/o Idinvest Partners, 117,

  Avenue des Champs Elysées, 75008 Paris, France. The underwriters have the option to purchase all of the ADSs held by FCBI Allianz Innovation 6 listed in (v) above at the initial price to the public less the underwriting discounts and commissions. If the underwriters exercise their option to purchase additional ADSs in full, Idinvest Partners would beneficially own 4,235,177 ordinary shares representing 14.9% of the ordinary shares outstanding.

(3)
Consists of 4,532,536 ordinary shares held of record by Balderton Capital IV L2 S.a.r.l. ("BC IV L2"). Balderton Capital IV L1 S.a.r.l. ("BC IV L1") is the sole shareholder of BC IV L2; Balderton Capital IV, L.P. ("BC IV") is the sole shareholder of BC IV L2, and Balderton Capital Partners IV, L.P. ("BCP IV") is the sole general partner of BC IV. Balderton Capital General Partner IV, LLC ("BCGP IV") is the sole general partner of BCP IV. Voting and dispositive power of BCP IV is delegated to Balderton Capital Investments Limited ("BCIL"). The directors of BCIL are Suranga Chandratillake, Jerome Misso, Andrew Whittaker and David Bolton. The address for BC IV L2 and BC IV L1 is c/o 2-8, Avenue Charles de Gaulle, L-1653, Luxembourg and the address for BC IV, BCP IV, BCGP IV and BCIL is c/o 1 Royal Plaza, Royal Avenue, St Peter Port, Guernsey GY1 2HL.

(4)
Consists of 1,866,600 shares held by Galileo III Fund ("Galileo III"). Galileo III is managed by Galileo Partners SA ("Galileo Partners"). Joel Flichy and François Duliège, the General Partners of Galileo Partners, share voting and dispositive power with respect to the shares held by Galileo III. The address for these entities is 109, boulevard Haussmann, 75008 Paris, France.

(5)
Consists of 1,562,895 ordinary shares held of record by FPCI ETI 2020, an entity affiliated with Bpifrance Investissement S.A.S. ("Bpifrance"). Bpifrance is a French public management company specializing in the business of equity financing via direct investment or fund of funds. Bpifrance is controlled by Bpifrance S.A., a French financial institution especially created for this purpose. Caisse des Dépots et Consignations, a French special public entity (établissement special) and EPIC Bpifrance, a French public institution of industrial and commercial nature, each hold 50% of the share capital of Bpifrance S.A. and jointly control Bpifrance S.A. The address for these entities is 27-31, avenue du Général Leclerc, 94710 Maisons-Alfort Cedex, France.

(6)
Consists of 1,145,662 ordinary shares held of record by Mr. Bonan.

(7)
Consists of (i) 346,242 ordinary shares held of record by Mr. Tuchen; (ii) 187,500 ordinary shares held of record by the Michael H. Tuchen 2015 Annuity Trust dated December 12, 2015 for which Mr. Tuchen serves as trustee; and (ii) 344,641 shares subject to options exercisable within 60 days of June 30, 2016.

(8)
Consists of 164,370 ordinary shares subject to options exercisable within 60 days of June 30, 2016.

(9)
Consists of 62,033 ordinary shares subject to options exercisable within 60 days of June 30, 2016.

(10)
Consists of (i) 46,651 ordinary shares held of record by Mr. Stratton and (ii) 96,495 shares subject to options exercisable within 60 days of June 30, 2016.

(11)
Consists of 65,966 ordinary shares subject to options exercisable within 60 days of June 30, 2016.

(12)
Consists of (i) 110,281 ordinary shares held of record by Mr. Bride and (ii) 19,708 shares subject to employee warrants (BSPCE) exercisable within 60 days of June 30, 2016.

(13)
Mr. Baret serves as a partner at Idinvest and is currently serving as representative of Idinvest Partners, the legal entity that holds a seat on the company's board of directors. Mr. Baret does not exercise voting or dispositive power over the shares held by Idinvest Partners listed in footnote (2) above.

(14)
Consists of the ordinary shares listed in footnote (1) above, which are held of record by Silver Lake Sumeru. Mr. Brennan serves as managing director of Silver Lake Sumeru and as one of the directors of SLS AIV.

(15)
Consists of 673,632 ordinary shares held of record by Mr. Diard.

(16)
Consists of 12,500 ordinary shares subject to employee warrants (BSA) exercisable within 60 days of June 30, 2016.

(17)
Mr. Liautaud serves as a general partner of Balderton Capital. Mr. Liautaud does not exercise voting or dispositive power over the shares held by Balderton Capital listed in footnote (3) above.

(18)
Mr. Sommelet serves as a managing director of Bpifrance Investissement. Mr. Sommelet does not exercise voting or dispositive power over the shares held by Bpifrance Investissement listed in footnote (5) above.

(19)
Consists of (i) 7,124,408 ordinary shares beneficially owned by our executive officers and directors and (ii) 765,713 shares subject to options exercisable within 60 days of June 30, 2016.

          To our knowledge, there has been no significant change in the percentage ownership held by the principal shareholders listed above since January 1, 2013, except as discussed in "Related Party Transactions—Transactions with our Principal Shareholders, Directors and Executive Officers".

          Certain entities associated with Bpifrance have indicated an interest in purchasing up to 812,500 of our ADSs in this offering, at the initial public offering price. Because these indications of interest are not binding agreements or commitments to purchase, such entities may elect to purchase more ADSs or fewer ADSs than they indicate an interest in purchasing or not to purchase any ADSs in this offering. In addition, the underwriters may elect to sell more ADSs or fewer ADSs or not to sell any ADSs in this offering to such entities. However, because indications of interest are not binding agreements or commitments to purchase, the foregoing table and footnotes do not reflect the potential purchase of any ADSs in this offering by entities associated with Bpifrance. If such entities were to purchase an aggregate of 812,500 of our ADSs in this offering, based upon the assumed initial public offering price of $16.00 per ADS (the midpoint of the price range set forth on the cover page of this prospectus), entities affiliated with Bpifrance would beneficially own 2,375,395 ADSs, or 8.5% of our ADSs after this offering.

RELATED PARTY TRANSACTIONS

          Other than as described below, since January 1, 2013, there has not been any transaction to which we were or are a party in which we, any of our directors, executive officers, associates, holders of more than 5% of any class of our voting securities, or any affiliates or member of the immediate family of any of the foregoing persons, had or will have a direct or indirect material interest.

Transactions with our Principal Shareholders, Directors and Executive Officers

Conditional Advances from Bpifrance Financement

          Bpifrance Financement provides advances for research and development projects, which we reimburse should the project be successful. Bpifrance Financement is registered as a bank with the French Banking Authority. Thierry Sommelet, one of our directors, is a director of Bpifrance Investissement (an affiliate of BPIfrance Financement), and prior to the offering an entity affiliated with Bpifrance Investissement holds more than 5% of our ordinary shares.

          BPIfrance Financement has funded one successful project for a total of $890,000 (paying us $375,000 in 2010 and $515,000 in 2013). We are repaying this advance quarterly from December 2013 to September 2017. The loan is interest free but is presented at fair value. As of March 31, 2016, the balance due on this advance is $281,000.

Transactions with Bonitasoft

          Bertrand Diard, one of our founders and a member of our board of directors, is a director of Bonitasoft, a technological partner with which we have a number of transactions. Bonitasoft invoiced us $0.9 million in 2013, $1.1 million in 2014 and $1.0 million in 2015, and we invoiced Bonitasoft $11,000 in each of 2013 and 2014. As of March 31, 2016, the outstanding balance owed by us to Bonitasoft was $13,600.

Existing Shareholders' Agreements

          On December 10, 2013, we entered into Amendment #6 to the Subscription and Shareholders' Agreement dated December 5, 2008, or the Existing Shareholders' Agreement, with certain holders of our outstanding ordinary shares and preferred shares, including certain of our directors and holders of more than 5% of our outstanding capital stock. The Existing Shareholders' Agreement sets forth the nature of each investor's ownership interests in our company and governs certain voting rights, preemptive rights, co-sale rights, information rights and drag-along rights. Upon the completion of this offering, the Existing Shareholders' Agreement will terminate automatically pursuant to its terms and conditions and all rights and obligations contained therein will no longer apply.

          Further, the parties to the Existing Shareholders' Agreement have entered into separate short-form shareholders' agreements with each minority shareholder and holder of share options, employee warrants (BSPCE) and employee warrants (BSA) not party to the Existing Shareholders' Agreement. The short-form shareholders' agreements govern certain preemptive, co-sale and drag-along rights. Upon completion of this offering, the short-form shareholders' agreements will terminate pursuant to their terms and conditions and all rights and obligations contained therein will no longer apply.

Shareholder Agreement

          We have entered into the Shareholder Agreement with entities affiliated with Balderton Capital, Bpifrance Investissement, Galileo Partners, Idinvest Partners and Toro Acquisition. The Shareholder

Agreement, as further described below, contains specific rights, obligations and agreements of these parties as holders of our ordinary shares or equity securities representing our ordinary shares (including the ADRs), which we refer to herein, collectively, as Company Securities. In addition, the Shareholder Agreement contains provisions related to the composition of our board of directors, which is discussed under "Management—Board of Directors".

  Voting Rights

          Under the Shareholder Agreement, our existing shareholders that are affiliated with our Major Shareholders have agreed to take all necessary action, including casting all votes to which such existing shareholders are entitled to cast at any general or special meeting of shareholders, so as to ensure that the composition of our board of directors complies with (and includes all of the nominees in accordance with) the provisions of the Shareholder Agreement related to the composition of our board of directors, which are discussed under "Management—Board of Directors".

  Registration Rights

          Under the Shareholder Agreement, certain holders of Company Securities have the right, subject to certain limitations, to demand that we register the sale of Company Securities now held by them, other than Company Securities (i) which have previously been registered, (ii) which have been sold to the public either pursuant to a registration statement or Rule 144, or (iii) which have been sold in a private transaction in which the transferor's rights under the Shareholder Agreement are not validly assigned in accordance with the Shareholder Agreement (which we refer to herein, collectively, as Registrable Securities).

          In addition, certain holders of Company Securities have the right to request that we register the sale of Registrable Securities to be sold by them on Form F-3 or Form S-3 (as applicable) and, no more than three times during any 12-month period, each such holder may demand that we make available shelf registration statements permitting sales of Registrable Securities into the market from time to time over an extended period. Subject to certain limitations, at any time when we have an effective shelf registration statement, certain shareholders each shall have the right to make no more than two marketed takedown demands during any 12-month period.

          In addition, certain holders of Company Securities have the ability to exercise certain piggyback registration rights in respect of Registrable Securities in connection with registered offerings requested by certain other shareholders or initiated by us.

Sales of Preferred Shares

          Since January 1, 2013, we have sold shares of our preferred shares in a series of private placements as follows:

  •
  1,750,565 shares of our series H preferred shares in December 2013 for an aggregate of €14,704,749.15 at a purchase price of €8.40 per share (issue premium included); and

  •
  104,855 shares of our series H preferred shares in August 2015 for an aggregate of €880,782 at a purchase price of €8.40 per share (issue premium included).

          The following table summarizes the preferred shares acquired in connection with these private placements by our executive officers, directors and holders of more than five percent (5%) of our share capital.

Name of Shareholder	Number of Series H Preferred Shares Purchased	Aggregate Purchase Price
Bpifrance Investissement(1)	1,225,395	€10,293,324.30
Michael Tuchen	104,855	€880,782.00

(1)
Thierry Sommelet, one of our directors, is a director of Bpifrance Investissement. See "Principal and Selling Shareholders" for more information regarding the holdings of Mr. Sommelet and this entity.

Sales of Ordinary Shares

          Since January 1, 2013, we have sold shares of our ordinary shares in a series of private placements as follows:

  •
  428,887 ordinary shares in January 2014 for an aggregate of €34,311.02 at a purchase price of €0.08 per share; and

  •
  46,651 ordinary shares in August 2015 for an aggregate of €440,391.34 at a purchase price of €9.44 per share (issue premium included).

          The following table summarizes the shares acquired in connection with these private placements by our executive officers, directors and holders of more than five percent (5%) of our share capital.

Name of Shareholder	Number of Ordinary Shares Purchased	Aggregate Purchase Price
Brad Stratton	46,651	€440,391.34
Michael Tuchen	428,887	€34,311.02

Participation in our Initial Public Offering

          Certain entities associated with Bpifrance Investissement, which holds more than 5% of our ordinary shares and of which a member of our board of directors is a managing director, have indicated an interest in purchasing up to 812,500 of our ADSs in this offering, at the initial public offering price. Because these indications of interest are not binding agreements or commitments to purchase, such entities may elect to purchase more ADSs or fewer ADSs than they indicate an interest in purchasing or not to purchase any ADSs in this offering. In addition, the underwriters may elect to sell more ADSs or fewer ADSs or not to sell any ADSs in this offering to such entities. The underwriters will receive the same discount from any ADSs sold to such entities as they will from any other ADSs sold to the public in this offering.

Agreements with our Directors and Officers

  Employment and Related Agreements

          For a discussion of our employment agreements with our executive officers, see "Management—Compensation of Executive Officers and Directors—Executive Compensation Arrangements".

  Indemnification Agreements

          In connection with this offering, we intend to enter into indemnification agreements with each of our directors and executive officers. See "Management—Limitations on Liability and Indemnification Matters".

          Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Related Party Transactions Policy

          Prior to the completion of this offering, we expect to adopt a related party transaction policy that sets forth our procedures for the identification, review, consideration and approval or ratification of related party transactions. The policy will become effective immediately upon the completion of this offering. For purposes of our policy only, a related party transaction is a transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we and any related parties are, were or will be participants, which are not (1) in the ordinary course of business, (2) at arms' length and (3) in which the amount involved exceeds $120,000. Transactions involving compensation for services provided to us as an employee or director are not covered by this policy. For purposes of this policy, a related party is any executive officer, director (or nominee for director) or beneficial owner of more than five percent (5%) of any class of our voting securities, including any of their respective immediate family members and any entity owned or controlled by such persons.

          Under the policy, related party transactions must be reported to us by all related parties. If a transaction has been identified as a related party transaction, our management must present information regarding the related party transaction to our board of directors for review, consideration and approval. Certain transactions may be presented to the audit committee, which will determine whether the transaction is a related party transaction, in which case the related party transaction will be submitted to our board of directors. The presentation will include a description of, among other things, the material facts, the interests in the transaction, direct and indirect, of the related parties, the benefits to us of the transaction and whether the transaction is on terms that are comparable to the terms available to or from, as the case may be, an unrelated third party or to or from employees generally. In addition, under our Code of Conduct, our employees and directors have an affirmative responsibility to disclose any transaction or relationship that reasonably could be expected to give rise to a conflict of interest. In considering related party transactions, our board, or to the extent permitted by applicable law an independent committee of our board, will take into account the relevant available facts and circumstances including, but not limited to:

  •
  The benefits and perceived benefits to us;

  •
  The opportunity costs of alternative transactions;

  •
  The materiality and character of the related party's interest;

  •
  The actual or apparent conflict of interest of the related party; and

  •
  The terms available to or from, as the case may be, unrelated third parties or to or from employees generally.

          The policy requires that, in determining whether to approve, ratify or reject a related party transaction, our board of directors, or if permitted by applicable law an independent committee of our board, must consider, in light of known circumstances, whether the transaction is in, or is not inconsistent with, our best interests and those of our shareholders, as our board, or if permitted by applicable law an independent committee of our board, determines in the good faith exercise of its discretion.

DESCRIPTION OF SHARE CAPITAL

General

          We are organized as an S.A. and our affairs are governed by our By-laws and the laws of France.

          The following description summarizes the most important terms of our share capital, as they are expected to be in effect upon the closing of this offering. We will adopt an amended and restated By-laws in connection with this offering, and this description summarizes the provisions that are included therein. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description of the matters set forth in "Description of Share Capital", you should refer to our amended and restated By-laws and our Shareholder Agreement, which are included as exhibits to the registration statement of which this prospectus forms a part.

          Immediately prior to the completion of this offering, all of our outstanding preferred shares will convert into ordinary shares based on the consent of each holder of our outstanding preferred shares. Our ordinary shares will have the rights and restrictions described in "—Key Provisions of Our By-laws and French Law Affecting our Ordinary Shares".

Key Provisions of Our By-laws and French Law Affecting our Ordinary Shares

          The description below reflects the terms of our By-laws, and summarizes the material rights of holders of our ordinary shares under French law. Please note that this is only a summary and is not intended to be exhaustive. For further information, please refer to the full version of our By-laws which is included as an exhibit to the registration statement of which this prospectus is a part.

  Corporate Purpose (Article 3 of the By-laws)

          Our corporate purpose in France and abroad includes:

  •
  The development, research, production, marketing, purchasing, selling, leasing, providing of after-sale services of software and / or hardware;

  •
  The supply and sale of services to users notably in training, demonstration, methodology, deployment and use;

  •
  The supply and sale of IT resources in combination or not with software or services;

  •
  The creation, acquisition, rental or lease management of all businesses, the leasing, creation or operation of any establishments;

  •
  The acquisition, operation or sale of any intellectual or industrial property rights and any expertise in the IT field; and

  •
  Generally, the involvement in any business or incorporated or to be incorporated company as well as the completion of all legal, economic, financial, industrial, civil and commercial, securities or real estate transactions directly or indirectly relating, in whole or in part to the above purpose or to any similar or related purpose.

  Directors

  Quorum and voting (Article 14 of the By-laws)

          The board of directors may only deliberate if at least half of the directors attend the applicable meeting in the manner provided for in our By-laws. In particular, French law and the charter of the board allow directors to attend meetings of the board in person or by videoconference or other telecommunications arrangements. In addition, our By-Laws allow a director to grant another director a proxy to represent him or her at a meeting of the board, but no director can hold more than one proxy at any meeting. Decisions of the board are adopted by the majority of the voting rights held by the directors present or represented, it being specified that in case of a vote-split, the chairman of the board shall have a deciding vote.

  Directors' Voting Powers on Proposal, Arrangement or Contract in which any Director is Materially Interested

          Under French law, any agreement entered into (directly or through an intermediary) between us and any director that is not entered into (1) in the ordinary course of business and (2) under standard terms and conditions is subject to the prior authorization of the board of directors, excluding the interested director.

          The foregoing requirements also apply to agreements between us and another company, provided that the company is not one of our wholly-owned subsidiaries, if one of our directors is the owner or a general partner, manager, director, general manager or member of the executive or supervisory board of the other company, as well as to agreements in which one of our directors has an indirect interest.

  Directors' Compensation

          The aggregate amount of attendance fees (jetons de présence) of the board of directors is determined at the shareholders' annual ordinary general meeting. The board then divides all or part (at the board's discretion) of this aggregate amount among some or all of its members by a simple majority vote. In addition, the board may grant exceptional compensation (rémunérations exceptionnelles) to individual directors on a case-by-case basis for special and temporary assignments. The board may also authorize the reimbursement of reasonable travel and accommodation expenses, as well as other expenses incurred by directors in the corporate interest. Directors who are employed by the company receive a separate compensation as officers or employees. See "Management—Compensation of Directors and Executive Officers" for a description of our compensation policy for our non-employee directors.

  Board of Directors' Borrowing Powers (Article 15 of the By-laws)

          There are currently no limits imposed by our By-laws on the amounts of loans or borrowings that the board may approve.

  Directors' Age Limits (Article 13 of the By-laws)

          The number of directors who are more than seventy (70) years old may not exceed one-third of the directors in office.

          If this limit is reached, the oldest director will be deemed to have resigned at the end of the annual shareholders' meeting approving the accounts of the year in which this limit has been reached.

  Employee Director Limits

          The number of directors who are also party to employment contracts with the company may not exceed one-third of the directors in office.

  Directors' Share Ownership Requirements

          None.

  Rights, Preferences and Restrictions Attaching to Ordinary Shares

  Dividends (Articles 22 and 23 of the By-laws)

          We may only distribute dividends out of our "distributable profits", plus any amounts held in our reserves that the shareholders decide to make available for distribution, other than those reserves that are specifically required to be maintained by law. "Distributable profits" consist of our unconsolidated net profit in each fiscal year, as increased or reduced by any profit or loss carried forward from prior years, less any contributions to the reserve accounts pursuant to French law (see below under "—Legal Reserve").

  Legal Reserve (Article 22 of the By-laws)

          Pursuant to French law, we must allocate at least 5% of our unconsolidated net profit for each year to our legal reserve fund before dividends may be paid with respect to that year. Such allocation is compulsory until the amount in the legal reserve is equal to 10% of the aggregate par value of our issued and outstanding share capital.

  Approval of Dividends (Article 23 of the By-laws)

          Pursuant to French law, our board of directors may propose a dividend and/or reserve distribution for approval by the shareholders at the annual ordinary general meeting.

          Upon recommendation of our board of directors, our shareholders may decide to allocate all or part of any distributable profits to special or general reserves, to carry them forward to the next fiscal year as retained earnings or to allocate them to the shareholders as dividends. However, dividends may not be distributed when as a result of such distribution our net assets are or would become lower than the amount of the share capital plus the amount of the legal reserves which, under French law, may not be distributed to shareholders.

          Our board of directors may distribute interim dividends after the end of the fiscal year but before the approval of the financial statements for the relevant fiscal year when the interim balance sheet, established during such year and examined by an auditor, reflects that we have earned distributable profits since the close of the last financial year, after recognizing the necessary depreciation and provisions and after deducting prior losses, if any, and the sums to be allocated to reserves, as required by law or the By-laws, and including any retained earnings. The amount of such interim dividends may not exceed the amount of the profit so defined.

          Pursuant to French law, if a dividend is declared we may be required to pay a dividend tax in an amount equal to 3% of the aggregate dividend paid by us.

  Distribution of Dividends (Articles 11 and 23 of the By-laws)

          Dividends are distributed to shareholders proportionally to their shareholding interests. In the case of interim dividends, distributions are made to shareholders on the date set by our board of directors during the meeting in which the distribution of interim dividends is approved. The actual dividend payment date is decided by the shareholders at an ordinary general shareholders' meeting or by our board in the absence of such a decision by the shareholders. Shareholders that own shares on the actual payment date are entitled to the dividend.

          Dividends may be paid in cash or, if the shareholders' meeting so decides, in kind, provided that all the shareholders receive a whole number of assets of the same nature paid in lieu of cash. Our By-laws provide that, subject to a decision of the shareholders' meeting taken by ordinary resolution, each shareholder may be given the choice to receive his dividend in cash or in shares.

  Timing of Payment (Article 23 of the By-laws)

          Pursuant to French law, dividends must be paid within a maximum period of nine months following the end of the relevant fiscal year. An extension of such timeframe may be granted by court order. Dividends that are not claimed within a period of five years after the payment date will be deemed to expire and revert to the French state.

  Voting Rights (Article 11 of the By-laws)

          Each of our ordinary shares entitles its holder to vote and be represented in the shareholders' meetings in accordance with the provisions of French law and of our By-laws. The ownership of a share implies ipso jure adherence to our By-laws and the decisions of the shareholders' meeting.

          In general, each shareholder is entitled to one vote per share at any general shareholders' meeting. The company's major shareholders do not have different voting rights than other shareholders of the company.

          Under French law, treasury shares or shares held by entities controlled by us are not entitled to voting rights and are not taken into account for purposes of quorum calculation.

  Rights to Share in Our Profit (Article 11 of the By-laws)

          Under French law, each ordinary share entitles its holder to a portion of the corporate profits and assets proportional to the amount of share capital represented thereby.

  Rights to Share in the Surplus in the Event of Liquidation (Articles 11 and 28 of the By-laws)

          If we are liquidated, any assets remaining after payment of our debts, liquidation expenses and all of our remaining obligations will first be used to repay in full the par value of our outstanding shares. Any surplus will then be distributed among shareholders proportionally to their shareholding in our company.

  Repurchase and Redemption of Shares

          Under French law, we may acquire our own shares for the following purposes only:

  •
  To decrease our share capital, provided that such decision is not driven by losses and that a purchase offer is made to all shareholders on a pro rata basis, with the approval of the shareholders at the extraordinary general meeting deciding the capital reduction; in this case, the shares repurchased must be cancelled within one month from their repurchase date;

  •
  To provide shares for distribution to employees or managers under a profit-sharing, free share or share option plan; in this case the shares repurchased must be distributed within 12 months from their repurchase or they must be cancelled;

  •
  With a view to using them within two years of their repurchase in payment or in exchange for assets acquired by us; or

  •
  To sell the relevant shares to any shareholder willing to purchase them as part of a process organized by us within five years of their repurchase date.

  No such repurchase of shares may result in us holding, directly or through a person acting on our behalf, more than (i) 10% of our issued share capital in case of repurchase of shares to be provided for distribution to our employees or managers or sale to our shareholders, and (ii) 5% in case of repurchase of shares to be used in payment or in exchange for assets acquired by the company. Shares repurchased by us continue to be deemed "issued" under

    French law but are not entitled to dividends or voting rights so long as we hold them directly or indirectly, and we may not exercise the preemptive rights attached to them.

  Sinking Fund Provisions

          Our By-laws do not provide for any sinking fund provisions.

  Liability to Further Capital Calls

          Shareholders are liable for corporate liabilities only up to the par value of the shares they hold; they are not liable to further capital calls.

  Requirements for Holdings Exceeding Certain Percentages

          There are no such requirements, except as described under "—Form, Holding and Transfer of Shares—Ownership of Shares by Non-French Persons".

  Actions Necessary to Modify Shareholders' Rights

          Shareholders' rights may be modified as allowed by French law. Only the extraordinary shareholders' meeting is authorized to amend any and all provisions of our By-laws. It may not, however, increase any of the shareholders' commitments without the prior approval of each shareholder.

  Special Voting Rights of Warrant Holders

          Under French law, the holders of warrants of the same class (i.e., warrants that were issued at the same time and with the same rights), including employee warrants, are entitled to vote as a separate class at a general meeting of that class of warrant holders under certain circumstances, principally in connection with any proposed modification of the terms and conditions of the class of warrants or any proposed issuance of preferred shares or any modification of the rights of any outstanding class or series of preferred shares.

  Rules for Admission to and Calling Annual Shareholders' Meetings and Extraordinary Shareholders' Meetings

  Access to, Participation in and Voting Rights at Shareholders' Meetings

          Shareholders' meetings are composed of all shareholders whose shares are paid up and for whom a right to attend shareholders' meetings is established by registration of the shares in an account in the name of the shareholder on the day of the meeting.

          Shareholders participating via video-conferencing or other means of telecommunications contemplated by law and regulation that allow identification are deemed present for the calculation of quorum and majority requirements at shareholders' meetings. The board of directors organizes, in accordance with legal and regulatory requirements, the participation and vote of these shareholders at the meeting, assuring, in particular, the effectiveness of the means of identification.

          Any shareholder may, in accordance with legal and regulatory requirements, vote by mail or grant a proxy to his/her spouse, his/her partner with whom he/she has entered into a civil union or another shareholder for physical persons, or to any person for legal entities. Shareholders may, in accordance with legal and regulatory requirements, send their vote or proxy either by hard copy or via telecommunications means, being specified that their votes must be received at least three days prior to the meeting for hard copies and on the day before the meeting at 3 p.m. Paris time at the latest, for electronic votes by email, and their proxy no later than on the date of the meeting if granted to a designated person or no later than on the day before the meeting at 3 p.m. Paris time for proxies without a designated attorney and therefore granted to the chairman of the meeting.

          Shareholders sending their vote within such time limit, using the form provided to them by us to this effect, are deemed present or represented at the meeting.

          The voting by correspondence form addressed by a shareholder is only valid for a single meeting or for successive meetings convened with the same agenda.

          To better understand the voting rights of the ADSs, you should carefully read "Description of American Depositary Shares—Voting Rights".

  Notice of Annual Shareholders' Meetings

          Shareholders' meetings are convened by our board of directors, or, failing that, by the statutory auditors, or by a court appointed agent or liquidator in certain circumstances, or by the majority shareholder in capital or voting rights following a change in control. Meetings are held at our registered offices or at any other location indicated in the convening notice.

          A first convening notice must be published in the French Journal of Mandatory Statutory Notices (Bulletin des Annonces Légales Obligatoires (BALO)) at least 35 days prior to the meeting. Such notice must include, in particular, the meeting's agenda and the draft resolutions to be submitted to the shareholders.

          Subject to limited exceptions provided by French law, additional convening notices must be given at least 15 days before the date of the meeting, by means of a notice inserted in both the French BALO and a legal announcement bulletin of the registered office department of the company. Further, the shareholders holding registered shares for at least a month at the time of the latest insertion of the notices shall be summoned individually, by regular letter or by registered letter if the shareholders so request and include an advance of expenses, sent to their last known address. This notice to registered shareholders may also be transmitted by electronic means of telecommunication, in lieu of any such mailing, to any relevant shareholder requesting it beforehand by registered letter with acknowledgement of receipt in accordance with legal and regulatory requirements, specifying his e-mail address. When the attendees of the shareholders' meeting cannot deliberate due to the lack of the required quorum, the second meeting must be called at least ten days in advance in the same manner as used for the first notice.

          All notices to the shareholders must further specify the conditions under which the shareholders may vote by correspondence.

  Agenda and Conduct of Annual Shareholders' Meetings

          The agenda of the shareholders' meeting shall appear in the notice to convene the meeting and is set by the author of the notice. The shareholders' meeting may only deliberate on the items on the agenda except for the removal of directors and the appointment of their successors, which may be put to vote by any shareholder during any shareholders' meeting. One or more shareholders representing the percentage of share capital required by French law, and acting in accordance with legal requirements and within applicable time limits, may request the inclusion of items or proposed resolutions on the agenda.

          Shareholders' meetings will be chaired by the chairman of the board of directors or, in his or her absence, by the managing director, a deputy managing director if he or she is a director or by a director appointed for this purpose by the board, and in all other cases, the meeting itself will elect a chairman. Vote counting will be performed by the two members of the meeting who are present and accept such duties, who represent, either on their own behalf or as proxies, the greatest number of votes.

  Ordinary Shareholders' Meeting

          Ordinary shareholders' meetings are those meetings called to make any and all decisions that do not result in a modification of our By-laws. An ordinary shareholders' meeting shall be convened at least once a year within six months of the end of each fiscal year in order to approve the annual and consolidated accounts for the relevant fiscal year or, in case of postponement, within the period established by court order. Upon first notice, the meeting may validly deliberate only if the shareholders present or represented by proxy or voting by mail represent at least one-fifth of the shares entitled to vote. Upon second notice, no quorum is required. Decisions are made by a majority of the votes held by the shareholders present, represented by proxy, or voting by mail. Abstentions will have the same effect as a "no" vote.

  Extraordinary Shareholders' Meeting

          Only an extraordinary shareholders' meeting is authorized to amend our By-laws. It may not, however, increase shareholders' commitments without the approval of each shareholder. Subject to the legal provisions governing share capital increases from reserves, profits or share premiums, the resolutions of the extraordinary meeting will be valid only if the shareholders present, represented by proxy or voting by mail represent at least one-fourth of all shares entitled to vote upon first notice, or one-fifth upon second notice. If the latter quorum is not reached, the second meeting may be postponed to a date no later than two months after the date for which it was initially called. Decisions are made by a two-thirds majority vote of the shareholders present, represented by proxy, or voting by mail. Abstentions will have the same effect as a "no" vote.

          In addition to the right to obtain certain information regarding us at any time, any shareholder may, from the date on which a shareholders' meeting is convened until the fourth business day preceding the date of the shareholders' meeting, submit written questions relating to the agenda for the meeting to our board of directors. Our board is required to respond to these questions during the meeting.

  Provisions Having the Effect of Delaying, Deferring or Preventing a Change in Control of the Company

          Provisions contained in our By-laws and the corporate laws of France, the country in which we are incorporated, could make it more difficult for a third party to acquire us, even if doing so might be beneficial to our shareholders. These provisions include the following:

  •
  Provisions of French law allowing the owner of 95% of the share capital or voting rights of a public company to force out the minority shareholders following a tender offer made to all shareholders are only applicable to companies listed on the main French stock exchange and will therefore not be applicable to us unless we dual-list in France;

  •
  A merger (i.e., in a French law context, a stock for stock exchange after which our company would be dissolved into the acquiring entity and our shareholders would become shareholders of the acquiring entity) of our company into a company incorporated in the European Union would require the approval of our board of directors, as well as a two-thirds majority of the votes held by the shareholders present, represented by proxy or voting by mail at the relevant meeting;

  •
  A merger of our company into a company incorporated outside of the European Union would require the unanimous approval of our shareholders;

  •
  Under French law, a cash merger is treated as a share purchase and would require the consent of each participating shareholder;

  •
  Our shareholders have granted and may grant in the future our board of directors broad authorizations to increase our share capital or to issue additional ordinary shares or other securities (for example, warrants) to our shareholders, the public or qualified investors, including as a possible defense following the launching of a tender offer for our shares;

  •
  Our shareholders have preferential subscription rights proportional to their shareholding in the company on the issuance by us of any additional shares or securities giving right, immediately or in the future, to new shares for cash or a set-off of cash debts, which rights may only be waived by the extraordinary general meeting (by a two-thirds majority vote) of our shareholders or on an individual basis by each shareholder;

  •
  Our board of directors has the right to appoint directors to fill a vacancy created by the resignation or death of a director, subject to the approval by the shareholders of such appointment at the next shareholders' meeting, which prevents shareholders from having the sole right to fill vacancies on our board of directors;

  •
  Our board of directors can only be convened by its chairman or, when no board meeting has been held for more than two consecutive months, by directors representing at least one-third of the total number of directors;

  •
  Our board of directors meetings can only be regularly held if at least half of the directors attend either physically or by way of videoconference or teleconference enabling the directors' identification and ensuring their effective participation in the board's decisions;

  •
  Under French law, residents outside of France as well as any French entity controlled by non-French residents may have to file an administrative notice with French authorities in connection with a direct or indirect investment in us, as defined by administrative rulings; see "Limitations Affecting Shareholders of a French Company";

  •
  Approval of at least a majority of the votes held by shareholders present, represented by a proxy, or voting by mail at the relevant ordinary shareholders' general meeting is required to remove directors with or without cause;

  •
  Advance notice is required for nominations to the board of directors or for proposing matters to be acted upon at a shareholders' meeting, except that a vote to remove and replace a director can be proposed at any shareholders' meeting without notice; and

  •
  Pursuant to French law, our By-laws, including the sections relating to the number of directors and election and removal of a director from office, may only be modified by a resolution adopted by a two-thirds majority of the votes of our shareholders present, represented by a proxy or voting by mail at the meeting.

  Declaration of Crossing Ownership Thresholds

          None except as described under "—Form, Holding and Transfer of Shares—Ownership of Shares by Non-French Persons".

  Changes in Share Capital

  Increases in Share Capital

          Pursuant to French law, our share capital may be increased only with shareholders' approval at an extraordinary general shareholders' meeting following the recommendation of our board of directors. The shareholders may delegate to our board either the authority (délégation de compétence) or the power (délégation de pouvoir) to carry out any increase in share capital.

          Increases in our share capital may be effected by:

  •
  Issuing additional shares;

  •
  Increasing the par value of existing shares;

  •
  Creating a new class of equity securities; and

  •
  Exercising the rights attached to securities giving access to the share capital.

          Increases in share capital by issuing additional securities may be effected through one or a combination of the following:

  •
  Issuances in consideration for cash;

  •
  Issuances in consideration for assets contributed in kind;

  •
  Issuances through an exchange offer;

  •
  Issuances by conversion of previously issued debt instruments;

  •
  Issuances by capitalization of profits, reserves or share premium; and

  •
  Subject to certain conditions, issuances by way of offset against debt incurred by us.

          Decisions to increase the share capital through the capitalization of reserves, profits and/or share premium require shareholders' approval at an extraordinary general shareholders' meeting, acting under the quorum and majority requirements applicable to ordinary shareholders' meetings. Increases in share capital effected by an increase in the par value of shares require unanimous approval of the shareholders, unless effected by capitalization of reserves, profits or share premium. All other capital increases require shareholders' approval at an extraordinary general shareholders' meeting acting under the regular quorum and majority requirements for such meetings.

  Reduction in Share Capital

          Pursuant to French law, any reduction in our share capital requires shareholders' approval at an extraordinary general shareholders' meeting following the recommendation of our board of directors. The share capital may be reduced either by decreasing the par value of the outstanding shares or by reducing the number of outstanding shares. The number of outstanding shares may be reduced by the repurchase and cancellation of shares. Holders of each class of shares must be treated equally unless each affected shareholder agrees otherwise.

  Preferential Subscription Right

          According to French law, if we issue additional shares or securities giving right, immediately or in the future, to new shares for cash, current shareholders will have preferential subscription rights to these securities on a pro rata basis. Preferential subscription rights entitle the individual or entity that holds them to subscribe proportionally to the number of shares held by them to the issuance of any securities increasing, or that may result in an increase of, our share capital by means of a cash payment or a set-off of cash debts. The preferential subscription rights are transferable during the subscription period relating to a particular offering.

          The preferential subscription rights with respect to any particular offering may be waived at an extraordinary general meeting by a two thirds vote of our shareholders or individually by each shareholder. Our board of directors and our independent auditors are required by French law to present reports to the shareholders' meeting that specifically address any proposal to waive the preferential subscription rights.

          In accordance with French law, at the extraordinary general shareholders' meeting held on June 1, 2016, our current shareholders have waived their preferential subscription rights with respect to this offering.

          In the future, to the extent permitted under French law, we may seek, during an extraordinary general shareholders' meeting, the approval of the shareholders to waive their preferential subscription rights in order to authorize the board of directors to issue additional shares and/or other securities convertible or exchangeable into shares.

  Form, Holding and Transfer of Shares

  Form of Shares

          Each share of the company is in registered or bearer form at the relevant shareholder's choice.

          Further, in accordance with applicable laws, we may request at any time from the central depositary responsible for holding our shares, the information referred to in Article L. 228-2 of the French Commercial Code. Thus, we are, in particular and at any time, entitled to request the name and the year of birth or, in the case of a legal entity, the corporate name and the year of incorporation, citizenship and address of holders of securities conferring immediately or in the future voting rights at its general shareholders' meeting and the amount of securities owned by each of them and, as the case may be, the restrictions that may impact the securities.

  Holding of Shares

          In accordance with French law concerning the "dematerialization" of securities, the ownership rights of shareholders are represented by book entries instead of share certificates. Shares are registered in individual accounts maintained by us or by a representative appointed by us. Each shareholder's account shows the name of the relevant shareholder and number of shares held.

  Ownership of Shares by Non-French Persons

          Neither the French Commercial Code nor our By-laws presently impose any restrictions on the right of non-French residents or non-French shareholders to own and vote shares. However, residents outside of France, as well as any French entity controlled by non-French residents, must file an administrative notice with French authorities in connection with their direct and indirect foreign investments in us, including through ownership of ADSs, on the date a binding purchase agreement is executed or a tender offer is made public. Under existing administrative rulings, the following transactions qualify as foreign investments in us:

  •
  Any transaction carried out on our capital by a non-French resident provided that after the transaction the cumulative amount of the capital or the voting rights held by non-French residents exceeds 33.33% of our capital or voting rights;

  •
  Any transaction mentioned above carried out by a corporation incorporated under French law whose capital or voting rights are held for more than 33.33% by non-French residents;

  •
  Any transaction carried out abroad resulting in a change of the controlling shareholder of a corporation incorporated under a foreign law that holds a shareholding or voting rights in us if our capital or voting rights are held for more than 33.33% by non-French residents;

  •
  Loans and guarantees granted by a corporation incorporated under foreign laws to us in amounts evidencing control over our financing; and

  •
  Patent licenses granted by a corporation incorporated under foreign laws or management or technical assistance agreements with such corporation that place us in a dependent position vis-à-vis such party or its group.

          Violation of this administrative notice requirement is sanctioned by a fine of €750. This amount may be multiplied by five if the violation is made by a legal entity.

          Additionally, residents outside of France must file a declaration for statistical purposes with French authorities within twenty working days after the settlement date of certain direct foreign investments in us, including any purchase of our ADSs. In particular, such filings are required in connection with investments exceeding EUR 15,000,000 that lead to the acquisition of more than 10% of our company's outstanding ordinary shares or cross the 10% threshold of shareholding. Violation of this filing requirement may be sanctioned by five years of imprisonment and a fine of up to twice the amount of the relevant investment. This amount may be multiplied by five if the violation is made by a legal entity.

          Moreover, certain foreign investments in companies incorporated under French laws are subject to the prior authorization from the French Minister of the Economy, where all or part of the target's business and activity relate to a strategic sector, such as energy, transportation, public health, telecommunications, etc.

  Assignment and Transfer of Shares

          Shares are freely negotiable, subject to applicable legal and regulatory provisions.

Securities Exercisable for Ordinary Shares

          See "Management—Equity Incentives" for a description of securities granted by our board of directors to our directors, executive officers, employees and other service providers.

Registration Rights

          After the completion of this offering, certain shareholders will be entitled to rights with respect to the registration of their Registrable Securities (as described under "Related Party Transactions—Shareholder Agreement") under the Securities Act. These registration rights are contained in the Shareholder Agreement and are described in additional detail below. We will not be obligated to register any securities pursuant to any demand registration rights or Form F-3 or Form S-3 (as applicable) registration rights if the holder of such securities is able to sell all of the securities for which it requests registration without volume limitations or other restrictions on transfer pursuant to Rule 144 or Rule 145 of the Securities Act, or during the 90-day period following the effective date of a Company-initiated registration (or ending on the subsequent date on which the holdback period applicable to the offering has terminated, as further described in the Shareholder Agreement). We will pay the registration expenses (other than underwriting discounts and applicable selling commissions) of the holders of the Company Securities registered pursuant to the registrations described below, subject to certain limitations.

          With respect to each holder of Registrable Securities, the registration rights described below will terminate on the earlier of (i) such date on which all Registrable Securities held or entitled to be held upon conversion by such holder may immediately be sold under Rule 144 without volume limitations or other restrictions on transfer, and the Registrable Securities beneficially owned by such holder, together with its affiliates, represent less than one percent of our ordinary shares or equity securities representing our ordinary shares (including the ADRs) and (ii) the seven-year anniversary of the date this offering is completed.

  Demand Registration Rights

          After the completion of this offering, the holders of 18,287,958 of our ordinary shares will be entitled to certain demand registration rights. At any time after the effective date of this offering, certain existing shareholders can request that we register the offer and sale of their securities, subject to certain volume, timing and other limitations.

  Piggyback Registration Rights

          After the completion of this offering, if we propose to register, or receive a demand to register, the offer and sale of any of our securities under the Securities Act, in connection with the public offering of such securities, the holders of 18,287,958 of our ordinary shares will be entitled to certain "piggyback" registration rights allowing these shareholders to include their securities in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, these shareholders are entitled to notice of the registration and have the right, subject to certain volume and other limitations.

  Shelf Registration Rights

          After the completion of this offering, the holders of 18,287,958 of our ordinary shares may make a written request that we register the offer and sale of their securities on Form F-3 or Form S-3 (as applicable) if we are eligible to file a registration statement on such Form, subject to certain volume, timing and other limitations.

Shareholder Agreement

          For a description of our Shareholder Agreement that we have entered into with entities affiliated with our Major Shareholders, see "Related Party Transactions—Shareholder Agreement".

Differences in Corporate Law

          The laws applicable to French sociétés anonymes differ from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain differences between the provisions of the French Commercial Code applicable to us and the Delaware General Corporation Law relating to shareholders' rights and protections. This summary is not intended to be a complete discussion of the respective rights and it is qualified in its entirety by reference to Delaware law and French law.

	France	Delaware
Number of Directors	Under French law, a société anonyme must have at least three and may have up to 18 directors. The number of directors is fixed by or in the manner provided in the by-laws.	Under Delaware law, a corporation must have at least one director and the number of directors shall be fixed by or in the manner provided in the certificate of incorporation or by-laws.
Director Qualifications
Under French law, a corporation may prescribe qualifications for directors under its by-laws. In addition, under French law, members of a board of directors of a corporation may be legal entities, and such legal entities may designate an individual to represent them and to act on their behalf at meetings of the board of directors.
Under Delaware law, a corporation may prescribe qualifications for directors under its certificate of incorporation or by-laws. Under Delaware law, only individuals may be members of a corporation's board of directors.

	France	Delaware
Removal of Directors	Under French law, directors may be removed from office, with or without cause, at any shareholders' meeting without notice or justification, by a simple majority vote.	Under Delaware law, unless otherwise provided in the certificate of incorporation, directors may be removed from office, with or without cause, by a majority stockholder vote, though in the case of a corporation (1) whose board is classified, stockholders may effect such removal only for cause (unless the certificate of incorporation provides otherwise), or (2) who has cumulative voting, if less than the entire board is to be removed, no director may be removed without cause if the votes cast against such director's removal would be sufficient to elect such director if then cumulatively voted at an election of the entire board of directors, or, if there are classes of directors, at an election of the class of directors of which such director is a part.
Vacancies on the Board of Directors
Under French law, vacancies on the board of directors resulting from death or a resignation, provided that at least three directors remain in office, may be filled by a majority of the remaining directors pending ratification by the next shareholders' meeting.
Under Delaware law, unless the certificate of incorporation or by-laws provide otherwise, vacancies on a corporation's board of directors, including those caused by an increase in the number of directors, may be filled by stockholders or by a majority of the remaining directors.

	France	Delaware
Annual General Meeting	Under French law, the annual general meeting of shareholders shall be held at such place, on such date and at such time as decided each year by the board of directors and notified to the shareholders in the convening notice of the annual meeting, within six months after the close of the relevant fiscal year unless such period is extended by court order.	Under Delaware law, the annual meeting of stockholders shall be held at such place, on such date and at such time as may be designated from time to time by the board of directors or as provided in the certificate of incorporation or by the by-laws, provided that the court may order an annual meeting upon the application of a director or stockholder if a corporation has not held a meeting within 30 days of a date designated for the meeting or within 13 months after the latest of the company's organization, the last annual meeting or the last action by written consent to elect directors.
General Meeting
Under French law, general meetings of the shareholders may be called by the board of directors or, failing that, by the statutory auditors, or by a court appointed agent or liquidator in certain circumstances, or by the majority shareholder in capital or voting rights following a public tender offer or exchange offer or the transfer of a controlling block on the date decided by the board of directors or the relevant person.
Under Delaware law, special meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the by-laws.

	France	Delaware
Notice of General Meetings

A first convening notice must be published in the French Journal of Mandatory Statutory Notices (BALO) at least 35 days prior to the meeting. Subject to limited exceptions provided by French law, additional convening notices must be given at least 15 days before the date of the meeting, by means of a notice inserted in both the French BALO and a legal announcement bulletin of the registered office department of the company. Further, the shareholders holding registered shares for at least a month at the time of the latest insertion of the notices shall be summoned individually, by regular letter or by registered letter if the shareholders so request and include an advance of expenses, sent to their last known address. This notice to registered shareholders may also be transmitted by electronic means of telecommunication, in lieu of any such mailing, to any relevant shareholder requesting it beforehand by registered letter with acknowledgement of receipt in accordance with legal and regulatory requirements, specifying his e-mail address. When the shareholders' meeting cannot deliberate due to the lack of required quorum, the second meeting must be called at least ten calendar days in advance in the same manner as used for the first notice. The notice shall specify the name of the company, its legal form, share capital, registered office address, registration number with the French Registry of commerce and companies, the place, date, hour and agenda of the meeting and its nature (ordinary or extraordinary meeting).

	France	Delaware
	The meeting notice must indicate the conditions under which the shareholders may vote by correspondence and the places and conditions in which they can obtain voting forms by mail.	Under Delaware law, unless otherwise provided in the certificate of incorporation or by-laws, written notice of any meeting of the stockholders generally must be given to each stockholder entitled to vote at the meeting not less than 10 nor more than 60 days before the date of the meeting and shall specify the place, date, hour, and (in the case of a special meeting of stockholders) purpose or purposes of the meeting.
Proxy
Under French law, any shareholder may attend the meetings and vote (1) in person, or (2) by granting a proxy to his/her spouse, his/her partner with whom he/she has entered into a civil union or to another shareholder for physical persons or to any person for legal entities, or (3) by sending a proxy to us without indication of the beneficiary (in which case, such proxy shall be cast in favor of the resolutions supported by the board of directors), or (4) by correspondence, or by videoconference or another means of telecommunication allowing identification of the relevant shareholder in accordance with applicable laws. The proxy is only valid for a single meeting or successive meeting convened with the same agenda. It can also be granted for two meetings, one ordinary, the other extraordinary, held within a period of fifteen days.
Under Delaware law, at any meeting of stockholders, a stockholder may designate another person to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period.

	France	Delaware
Shareholder action by written consent	Under French law, shareholders' action by written consent is not permitted in a société anonyme.	Under Delaware law, unless otherwise provided in a corporation's certificate of incorporation, stockholders may act by written consent signed by stockholders having the minimum number of votes that would be necessary to take such action at a meeting at which all shares entitled to vote thereon were present and voted.
Preemptive Rights
Under French law, in case of issuance of additional shares or other securities giving right, immediately or in the future, to new shares for cash or set-off against cash debts, the existing shareholders have preferential subscription rights to these securities on a pro rata basis unless such rights are waived by a two-thirds majority of the votes held by the shareholders present, represented by proxy or voting by mail at the extraordinary meeting deciding or authorizing the capital increase. In case such rights are not waived by the extraordinary general meeting, each shareholder may individually either exercise, assign or not exercise its preferential rights.
Under Delaware law, unless otherwise provided in a corporation's certificate of incorporation, a stockholder does not, by operation of law, possess preemptive rights to subscribe to additional issuances of the corporation's stock.

	France	Delaware
Sources of Dividends

Under French law, dividends may only be paid by a French société anonyme out of "distributable profits", plus any distributable reserves and "distributable premium" that the shareholders decide to make available for distribution, other than those reserves that are specifically required by law.

"Distributable profits" consist of the unconsolidated net profits of the relevant corporation for each fiscal year, as increased or reduced by any profit or loss carried forward from prior years.

"Distributable premium" refers to the contribution paid by the shareholders in addition to the par value of their shares for their subscription that the shareholders decide to make available for distribution.

Except in the case of a share capital reduction, no distribution can be made to the shareholders when the net equity is, or would become, lower than the amount of the share capital plus the reserves which cannot be distributed in accordance with the law or the by-laws.

Under Delaware law, subject to any restrictions under a corporation's certificate of incorporation, dividends may be paid by a Delaware corporation either out of (1) surplus or (2) in case there is no surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year, except when the Delaware statutory capital is diminished by depreciation in the value of its property, or by losses, or otherwise, to an amount less than the aggregate amount of capital represented by issued and outstanding stock having a preference on the distribution of assets.

	France	Delaware
Repurchase of Shares

Under French law, a private corporation (which our company will be for French law purposes for so long as it is listed in the United States only) may acquire its own shares for the following purposes only:

•

To decrease its share capital, provided that such decision is not driven by losses and that a purchase offer is made to all shareholders on a pro rata basis, with the approval of the shareholders at the extraordinary general meeting deciding the capital reduction;

•

With a view to distributing within one year of their repurchase the relevant shares to employees or managers under a profit-sharing, restricted free share or share option plan, not to exceed 10% of the share capital;

•

In payment or in exchange for assets acquired by the corporation within two years of their repurchase, not to exceed 5% of the share capital;

•

To sell the relevant shares to any shareholders willing to purchase them as part of a process organized by the corporation within five years, not to exceed 10% of the share capital.

Under Delaware law, a corporation may generally redeem or repurchase shares of its stock unless the Delaware statutory capital of the corporation is impaired or such redemption or repurchase would impair the capital of the corporation.

	France	Delaware
Liability of Directors and Officers	Under French law, the by-laws may not include any provisions limiting the liability of directors.

Under Delaware law, a corporation's certificate of incorporation may generally include a provision eliminating or limiting the personal liability of a director to the corporation and its stockholders for damages arising from a breach of fiduciary duty as a director. However, no provision can limit the liability of a director for:

•

Any breach of the director's duty of loyalty to the corporation or its stockholders;

•

Acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•

Intentional or negligent payment of unlawful dividends or stock purchases or redemptions; or

•

Any transaction from which the director derives an improper personal benefit.

Voting Rights
	French law provides that, unless otherwise provided in the by-laws of a private corporation (which our company will be for French law purposes for so long as it is listed in the United States only), each shareholder is entitled to one vote for each share of capital stock held by such shareholder.	Delaware law provides that, unless otherwise provided in the certificate of incorporation, each stockholder is entitled to one vote for each share of capital stock held by such stockholder.

	France	Delaware
Shareholder Vote on Certain Transactions

Generally, under French law, completion of a merger or dissolution requires:

•

The approval of the board of directors; and

•

The approval by a two-thirds majority of the votes held by the shareholders present, represented by proxy or voting by mail at the relevant meeting, or in the case of a merger with a non-EU company, approval of all the shareholders of the corporation.

Generally, under Delaware law, unless the certificate of incorporation provides for the vote of a larger portion of the stock or under other certain circumstances, completion of a merger, consolidation, sale, lease or exchange of all or substantially all of a corporation's assets or dissolution requires:

•

The approval of the board of directors; and

•

Approval by the vote of the holders of a majority of the outstanding stock or, if the certificate of incorporation provides for more or less than one vote per share, a majority of the votes of the outstanding stock of a corporation entitled to vote on the matter.

	France	Delaware
Dissent or Dissenters' Appraisal Rights	French law does not provide for any such right but provides that a merger is subject to shareholders' approval by a two-thirds majority vote as stated above.

Under Delaware law, a holder of shares of any class or series has the right, in specified circumstances, to dissent from a merger or consolidation by demanding payment in cash for the stockholder's shares equal to the fair value of those shares, as determined by the Delaware Court of Chancery in an action timely brought by the corporation or a dissenting stockholder. Unless otherwise provided in the certificate of incorporation, Delaware law grants these appraisal rights only in the case of mergers or consolidations and not in the case of a sale or transfer of assets or a purchase of assets for stock. Further, no appraisal rights are available for shares of any class or series that is listed on a national securities exchange or held of record by more than 2,000 stockholders, unless the agreement of merger or consolidation requires the holders to accept for their shares anything other than:

•

Shares of stock of the surviving corporation;

•

Shares of stock of another corporation that are either listed on a national securities exchange or held of record by more than 2,000 stockholders;

•

Cash in lieu of fractional shares of the stock described in the two preceding bullet points; or

•

Any combination of the above.

In addition, appraisal rights are not available to holders of shares of the surviving corporation in specified mergers that do not require the vote of the stockholders of the surviving corporation.

	France	Delaware
Standard of Conduct for Directors	French law does not contain specific provisions setting forth the standard of conduct of a director. However, directors have a duty to act without self-interest, on a well-informed basis and they cannot make any decision against a corporation's corporate interest (intérêt social).	Delaware law does not contain specific provisions setting forth the standard of conduct of a director. The scope of the fiduciary duties of directors is generally determined by the courts of the State of Delaware. In general, directors have a duty to act loyally, on a well-informed basis and in a manner they reasonably believe to be in the best interest of the stockholders.
Shareholder Suits

French law provides that a shareholder, or a group of shareholders, may initiate a legal action to seek indemnification from the directors of a corporation in the corporation's interest if it fails to bring such legal action itself. If so, any damages awarded by the court are paid to the corporation and any legal fees relating to such action are borne by the relevant shareholder or the group of shareholders.

The plaintiff must remain a shareholder throughout the duration of the legal action.

There is no other case where shareholders may initiate a derivative action to enforce a right of a corporation.

A shareholder may alternatively or cumulatively bring an individual legal action against the directors, provided he has suffered distinct damages from those suffered by the corporation. In this case, any damages awarded by the court are paid to the relevant shareholder.

Under Delaware law, a stockholder may initiate a derivative action to enforce a right of a corporation if the corporation fails to enforce the right itself. The complaint must:

•

State that the plaintiff was a stockholder at the time of the transaction of which the plaintiff complains or that the plaintiff's shares thereafter devolved on the plaintiff by operation of law; and

•

Allege with particularity the efforts made by the plaintiff to obtain the action the plaintiff desires from the directors and the reasons for the plaintiff's failure to obtain the action; or

•

State the reasons for not making the effort.

Additionally, the plaintiff must remain a stockholder through the duration of the derivative suit. The action will not be dismissed or settled without the approval of the Delaware Court of Chancery.

Stockholders can also under some circumstances bring "direct" claims that belong only to the stockholder to challenge directors' conduct.

	France	Delaware
Amendment of Certificate of Incorporation

Unlike companies incorporated under Delaware law, the organizational documents of which comprise both a certificate of incorporation and by-laws, companies incorporated under French law only have by-laws (statuts) as organizational documents.

As indicated in the paragraph below, only the extraordinary shareholders' meeting is authorized to adopt or amend the by-laws under French law.

Under Delaware law, generally a corporation may amend its certificate of incorporation if:

•

Its board of directors has adopted a resolution setting forth the amendment proposed and declared its advisability, and

•

The amendment is adopted by the affirmative votes of a majority (or greater percentage as may be specified by the corporation) of the voting power of the outstanding shares entitled to vote on the amendment and a majority (or greater percentage as may be specified by the corporation) of the voting power of the outstanding shares of each class or series of stock, if any, entitled to vote on the amendment as a class or series.

Amendment of By-laws	Under French law, only the extraordinary shareholders' meeting is authorized to adopt or amend the by-laws.
Under Delaware law, the stockholders entitled to vote have the power to adopt, amend or repeal by-laws. A corporation may also confer, in its certificate of incorporation, that power upon the board of directors.

History of Security Issuances

          As of March 31, 2016, our outstanding share capital consisted of a total of 22,721,855 shares, with nominal value €0.08 per share, all issued and outstanding, divided into:

  •
  3,989,442 ordinary shares;

  •
  1,365,301 series B preferred shares;

  •
  1,374,961 series C preferred shares;

  •
  462,963 series C Prime preferred shares;

  •
  3,409,090 series D preferred shares;

  •
  1,660,009 series E preferred shares;

  •
  253,836 series E Prime preferred shares;

  •
  6,808,562 series F preferred shares;

  •
  1,542,271 series G preferred shares; and

  •
  1,855,420 series H preferred shares.

As of March 31, 2016 approximately:

  •
  5,705,492, or 25%, of our outstanding ordinary shares, on an as-converted basis (assuming the conversion of all of our outstanding preferred shares held by our preferred shareholders residents in the United States on a one-to-one basis into an aggregate of 4,637,391 ordinary shares immediately prior to the completion of this offering), were held of record by 27 residents of the United States; and

  •
  9,844,442, or 43%, of our outstanding ordinary shares, on an as-converted basis (assuming the conversion of all of our outstanding preferred shares held by our preferred shareholders residents in France on a one-to-one basis into an aggregate of 8,193,035 ordinary shares immediately prior to the completion of this offering), were held of record by 18 residents of France. Under French law, our By-laws set forth only our issued and outstanding share capital as of the date of the By-laws. Our fully diluted share capital represents all issued and outstanding shares, as well as all potential shares which may be issued upon exercise of outstanding employee warrants (BSPCE), share options and employee warrants (BSA), as approved by our shareholders and granted by our board of directors.

          Pursuant to their respective terms, immediately prior to the completion of this offering, each outstanding series B, series C, series C Prime, series D, series E Prime, series F, series G and series H preferred share will convert into one ordinary share. As a result, upon closing of this offering, our outstanding share capital will consist of 27,971,855 ordinary shares (or 28,428,707 ordinary shares if the underwriters exercise their option to purchase in full), nominal value €0.08 per share, will be issued and outstanding.

Changes to Our Share Capital

          Since January 1, 2013, the following events have changed the number and classes of our issued and outstanding shares:

  •
  On June 28, 2013, we issued 109,191 ordinary shares at par value (€0.08 per share), representing a total subscription amount equal to €8,735.28.

  •
  On December 2, 2013, we issued 694,444 series F preferred shares with warrants attached, representing a total subscription amount equal to €3,629,316.32 (issue premium included).

  •
  On December 17, 2013, we issued 428,887 ordinary shares at par value (€0.08 per share), representing a total subscription amount equal to €34,301.02.

  •
  On December 17, 2013, we issued 1,750,565 series H preferred shares with two warrants attached, representing a total subscription amount equal to €14,704,749.15 (issue premium included).

  •
  On December 17, 2013, we issued 1,111,111 series G preferred shares at par value (€0.08 per share), as a result of the conversion of 8,888,888 bonds redeemable into series G preferred shares, representing a total subscription amount equal to €9,155,554.64 (issue premium included).

  •
  On June 25, 2015, we approved the issuance of 111,111 series G preferred shares, at par value (€0.08 per share), as a result of the exercise of warrants for preferred G shares, representing a total subscription amount equal to €8,888.88.

  •
  On June 25, 2015, we approved the issuance of (i) 104,855 series H preferred shares at a price of €8.40 each (issue premium included), representing a total subscription amount equal to €880,782 (issue premium included), (ii) 46,651 ordinary shares at a price of €9.44 each (issue premium included), representing a total subscription amount equal to €

    440,391.34 (issue premium included) and (iii) of 110,281 ordinary shares at par value (€0.08 per share) representing a total subscription amount equal to €8,822.48.

          In addition, we issued the following fully-paid ordinary shares upon exercise of employee share options, employee warrants (BSPCE) and employee warrants (BSA):

  •
  During the year ended December 31, 2015, we issued an aggregate of 34,529 ordinary shares pursuant to the exercise of employee warrants (BSPCE) and employee share options at exercises prices ranging from €1.76 to €8.40 per share;

  •
  During the year ended December 31, 2014, we issued an aggregate of 85,599 ordinary shares pursuant to the exercise of employee warrants (BSPCE) and employee share options at exercises prices ranging from €1.76 to €4.56 per share; and

  •
  During the year ended December 31, 2013, we issued an aggregate of 177,548 ordinary shares pursuant to the exercise of employee warrants (BSA), employee warrants (BSPCE) and employee share options at exercises prices ranging from €1.76 to €4.56 per share.

          All categories of preferred shares will convert into ordinary shares immediately prior to completion of this offering. Each share is entitled to one vote on all matters submitted to our shareholders.

Legal Name; Formation; Fiscal Year; Registered Office

          Our legal and commercial name is Talend S.A. We were organized as an S.A.S. under the laws of the French Republic on September 19, 2005 and subsequently converted into an S.A. on April 14, 2006. We are registered with the French Commerce and Companies Register under the number 484 175 252 RCS Nanterre. Our registered office is located at 9, rue Pages, 92150 Suresnes, France. Our telephone number at this address is +33 (0) 1 46 25 06 00. Our main place of business in the United States is located at 800 Bridge Parkway, Suite 200, Redwood City, CA 94065. Our telephone number at this address is (650) 539-3200. Our agent for service of process in the United States is our wholly-owned subsidiary, Talend, Inc., a Delaware corporation, located at 800 Bridge Parkway, Suite 200, Redwood City, CA 94065. Our fiscal year ends December 31.

Listing

          We have applied to list the ADSs on the NASDAQ Global Market under the symbol "TLND".

Transfer Agent and Registrar

          Upon the closing of this offering, the transfer agent and registrar for the ADSs will be JPMorgan Chase Bank, N.A. The transfer agent and registrar for our ordinary shares will be BNP Paribas Securities Services.

 LIMITATIONS AFFECTING SHAREHOLDERS OF A FRENCH COMPANY

Ownership of ADSs or Shares by Non-French Residents

          Neither the French Commercial Code nor our By-laws impose any restrictions on the right of non-French residents or non-French shareholders to own and vote shares. However, residents outside of France, as well as any French entity controlled by non-French residents, must file an administrative notice with French authorities in connection with their direct and indirect foreign investments in us, including through ownership of ADSs, on the date a binding purchase agreement is executed or a tender offer is made public. Under existing administrative rulings, the following transactions qualify as foreign investments in us:

  •
  Any transaction carried out on our capital by a non-French resident provided that after the transaction the cumulative amount of the capital or the voting rights held by non-French residents exceeds 33.33% of our capital or voting rights;

  •
  Any transaction mentioned above carried out by a corporation incorporated under French law whose capital or voting rights are held for more than 33.33% by non-French residents;

  •
  Any transaction carried out abroad resulting in a change of the controlling shareholder of a corporation incorporated under a foreign law that holds a shareholding or voting rights in us if our capital or voting rights are held for more than 33.33% by non-French residents;

  •
  Loans and guarantees granted by a corporation incorporated under foreign laws to us in amounts evidencing control over our financing; and

  •
  Patent licenses granted by a corporation incorporated under foreign laws or management or technical assistance agreements with such corporation that place us in a dependent position vis-à-vis such party or its group.

          Violation of this administrative notice requirement is sanctioned by a fine of €750. This amount may be multiplied by five if the violation is made by a legal entity.

          Additionally, residents outside of France must file a declaration for statistical purposes with French authorities within twenty working days after the settlement date of certain direct foreign investments in us, including purchases of our ADSs. In particular, such filings are required in connection with investments that exceed EUR 15,000,000 and lead to the acquisition of more than 10% of our company's outstanding ordinary shares or cross the 10% shareholder ownership threshold. Violation of this filing requirement may be sanctioned by five years of imprisonment and a fine of up to twice the amount of the relevant investment. This amount may be multiplied by five if the violation is made by a legal entity.

Foreign Exchange Controls

          Under current French foreign exchange control regulations there are no limitations on the amount of cash payments that we may remit to residents of foreign countries. Laws and regulations concerning foreign exchange controls do, however, require that all payments or transfers of funds made by a French resident to a non-resident such as dividend payments be handled by an accredited intermediary. All registered banks and substantially all credit institutions in France are accredited intermediaries.

Availability of Preferential Subscription Rights

          While our current shareholders waived their preferential subscription rights with respect to this offering at a shareholders' general meeting held on June 1, 2016, in the future our shareholders will have the preferential subscription rights described under "Description of Share Capital—Key

Provisions of Our By-laws and French Law Affecting Our Ordinary Shares—Changes in Share Capital—Preferential Subscription Right". Under French law, shareholders have preferential rights to subscribe for cash issues of new shares or other securities giving rights to acquire additional new shares on a pro rata basis. Holders of our securities in the United States (which may be in the form of shares or ADSs) may not be able to exercise preferential subscription rights for their securities unless a registration statement under the Securities Act is effective with respect to such rights or an exemption from the registration requirements imposed by the Securities Act is available. We may, from time to time, issue new shares or other securities giving rights to acquire additional new shares (such as warrants) at a time when no registration statement is in effect and no Securities Act exemption is available. If so, holders of our securities in the United States will be unable to exercise any preferential subscription rights and their interests will be diluted. We are under no obligation to file any registration statement in connection with any issuance of new shares or other securities. We intend to evaluate at the time of any rights offering the costs and potential liabilities associated with registering the rights, as well as the indirect benefits to us of enabling the exercise by holders of shares and holders of ADSs in the United States of the subscription rights, and any other factors we consider appropriate at the time, and then to make a decision as to whether to register the rights. We cannot assure you that we will file a registration statement.

          For holders of our shares in the form of ADSs, the depositary may make these rights or other distributions available to ADS holders. If the depositary does not make the rights available to ADS holders and determines that it is impractical to sell the rights, it may allow these rights to lapse. In that case the holders will receive no value for them. "Description of American Depositary Shares—Share Dividends and Other Distributions" explains in detail the depositary's responsibility in connection with a rights offering. See also "Risk Factors—Your right as a holder of ADSs to participate in any future preferential subscription rights or to elect to receive dividends in shares may be limited, which may cause dilution to your holdings".

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Receipts

          JPMorgan Chase Bank, N.A., as depositary, will issue the ADSs which you will be entitled to receive in this offering. Each ADS will represent one ordinary share which we will deposit with the custodian, as agent of the depositary, under the deposit agreement among ourselves, the depositary and yourself as an ADR holder. In the future, each ADS will also represent any securities, cash or other property deposited with the depositary but which they have not distributed directly to you. Unless certificated ADRs are specifically requested by you, all ADSs will be issued on the books of our depositary in book-entry form and periodic statements will be mailed to you which reflect your ownership interest in such ADSs. In this description, references to ADRs shall include the statements you will receive which reflect your ownership of ADSs.

          The depositary's office is located at 4 New York Plaza, Floor 12, New York, NY, 10004.

          You may hold ADSs either directly or indirectly through your broker or other financial institution. If you hold ADSs directly, by having an ADS registered in your name on the books of the depositary, you are an ADR holder. This description assumes you hold your ADSs directly. If you hold the ADSs through your broker or financial institution nominee, you must rely on the procedures of such broker or financial institution to assert the rights of an ADR holder described in this section. You should consult with your broker or financial institution to find out what those procedures are.

          As an ADR holder, we will not treat you as a shareholder of ours and you will not have any shareholder rights. French law governs shareholder rights. Your rights are those of an ADR holder. Such rights derive from the terms of the deposit agreement to be entered into among us, the depositary and all registered holders from time to time of ADSs issued under the deposit agreement. The obligations of the depositary and its agents are set forth in the deposit agreement. The deposit agreement and the ADSs are governed by New York law. Under the deposit agreement, as an ADR holder, you agree that any legal suit, action or proceeding against or involving us or the depositary, arising out of or based upon the deposit agreement, the ADSs or the transactions contemplated thereby, may only be instituted in a state or federal court in New York, New York, and you irrevocably waive any objection which you may have to the laying of venue of any such proceeding and irrevocably submit to the exclusive jurisdiction of such courts in any such suit, action or proceeding.

          The following is a summary of what we believe to be the material terms of the deposit agreement. Notwithstanding this, because it is a summary, it may not contain all the information that you may otherwise deem important. For more complete information, you should read the entire deposit agreement and the form of ADR which contains the terms of your ADSs. You can read a copy of the deposit agreement which is filed as an exhibit to the registration statement of which this prospectus forms a part. You may also obtain a copy of the deposit agreement at the SEC's Public Reference Room which is located at 100 F Street, NE, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-732-0330. You may also find the registration statement and the attached deposit agreement on the SEC's website at http://www.sec.gov.

 Share Dividends and Other Distributions

  How will I receive dividends and other distributions on the ordinary shares underlying my ADSs?

          We may make various types of distributions with respect to our securities. The depositary has agreed that, to the extent practicable, it will pay to you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities, after converting any cash received into U.S. dollars (if it determines such conversion may be made on a reasonable basis) and, in all cases, making any necessary deductions provided for in the deposit agreement. The depositary may utilize a division, branch or affiliate of JPMorgan Chase Bank, N.A. to direct, manage and/or execute any public and/or private sale of securities under the deposit agreement. Such division, branch and/or affiliate may charge the depositary a fee in connection with such sales, which fee is considered an expense of the depositary. You will receive these distributions in proportion to the number of underlying securities that your ADSs represent.

          Except as stated below, the depositary, within a reasonable time, will deliver such distributions to ADR holders in proportion to their interests in the following manner:

  •
  Cash.  The depositary will distribute any U.S. dollars available to it resulting from a cash dividend or other cash distribution or the net proceeds of sales of any other distribution or portion thereof (to the extent applicable), on an averaged or other practicable basis, subject to (i) appropriate adjustments for taxes withheld, (ii) such distribution being impermissible or impracticable with respect to certain registered ADR holders, and (iii) deduction of the depositary's and/or its agents' expenses in (1) converting any foreign currency to U.S. dollars to the extent that it determines that such conversion may be made on a reasonable basis, (2) transferring foreign currency or U.S. dollars to the United States by such means as the depositary may determine to the extent that it determines that such transfer may be made on a reasonable basis, (3) obtaining any approval or license of any governmental authority required for such conversion or transfer, which is obtainable at a reasonable cost and within a reasonable time and (4) making any sale by public or private means in any commercially reasonable manner. If exchange rates fluctuate during a time when the depositary cannot convert a foreign currency, you may lose some or all of the value of the distribution.

  •
  Ordinary shares.  In the case of a distribution in ordinary shares, the depositary will issue additional ADRs to evidence the number of ADSs representing such ordinary shares. Only whole ADSs will be issued. Any ordinary shares which would result in fractional ADSs will be sold and the net proceeds will be distributed in the same manner as cash to the ADR holders entitled thereto.

  •
  Rights to receive additional ordinary shares.  In the case of a distribution of rights to subscribe for additional ordinary shares or other rights, if we timely provide evidence satisfactory to the depositary that it may lawfully distribute such rights, the depositary will distribute warrants or other instruments in the discretion of the depositary representing such rights. However, if we do not timely furnish such evidence, the depositary may:

  (i)
  sell such rights if practicable and distribute the net proceeds in the same manner as cash to the ADR holders entitled thereto; or

  (ii)
  if it is not practicable to sell such rights by reason of the non-transferability of the rights, limited markets therefor, their short duration or otherwise, do nothing and allow such rights to lapse, in which case ADR holders will receive nothing and the rights may lapse.

  •
  Other distributions.  In the case of a distribution of securities or property other than those described above, the depositary may either (i) distribute such securities or property in any manner it deems equitable and practicable or (ii) to the extent the depositary deems distribution of such securities or property not to be equitable and practicable, sell such securities or property and distribute any net proceeds in the same way it distributes cash.

  •
  Elective distributions.  In the case of a dividend payable at the election of our shareholders in cash or in additional ordinary shares, we will notify the depositary at least 30 days prior to the proposed distribution stating whether or not we wish such elective distribution to be made available to ADR holders. The depositary shall make such elective distribution available to ADR holders only if (i) we shall have timely requested that the elective distribution is available to ADR holders, (ii) the depositary shall have determined that such distribution is reasonably practicable and (iii) the depositary shall have received satisfactory documentation within the terms of the deposit agreement including any legal opinions of counsel that the depositary in its reasonable discretion may request. If the above conditions are not satisfied, the depositary shall, to the extent permitted by law, distribute to the ADR holders, on the basis of the same determination as is made in the local market in respect of the ordinary shares for which no election is made, either (x) cash or (y) additional ADSs representing such additional ordinary shares. If the above conditions are satisfied, the depositary shall establish procedures to enable ADR holders to elect the receipt of the proposed dividend in cash or in additional ADSs. There can be no assurance that ADR holders generally, or any ADR holder in particular, will be given the opportunity to receive elective distributions on the same terms and conditions as the holders of ordinary shares.

          If the depositary determines in its reasonable discretion that any distribution described above is not practicable with respect to any specific registered ADR holder, the depositary may, after consultation with the company if practicable, choose any method of distribution that it deems practicable for such ADR holder, including the distribution of foreign currency, securities or property, or it may retain such items, without paying interest on or investing them, on behalf of the ADR holder as deposited securities, in which case the ADSs will also represent the retained items.

          Any U.S. dollars will be distributed by checks drawn on a bank in the United States for whole dollars and cents. Fractional cents will be withheld without liability and dealt with by the depositary in accordance with its then current practices.

          The depositary is not responsible if it fails to determine that any distribution or action is lawful or reasonably practicable.

          There can be no assurance that the depositary will be able to convert any currency at a specified exchange rate or sell any property, rights, shares or other securities at a specified price, nor that any of such transactions can be completed within a specified time period. All purchases and sales of securities will be handled by the depositary in accordance with its then current policies, which are currently set forth in the "Depositary receipt sale and purchase of security" section of https://www.adr.com/Investors/FindOutAboutDRs, the location and contents of which the depositary shall be solely responsible for.

 Deposit, Withdrawal and Cancellation

  How does the depositary issue ADSs?

          The depositary will issue ADSs if you or your broker deposit ordinary shares or evidence of rights to receive ordinary shares with the custodian and pay the fees and expenses owing to the depositary in connection with such issuance. In the case of the ADSs to be issued under this prospectus, we will arrange with the underwriters named herein to deposit such ordinary shares.

          Ordinary shares deposited in the future with the custodian must be accompanied by certain delivery documentation and shall, at the time of such deposit, be registered in the name of

JPMorgan Chase Bank, N.A., as depositary for the benefit of holders of ADRs or in such other name as the depositary shall direct.

          The custodian will hold all deposited ordinary shares (including those being deposited by or on our behalf in connection with the offering to which this prospectus relates) for the account and to the order of the depositary. ADR holders thus have no direct ownership interest in the ordinary shares and only have such rights as are contained in the deposit agreement. The custodian will also hold any additional securities, property and cash received on or in substitution for the deposited ordinary shares. The deposited ordinary shares and any such additional items are referred to as "deposited securities".

          Upon each deposit of ordinary shares, receipt of related delivery documentation and compliance with the other provisions of the deposit agreement, including the payment of the fees and charges of the depositary and any taxes or other fees or charges owing, the depositary will issue an ADR or ADRs in the name or upon the order of the person entitled thereto evidencing the number of ADSs to which such person is entitled. All of the ADSs issued will, unless specifically requested to the contrary, be part of the depositary's direct registration system, and a registered holder will receive periodic statements from the depositary which will show the number of ADSs registered in such holder's name. An ADR holder can request that the ADSs not be held through the depositary's direct registration system and that a certificated ADR be issued.

  How do ADR holders cancel an ADS and obtain deposited securities?

          When you turn in your ADR certificate at the depositary's office, or when you provide proper instructions and documentation in the case of direct registration ADSs, the depositary will, upon payment of certain applicable fees, charges and taxes, deliver the underlying ordinary shares to you or upon your written order. Delivery of deposited securities in certificated form will be made at the custodian's office. At your risk, expense and request, the depositary may deliver deposited securities at such other place as you may request.

          The depositary may only restrict the withdrawal of deposited securities in connection with:

  •
  Temporary delays caused by closing our transfer books or those of the depositary or the deposit of ordinary shares in connection with voting at a shareholders' meeting, or the payment of dividends;

  •
  The payment of fees, taxes and similar charges; or

  •
  Compliance with any U.S. or foreign laws or governmental regulations relating to the ADRs or to the withdrawal of deposited securities.

          This right of withdrawal may not be limited by any other provision of the deposit agreement.

Record Dates

          The depositary may, after consultation with us if practicable, fix record dates (which, to the extent applicable, shall be as near as practicable to any corresponding record dates set by us) for the determination of the registered ADR holders who will be entitled (or obligated, as the case may be):

  •
  To receive any distribution on or in respect of deposited securities,

  •
  To give instructions for the exercise of voting rights at a meeting of holders of ordinary shares,

  •
  Of the ADR program and for any expenses as provided for in the ADR, or

  •
  To receive any notice or to act in respect of other matters all subject to the provisions of the deposit agreement.

 Voting Rights

  How do I vote?

          If you are an ADR holder and the depositary asks you to provide it with voting instructions, you may instruct the depositary how to exercise the voting rights for the ordinary shares which underlie your ADSs. Subject to the next sentence, as soon as practicable after receipt from us of notice of any meeting at which the holders of ordinary shares are entitled to vote, or of our solicitation of consents or proxies from holders of ordinary shares, the depositary shall fix the ADS record date in accordance with the provisions of the deposit agreement in respect of such meeting or solicitation of consent or proxy. The depositary shall, if we request in writing in a timely manner (the depositary having no obligation to take any further action if our request shall not have been received by the depositary at least 30 days prior to the date of such vote or meeting) and at our expense and provided no legal prohibitions exist, distribute to the registered ADR holders a notice stating such information as is contained in the voting materials received by the depositary and describing how you may instruct the depositary to exercise the voting rights for the ordinary shares which underlie your ADSs, including instructions for giving a proxy to the chairman of our board of directors to vote in favor of all resolutions endorsed by our board of directors and against any resolutions not so endorsed. For instructions to be valid, the depositary must receive them in the manner and on or before the date specified. The depositary will try, as far as is practical, subject to the provisions of and governing the underlying ordinary shares or other deposited securities, to vote or to have its agents vote the ordinary shares or other deposited securities as you instruct. The depositary will only vote or attempt to vote as you instruct. Holders are strongly encouraged to forward their voting instructions to the depositary as soon as possible. Voting instructions will not be deemed to be received until such time as the ADR department responsible for proxies and voting has received such instructions notwithstanding that such instructions may have been physically received by the depositary prior to such time. The depositary will not itself exercise any voting discretion. To the extent the depositary has been provided with at least 40 days' notice of the proposed meeting, if the depositary receives from you voting instructions which fail to specify the manner in which the depositary is to vote the deposited securities, as well as if instructions are not timely received by the depositary from you, subject to applicable provisions of French law and of our By-laws, you shall be deemed, and the depositary is instructed to deem you, to have instructed the depositary to give a proxy to the chairman of our board of directors to vote or cause to be voted the ordinary shares which underlie your ADSs as to which such instructions are so deemed given in favor of all resolutions endorsed by the company's board of directors and against any resolutions not so endorsed, provided that no such instruction shall be deemed given and no proxy shall be given (a) if we inform the depositary in writing that (i) we do not wish such proxy to be given, (ii) substantial opposition exists with respect to any agenda item for which the proxy would be given or (iii) the agenda item in question, if approved, would materially or adversely affect the rights of holders of ADRs and (b) unless the depositary has been provided with an opinion from our legal counsel, in form and substance satisfactory to the depositary, with respect to certain matters specified by the depositary.

          Furthermore, neither the depositary nor its agents are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast or for the effect of any vote. Notwithstanding anything contained in the deposit agreement or any ADR, the depositary may, to the extent not prohibited by law or regulations, or by the requirements of the stock exchange on which the ADSs are listed, in lieu of distribution of the materials provided to the depositary in connection with any meeting of, or solicitation of consents or proxies from, holders of deposited securities, distribute to the registered holders of ADRs a notice that provides such holders with, or otherwise publicizes to such holders, instructions on how to retrieve such materials or receive such materials upon request (i.e., by reference to a website containing the materials for retrieval or a contact for requesting copies of the materials).

          There is no guarantee that you will receive voting materials in time to instruct the depositary to vote and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

Reports and Other Communications

  Will ADR holders be able to view our reports?

          The depositary will make available for inspection by ADR holders at the offices of the depositary and the custodian the deposit agreement, the provisions of or governing deposited securities, and any written communications from us which are both received by the custodian or its nominee as a holder of deposited securities and made generally available to the holders of deposited securities.

          Additionally, if we make any written communications generally available to holders of our ordinary shares, and we furnish copies thereof (or English translations or summaries) to the depositary, it will distribute the same to registered ADR holders.

Fees and Expenses

  What fees and expenses will I be responsible for paying?

          The depositary may charge each person to whom ADSs are issued, including, without limitation, issuances against deposits of ordinary shares, issuances in respect of share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by us or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities, and each person surrendering ADSs for withdrawal of deposited securities or whose ADRs are cancelled or reduced for any other reason, $5.00 or less for each 100 ADSs (or any portion thereof) issued, delivered, reduced, cancelled or surrendered, as the case may be. The depositary may sell (by public or private sale) sufficient securities and property received in respect of a share distribution, rights and/or other distribution prior to such deposit to pay such charge.

          The following additional charges shall be incurred by the ADR holders, by any party depositing or withdrawing ordinary shares or by any party surrendering ADSs and/or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADSs or the deposited securities or a distribution of ADSs), whichever is applicable:

  •
  A fee of U.S.$1.50 per ADR or ADRs for transfers of certificated or direct registration ADRs;

  •
  A fee of U.S.$0.05 per ADS for any cash distribution made pursuant to the deposit agreement;

  •
  An aggregate fee of U.S.$0.02 per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);

  •
  A fee for the reimbursement of such fees, charges and expenses as are incurred by the depositary and/or any of its agents (including, without limitation, the custodian and expenses incurred on behalf of holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the ordinary shares or other deposited securities, the sale of securities (including, without limitation, deposited securities), the delivery of deposited securities or otherwise in connection with the depositary's or its custodian's compliance with applicable law, rule or regulation (which fees and charges shall be assessed on a proportionate basis against holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions);

  •
  A fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the $0.05 per ADS issuance fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were ordinary shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those holders entitled thereto;

  •
  Stock transfer or other taxes and other governmental charges;

  •
  Cable, telex and facsimile transmission and delivery charges incurred at your request in connection with the deposit or delivery of ordinary shares, ADRs or deposited securities;

  •
  Transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities;

  •
  In connection with the conversion of foreign currency into U.S. dollars, JPMorgan Chase Bank, N.A. shall deduct out of such foreign currency the fees, expenses and other charges charged by it and/or its agent (which may be a division, branch or affiliate) so appointed in connection with such conversion; and

  •
  Fees of any division, branch or affiliate of the depositary utilized by the depositary to direct, manage and/or execute any public and/or private sale of securities under the deposit agreement.

          JPMorgan Chase Bank, N.A. and/or its agent may act as principal for such conversion of foreign currency. For further details see https://www.adr.com.

          We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary. The charges described above may be amended from time to time by agreement between us and the depositary.

          The depositary may make available to us a portion of the depositary fees charged in respect of the ADR program or otherwise upon such terms and conditions as we and the depositary may agree from time to time. The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing ordinary shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary will generally set off the amounts owing from distributions made to holders of ADSs. If, however, no distribution exists and payment owing is not timely received by the depositary, the depositary may refuse to provide any further services to holders that have not paid those fees and expenses owing until such fees and expenses have been paid. At the discretion of the depositary, all fees and charges owing under the deposit agreement are due in advance and/or when declared owing by the depositary.

 Payment of Taxes

          If any taxes or other governmental charges (including any penalties and/or interest) shall become payable by or on behalf of the custodian or the depositary with respect to any ADR, any deposited securities represented by the ADSs evidenced thereby or any distribution thereon, such tax or other governmental charge shall be paid by the holder thereof to the depositary and by holding or having held an ADR the holder and all prior holders thereof, jointly and severally, agree to indemnify, defend and save harmless each of the depositary and its agents in respect thereof. If an ADR holder owes any tax or other governmental charge, the depositary may (i) deduct the amount thereof from any cash distributions, or (ii) sell deposited securities (by public or private sale) and deduct the amount owing from the net proceeds of such sale. In either case the ADR holder remains liable for any shortfall. If any tax or governmental charge is unpaid, the depositary may also refuse to effect any registration, registration of transfer, split-up or combination of deposited securities or withdrawal of deposited securities until such payment is made. If any tax or governmental charge is required to be withheld on any cash distribution, the depositary may deduct the amount required to be withheld from any cash distribution or, in the case of a non-cash distribution, sell the distributed property or securities (by public or private sale) in such amounts and in such manner as the depositary deems necessary and practicable to pay such taxes and distribute any remaining net proceeds or the balance of any such property after deduction of such taxes to the ADR holders entitled thereto.

          By holding an ADR or an interest therein, you will be agreeing to indemnify us, the depositary, its custodian and any of our or their respective officers, directors, employees, agents and affiliates against, and hold each of them harmless from, any claims by any governmental authority with respect to taxes, additions to tax, penalties or interest arising out of any refund of taxes, reduced rate of withholding at source or other tax benefit obtained.

Reclassifications, Recapitalizations and Mergers

          If we take certain actions that affect the deposited securities, including (i) any change in par value, split-up, consolidation, cancellation or other reclassification of deposited securities or (ii) any distributions of ordinary shares or other property not made to holders of ADRs or (iii) any recapitalization, reorganization, merger, consolidation, liquidation, receivership, bankruptcy or sale of all or substantially all of our assets, then the depositary may choose to, and shall if reasonably requested by us:

  (1)
  amend the form of ADR;

  (2)
  distribute additional or amended ADRs;

  (3)
  distribute cash, securities or other property it has received in connection with such actions;

  (4)
  sell any securities or property received and distribute the proceeds as cash; or

  (5)
  none of the above.

          If the depositary does not choose any of the above options, any of the cash, securities or other property it receives will constitute part of the deposited securities and each ADS will then represent a proportionate interest in such property.

 Amendment and Termination

  How may the deposit agreement be amended?

          We may agree with the depositary to amend the deposit agreement and the ADSs without your consent for any reason. ADR holders must be given at least 30 days notice of any amendment that imposes or increases any fees or charges (other than stock transfer or other taxes and other governmental charges, transfer or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or otherwise prejudices any substantial existing right of ADR holders. Such notice need not describe in detail the specific amendments effectuated thereby, but must identify to ADR holders a means to access the text of such amendment. If an ADR holder continues to hold an ADR or ADRs after being so notified, such ADR holder is deemed to agree to such amendment and to be bound by the deposit agreement as so amended. Notwithstanding the foregoing, if any governmental body or regulatory body should adopt new laws, rules or regulations which would require amendment or supplement of the deposit agreement or the form of ADR to ensure compliance therewith, we and the depositary may amend or supplement the deposit agreement and the ADR at any time in accordance with such changed laws, rules or regulations, which amendment or supplement may take effect before a notice is given or within any other period of time as required for compliance. No amendment, however, will impair your right to surrender your ADSs and receive the underlying securities, except in order to comply with mandatory provisions of applicable law.

  How may the deposit agreement be terminated?

          The depositary may, and shall at our written direction, terminate the deposit agreement and the ADRs by mailing notice of such termination to the registered holders of ADRs at least 30 days prior to the date fixed in such notice for such termination; provided, however, (a) if the depositary shall have (i) resigned as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to registered holders unless a successor depositary shall not be operating under the deposit agreement within 60 days of the date of such resignation, and (ii) been removed as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to registered holders of ADRs unless a successor depositary shall not be operating under the deposit agreement on the 120th day after our notice of removal was first provided to the depositary and (b) if the depositary receives a written notice that deposited securities have been purchased for cash, or that a court has approved a scheme of arrangement or comparable type of transaction pursuant to which such deposited securities will be purchased for cash, in either case in a transaction that is mandatory and binding on the depositary as a holder of those deposited securities the depositary may immediately terminate the deposit agreement effective as of the date notice is first provided to Holders or such later date established by the depositary and stated in such notice in order to coincide or be close with the date on which the deposited securities have been exchanged for cash (a termination under this (b) being a "termination event"). Except in the case of a termination event, (1) if at the date so fixed for termination the depositary believes the ordinary shares are not publicly and actively listed or quoted for trading on at least one stock exchange in the European Union, after the date so fixed for termination, (i) all direct registration ADRs shall cease to be eligible for the direct registration system and shall be considered ADRs issued on the ADR register maintained by the depositary, (ii) the depositary shall charge its cancellation fee on all existing ADSs, (iii) the depositary shall then use its reasonable efforts to ensure that the ADSs cease to be DTC eligible so that neither DTC nor any of its nominees shall thereafter be a registered holder of ADRs, and (iv) at such time as the ADSs cease to be DTC eligible and/or neither DTC nor any of its nominees is a registered holder of ADRs, the depositary shall (a) instruct the custodian to deliver all ordinary shares to us along with a general stock power that refers to the names set forth on the ADR register maintained by the depositary and (b) provide us with a copy of the ADR register maintained by the depositary. Upon receipt of such ordinary shares and the ADR register maintained by the depositary, we have agreed to use our best efforts to issue to each registered holder a share certificate representing the ordinary shares represented by the ADSs reflected on the ADR register maintained by the depositary in such registered holder's name and to deliver such share certificate to the registered holder at the address set forth on the ADR register maintained by the depositary. Except in the case of a termination event, if at the date so fixed for termination, the depositary believes the ordinary shares are publicly and actively listed or quoted for trading on at least one stock exchange in the European Union, after the date so fixed for termination, (x) the depositary and its agents will perform no further acts under the deposit agreement, except to receive and hold (or sell) distributions on ordinary shares and deliver the ordinary shares being withdrawn and (y) as soon as practicable after the expiration of six months from the date so fixed for termination, the depositary shall endeavor to sell the ordinary shares and shall thereafter (as long as it may lawfully do so) hold in a segregated account the net proceeds of such sales, together with any other cash then held by it under the deposit agreement, without liability for interest, in trust for the pro rata benefit of the holders of ADRs who have not yet surrendered their ADRs. After providing the instruction to the custodian under the third preceding sentence, and delivering a copy of the ADR register to us, the depositary and its agents will perform no further acts under the deposit agreement or the ADRs and shall cease to have any obligations under the deposit agreement and/or the ADRs. After making any such sale under (y) of the second preceding sentence or receipt of the cash on a termination event, the depositary shall be discharged from all obligations in respect of the deposit agreement, except to account for such net proceeds and other cash. After we receive the copy of the ADR register and the ordinary shares or, in the case of a termination event or circumstances under the third preceding sentence, we shall be discharged from all obligations under the deposit agreement except (i) to distribute the ordinary shares to the holders entitled thereto, if applicable, and (ii) for our obligations to the depositary and its agents.

Limitations on Obligations and Liability to ADR holders

  Limits on our obligations and the obligations of the depositary; limits on liability to ADR holders and holders of ADSs

          Prior to the issue, registration, registration of transfer, split-up, combination, or cancellation of any ADRs, or the delivery of any distribution in respect thereof, and from time to time in the case of the production of proofs as described below, we or the depositary or its custodian may require:

  •
  Payment with respect thereto of (i) any stock transfer or other tax or other governmental charge, (ii) any stock transfer or registration fees in effect for the registration of transfers of ordinary shares or other deposited securities upon any applicable register and (iii) any applicable fees and expenses described in the deposit agreement;

  •
  The production of proof satisfactory to it of (i) the identity of any signatory and genuineness of any signature and (ii) such other information, including without limitation, information as to citizenship, residence, exchange control approval, beneficial ownership of any securities, compliance with applicable law, regulations, provisions of or governing deposited securities and terms of the deposit agreement and the ADRs, as it may deem necessary or proper; and

  •
  Compliance with such regulations as the depositary may establish consistent with the deposit agreement.

          The issuance of ADRs, the acceptance of deposits of ordinary shares, the registration, registration of transfer, split-up or combination of ADRs or the withdrawal of shares, may be suspended, generally or in particular instances, when the ADR register or any register for deposited securities is closed or when any such action is deemed advisable by the depositary; provided that the ability to withdraw shares may only be limited under the following circumstances: (i) temporary delays caused by closing transfer books of the depositary or our transfer books or the deposit of shares in connection with voting at a shareholders' meeting, or the payment of dividends, (ii) the payment of fees, taxes, and similar charges, and (iii) compliance with any laws or governmental regulations relating to ADRs or to the withdrawal of deposited securities.

          The deposit agreement expressly limits the obligations and liability of the depositary, ourselves and our respective agents, provided, however, that no disclaimer of liability under the Securities Act is intended by any of the limitations of liabilities provisions of the deposit agreement. In the deposit agreement it provides that neither we nor the depositary nor any such agent will be liable if:

  •
  Any present or future law, rule, regulation, fiat, order or decree of the United States, France, the United Kingdom or any other country or jurisdiction, or of any governmental or regulatory authority or securities exchange or market or automated quotation system, the provisions of or governing any deposited securities, any present or future provision of our charter, any act of God, war, terrorism, nationalization, expropriation, currency restrictions, work stoppage, strike, civil unrest, revolutions, rebellions, explosions, computer failure or circumstance beyond our, the depositary's or our respective agents' direct and immediate control shall prevent or delay, or shall cause any of them to be subject to any civil or criminal penalty in connection with, any act which the deposit agreement or the ADRs provide shall be done or performed by us, the depositary or our respective agents (including, without limitation, voting);

  •
  It exercises or fails to exercise discretion under the deposit agreement or the ADRs including, without limitation, any failure to determine that any distribution or action may be lawful or reasonably practicable;

  •
  It performs its obligations under the deposit agreement and ADRs without gross negligence or willful misconduct;

  •
  It takes any action or refrains from taking any action in reliance upon the advice of or information from legal counsel, accountants, any person presenting shares for deposit, any registered holder of ADRs, or any other person believed by it to be competent to give such advice or information; or

  •
  It relies upon any written notice, request, direction, instruction or document believed by it to be genuine and to have been signed, presented or given by the proper party or parties.

          Neither the depositary nor its agents have any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs. We and our agents shall only be obligated to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs, which in our opinion may involve us in expense or liability, if indemnity satisfactory to us against all expense (including fees and disbursements of counsel) and liability is furnished as often as may be required. The depositary and its agents may fully respond to any and all demands or requests for information maintained by or on its behalf in connection with the deposit agreement, any registered holder or holders of ADRs, any ADRs or otherwise related to the deposit agreement or ADRs to the extent such information is requested or required by or pursuant to any lawful authority, including without limitation laws, rules, regulations, administrative or judicial process, banking, securities or other regulators. The depositary shall not be liable for the acts or omissions made by, or the insolvency of, any securities depository, clearing agency or settlement system. Furthermore, the depositary shall not be responsible for, and shall incur no liability in connection with or arising from, the insolvency of any custodian that is not a branch or affiliate of JPMorgan Chase Bank, N.A.

Notwithstanding anything to the contrary contained in the deposit agreement or any ADRs, the depositary shall not be responsible for, and shall incur no liability in connection with or arising from, any act or omission to act on the part of the custodian except to the extent that the custodian has (i) committed fraud or willful misconduct in the provision of custodial services to the depositary or (ii) failed to use reasonable care in the provision of custodial services to the depositary as determined in accordance with the standards prevailing in the jurisdiction in which the custodian is located. The depositary and the custodian(s) may use third-party delivery services and providers of information regarding matters such as pricing, proxy voting, corporate actions, class action litigation and other services in connection with the ADRs and the deposit agreement, and use local agents to provide extraordinary services such as attendance at annual meetings of issuers of securities. Although the depositary and the custodian will use reasonable care (and cause their agents to use reasonable care) in the selection and retention of such third-party providers and local agents, they will not be responsible for any errors or omissions made by them in providing the relevant information or services. The depositary shall not have any liability for the price received in connection with any sale of securities, the timing thereof or any delay in action or omission to act nor shall it be responsible for any error or delay in action, omission to act, default or negligence on the part of the party so retained in connection with any such sale or proposed sale.

          The depositary has no obligation to inform ADR holders or other holders of an interest in any ADSs about the requirements of French law, rules or regulations or any changes therein or thereto.

          Additionally, none of us, the depositary or the custodian shall be liable for the failure by any registered holder of ADRs or beneficial owner therein to obtain the benefits of credits on the basis of non-U.S. tax paid against such holder's or beneficial owner's income tax liability. Neither we nor the depositary shall incur any liability for any tax consequences that may be incurred by registered holders or beneficial owners on account of their ownership of ADRs or ADSs.

          Neither the depositary nor its agents will be responsible for any failure to carry out any instructions to vote any of the deposited securities, for the manner in which any such vote is cast or for the effect of any such vote. The depositary may rely upon instructions from us or our counsel in respect of any approval or license required for any currency conversion, transfer or distribution. The depositary shall not incur any liability for the content of any information submitted to it by us or on our behalf for distribution to ADR holders or for any inaccuracy of any translation thereof, for any investment risk associated with acquiring an interest in the deposited securities, for the validity or worth of the deposited securities, for the credit-worthiness of any third party, for allowing any rights to lapse upon the terms of the deposit agreement or for the failure or timeliness of any notice from us. The depositary shall not be liable for any acts or omissions made by a successor depositary whether in connection with a previous act or omission of the depositary or in connection with any matter arising wholly after the removal or resignation of the depositary. Neither the depositary, us, nor any of our agents shall be liable to registered holders or beneficial owners of interests in ADSs for any indirect, special, punitive or consequential damages (including, without limitation, legal fees and expenses) or lost profits, in each case of any form incurred by any person or entity, whether or not foreseeable and regardless of the type of action in which such a claim may be brought.

          In the deposit agreement each party thereto (including, for avoidance of doubt, each holder and beneficial owner and/or holder of interests in ADRs) irrevocably waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in any suit, action or proceeding against the depositary and/or us directly or indirectly arising out of or relating to the shares or other deposited securities, the ADSs or the ADRs, the deposit agreement or any transaction contemplated therein, or the breach thereof (whether based on contract, tort, common law or any other theory).

          The depositary and its agents may own and deal in any class of securities of our company and our affiliates and in ADSs.

Disclosure of Interest in ADSs

          To the extent that the provisions of or governing any deposited securities may require disclosure of or impose limits on beneficial or other ownership of deposited securities, other shares and other securities and may provide for blocking transfer, voting or other rights to enforce such disclosure or limits, you agree to comply with all such disclosure requirements and ownership limitations and to comply with any reasonable instructions we may provide in respect thereof. We reserve the right to instruct you to deliver your ADSs for cancellation and withdrawal of the deposited securities so as to permit us to deal with you directly as a holder of shares and, by holding an ADS or an interest therein, you will be agreeing to comply with such instructions.

Books of Depositary

          The depositary or its agent will maintain a register for the registration, registration of transfer, combination and split-up of ADRs, which register shall include the depositary's direct registration system. Registered holders of ADRs may inspect such records at the depositary's office at all reasonable times, but solely for the purpose of communicating with other holders in the interest of the business of our company or a matter relating to the deposit agreement. Such register may be closed at any time or from time to time, when deemed expedient by the depositary.

          The depositary will maintain facilities for the delivery and receipt of ADRs.

Pre-release of ADSs

          In its capacity as depositary, the depositary shall not lend shares or ADSs; provided, however, that the depositary may (i) issue ADSs prior to the receipt of shares and (ii) deliver shares prior to the receipt of ADSs for withdrawal of deposited securities, including ADSs which were issued under (i) above but for which shares may not have been received, or each such transaction, a pre-release. The depositary may receive ADSs in lieu of shares under (i) above (which ADSs will promptly be canceled by the depositary upon receipt by the depositary) and receive shares in lieu of ADSs under (ii) above. Each such pre-release will be subject to a written agreement whereby the person or entity, or, the applicant, to whom ADSs or shares are to be delivered (a) represents that at the time of the pre-release the applicant or its customer owns the shares or ADSs that are to be delivered by the applicant under such pre-release, (b) agrees to indicate the depositary as owner of such shares or ADSs in its records and to hold such shares or ADSs in trust for the depositary until such shares or ADSs are delivered to the depositary or the custodian, (c) unconditionally guarantees to deliver to the depositary or the custodian, as applicable, such shares or ADSs, and (d) agrees to any additional restrictions or requirements that the depositary deems appropriate. Each such pre-release will be at all times fully collateralized with cash, U.S. government securities or such other collateral as the depositary deems appropriate, terminable by the depositary on not more than five (5) business days' notice and subject to such further indemnities and credit regulations as the depositary deems appropriate. The depositary will normally limit the number of ADSs and shares involved in such pre-release at any one time to thirty percent (30%) of the ADSs outstanding (without giving effect to ADSs outstanding under (i) above), provided, however, that the depositary reserves the right to change or disregard such limit from time to time as it deems appropriate. The depositary may also set limits with respect to the number of ADSs and shares involved in pre-release with any one person on a case-by-case basis as it deems appropriate. The depositary may retain for its own account any compensation received by it in conjunction with the foregoing. Collateral provided in connection with pre-release transactions, but not the earnings thereon, shall be held for the benefit of the ADR holders (other than the applicant).

 Appointment

          In the deposit agreement, each registered holder of ADRs and each person holding an interest in ADSs, upon acceptance of any ADSs (or any interest therein) issued in accordance with the terms and conditions of the deposit agreement will be deemed for all purposes to:

  •
  Be a party to and bound by the terms of the deposit agreement and the applicable ADR or ADRs; and

  •
  Appoint the depositary its attorney-in-fact, with full power to delegate, to act on its behalf and to take any and all actions contemplated in the deposit agreement and the applicable ADR or ADRs, to adopt any and all procedures necessary to comply with applicable laws and to take such action as the depositary in its sole discretion may deem necessary or appropriate to carry out the purposes of the deposit agreement and the applicable ADR and ADRs, the taking of such actions to be the conclusive determinant of the necessity and appropriateness thereof.

Governing Law

          The deposit agreement and the ADRs shall be governed by and construed in accordance with the laws of the State of New York. In the deposit agreement, we have submitted to the jurisdiction of the courts of the State of New York and appointed an agent for service of process on our behalf. Notwithstanding the foregoing, any action based on the deposit agreement or the transactions contemplated thereby may be instituted by the depositary in any competent court in France and/or the United States.

          By holding an ADS or an interest therein, registered holders of ADRs and owners of ADSs each irrevocably agree that any legal suit, action or proceeding against or involving us or the depositary, arising out of or based upon the deposit agreement, the ADSs or the transactions contemplated thereby, may only be instituted in a state or federal court in New York, New York, and each irrevocably waives any objection which it may have to the laying of venue of any such proceeding, and irrevocably submits to the exclusive jurisdiction of such courts in any such suit, action or proceeding.

SHARES AND ADSs ELIGIBLE FOR FUTURE SALE

          Prior to this offering, no public market existed for our ordinary shares or the ADSs. Future sales of ADSs in the public market after this offering, and the availability of ADSs for future sale, could adversely affect the market price of the ADSs prevailing from time to time. As described below, only a limited number of newly issued ADSs will be available for sale shortly after this offering due to contractual restrictions on transfers of ordinary shares. Nonetheless, sales of substantial amounts of the ADSs, or the perception that these sales could occur, could adversely affect prevailing market prices for the ADSs and could impair our future ability to raise equity capital.

          Based on the number of shares outstanding on March 31, 2016, upon completion of this offering, 27,971,855 ordinary shares will be outstanding, assuming no outstanding options or warrants are exercised. All of the ADSs sold in this offering will be freely tradable without restrictions or further registration under the Securities Act, except for any ADSs sold to our "affiliates", as that term is defined under Rule 144 under the Securities Act. The remaining ordinary shares held by existing shareholders are "restricted securities", as that term is defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if registered or if their resale qualifies for exemption from registration described below under Rule 144 or 701 promulgated under the Securities Act.

          Under the lock-up agreements described below, the provisions of our Shareholder Agreement described above under "Description of Share Capital—Registration Rights", and the provisions of Rules 144 and 701 under the Securities Act, these restricted securities will be available for sale in the public market at various times beginning at least 180 days after the date of this prospectus.

Rule 144

          In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus a person who has beneficially owned our "restricted securities" within the meaning of Rule 144 for at least six months is entitled to sell the restricted securities without registration under the Securities Act, subject to certain restrictions. Persons who are our affiliates may sell within any three-month period a number of restricted securities that does not exceed the greater of the following:

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  1% of the number of our ordinary shares then outstanding, in the form of ADSs or otherwise, which will equal approximately 279,719 ordinary shares immediately after this offering, or approximately 284,287 ordinary shares if the underwriters exercise their option to purchase additional ADSs in full; and

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  The average weekly trading volume of our ADSs on the NASDAQ Global Market during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

          Sales under Rule 144 by persons who are deemed our affiliates are subject to manner-of-sale provisions, notice requirements and the availability of current public information about us. Persons who are not our affiliates and have beneficially owned our restricted securities for more than six months but not more than one year may sell the restricted securities without registration under the Securities Act, subject to the availability of current public information about us. Persons who are not our affiliates and have beneficially owned our restricted securities for more than one year may freely sell the restricted securities without registration under the Securities Act.

          In addition, in each case, these shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

 Rule 701

          Beginning 90 days after the date of the prospectus, persons other than our affiliates who purchased ordinary shares under a written compensatory plan or contract may be entitled to sell such shares in the United States in reliance on Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 subject only to its manner-of-sale requirements.

Registration Rights

          Pursuant to the Shareholder Agreement, the holders of 18,287,958 of our ordinary shares or equity securities representing our ordinary shares (including the ADRs), or their transferees, will be entitled, under certain circumstances and subject to certain restrictions, to require us to register their securities under the Securities Act. For a description of these registration rights, see "Description of Share Capital—Registration Rights". If the offer and sale of these securities is registered, the securities will be freely tradable without restriction under the Securities Act, and a large number of securities may be sold into the public market.

Options and Warrants to Purchase Ordinary Shares

          Shortly after the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register all ordinary shares issuable under our equity-based compensation plan. See "Management—Equity Incentives" for a description of such plan.

          This Form S-8 registration statement is expected to become effective immediately upon filing, and ordinary shares (and the ADSs representing such ordinary shares) covered by that registration statement will then be eligible for sale in the public markets, subject to:

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  The Rule 144 limitations applicable to affiliates;

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  The expiration of the lock-up period; and

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  Vesting restrictions imposed by us.

          As of March 31, 2016, there were share options outstanding to purchase 2,171,432 fully paid ordinary shares at a weighted average exercise price of €6.60 per share and employee warrants (BSPCE) outstanding to purchase 486,419 fully paid ordinary shares at a weighted average exercise price of €5.26 per share.

Regulation S

          Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus-delivery requirements of the Securities Act. Accordingly, restricted securities may be sold in offshore transactions in compliance with Regulation S.

Lock-up Agreements

          Substantially all of our equity holders, including the selling shareholder, have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of Goldman, Sachs & Co. and J.P. Morgan Securities LLC, (1) offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale, file a registration statement under the Securities Act, or otherwise dispose of any ordinary shares or ADSs or any securities convertible into or exercisable or exchangeable for our ordinary shares or ADSs (including, without limitation, ordinary shares or such other securities which may be deemed to be beneficially owned by such directors, senior management, managers and members in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a share option or warrant), nor publicly disclose the intention to offer, sell, contract to sell, pledge, grant any option to purchase, purchase any option or contract to sell, grant any right or warrant to purchase, make any short sale, file a registration statement under the Securities Act or otherwise dispose of any ADSs or ordinary shares, or any options or warrants to purchase any ADSs or underlying shares, or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any economic consequence of ownership interest of the ordinary shares or ADSs or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of ordinary shares or ADSs or such other securities, in cash or otherwise.

TAXATION

          The following summary of the material French and U.S. federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change, possibly with retroactive effect. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under U.S. state, local and other tax laws other than French and U.S. federal income tax laws.

 Material U.S. Federal Income Tax Considerations to U.S. Holders

          The following summary describes the material U.S. federal income tax consequences to U.S. holders (as defined below) of the ownership and disposition of our ordinary shares and ADSs as of the date hereof. Except where noted, this summary deals only with ordinary shares or ADSs acquired in this offering and held as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, or the Code. This section does not discuss the tax consequences to any particular holder, nor any tax considerations that may apply to holders subject to special tax rules, such as:

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  Banks, insurance companies, regulated investment companies and real estate investment trusts;

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  Financial institutions;

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  Grantor trusts;

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  Individual retirement and other tax-deferred accounts;

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  Certain former U.S. citizens or long-term residents;

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  Brokers or dealers in securities or currencies;

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  Traders that elect to use a mark-to-market method of accounting;

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  Partnerships and other entities treated as partnership or pass through entities for U.S. federal income tax purposes, and partners or investors in such entities;

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  Tax-exempt organizations (including private foundations);

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  Persons that hold or dispose of ordinary shares or ADSs as a position in a straddle or as part of a hedging, constructive sale, conversion or other integrated transaction;

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  Persons that have a functional currency other than the U.S. dollar;

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  Persons that own (directly, indirectly or constructively) 10% or more of our equity; or

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  Persons that are not U.S. holders (as defined below).

          Further, this summary does not address the U.S. federal estate, gift, or alternative minimum tax considerations, or any U.S. state, local, or non-U.S. tax considerations of the acquisition, ownership and disposition of our ordinary shares and ADSs.

          In this section, a "U.S. holder" means a beneficial owner of ordinary shares or ADSs, other than a partnership or other entity treated as a partnership for U.S. federal income tax purposes, that is, for U.S. federal income tax purposes:

  •
  An individual who is a citizen or resident of the United States (for U.S. federal income tax purposes);

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  A corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

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  An estate the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source; or

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  A trust (i) the administration of which is subject to the primary supervision of a court in the United States and for which one or more U.S. persons have the authority to control all substantial decisions or (ii) that has an election in effect under applicable income tax regulations to be treated as a U.S. person.

          The discussion below is based upon the provisions of the Code, and the U.S. Treasury regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be replaced, revoked or modified, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those discussed below. In addition, this summary is based, in part, upon the terms of the deposit agreement and assumes that the deposit agreement, and all other related agreements, will be performed in accordance with their terms. There can be no assurances that the U.S. Internal Revenue Service, or the IRS, will not take a contrary or different position concerning the tax consequences of the acquisition, ownership and disposition of our ordinary shares and ADSs or that such a position would not be sustained.

          If a partnership or an entity or arrangement treated as a partnership for U.S. federal income tax purposes acquires, owns or disposes of ordinary shares or ADSs, the U.S. federal income tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. Partners of partnerships that acquire, own or dispose of ordinary shares or ADSs should consult their tax advisors.

          You are urged to consult your own tax advisor with respect to the U.S. federal, as well as state, local and non-U.S., tax consequences to you of acquiring, owning and disposing of ordinary shares or ADSs in light of your particular circumstances, including the possible effects of changes in U.S. federal income and other tax laws.

  ADSs

          Assuming the deposit agreement and all other related agreements will be performed in accordance with their terms, a U.S. holder of ADSs will generally be treated as the beneficial owner for United States federal income tax purposes of the underlying shares represented by the ADSs.

  Distributions

          Subject to the passive foreign investment company, or PFIC, rules discussed below, U.S. holders generally will include as dividend income the U.S. dollar value of the gross amount of any distributions of cash or property (without deduction for any withholding tax if the U.S. holder does not opt out of the foreign tax credit), other than certain pro rata distributions of ordinary shares, with respect to ordinary shares or ADSs to the extent the distributions are made from our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. A U.S. holder will include the dividend income on the day actually or constructively received: (i) by the holder, in the case of ordinary shares, or (ii) by the depositary, in the case of ADSs. To the extent, if any, that the amount of any distribution by us exceeds our current and accumulated earnings and profits, as so determined, the excess will be treated first as a tax-free return of the U.S. holder's tax basis in the ordinary shares or ADSs and thereafter as capital gain (which will be either long-term or short-term capital gain depending upon whether the U.S. holder has held our ordinary shares or ADSs for more than one year as of the time such distribution is received). Notwithstanding the foregoing, we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles. Consequently, any distributions generally will be reported as dividend income for U.S. information reporting purposes. See "—Backup Withholding Tax and Information Reporting Requirements" below. Dividends paid by us will not be eligible for the dividends-received deduction generally allowed to U.S. corporate shareholders.

          The U.S. dollar amount of dividends received by an individual, trust or estate with respect to the ordinary shares or ADSs will be subject to taxation at a maximum rate of 20% if the dividends are "qualified dividends". Dividends paid on ordinary shares or ADSs will be treated as qualified dividends if (i)(a) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the Secretary of the Treasury of the United States determines is satisfactory for this purpose and includes an exchange of information program or (b) the dividends are with respect to ordinary shares (or ADSs in respect of such shares) which are readily tradable on a U.S. securities market; (ii) certain holding period requirements are met; and (iii) we are not classified as a PFIC for the taxable year in which the dividend is paid or for the preceding taxable year. The Convention between the Government of the United States of America and the Government of the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital of August 31, 1994 (as amended by any subsequent protocols, including the protocol of January 13, 2009), or the Treaty, has been approved for the purposes of the qualified dividend rules, and we expect to qualify for benefits under the Treaty. We have applied to list the ADSs on the NASDAQ Global Market. Provided that the listing is approved, U.S. Treasury Department guidance indicates that the ADSs will be readily tradable on an established U.S. securities market. Thus, we believe that as long as we are not a PFIC, dividends we pay generally should be eligible for the reduced income tax rate on qualified dividends. However, the determination of whether a dividend qualifies for the preferential tax rates must be made at the time the dividend is paid. U.S. holders should consult their own tax advisors.

          Dividends paid in Euros, including any French withholding taxes (provided that the U.S. holder elects to take the foreign tax credit), will be included in the gross income of a U.S. holder in a U.S. dollar amount calculated by reference to the spot exchange rate in effect on the date of actual or constructive receipt, regardless of whether the Euros are converted into U.S. dollars at that time. If Euros are converted into U.S. dollars on the date of actual or constructive receipt, the tax basis of the U.S. holder in those Euros will be equal to their U.S. dollar value on that date and, as a result, a U.S. holder generally should not be required to recognize any foreign currency exchange gain or loss. If Euros so received are not converted into U.S. dollars on the date of receipt, the U.S. holder will have a basis in the Euros equal to their U.S. dollar value on the date of receipt. Any foreign currency exchange gain or loss on a subsequent conversion or other disposition of the Euros generally will be treated as ordinary income or loss to such U.S. holder and generally will be income or loss from sources within the United States for foreign tax credit limitation purposes.

          Dividends received by a U.S. holder with respect to ordinary shares (or ADSs in respect of such shares) will be treated as foreign source income, which may be relevant in calculating the holder's foreign tax credit limitation. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to ADSs or ordinary shares will generally constitute "passive category income" but could, in the case of certain U.S. holders, constitute "general category income".

          Subject to certain complex limitations, a U.S. holder generally will be entitled, at its option, to claim either a credit against its U.S. federal income tax liability or a deduction in computing its U.S. federal taxable income in respect of any French taxes withheld. If a U.S. holder elects to claim a deduction, rather than a foreign tax credit, for French taxes withheld for a particular taxable year, the election will apply to all foreign taxes paid or accrued by or on behalf of the U.S. holder in the particular taxable year.

          The availability of the foreign tax credit and the application of the limitations on its availability are fact specific and are subject to complex rules. You are urged to consult your own tax advisor as to the consequences of French withholding taxes and the availability of a foreign tax credit or deduction. See "—French Tax Considerations—Taxation of Dividends" below.

  Sale, Exchange or Other Disposition of Ordinary Shares or ADSs

          Subject to the PFIC rules discussed below, a U.S. holder generally will, for U.S. federal income tax purposes, recognize capital gain or loss, if any, on a sale, exchange or other disposition of ordinary shares or ADSs equal to the difference between the amount realized on the disposition and the U.S. holder's tax basis (in U.S. dollars) in the ordinary shares or ADSs. This recognized gain or loss will generally be long-term capital gain or loss if the U.S. holder has held the ordinary shares or ADSs for more than one year. Generally, for U.S. holders who are individuals (as well as certain trusts and estates), long-term capital gains are subject to U.S. federal income tax at preferential rates. For foreign tax credit limitation purposes, gain or loss recognized upon a disposition generally will be treated as from sources within the United States. The deductibility of capital losses is subject to limitations for U.S. federal income tax purposes.

          You should consult your own tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of ADSs or ordinary shares, including availability of a foreign tax credit or deduction in respect of any French tax imposed on a sale or other disposition of ordinary shares or ADSs. See "—Material French Income Tax Considerations—Tax on Sale or Other Disposition".

  Passive Foreign Investment Company

          As a non-U.S. corporation, we will be a PFIC for any taxable year if either: (i) 75% or more of our gross income for the taxable year is passive income (such as certain dividends, interest, rents or royalties and certain gains from the sale of shares and securities or commodities transactions, including amounts derived by reason of the temporary investment of funds raised in offerings of our ordinary shares or ADSs); or (ii) the average percentage value of our gross assets during the taxable year that produce passive income or are held for the production of passive income is at least 50% of the value of our total assets. For purposes of the PFIC asset test, passive assets generally include any cash, cash equivalents and cash invested in short-term, interest bearing debt instruments or bank deposits that is readily convertible into cash. If we own at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC income and asset tests, as owning our proportionate share of the other corporation's assets and receiving our proportionate share of the other corporation's income.

          We do not expect to be a PFIC for the taxable year ending December 31, 2016. However, if there is a change in the type or composition of our gross income, or our actual business results do not match our projections, it is possible that we may become a PFIC in the current taxable year or in future taxable years. The value of our assets for purposes of the PFIC asset test will generally be determined by reference to our market capitalization, which may fluctuate. The composition of our income and assets will also be affected by how, and how quickly, we spend the cash raised in this offering. Since a separate factual determination as to whether we are or have become a PFIC must be made each year (after the close of such year), we cannot assure you that we will not be or become a PFIC in the current year or any future taxable year.

  Default PFIC Rules

          If we are a PFIC for any taxable year during which you own our ordinary shares or ADSs, unless you make the mark-to-market election or the Qualified Electing Fund election described below, you will generally be subject to additional taxes and interest charges (i) on certain "excess" distributions we may make and (ii) on any gain realized on the disposition or deemed disposition of your ordinary shares or ADSs. Distributions in respect of your ordinary shares (or ADSs in respect of such shares) during the taxable year will generally constitute "excess" distributions if, in the aggregate, they exceed 125% of the average amount of distributions in respect of your ordinary shares (or ADSs) over the three preceding taxable years or, if shorter, the portion of your holding period before such taxable year. In addition, these taxes and interest charges will continue to apply to you even if we cease to be a PFIC, unless you make an election to recognize gain as if you sold your ordinary shares or ADSs on the last day we were a PFIC.

          To compute the tax on "excess" distributions or any gain: (i) the "excess" distribution or the gain will be allocated ratably to each day in your holding period for the ADSs or the ordinary shares; (ii) the amount allocated to the current taxable year and any taxable year before we first became a PFIC will be taxed as ordinary income in the current year; (iii) the amount allocated to other taxable years will be taxable at the highest applicable marginal rate in effect for that year; and (iv) an interest charge at the rate for underpayment of taxes will be imposed with respect to any portion of the "excess" distribution or gain described under (iii) above that is allocated to such other taxable years. In addition, if we are a PFIC or, with respect to a particular U.S. holder, we are treated as a PFIC for the taxable year in which the distribution was paid or the prior taxable year, no distribution that you receive from us will qualify for taxation at the preferential rate for non-corporate holders discussed in "—Distributions" above.

          If we are a PFIC for any taxable year during which a U.S. holder holds our ADSs or ordinary shares and any of our non-U.S. subsidiaries is also a PFIC (i.e., a lower-tier PFIC), such a U.S. holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC and would be subject to the rules described above on certain distributions by the lower-tier PFIC and our disposition of shares of the lower-tier PFIC, even though such U.S. holder would not receive the proceeds of those distributions or dispositions.

          If a U.S. holder owns our ADSs or ordinary shares during any taxable year in which we are a PFIC, the U.S. holder generally will be required to file an IRS Form 8621 with respect to the company, generally with the U.S. holder's federal income tax return for that year.

          You should consult with your own tax advisor regarding the application to you of the PFIC rules, including any reporting requirements, if we are a PFIC.

  Mark-to-Market Election

          If we are a PFIC for any taxable year during which you own our ADSs, you will be able to avoid the rules applicable to "excess" distributions or gains described above if the ADSs are "marketable" and you make a timely "mark-to-market" election with respect to your ADSs. The ADSs will be "marketable" stock as long as they remain regularly traded on a national securities exchange, such as NASDAQ. Such stock generally will be "regularly traded" for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter, but no assurances can be given in this regard. Our ordinary shares are not "marketable" stock, and therefore you will not be able to make a mark-to-market election with respect to your ordinary shares.

          You should consult with your own tax advisor regarding the applicability and potential advantages and disadvantages to you of making a "mark-to-market" election with respect to your ordinary shares or ADSs if we are or become a PFIC, including the procedures for making such an election.

  QEF Election

          Alternative rules to the default PFIC rules set forth above apply if an election is made to treat us as a "Qualified Electing Fund", or QEF, under Section 1295 of the Code. A QEF election is available only if the U.S. holder receives an annual information statement from the PFIC setting forth its ordinary earnings and net capital gains, as calculated for U.S. federal income tax purposes. We do not intend to provide you with the information statement necessary to make a QEF election. Accordingly, you will not be able to make or maintain such an election with respect to your ordinary shares or ADSs.

  Net Investment Income Tax

          Certain U.S. holders that are individuals, estates or trusts may be subject to a 3.8% tax on all or a portion of their "net investment income", which may include all or a portion of their dividend income and net gains from the disposition of ordinary shares or ADSs. Each U.S. holder that is an individual, estate or trust is urged to consult its tax advisors regarding the applicability of the net investment income tax to its income and gains in respect of its investment in the ordinary shares or ADSs.

  Backup Withholding Tax and Information Reporting Requirements

          U.S. backup withholding tax and information reporting requirements generally apply to payments to non-corporate holders of ordinary shares or ADSs. Information reporting will apply to payments of dividends on, and to proceeds from the disposition of, ordinary shares or ADSs by a paying agent within the United States or who is a U.S.-related financial intermediary to a U.S. holder, other than U.S. holders that are exempt from information reporting and properly certify their exemption. A paying agent within the United States or who is a U.S.-related financial intermediary will be required to withhold at the applicable statutory rate, currently 28%, in respect of any payments of dividends on, and the proceeds from the disposition of, ordinary shares or ADSs within the United States to a U.S. holder (other than U.S. holders that are exempt from backup withholding and properly certify their exemption) if the holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with applicable backup withholding requirements. U.S. holders who are required to establish their exempt status generally must provide a properly completed IRS Form W-9.

          Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. holder's U.S. federal income tax liability. A U.S. holder generally may obtain a refund of any amounts withheld under the backup withholding rules in excess of such holder's U.S. federal income tax liability by filing the appropriate claim for refund with the IRS in a timely manner and furnishing any required information.

          Certain U.S. holders may be required to report information with respect to such holder's interest in "specified foreign financial assets" (as defined in Section 6038D of the Code), including stock of a non-U.S. corporation that is not held in an account maintained by a "financial institution". Persons who are required to report specified foreign financial assets and fail to do so may be subject to substantial penalties. U.S. holders are urged to consult their own tax advisors regarding foreign financial asset reporting obligations and their possible application to the holding of ordinary shares or ADSs.

          The discussion above is not intended to constitute a complete analysis of all tax considerations applicable to an investment in our ordinary shares or ADSs. You should consult with your own tax advisor concerning the tax consequences to you in your particular situation.

 Material French Income Tax Considerations

          The following describes the material French income tax consequences to U.S. Holders (as defined below) of purchasing, owning and disposing of the ADSs and, unless otherwise noted, this discussion is the opinion of Jones Day, our French tax counsel, insofar as it relates to matters of French tax law and legal conclusions with respect to those matters.

          This discussion does not purport to be a complete analysis or listing of all potential tax effects of the acquisition, ownership or disposition of our securities to any particular investor, and does not discuss tax considerations that arise from rules of general application or that are generally assumed to be known by investors. All of the following is subject to change. Such changes could apply retroactively and could affect the consequences described below.

          In 2011, France introduced a comprehensive set of new tax rules applicable to French assets that are held by or in foreign trusts. These rules, among other things, provide for the inclusion of trust assets in the settlor's net assets for purpose of applying the French wealth tax, for the application of French gift and death duties to French assets held in trust, for a specific tax on capital on the French assets of foreign trusts not already subject to the French wealth tax and for a number of French tax reporting and disclosure obligations. The following discussion does not address the French tax consequences applicable to securities (including ADSs) held in trusts. If securities are held in trust, the grantor, trustee and beneficiary are urged to consult their own tax adviser regarding the specific tax consequences of acquiring, owning and disposing of securities.

          The description of the French income tax and wealth tax consequences set forth below is based on the Agreement between the Government of the United States of America and the Government of the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital of August 31, 1994 (as amended by any subsequent protocols, including the protocol of January 13, 2009), or the Treaty and on the tax guidelines issued by the French tax authorities in force as of the date of this prospectus.

          For the purposes of this discussion, the term "U.S. Holder" means a beneficial owner of securities that is (1) an individual who is a U.S. citizen or resident for U.S. federal income tax purposes, (2) a U.S. domestic corporation or certain other entities created or organized in or under the laws of the United States or any state thereof, including the District of Colombia, or (3) otherwise subject to U.S. federal income taxation on a net income basis in respect of securities.

          If a partnership holds securities, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If a U.S. Holder is a partner in a partnership that holds securities, such holder is urged to consult its own tax adviser regarding the specific tax consequences of acquiring, owning and disposing of securities.

          This discussion applies only to investors that hold our securities as capital assets that have the U.S. dollar as their functional currency, that are entitled to Treaty benefits under the "Limitation on Benefits" provision contained in the Treaty, and whose ownership of the securities is not effectively connected to a permanent establishment or a fixed base in France. Certain U.S. Holders (including, but not limited to, U.S. expatriates, partnerships or other entities classified as partnerships for U.S. federal income tax purposes, banks, insurance companies, regulated investment companies, tax-exempt organizations, financial institutions, persons subject to the alternative minimum tax, persons who acquired the securities pursuant to the exercise of employee share options or otherwise as compensation, persons that own (directly, indirectly or by attribution) 5% or more of our voting stock or 5% or more of our outstanding share capital, dealers in securities or currencies, persons that elect to mark their securities to market for U.S. federal income tax purposes and persons holding securities as a position in a synthetic security, straddle or conversion transaction) may be subject to special rules not discussed below.

          U.S. Holders are urged to consult their own tax advisers regarding the tax consequences of the purchase, ownership and disposition of securities in light of their particular circumstances, especially with regard to the "Limitations on Benefits" provision.

  Estate and Gift Taxes and Transfer Taxes

          In general, a transfer of securities by gift or by reason of death of a U.S. Holder that would otherwise be subject to French gift or inheritance tax, respectively, will not be subject to such French tax by reason of the Convention between the Government of the United States of America and the Government of the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Estates, Inheritances and Gifts, dated November 24, 1978, unless the donor or the transferor is domiciled in France at the time of making the gift or at the time of his or her death, or the securities were used in, or held for use in, the conduct of a business through a permanent establishment or a fixed base in France.

  Financial Transactions Tax

          Pursuant to Article 235 ter ZD of the French Tax Code (Code général des impôts), or the FTC, purchases of certain securities issued by a French company, including ordinary shares and ADSs, which are listed on a regulated market of the EU or an exchange market formally acknowledged by the French AMF (in each case within the meaning of the French Monetary and Financial Code, or the FMFC) are subject in France to a 0.2% tax on financial transactions, or the FTT, provided inter alia that the issuer's market capitalization exceeds €1.0 billion as of December 1 of the year preceding the taxation year.

          A list of companies whose market capitalization exceeds €1.0 billion as of December 1 of the year preceding the taxation year within the meaning of Article 235 ter ZD of the French Tax Code used to be published annually by the French Ministry of Economy. It is now published by the French tax authorities, and could be amended at any time. Pursuant to Regulations BOI-ANNX-000467-20151221 issued on December 21, 2015, Talend is currently not included in such list. Please note that such list may be updated from time to time, or may not be published anymore in the future.

          Consequently, Talend's securities should not fall within the scope of the FTT. Following this offering, purchases of Talend's securities may thus be subject to the FTT if Talend's market capitalization exceeds €1.0 billion.

  Registration Duties

          In the case where the FTT is not applicable, (1) transfers of shares issued by a French company which are listed on a regulated or organized market within the meaning of the FMFC are subject to uncapped registration duties at the rate of 0.1% if the transfer is evidenced by a written statement (acte) executed either in France or outside France, whereas (2) transfers of shares issued by a French company which are not listed on a regulated or organized market within the meaning of the FMFC are subject to uncapped registration duties at the rate of 0.1% notwithstanding the existence of a written statement (acte). As ordinary shares of Talend are not listed, their transfer is subject to uncapped registration duties at the rate of 0.1% notwithstanding the existence of a written agreement (acte).

          Although the official guidelines published by the French tax authorities are silent on this point, ADSs should in any event remain outside of the scope of the aforementionned 0.1% registration duties.

  Wealth Tax

          The French wealth tax (impôt de solidarité sur la fortune) applies only to individuals and does not generally apply to securities held by a U.S. resident, as defined pursuant to the provisions of the Treaty, provided that such U.S. Holder does not own directly or indirectly more than 25% of the issuer's financial rights.

  Taxation of Dividends

          Dividends paid by a French corporation to non-residents of France are generally subject to French withholding tax at a rate of 30%. Dividends paid by a French corporation in a non- cooperative State or territory, as defined in Article 238-0 A of the FTC, will generally be subject to French withholding tax at a rate of 75%. However, eligible U.S. Holders entitled to Treaty benefits under the "Limitation on Benefits" provision contained in the Treaty who are U.S. residents, as defined pursuant to the provisions of the Treaty, will not be subject to this 30% or 75% withholding tax rate, but may be subject to the withholding tax at a reduced rate (as described below).

          Under the Treaty, the rate of French withholding tax on dividends paid to an eligible U.S. Holder who is a U.S. resident as defined pursuant to the provisions of the Treaty and whose ownership of the ADSs is not effectively connected with a permanent establishment or fixed base that such U.S. Holder has in France, is generally reduced to 15%, or to 5% if such U.S. Holder is a corporation and owns directly or indirectly at least 10% of the share capital of the issuer; such U.S. Holder may claim a refund from the French tax authorities of the amount withheld in excess of the Treaty rates of 15% or 5%, if any.

          For U.S. Holders that are not individuals but are U.S. residents, as defined pursuant to the provisions of the Treaty, the requirements for eligibility for Treaty benefits, including the reduced 5% or 15% withholding tax rates contained in the "Limitation on Benefits" provision of the Treaty, are complicated, and certain technical changes were made to these requirements by the protocol of January 13, 2009. U.S. Holders are advised to consult their own tax advisers regarding their eligibility for Treaty benefits in light of their own particular circumstances.

          Dividends paid to an eligible U.S. Holder may immediately be subject to the reduced rates of 5% or 15% provided that such holder establishes before the date of payment that it is a U.S. resident under the Treaty by completing and providing the depositary with a treaty form (Form 5000). Dividends paid to a U.S. Holder that has not filed the Form 5000 before the dividend payment date will be subject to French withholding tax at the rate of 30%, or 75% if paid in a non-cooperative State or territory (as defined in Article 238-0 A of the FTC), and then reduced at a later date to 5% or 15%, provided that such holder duly completes and provides the French tax authorities with the treaty forms Form 5000 and Form 5001 before December 31 of the second calendar year following the year during which the dividend is paid.

          Certain qualifying pension funds and certain other tax-exempt entities are subject to the same general filing requirements as other U.S. Holders except that they may have to supply additional documentation evidencing their entitlement to these benefits.

          Form 5000 and Form 5001, together with appropriate instructions, will be provided by the depositary to all U.S. Holders registered with the depositary. The depositary will arrange for the filing with the French tax authorities of all such forms properly completed and executed by U.S. Holders of ADSs and returned to the depositary in sufficient time so that they may be filed with the French tax authorities before the distribution in order to obtain immediately a reduced withholding tax rate.

  Tax on Sale or Other Disposition

          In general, under the Treaty, a U.S. Holder who is a U.S. resident for purposes of the Treaty will not be subject to French tax on any capital gain from the redemption (other than redemption proceeds characterized as dividends under French domestic tax law or administrative guidelines), sale or exchange of ADSs unless the ADSs form part of the business property of a permanent establishment or fixed base that the U.S. Holder has in France.

          Special rules apply to U.S. Holders who are residents of more than one country.

UNDERWRITING

          We, the selling shareholder and the underwriters named below have entered into an underwriting agreement with respect to the ADSs being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of ADSs indicated in the following table. Goldman, Sachs & Co., J.P. Morgan Securities LLC and Barclays Capital Inc. are the representatives of the underwriters.

Underwriters	Number of ADSs
Goldman, Sachs & Co.
J.P. Morgan Securities LLC
Barclays Capital Inc.
Citigroup Global Markets Inc.
William Blair & Company, L.L.C.

Total	5,250,000

          The address of Goldman, Sachs & Co. is 200 West Street, New York, New York 10282. The address of J.P. Morgan Securities LLC is 383 Madison Avenue, New York, New York 10179. The address of Barclays Capital Inc. is 745 Seventh Avenue, New York, New York 10019.

          The underwriters are committed to take and pay for all of the ADSs being offered, if any are taken, other than the ADSs covered by the option described below unless and until this option is exercised.

          The underwriters have an option to buy up to an additional 787,500 ADSs, consisting of 456,852 additional ADSs from us and 330,648 additional ADSs from the selling shareholder, to cover sales by the underwriters of a greater number of ADSs than the total number set forth in the table above. They may exercise that option for 30 days from the date of this prospectus. If any ADSs are purchased pursuant to this option, the underwriters will severally purchase ADSs in approximately the same proportion as set forth in the table above.

          Certain entities associated with Bpifrance Investissement, which holds more than 5% of our ordinary shares and of which a member of our board of directors is a managing director, have indicated an interest in purchasing up to 812,500 of our ADSs in this offering, at the initial public offering price. Because these indications of interest are not binding agreements or commitments to purchase, such entities may elect to purchase more ADSs or fewer ADSs than they indicate an interest in purchasing or not to purchase any ADSs in this offering. In addition, the underwriters may elect to sell more ADSs or fewer ADSs or not to sell any ADSs in this offering to such entities. The underwriters will receive the same discount from any ADSs sold to such entities as they will from any other ADSs sold to the public in this offering. Any ADSs purchased by such entities will be subject to the applicable lock-up restrictions described in the section entitled "Shares and ADSs Eligible for Future Sale".

          The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase up to 787,500 additional ADSs.

	No exercise	Full exercise
Per ADS	$	$
Total
Paid by us	$	$
Paid by the selling shareholder	$	$

          ADSs sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any ADSs sold by the underwriters to securities dealers may be sold at a discount of up to $             per share from the initial public offering price. After the initial offering of the ADSs, the representatives may change the offering price and the other selling terms. The offering of the ADSs by the underwriters is subject to receipt and acceptance and subject to the underwriters' right to reject any order in whole or in part.

          We and our officers, directors, and substantially all of our security holders, including the selling shareholder, have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of our or their ordinary shares, ADSs or securities convertible into or exchangeable for ordinary shares during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. and J.P. Morgan Securities LLC. See "Shares and ADSs Eligible for Future Sale" for a discussion of certain transfer restrictions.

          Prior to the offering, there has been no public market for the ADSs. The initial public offering price has been negotiated among us and the representatives. Among the factors considered in determining the initial public offering price of the ADSs, in addition to prevailing market conditions, were our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

          We have applied to list the ADSs on the NASDAQ Global Market under the symbol "TLND".

          In connection with the offering, the underwriters may purchase and sell ADSs in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of ADSs than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A "covered short position" is a short position that is not greater than the amount of additional ADSs for which the underwriters' option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional ADSs or purchasing ADSs in the open market. In determining the source of ADSs to cover the covered short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase additional ADSs pursuant to the option described above. "Naked" short sales are any short sales that create a short position greater than the amount of additional ADSs for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of ADSs made by the underwriters in the open market prior to the completion of the offering.

          The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because the representatives have repurchased ADSs sold by or for the account of such underwriter in stabilizing or short covering transactions.

          Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our ADSs, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the ADSs. As a result, the price of the ADSs may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the NASDAQ Global Market, in the over-the-counter market or otherwise.

          The underwriters do not expect sales to discretionary accounts to exceed 5% of the total number of ADSs offered.

          We estimate that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $3.8 million. We have agreed to reimburse the underwriters for expenses related to any applicable state securities filings and to the Financial Industry Regulatory Authority, or FINRA, incurred by them in connection with this offering in an amount up to $35,000.

          We and the selling shareholder have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

          The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage, and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

          In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors, and employees may purchase, sell, or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve our securities and/or instruments (directly, as collateral securing other obligations or otherwise), and/or persons and entities that have relationships with us. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

European Economic Area

          In relation to each Member State of the European Economic Area, no offer of ADSs may be made to the public in that Member State other than:

  (a)
  To any legal entity which is a qualified investor as defined in the Prospectus Directive; or

  (b)
  In any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of ADSs shall require us or the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

          Each person in a Member State who initially acquires any ADSs or to whom any offer is made will be deemed to have represented, acknowledged and agreed that it is a "qualified investor" within the meaning of the law in that Member State implementing Article 2(1)(e) of the Prospectus Directive. In the case of any ADSs being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the ADSs acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any ADSs to the public other than their offer or resale in a Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

          We, the selling shareholder and the representatives and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

          This prospectus has been prepared on the basis that any offer of ADSs in any Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of ADSs pursuant to Article 3 of the Prospectus Directive. Accordingly, any person making or intending to make an offer in that Member State of the ADSs which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for us or any of the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither we nor the selling shareholder nor the representatives have authorized, nor do they authorize, the making of any offer of the ADSs in circumstances in which an obligation arises for us or the representatives to publish a prospectus for such offer.

          For the purpose of the above provisions, the expression "an offer to the public" in relation to any ADSs in any Member State means "a communication to persons in any form and by any means, presenting sufficient information on the terms of the offer and the securities to be offered, so as to enable an investor to decide to purchase or subscribe to these securities" (the ADSs), subject to variations in the meaning of such expression in a Member State by any measure implementing the Prospectus Directive in such Member State. "Prospectus Directive" means Directive 2003/71/EC of the European Parliament and the Council of November 4, 2003, as amended, in particular, by Directive 2010/73/EC of the European Parliament and the Council of November 24, 2010, as implemented in each Member State.

France

          Neither this prospectus nor any other offering material relating to the ADSs described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another Member State and notified to the Autorité des Marchés Financiers. The ADSs have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the ADSs has been or will be:

  (a)
  released, issued, distributed or caused to be released, issued or distributed to the public in France; or

  (b)
  used in connection with any offer for subscription or sale of the ADSs to the public in France.

          Such offers, sales and distributions will be made in France only to qualified investors (investisseurs qualifiés) and/or to persons providing investment services relating to portfolio management for the account of third parties (personnes fournissant le service d'investissement de gestion de portefeuille pour compte de tiers) as defined in, and in accordance with, articles L.411-1, L.411-2 and D.411-1 of the French Code monétaire et financier.

United Kingdom

          This prospectus is only being distributed to, and is only directed at: (i) persons who are outside the United Kingdom; or (ii) persons having professional experience in matters relating to investments who fall within the definition of "investment professionals" in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or the Order; or (iii) high net worth bodies corporate, unincorporated associations, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order; or (iv) any other person to whom it may lawfully be communicated (each such person in (i) to (iv) being referred to as a "relevant person"). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

          Each underwriter has represented and agreed that:

  (a)
  It has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, or FSMA) received by it in connection with the issue or sale of the ADSs in circumstances in which Section 21(1) of the FSMA does not apply; and

  (b)
  It has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the ADSs in, from or otherwise involving the United Kingdom.

Hong Kong

          The ADSs may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

          This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

          Where the ADSs are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, ADSs, debentures and units of ADSs and debentures of that corporation or the beneficiaries' rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the ADSs under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Japan

          The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan, or the Financial Instruments and Exchange Law, and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Switzerland

          The ADSs may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or the SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the ADSs or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

          Neither this document nor any other offering or marketing material relating to the offering, us, or the ADSs have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of ADSs will not be supervised by, the Swiss Financial Market Supervisory Authority, or FINMA, and the offer of ADSs has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or the CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of ADSs.

Dubai International Financial Centre

          This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or the DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The ADSs to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the ADSs offered should conduct their own due diligence on the ADSs. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Australia

          No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, or the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

          Any offer in Australia of the ADSs may only be made to persons, or the Exempt Investors, who are "sophisticated investors" (within the meaning of section 708(8) of the Corporations Act), "professional investors" (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the ADSs without disclosure to investors under Chapter 6D of the Corporations Act.

          The ADSs applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring ADSs must observe such Australian on-sale restrictions.

          This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

New Zealand

          The ADSs offered hereby have not been offered or sold, and will not be offered or sold, directly or indirectly in New Zealand and no offering materials or advertisements have been or will be distributed in relation to any offer of ADSs in New Zealand, in each case other than:

  (a)
  To persons whose principal business is the investment of money or who, in the course of and for the purposes of their business, habitually invest money; or

  (b)
  To persons who in all the circumstances can properly be regarded as having been selected otherwise than as members of the public; or

  (c)
  To persons who are each required to pay a minimum subscription price of at least NZ$500,000 for the ADSs before the allotment of those ADSs (disregarding any amounts payable, or paid, out of money lent by the issuer or any associated person of the issuer); or

  (d)
  In other circumstances where there is no contravention of the Securities Act 1978 of New Zealand (or any statutory modification or re-enactment of, or statutory substitution for, the Securities Act 1978 of New Zealand).

Canada

          The ADSs may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the ADSs must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

          Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for particulars of these rights or consult with a legal advisor.

          Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts, or NI 33-105, the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

EXPENSES RELATING TO THIS OFFERING

          The following table sets forth the estimated costs and expenses, other than the underwriting discounts and commissions, payable by us in connection with the offering (all amounts are estimated except the SEC registration fee, the FINRA filing fee and the NASDAQ listing fee):

SEC registration fee	$10,336
FINRA filing fee	15,896
NASDAQ listing fee	125,000
Printing expenses	225,000
Legal fees and expenses	1,950,000
Accounting fees and expenses	1,000,000
Miscellaneous	473,768

Total	3,800,000

LEGAL MATTERS

          Certain legal matters as to United States federal and New York law in connection with this offering will be passed upon for us by Wilson Sonsini Goodrich & Rosati, P.C., Palo Alto, California. Jones Day, Paris, France, will pass upon the validity of the ordinary shares represented by the ADSs offered hereby and other legal matters concerning this offering relating to French law, including matters of French income tax law. Goodwin Procter LLP, Menlo Park, California has acted as counsel to the underwriters in connection with this offering. Certain legal matters as to French law in connection with this offering will be passed upon for the underwriters by Gide Loyrette Nouel, Paris, France.

EXPERTS

          Our consolidated financial statements as of December 31, 2015 and 2014 and for each of the three years in the period ended December 31, 2015 included in this prospectus have been so included in reliance on the report of KPMG S.A., an independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in auditing and accounting. The offices of KPMG S.A. are located at Tour Eqho—2, avenue Gambetta—CS 60055—92066 Paris-La Defense cedex France.

ENFORCEMENT OF CIVIL LIABILITIES

          Talend S.A. is a corporation organized under the laws of France. Certain of our directors are non-residents of the United States and all or substantially all of their assets are located outside the United States. As a result, it may not be possible for you to:

  •
  Effect service of process within the United States upon our non-U.S. resident directors or on us;

  •
  Enforce in U.S. courts judgments obtained against our non-U.S. resident directors or us in the U.S. courts in any action, including actions under the civil liability provisions of U.S. securities laws;

  •
  Enforce in U.S. courts judgments obtained against our non-U.S. resident directors or us in courts of jurisdictions outside the United States in any action, including actions under the civil liability provisions of U.S. securities laws; or

  •
  Bring an original action in a French court to enforce liabilities against our non-U.S. resident directors or us based solely upon U.S. securities laws.

          We have been informed by Jones Day, our French counsel, that there is doubt as to enforceability in France, either in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities predicated in the U.S. federal securities laws.

          In addition, actions in the United States under the U.S. federal securities laws could be affected under certain circumstances by the French law No. 68-678 of July 26, 1968 as amended by French Law No. 80-538 of July 16, 1980, which may preclude or restrict the obtaining of evidence in France or from French persons in connection with those actions. Each of the foregoing statements also applies to our auditors. We also note that investors may be able to bring an original action in a French court against us to enforce liabilities based in part upon U.S. federal securities laws.

          We have appointed Talend, Inc. as our agent to receive service of process with respect to any action brought against us in the U.S. District Court for the Southern District of New York under the federal securities laws of the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

WHERE YOU CAN FIND MORE INFORMATION

          We have filed with the SEC a registration statement on Form F-1 under the Securities Act with respect to the underlying ordinary shares represented by the ADSs to be sold in this offering. This prospectus, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. You should refer to the registration statement for further information. Statements contained in this prospectus as to the content of any contract or other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or document. We intend to file a registration statement on Form F-6 to register the issuance of the ADSs offered hereby.

          Upon declaration by the SEC of the effectiveness of the registration statement, we will become subject to the periodic reporting and other informational requirements of the Exchange Act applicable to a foreign private issuer. Under the Exchange Act, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at Room 1580, 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. You may also obtain additional information over the Internet at the SEC's website at www.sec.gov.

          As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. Our consolidated financial statements will be prepared in IFRS and certified by an independent public accounting firm. If we make any written communications generally available to holders of our ordinary shares, and we furnish copies thereof (or English translations of summaries) to the depositary, it will distribute the same to the ADS holders.

Talend S.A.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders Talend S.A.

          We have audited the accompanying consolidated statements of financial position of Talend S.A. and subsidiaries (the "Company") as of December 31, 2014 and 2015, and the related consolidated statements of operations, comprehensive loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2015. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

          We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Talend S.A. and subsidiaries as of December 31, 2014 and 2015, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2015, in conformity with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board.

Paris La Défense, France

March 16, 2016, except as to the effects of the reverse share split as described in Note 1 as to which the date is June 27, 2016.

KPMG S.A.

s/ Grégoire Menou	s/ Jacques Pierre
Grégoire Menou Partner	Jacques Pierre Partner

TALEND S.A.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share amounts)

		Year Ended December 31,
	Notes	2013	2014	2015
Revenue
Subscriptions		$38,215	$49,290	$62,722
Professional services		14,865	13,291	13,238

Total revenue	6	53,080	62,581	75,960
Cost of revenue
Subscriptions		3,350	4,542	8,283
Professional services		12,545	11,616	10,425

Total cost of revenue		15,895	16,158	18,708
Gross profit		37,185	46,423	57,252
Operating expenses
Sales and marketing		35,769	42,851	49,169
Research and development		9,110	13,242	15,075
General and administrative		10,219	13,086	14,453

Total operating expenses		55,098	69,179	78,697

Loss from operations		(17,913)	(22,756)	(21,445)
Finance income	8	207	515	21
Finance expense	8	(1,974)	(81)	(589)

Loss before income tax expense		(19,680)	(22,322)	(22,013)
Income tax (expense) benefit	9	(9)	(199)	7

Net loss for the year(1)		$(19,689)	$(22,521)	$(22,006)

Net loss per share attributable to ordinary shareholders:
Basic and diluted net loss per share	17	$(6.40)	$(6.09)	$(5.79)
Weighted-average shares outstanding used to compute net loss per share attributable to ordinary shareholders:
Shares used in basic and diluted net loss per share		3,075	3,696	3,083

(1)
The loss for the year is wholly attributable to the owners of the Company

The above consolidated statements of operations should be read in conjunction with the accompanying notes.

TALEND S.A.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(in thousands)

	Year Ended December 31,
	2013	2014	2015
Net loss for the year	$(19,689)	$(22,521)	$(22,006)
Other comprehensive income (loss)
Items that may be reclassified subsequently to profit and loss:
Foreign currency translation adjustment	(1,519)	1,564	2,328
Tax effect on foreign exchange differences	—	—	—

Total comprehensive loss for the year	$(21,208)	$(20,957)	$(19,678)

The above consolidated statements of comprehensive loss should be read in conjunction with the accompanying notes.

TALEND S.A.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in thousands)

		As of December 31,
	Notes	2014	2015
Assets
Current assets:
Cash and cash equivalents	13	$9,191	$6,930
Trade receivables, net	12	18,845	26,862
Other current assets	13	6,392	4,976

Total current assets		34,428	38,768
Non-current assets:
Property and equipment, net	10	2,719	2,397
Goodwill	11	3,349	3,005
Intangible assets, net	11	1,444	834
Other non-current assets	13	3,558	3,057

Total non-current assets		11,070	9,293

Total assets		$45,498	$48,061

Liabilities
Current liabilities:
Trade and other payables	13	$13,613	$15,331
Provisions	13	711	536
Deferred revenue		43,600	49,679
Borrowings	18	2,607	151

Total current liabilities		60,531	65,697
Non-current liabilities:
Provisions	13	299	272
Deferred revenue		21,210	24,584
Borrowings	18	251	9,991

Total non-current liabilities		21,760	34,847

Total liabilities		82,291	100,544

Equity
Share capital	15	2,414	2,450
Share premium		93,336	94,931
Foreign currency translation reserve		(314)	2,014
Share-based payments reserve		2,223	4,580
Other reserves		8,371	8,371
Accumulated losses		(142,823)	(164,829)

Total shareholders' equity (deficit)		(36,793)	(52,483)

Total liabilities and shareholders' equity (deficit)		$45,498	$48,061

The above consolidated statements of financial position should be read in conjunction with the accompanying notes.

TALEND S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in thousands)

	Share capital	Share premium	Foreign currency translation reserve	Share-based payments reserve	Other reserves	Accumulated loss	Total equity
Balance at January 1, 2013	$1,937	$53,923	$(359)	$702	$8,371	$(100,613)	$(36,039)
Comprehensive loss:
Net loss for the year	—	—	—	—	—	(19,689)	(19,689)
Other comprehensive loss	—	—	(1,519)	—	—	—	(1,519)

Total comprehensive loss for the year	—	—	(1,519)	—	—	(19,689)	(21,208)
Issuance of ordinary and preferred shares	193	20,049	—	—	—	—	20,242
Conversion of bond	122	13,714	—	—	—	—	13,836
Exercise of warrants	78	4,932	—	—	—	—	5,010
Issue of shares to management	59	—	—	—	—	—	59
Exercise of stock awards	16	711	—	—	—	—	727
Issuing share costs net of income tax	—	(295)	—	—	—	—	(295)
Share-based compensation	—	—	—	263	—	—	263

Balance at December 31, 2013	$2,405	$93,034	$(1,878)	$965	$8,371	$(120,302)	$(17,405)

Comprehensive loss:
Net loss for the year	—	—	—	—	—	(22,521)	(22,521)
Other comprehensive income	—	—	1,564	—	—	—	1,564

Total comprehensive loss for the year	—	—	1,564	—	—	(22,521)	(20,957)
Exercise of stock awards	9	302	—	—	—	—	311
Share-based compensation	—	—	—	1,258	—	—	1,258

Balance at December 31, 2014	$2,414	$93,336	$(314)	$2,223	$8,371	$(142,823)	$(36,794)

Comprehensive loss:
Net loss for the year	—	—	—	—	—	(22,006)	(22,006)
Other comprehensive loss	—	—	2,328	—	—	—	2,328

Total comprehensive loss for the year	—	—	2,328	—	—	(22,006)	(19,678)
Issuance of ordinary and preferred shares	13	1,437	—	—	—	—	1,450
Exercise of warrants	10	—	—	—	—	—	10
Exercise of stock awards	13	158	—	—	—	—	171
Share-based compensation	—	—	—	2,357	—	—	2,357

Balance at December 31, 2015	$2,450	$94,931	$2,014	$4,580	$8,371	$(164,829)	$(52,483)

The above consolidated statements of changes in equity should be read in conjunction with the accompanying notes.

Talend S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31,
	2013	2014	2015
Cash flows from operating activities:
Net loss for the year	$(19,689)	$(22,521)	$(22,006)
Adjustments to reconcile net loss to net cash from operating activities:
Depreciation	489	702	986
Amortization of intangible assets	816	692	482
Unrealized gain or loss on foreign exchange	250	(222)	162
Non-cash finance costs	1,006	76	74
Share-based compensation	263	1,258	2,357
Loss on disposal of fixed assets	84	44	—
Income tax for the year	9	199	(7)
Income tax paid (received)	—	(108)	63
Changes in operating assets and liabilities:
Trade receivables	(8,729)	6,975	(11,865)
Other assets	(3,352)	(3,276)	1,585
Trade and other payables	3,605	(1,387)	4,741
Provisions	(43)	388	160
Deferred income	17,128	2,889	13,289

Net cash used in operating activities	(8,163)	(14,291)	(9,979)

Cash flows from investing activities:
Acquisition of property and equipment	(570)	(2,593)	(788)

Net cash used in investing activities	(570)	(2,593)	(788)

Cash flows from financing activities:
Proceeds from issuance of ordinary and preferred shares	26,624	311	1,631
Proceeds from borrowings	762	3,531	9,914
Repayment of borrowings	—	(1,659)	(2,616)

Net cash from financing activities	27,386	2,183	8,929

Net increase (decrease) in cash and cash equivalents	18,653	(14,701)	(1,838)
Cash and cash equivalents at beginning of the year	8,072	25,355	9,191
Effect of exchange rate changes on cash and cash equivalents	(1,370)	(1,463)	(422)

Cash and cash equivalents at end of year	$25,355	$9,191	$6,930

The above consolidated statements of cash flows should be read in conjunction with the accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended
December 31, 2013, 2014 and 2015

1. Corporate information

          A 1-for-8 reverse share split, effective on June 18, 2016, was approved by Talend S.A. shareholders at the General Meeting of Shareholders on June 1, 2016.

          All share-related disclosures, including nominal values, number of ordinary shares and preferred shares, and net earnings (loss) per share calculations, have been recast to reflect the 1-for-8 reverse share split for all periods presented.

          All ordinary and preferred share data as well as nominal value and subscription prices per share included in these financial statements for all periods presented have been adjusted to reflect the 1-for-8 reverse share split effective on June 18, 2016. The Company has rounded down for any fractional shares. The impact of the one-for-eight reverse share split on the Company's share options, employee warrants (BSPCE) and employee warrants (BSA) was a change to the conversion rate, whereby holders of share options, employee warrants (BSPCE) and employee warrants (BSA) will exercise eight options or warrants for one of the Company's ordinary shares. The number of outstanding share options, employee warrants (BSPCE) and employee warrants (BSA) has not changed due to the one-for-eight reverse share split. The exercise price for each option or warrant that has been granted has also not changed.

          The accompanying consolidated financial statements of Talend S.A. (the "Company") and its subsidiaries (together, "Talend" or the "Group") were authorized for issue by the board of directors on March 15, 2016 except for changes resulting from the 1-for-8 reverse share split, as described in Note 14, which was authorized for issue by the board of directors on June 23, 2016.

          The Company is incorporated in France with its registered office located at 9, rue Pages, 92150 Suresnes. Information on the Group's structure is provided in Note 20, "Group Information".

          Talend's software platform, Talend Data Fabric, integrates data and applications in real-time across modern big data and cloud environments, as well as traditional systems, allowing organizations to develop a unified view of their business and customers.

2. Statement of compliance

          The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standard Board ("IASB") and related interpretations issued by the IFRS Interpretations Committee.

(a)    New accounting standard and interpretation applied for the first time in the year ended December 31, 2015

          None.

(b)    New accounting standards not yet adopted

          In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers, which supersedes current revenue recognition requirements. The standard is effective for the Group for financial periods beginning on or after January 1, 2018 with early adoption permitted, and provides alternative approaches to adoption. IFRS 15 requires an entity to recognize the amount of revenue to which it expects to be entitled to, for the transfer of promised goods or services to customers.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2014 and 2015 and for the years ended
December 31, 2013, 2014 and 2015

2. Statement of compliance (Continued)

          In July 2014, the IASB issued IFRS 9, Financial Instruments, which replaces IAS 39, Financial Instruments: Recognition and Measurement, and which provides guidance that may impact the classification and measurement of financial assets and will result in additional disclosures. The standard applies to the classification and measurement of financial instruments, a new credit loss model for calculating impairment on financial assets, and new general hedge accounting requirements. It will be effective for the Group for financial periods beginning on or after January 1, 2018, with early adoption permitted.

          The Group is assessing the potential impact of these standards on its consolidated financial statements and, as it relates to the new revenue recognition standard, has not yet decided the adoption approach.

3. Summary of significant accounting policies

          The significant accounting policies adopted in the preparation of these consolidated financial statements are set out below. These accounting policies have been consistently applied to all years presented, unless otherwise stated.

          The consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments measured at fair value through profit or loss.

(a)    Going concern

          Based on the consolidated financial statements, the Group incurred a net loss of $22.0 million during the year ended December 31, 2015 and, as of that date, the Group's negative equity is $52.5 million. Furthermore, the Group used $10.0 million of cash in operating activities during the year ended December 31, 2015.

          Under IAS 1 Presentation of Financial Statements, an entity shall prepare financial statements on a going concern basis unless management either intends to liquidate the entity or to cease trading or has no realistic alternative but to do so.

          The Company's board of directors has assessed the Group's ability to continue as a going concern for the next twelve months. The board of directors has considered the Group's cash flow projections and believes that the net cash position at December 31, 2015, together with existing funding arrangements (See Notes 18 and 22), will be sufficient to meet expected cash requirements for at least the next twelve months ending December 31, 2016. Having considered the above, the Company's board of directors concluded that there are no material uncertainties related to events or conditions that may cast significant doubt upon the Group's ability to continue as a going concern.

(b)    Principles of consolidation

          The consolidated financial statements include the consolidated statements of financial position, statements of operations, comprehensive loss, change in equity and cash flows of the Company and its consolidated subsidiaries. Subsidiaries are entities controlled by the Group. The Group controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2014 and 2015 and for the years ended
December 31, 2013, 2014 and 2015

3. Summary of significant accounting policies (Continued)

are fully consolidated from the date on which control is transferred to the Group. From the date that control ceases, these entities are no longer consolidated.

          The financial statements of the subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies. All intercompany transactions and balances have been eliminated in the consolidation process.

(c)    Business combinations

          Business combinations are accounted for using the acquisition method whereby acquired companies are included in the consolidated financial statements from their acquisition date. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition date fair values of the assets transferred to the Company and liabilities assumed by the Company.

          If contingent consideration is identified in an acquisition, it is recorded at fair value determined on the acquisition date using a discounted cash flow model. Subsequently, contingent consideration that is classified as equity is not re-measured while other contingent consideration is re-measured to fair value at each reporting period with gains or losses recorded in profit and loss. The Group elects on a transaction-by-transaction basis whether to measure non-controlling interest at its fair value, or at its proportionate share of the recognized amount of the identifiable net assets, at the acquisition date.

          Transaction costs, other than those associated with the issue of debt or equity securities, which are incurred by the Group in connection with a business combination are expensed as incurred and recorded in general and administrative expenses.

          The Group measures goodwill as the consideration transferred plus the recognized amount of any non-controlling interest in the acquired entity, less the net recognized amount (generally fair value) of the identifiable assets acquired and liabilities assumed, all measured as of the acquisition date. Goodwill is subsequently measured at cost less accumulated impairment losses. If the net of the acquisition date amounts of the identifiable assets acquired and liabilities assumed exceeds the sum of the consideration transferred plus the amount of any non-controlling interests in the acquired entity, the excess is recognized in the consolidated statements of operations as a bargain purchase gain.

(d)    Foreign currency

Functional and presentation currency

          The functional currency for the Company is the Euro; however, these consolidated financial statements are presented in U.S. dollars, which is the Company's presentation currency. The management and shareholders of the Company measure performance on a group level using the U.S. dollar.

          The Group determines the functional currency of each subsidiary in accordance with International Accounting Standard ("IAS") 21, The Effects of Changes in Foreign Exchange Rates, based on the currency of the primary economic environment in which each subsidiary operates,

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2014 and 2015 and for the years ended
December 31, 2013, 2014 and 2015

3. Summary of significant accounting policies (Continued)

and items included in the financial statements of such entity are measured using that functional currency.

Foreign currency transactions

          Transactions in foreign currencies are initially recorded by the Group entities at their respective functional currency spot rates at the date the transaction first qualifies for recognition. Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency spot rate of exchange at the reporting date. Foreign currency differences arising on translation are generally recognized in the consolidated statements of operations.

Translation from functional to presentation currency

          Assets and liabilities of the Company and its subsidiaries are translated from their functional currency into the U.S. dollar presentation currency at the rate of exchange prevailing at the reporting date and their income statements are translated at average exchange rates as long as they represent a reasonable approximation of the exchange rates at the dates of the relevant transactions. The average rate is determined by taking the average of the month-end closing rates, unless such method results in a material distortion.

          The exchange differences arising on translation to the presentation currency for consolidation are recognized in other comprehensive income (loss) and accumulated in the foreign currency translation reserve.

Main exchange rates used for translation

          The main exchange rates used for translation (one unit of each foreign currency converted to USD) are summarized in the following table:

	2013		2014		2015
	Closing rate	Average rate	Closing rate	Average rate	Closing rate	Average rate
Euro (€)	1.3779	1.3285	1.2101	1.3287	1.0859	1.1095
Pound Sterling (£)	1.6573	1.5645	1.5577	1.6472	1.4745	1.5242
Japanese Yen	0.0095	0.0103	0.0083	0.0095	0.0083	0.0083
Chinese Yuan Renminbi (RMB)	0.1652	0.1627	0.1611	0.1623	0.1540	0.1591
Swiss Francs (CHF)	1.1231	1.0760	1.0065	1.0939	0.9975	1.0371
Canadian Dollar (CAD)	—	—	—	—	0.7225	0.7782
Australian Dollar (AUD)	—	—	—	—	0.7285	0.7456
Singapore Dollar (SGD)	—	—	—	—	0.7058	0.7087

(e)    Revenue recognition

          The Group primarily derives revenue from two sources:

  •
  subscription revenue which is comprised of direct or indirect sales of subscription-based license agreements for Talend technologies; and

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2014 and 2015 and for the years ended
December 31, 2013, 2014 and 2015

3. Summary of significant accounting policies (Continued)

  •
  related professional services revenue.

          The Group recognizes revenue in line with IAS 18, Revenue, when the amount of revenue can be measured reliably, it is probable that the economic benefits associated with the transaction will flow to the Group, and the stage of completion of the transaction at the end of the reporting period can be measured reliably.

Subscription revenue

          A subscription includes a license to use software, access to technical support and rights to fixes and updates of new versions of the software, on a when-and-if available basis, during the term of the subscription. Subscription revenues are recognized ratably over the contract terms beginning with the commencement date of each subscription agreement, and when all other revenue recognition criteria have been satisfied. Subscription-based arrangements generally have a contractual term of one to three years.

          The Group sells its offerings through two channels: 1) directly to customers, which includes sales by the Group's sales force and 2) indirectly through value added channel partners and resellers. The Group negotiates directly with resellers on contracts to provide its subscriptions as it would with direct customers, and does not have the ability or right to establish pricing between resellers and end users. The Group issues resellers a non-exclusive reseller subscription of its products and resellers function as non-exclusive resellers to market, sell and provide the Group's products and support services to end users. Resellers have discretion with setting the price with the end users and the Group does not bear any of the risks or rewards with regard to the sales made by its resellers to end users. Revenue recognition for indirect customers is the same as for direct customers as the terms of sale are substantially similar.

          Additionally, the Group occasionally enters into arrangements to embed a license or generated code into a third party application or service for which the Group receives a royalty. For royalty lump sum arrangements, revenue is recognized over the term of the royalty agreement. For sales based royalty arrangements, revenue is recognized upon receiving proof of sell-through. Royalty revenue is reported under subscription revenues.

Professional services revenue

          The Group offers professional services which include consulting and training and associated expenses. Consulting services include implementation support to our customers during subscription setup and consist of time-based arrangements for which the revenue is recognized as the services are rendered. Training revenue results from contracts to provide educational services to customers and partners regarding the use of the Group technologies and is recognized as training is delivered.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2014 and 2015 and for the years ended
December 31, 2013, 2014 and 2015

3. Summary of significant accounting policies (Continued)

Multiple-element arrangements

          The Group can enter into transactions that are multiple-element arrangements where a subscription and consulting and training services are sold together. These elements are recognized separately unless the services are deemed essential to the functionality of the other elements in the arrangement (i.e. the software license).

          The Group first allocates revenue to consulting and training services based on the relative fair value method and allocates any remaining amount to the subscription using the residual method. The Group is able to determine reliably the fair value of a consulting or training services component based on historical pricing for the component or a similar component that has been sold on a standalone basis. The consideration allocated to each component is recognized as revenue when the revenue recognition criteria have been met for the respective component.

          Support is not accounted for separately from the license included in the subscription fee as it is not sold separately as the subscriptions sold by the Group includes both license and support.

Deferred revenue

          Deferred revenue includes future revenue from subscriptions that will be recognized ratably over the remaining term of the contract period, beginning on the commencement date of each contract, and for the undelivered portion of consulting and training services that the customer has prepaid but for which services have not yet been performed.

(f)     Financial instruments

(i)      Non-derivative financial assets

          The Group has the following non-derivative financial assets: deposits, trade receivables and certain other receivables and cash and cash equivalents.

          The Group initially recognizes non-derivative financial assets on the date that they are originated.

  Loans and receivables

          Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

          A valuation allowance for trade receivables is recognized if the recoverable amount is less than the carrying amount.

          Loans and receivables comprise deposits, trade receivables and certain other receivables.

  Cash and cash equivalents

          Cash and cash equivalents comprise cash at banks and, if any, highly liquid deposits with original maturities of three months or less, that are readily convertible into a known amount of cash

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2014 and 2015 and for the years ended
December 31, 2013, 2014 and 2015

3. Summary of significant accounting policies (Continued)

and are subject to insignificant risk of changes in value. Bank overdrafts that are repayable on demand and form an integral part of the Group's cash management, if any, are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

(ii)     Non-derivative financial liabilities

          The Group has the following non-derivative financial liabilities: borrowings and trade and other payables. The Group initially recognizes non-derivative financial liabilities on the date that they are originated. Such financial liabilities are recognized initially at fair value less any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortized cost using the effective interest method.

          The Group derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in the consolidated statements of operations.

(iii)    Derivative instruments

          The Group recognizes derivative financial instruments at the fair value on the date the derivative contracts are entered into, and such instruments are subsequently re-measured to fair value at the end of each reporting period. All changes in fair value are recognized immediately in the consolidated statements of operations.

          The only derivative financial instrument of the Group are the BSA Ratchet warrants. See Note 15 (d) for a discussion on BSA Ratchet warrants.

(iv)    Convertible bonds

          The convertible bonds were classified as compound liabilities because they were redeemable into cash (debt component) or into a variable number of shares (embedded derivative component). They converted into shares in 2013.

(v)     Classification of financial instruments within the fair value hierarchy

          When measuring the fair value of an asset or a liability, the Group uses observable market data to the extent possible. IFRS 13, Fair Value Measurement, requires disclosure of fair value measurements by level of the following fair value measurement hierarchy:

  •
  Level 1: quoted prices (unadjusted) in active markets for identical financial assets or liabilities.

  •
  Level 2: inputs other than quoted prices in active markets, that are observable either directly (i.e. as prices) or indirectly (i.e. derived from prices).

  •
  Level 3: inputs that are not based on observable market data.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2014 and 2015 and for the years ended
December 31, 2013, 2014 and 2015

3. Summary of significant accounting policies (Continued)

          The fair value measurement level within the fair value hierarchy for a particular asset or liability is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs.

          Financial instruments not measured at fair value on the Company's consolidated statement of financial position, but which require disclosure of their fair values include: cash and cash equivalents, trade receivables and certain other receivables, deposits, trade and other payables and borrowings.

          For cash and cash equivalents, trade receivables and certain other receivables, trade and other payables, their fair value is deemed to approximate their carrying amount due to the short term nature of these balances.

          For deposits, as they are not significant, the difference between their fair value and their carrying amount is not deemed significant.

          For borrowings, their fair value was categorized as Level 2 and was estimated based on a discounted cash flow method using a market interest rate for similar borrowings.

          The only instrument measured at fair value on the statement of financial position are the BSA Ratchet warrants which are categorized as Level 3 and which have an immaterial fair value. See Note 15 (d) for a discussion of BSA Ratchet warrants.

(g)    Share capital

  Ordinary shares

          Ordinary shares are classified as equity.

  Preferred shares

          The Group's preferred shares are classified as equity as they are non-redeemable, convertible into a fixed number of ordinary shares, and any dividends are discretionary. Dividends thereon are recognized as distributions within equity upon approval by the Company's shareholders.

  Equity transaction costs

          Incremental and external costs directly attributable to the equity transactions are accounted for as a deduction from equity, net of tax effect, in accordance with paragraphs 35 and 37 of IAS 32, Financial Instruments: Presentation.

(h)    Property and equipment

(i)      Recognition and measurement

          Property and equipment are stated at cost less accumulated depreciation and any accumulated impairment losses. Historical cost includes expenditures directly attributable to the acquisition of the assets. Purchased software that is an integral part of the functionality of the related equipment is capitalized as part of that equipment.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2014 and 2015 and for the years ended
December 31, 2013, 2014 and 2015

3. Summary of significant accounting policies (Continued)

          An item of property and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset.

          When parts of an item of property and equipment have different useful lives, they are accounted for as separate items (major components) of property and equipment.

          Gains and losses on disposal of an item of property and equipment are determined by comparing the proceeds from disposal with the carrying amount of the property and equipment, and are recognized within the consolidated statements of operations.

(ii)     Depreciation

          Depreciation is calculated over the depreciable amount, which is the cost of an asset, or other amount substituted for cost, less its residual value.

          Depreciation is recognized in the consolidated statements of operations on a straight-line basis over the estimated useful lives of each part of an item of property and equipment, or in the case of leasehold improvements and certain leased equipment, over the lease term if shorter, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset.

          The estimated useful lives for each asset class are as follows:

  •
  leasehold improvements: remainder of lease term

  •
  computer equipment: 3 years

  •
  fixtures and fittings: 3 to 10 years

          Depreciation methods, useful lives and residual values are reviewed at each year-end and adjusted if appropriate.

(i)      Intangible assets

          Intangible assets include acquired customer relationships, acquired developed technology and acquired in-process research and development technology ("IPR&D technology").

          Intangible assets with finite useful lives that are acquired separately are carried at cost less accumulated amortization and accumulated impairment losses.

          Intangibles acquired through a business combination are recognized separately from goodwill, initially at fair value on the acquisition date (which is regarded as their cost). Subsequent to initial recognition, intangible assets acquired in a business combination are reported at cost less accumulated amortization and accumulated impairment losses, on the same basis as intangible assets acquired separately.

(i)      Customer relationships

          Customer relationships that were acquired through a business combination in fiscal year 2010, generate business revenue that will likely be repeated by the acquired customers. The customer relationships are amortized over the expected useful life of such relationships.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2014 and 2015 and for the years ended
December 31, 2013, 2014 and 2015

3. Summary of significant accounting policies (Continued)

          The initial valuation methodology used is generally based on the excess earnings method, which seeks to segregate future cash flows attributable solely to acquired customer relationships. Revenue from acquired customers were estimated to grow at a rate based on management's intent to increase subscription rates over time and reflect the declining probability of repeat business with the acquired customers based on the cumulative probability of retention rates.

(ii)     Acquired developed technology

          Developed technology acquired through a business combination in fiscal year 2010, includes purchased software and a developed internet interface platform using non-proprietary software and hardware. The initial valuation methodology used was based on the relief-from-royalty method. This method is based on the assumption that, in lieu of ownership, a firm would be willing to pay a royalty in order to exploit the related benefits of this asset class. Revenue related to developed technology was estimated using the acquired entity's estimated revenue. A royalty rate of 7.75% was used in the calculation, which represents the royalty rate the Company believed most closely represented similar licensing arrangements of similar assets.

(iii)    In-process research and development technology

          IPR&D technology includes an in process developed internet interface platform that was acquired through a business combination in fiscal year 2010. The initial valuation methodology used was based on the relief-from-royalty method. This method is based on the assumption that, in lieu of ownership, a firm would be willing to pay a royalty in order to exploit the related benefits of this asset class. The IPR&D is not amortized until technical completion is achieved and the asset is available for its intended use. Revenue related to IPR&D was estimated using the acquired entity's estimated revenue. A royalty rate of 5.75% was used in the calculation, which represents the royalty rate the Company believed most closely represented similar licensing arrangements of similar assets.

(iv)    Amortization

          The useful lives of intangible assets are assessed to be either finite or indefinite.

          Intangible assets with indefinite useful lives are not amortized but are tested for impairment annually.

          Amortization of intangible assets with finite lives are recognized in the consolidated statements of operations on a straight-line basis over the estimated useful lives of intangible assets, from the date that they are available for use, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. The amortization expense on intangible assets with finite lives is recognized in the consolidated statements of operations in the expense category, consistent with the function of the intangible asset.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2014 and 2015 and for the years ended
December 31, 2013, 2014 and 2015

3. Summary of significant accounting policies (Continued)

          The estimated useful lives for each intangible asset class are as follows:

Customer relationships	7 - 9	years
Acquired developed technology	3 - 7	years
In-process research and development technology	5 - 7	years

(j)      Impairment

Financial assets

          A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

          An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset's original effective interest rate. Losses are recognized in the consolidated statements of operations and reflected in an allowance account against receivables. Interest on the impaired asset continues to be recognized through the unwinding of the discount. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through the consolidated statements of operations.

Non-financial assets

          Goodwill, intangible assets and property and equipment are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset's recoverable amount is estimated. For goodwill, and intangible assets that have indefinite useful lives or that are not yet available for use, the recoverable amount is estimated each year at the same time (at year end).

          For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the "cash-generating unit, or CGU"). For the purposes of goodwill impairment testing, goodwill acquired in a business combination is allocated to the CGUs or the group of CGUs that is expected to benefit from the synergies of the combination. This allocation is subject to an operating segment ceiling test and reflects the lowest level at which that goodwill is monitored for internal reporting purposes.

          The Group operates as a single CGU and as a single operating segment.

          An operating segment is defined as a component of an entity for which discrete financial information is available and whose operating results are regularly reviewed by the chief operating decision maker. The Group's chief operating decision maker is the Group's chief executive officer, who reviews operating results to make decisions about allocating resources and assessing performance based on consolidated financial information. The Group's chief decision maker

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2014 and 2015 and for the years ended
December 31, 2013, 2014 and 2015

3. Summary of significant accounting policies (Continued)

reviews operating results at an entity-wide level and accordingly the Group has determined it operates as one operating segment.

          When the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognized in the consolidated statements of operations. Impairment losses are allocated first to reduce the carrying amount of any goodwill and then to reduce the carrying amounts of the other assets in the CGU on a pro rata basis. Impairment losses relating to goodwill cannot be reversed in future periods.

          The recoverable amount of a CGU is the greater of its value in use and its fair value less costs of disposal. In determining fair value less costs of disposal, recent market transactions are taken into account, if available. If no such transactions can be identified, an appropriate valuation model is used. In assessing value in use, the estimated future cash flows are discounted to their present value using a post-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

          At December 31, 2014 and 2015, the Group performed its annual impairment test. The recoverable amount of the CGU was determined using a discounted cash flow calculation, along with other value indicators, based on a value-in-use using the following assumptions:

  •
  discount rate of 15.5% at December 31, 2014 and 2015;

  •
  perpetual growth rate used in terminal value of 3% at December 31, 2014 and 2015 respectively; and

  •
  budgeted margins based on past performance and future expectations, adjusted for anticipated revenue growth.

          On this basis, the impairment tests did not result in any impairment losses as of December 31, 2014 and 2015.

(k)    Employee benefits

(i)      Defined contribution plan

          A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in the consolidated statements of operations in the periods during which services are rendered by employees. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available. Contributions to a defined contribution plan that are due more than 12 months after the end of the period in which the employees render the service are discounted to their present value.

          The Group's obligations under these plans are recorded in "Trade and other payables". Material defined contribution plans are operated in the following countries: France, the United States, the United Kingdom and Germany.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2014 and 2015 and for the years ended
December 31, 2013, 2014 and 2015

3. Summary of significant accounting policies (Continued)

(ii)     Defined benefit plan

          A defined benefit plan is a post-employment benefit plan. The Group's net obligation in respect of defined benefit plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value and recorded in "Provisions".

(iii)    Short-term employee benefits

          Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.

          A liability is recognized for the amount expected to be paid under short-term cash bonus plans if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

(iv)    Share-based payments

          Employees and executives of the Group receive remuneration in the form of share-based payments, whereby they render services as consideration for equity instruments which are considered equity-settled transactions. The cost of equity-settled transactions are recognized, together with a corresponding increase in equity, by reference to the fair value determined at the grant date of the share-based awards, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the beneficiary becomes fully entitled to the award (the "vesting date"). The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has lapsed and the Group's best estimate of the number of equity instruments that will ultimately vest. Share-based awards are expensed on an accelerated method of expense recognition, a graded vesting method, over the vesting period. The Group follows the graded vesting method of expense recognition for the share-based awards, as the awards vest in tranches over the vesting period.

          Determining the fair value of the share-based awards at the grant date requires judgment. The Company calculated the fair value of each option award on the grant date using the Black-Scholes option pricing model. The Black-Scholes model requires the input of highly subjective assumptions, including the fair value of the Company's shares, expected volatility, expected term, risk-free interest rate and dividend yield.

          The estimation of share awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from current estimates, such amounts will be recorded as a cumulative adjustment in the period the estimates are revised. Actual results, and future changes in estimates, may differ substantially from current estimates.

          If an equity-settled award is cancelled, it is treated as if it had been forfeited on the date of cancellation, and any expense previously recognized for unvested shares is immediately reversed.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2014 and 2015 and for the years ended
December 31, 2013, 2014 and 2015

3. Summary of significant accounting policies (Continued)

(l)      Provisions

          A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the balance sheet date, taking into account the risks and uncertainties surrounding the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized as a finance cost.

(m)   Government grants and other government assistance

          Government grants are recognized initially as deferred income at fair value when there is reasonable assurance that they will be received and the Group will comply with the conditions associated with the grant. Grants that compensate the Group for expenses incurred are recognized in the consolidated statements of operations as a reduction of research and development expense on a systematic basis in the same periods in which the expenses are recognized. Grants that compensate the Group for the cost of an asset are recognized in the consolidated statements of operations on a systematic basis over the useful life of the asset.

          The Research Tax Credit (Crédit d'Impôt Recherche, or "CIR") is a French tax incentive to stimulate research and development conducted in France. Entities that demonstrate that their research expenditures meet the required CIR criteria are able to offset the income tax to be paid, or the remaining portion (if any) can be refunded, at the end of a three fiscal year period. If taxes due are not sufficient to cover the full amount of tax credit at the end of the three year period, the difference is repaid in cash to the entity by the authorities. The CIR is calculated based on the claimed volume of eligible research and development expenditures and as a result, the CIR is deducted from research and development expenses in the consolidated statements of operations.

(n)    Finance income and finance costs

          Finance income and finance costs mainly include:

  •
  interest income recognized in the consolidated statements of operations, using the effective interest method;

  •
  Interest expense on borrowings and convertible bonds (until 2013 for the latter) that are recognized in the consolidated statements of operations, using the effective interest method; and

  •
  net foreign exchange gains and losses.

(o)    Income tax

          Income tax expense comprises current income tax payable and deferred tax. Current tax and deferred tax are recognized in the consolidated statements of operations except to the extent that it

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2014 and 2015 and for the years ended
December 31, 2013, 2014 and 2015

3. Summary of significant accounting policies (Continued)

relates to a business combination, or items recognized directly in equity or in other comprehensive income.

          Current tax assets and liabilities for the current and prior periods are comprised of amounts expected to be recovered from or paid to taxation authorities. The calculation of current tax is based on tax rates and tax laws enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

          Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax liabilities are generally recognized for all taxable temporary differences, and deferred tax assets, related to unused tax losses, tax credits and deductible temporary differences, are generally recognized to the extent that it is probable that taxable profits will be available against which those unused tax losses, tax credits and deductible temporary differences can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

          Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill.

          Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates and tax laws that have been enacted or substantively enacted by the reporting date.

          Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different taxable entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

(p)    Research and development expenses

          Research and development expenses include all direct costs, primarily headcount costs for Group personnel and outside consultants, related to the development of new software products and significant updates and enhancements to existing software products. Research costs are expensed as incurred.

          Amortization expense of acquired developed technology and IPR&D is also included in research and development expense.

          Costs incurred from development of computer software are capitalized only when all the following criteria are met:

  •
  technical feasibility necessary for the completion of the development project;

  •
  intention to complete the project and use or sell it;

  •
  ability to use or sell the intangible asset;

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2014 and 2015 and for the years ended
December 31, 2013, 2014 and 2015

3. Summary of significant accounting policies (Continued)

  •
  future economic benefits are probable;

  •
  technical and financial resources are available to complete the project; and

  •
  expenditures attributable to the project can be measured reliably.

          The Group has assessed the conditions for recognition of an internally generated asset from software development activities and concluded that all criteria were not fulfilled; therefore, no research and development costs have been capitalized.

(q)    Off balance sheet arrangements

          The company has no off balance sheet arrangements other than those disclosed as operating leases in Note 19, "Commitments and Contingencies".

4. Critical accounting estimates and judgments

          The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Management bases its judgments and estimates on historical experience and on other various factors it believes to be reasonable under the circumstances, the result of which forms the basis of the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

          The most significant areas that require management judgment and estimates relate to:

  1.
  recognition of revenue;

  2.
  recognition and valuation of the Research Tax Credit;

  3.
  goodwill impairment test;

  4.
  measurement of share-based compensation;

  5.
  defined benefit plan assumptions;

  6.
  capitalization of research and development costs, and;

  7.
  recognition of deferred tax assets.

          The accounting policies for these areas are discussed elsewhere in these Consolidated Financial Statements.

5. Financial risk management

          The main financial risks arising from the Company's activities are foreign currency risk, credit risk and cash flow liquidity risk. The interest rate risk is considered low. Management reviews and agrees policies for managing each of these risks which are summarized below. The Company's

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2014 and 2015 and for the years ended
December 31, 2013, 2014 and 2015

5. Financial risk management (Continued)

board of directors is made aware of and reviews management's risk assessments prior to entering into significant transactions.

  Foreign currency risk

          The Group is exposed to currency risk on sales, purchases and borrowings that are denominated in a currency other than the respective functional currencies of Group entities, primarily the Euro, but also includes U.S. Dollars (USD), RMB and Pound Sterling.

          Cash deposits are primarily in financial institutions in France, however cash for monthly operating costs of international operations are deposited in banks outside France.

          Given that a significant proportion of revenue and costs are matched at a local level in local currency, management did not consider the risk in 2015 or prior comparative periods to be significant. If there was a mismatch of these costs and revenue within any particular currency and if there was a significant strengthening or weakening of one of the primary currencies in which the Group operates, there is a reporting and currency risk that would need to be mitigated with transfer of cash deposits between countries.

          The effect of a hypothetical 10% change in the Euro exchange rates applicable to our business would have had an approximate impact on our net loss of $1.4 million, $1.7 million and $0.7 million for the years ended December 31, 2013, 2014 and 2015, respectively. We have not entered into derivatives or hedging transactions as our exposure to foreign currency exchange rates has not been material to our historical operating results, but we may do so in the future if our exposure to foreign currency should become more significant.

  Credit risk

          Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group's receivables from customers.

          The Group's exposure to credit risk is influenced mainly by the individual characteristics of each customer. At December 31, 2014 and 2015, the top ten customers collectively accounted for 23% and 29%, respectively, of the Group trade receivables. The solvency of these major customers and the diversity of the other smaller customers help limit credit risk.

          The Group does not consider that any of its customers or geographic areas present a significant risk of non-collection that could materially impact the financial position of the Group as a whole.

          The Group primarily places its cash and cash equivalents with high-credit quality financial institutions.

  Liquidity risk

          Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. Balances due within 12 months equal their carrying balances as the impact of discounting is not

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2014 and 2015 and for the years ended
December 31, 2013, 2014 and 2015

5. Financial risk management (Continued)

significant. The Group evaluated its liquidity risk based on its cash inflows and outflows for the next 12 months and concluded it to be low, as the Group has sufficient cash as of December 31, 2015 to meet its short-term and long-term cash outflows. The Group's long-term commitments under operating leases, representing its undiscounted future cash outflows, are disclosed in Note 19, "Commitments and Contingencies".

          The following tables present the Group's financial liabilities based on their contractual maturities (amounts disclosed in the tables are the contractual, undiscounted cash flows):

	One year or less	One to five years	Total
	(in thousands)
As of December 31, 2015
Trade and other payables	$15,331	$—	$15,331
Borrowings	823	10,337	11,160

	$16,154	$10,337	$26,491

	One year or less	One to five years	Total
	(in thousands)
As of December 31, 2014
Trade and other payables	$13,613	$—	$13,613
Borrowings	2,627	293	2,920

	$16,240	$293	$16,533

6. Revenues by geographic region

          The following table sets forth the Group's total revenue by region for the periods indicated (in thousands). The revenues by geography were determined based on the country where the sale took place.

	Year Ended December 31,
	2013	2014	2015
Americas	$19,908	$23,244	$33,602
EMEA	31,735	37,468	40,201
Asia Pacific	1,437	1,869	2,157

	$53,080	$62,581	$75,960

          Revenues from our country of domicile, France, totalled approximately $10.5 million, $14.1 million and $14.9 million for the years ended December 31, 2013, 2014 and 2015, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2014 and 2015 and for the years ended
December 31, 2013, 2014 and 2015

7. Expenses by nature

          Results from operating activities included the following expenses (in thousands):

	Year Ended December 31,
	2013	2014	2015
Depreciation:
Computer equipment	$342	$420	$519
Fixtures and fittings	105	108	131
Leasehold improvements	42	174	336

Total depreciation	489	702	986
Amortization:
Customer relationships	217	218	182
Developed technology	441	315	167
IPR&D technology	158	159	133

Total amortization	$816	$692	$482

Total depreciation and amortization	$1,305	$1,394	$1,468

Employee benefits expense:
Salaries and wages	$27,421	$31,763	$36,816
Variable compensation	10,074	11,658	14,041
Payroll taxes	7,293	8,584	8,830
Share-based payment expense	263	1,258	2,357
Defined contribution plan expense	439	529	809

Total employee benefits expense	$45,490	$53,792	$62,853

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2014 and 2015 and for the years ended
December 31, 2013, 2014 and 2015

8. Finance income and finance expense

	Year Ended December 31,
	2013	2014	2015
	(in thousands)
Finance income
Interest income on bank deposits	$146	$33	$17
Gain on sale of financial security	—	—	4
Net foreign exchange gain	61	482	—

Finance income	207	515	21

Finance costs
Interest expense on loans	(909)	(81)	(295)
Warrant expense on convertible bond	(1,065)	—	—
Net foreign exchange loss	—	—	(294)

Finance expense	(1,974)	(81)	(589)

Net finance income (loss)	$(1,767)	$434	$(568)

          In connection with the issuance of convertible bonds in 2012, the Company granted 111,111 warrants exercisable into Series G preferred shares at a price per share of €0.08. The value attributable to the warrants was $1.2 million of which the unamortized portion of $1.1 million was recorded in 2013 upon the early conversion of the convertible bond into Series G preferred shares (See Note 15).

          Interest paid during the years ended December 31, 2013, 2014 and 2015 were $0.8 million, $0 and $0.2 million, respectively.

9. Income tax

          The major components of income tax expense for the years ended December 31, 2013, 2014 and 2015 are as follows (in thousands):

	Year Ended December 31,
	2013	2014	2015
Current income tax:
Current income tax charge	$(8)	$(180)	$(42)
Adjustment in respect of current income tax of previous year	(1)	(19)	49

Income tax (expense) benefit	$(9)	$(199)	$7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2014 and 2015 and for the years ended
December 31, 2013, 2014 and 2015

9. Income tax (Continued)

          The following table provides a reconciliation of the income tax expense calculated at the French statutory tax rate to the income tax expense (in thousands).

	Year Ended December 31,
	2013	2014	2015
Loss before income tax	$(19,680)	$(22,322)	$(22,013)

At France's statutory income tax rate of 33.33% plus 1.1% surcharge in 2015, 2014 and 2013	6,776	7,686	7,579
Effect of different tax rates of subsidiaries operating in countries other than France	60	(69)	(455)
Non-deductible expenses	(393)	(760)	(852)
Effective change in tax rates	(34)	(25)	(33)
Deferred tax assets not recognized	(6,436)	(7,041)	(6,310)
Other items, net	18	10	78

Income tax (expense) benefit	$(9)	$(199)	$7

          At December 31, 2014 and 2015 the Group had the following deferred tax assets which have not been recognized (in thousands):

	Year Ended December 31,
	2014	2015
Tax losses	$41,030	$43,239
Other temporary differences	2,720	2,812

Total deferred tax assets	$43,750	$46,051

          Deferred tax assets have not been recognized for the above temporary differences since the Group has been in a loss position for the past three years and it is not probable that the Group will generate future taxable income in the near term against which to utilize the temporary differences.

          Gross tax losses expire as follows (in thousands):

	Year Ended December 31,
	2014	2015
From 1 to 5 years	$250	$231
Thereafter	7,444	8,755
Indefinite	112,179	117,936

Total gross tax losses	$119,873	$126,922

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2014 and 2015 and for the years ended
December 31, 2013, 2014 and 2015

10. Property and equipment

          Property and equipment as of December 31, 2015 included the following (in thousands):

Cost	Computer Equipment	Fixtures and Fittings	Leasehold Improvements	Total
Balance at January 1, 2015	$2,609	$833	$1,567	$5,009
Additions	483	112	176	771
Disposals	(68)	(8)	—	(76)
Transfers	—	—	—	—
Effect of change in exchange rates	(126)	(34)	(56)	(216)

Balance at December 31, 2015	2,898	903	1,687	5,488
Depreciation
Balance at January 1, 2015	1,756	288	246	2,290
Additions	519	131	336	986
Disposals	(68)	(8)	—	(76)
Effect of change in exchange rates	(116)	26	(19)	(109)

Balance at December 31, 2015	$2,091	$437	$563	$3,091

Carrying amount at December 31, 2015	$807	$466	$1,124	$2,397

          Property and equipment as of December 31, 2014 included the following (in thousands):

Cost	Computer Equipment	Fixtures and Fittings	Leasehold Improvements	Total
Balance at January 1, 2014	$1,975	$574	$311	$2,860
Additions	780	495	1,321	2,596
Disposals	(8)	(195)	—	(203)
Transfers	—	3	(3)	—
Effect of change in exchange rates	(138)	(44)	(62)	(244)

Balance at December 31, 2014	2,609	833	1,567	5,009
Depreciation
Balance at January 1, 2014	1,392	325	89	1,806
Additions	420	108	174	702
Disposals	(6)	(153)	—	(159)
Effect of change in exchange rates	(50)	8	(17)	(59)

Balance at December 31, 2014	$1,756	$288	$246	$2,290

Carrying amount at December 31, 2014	$853	$545	$1,321	$2,719

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2014 and 2015 and for the years ended
December 31, 2013, 2014 and 2015

11. Goodwill and intangible assets

Goodwill

          Goodwill consisted of the following (in thousands):

	As of December 31,
	2014	2015
Cost
Balance at beginning of period	$3,813	$3,349
Effect of change in exchange rates	(464)	(344)

Balance at end of period	$3,349	$3,005

Intangible assets

          Intangible assets as of December 31, 2015 included the following (in thousands):

Cost	Customer relationships	Developed technology	IPR&D technology	Total
Balance at January 1, 2015	$1,591	$1,881	$1,012	$4,484
Additions	—	—	—	—
Effect of change in exchange rates	(163)	(191)	(104)	(458)

Balance at December 31, 2015	1,428	1,690	908	4,026
Amortization
Balance at January 1, 2015	811	1,711	518	3,040
Additions	182	167	133	482
Effect of change in exchange rates	(86)	(188)	(56)	(330)

Balance at December 31, 2015	$907	$1,690	$595	$3,192

Carrying amount at December 31, 2015	$521	$—	$313	$834

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2014 and 2015 and for the years ended
December 31, 2013, 2014 and 2015

11. Goodwill and intangible assets (Continued)

          Intangible assets as of December 31, 2014 included the following (in thousands):

Cost	Customer relationships	Developed technology	IPR&D technology	Total
Balance at January 1, 2014	$1,811	$2,141	$1,152	$5,104
Additions	—	—	—	—
Effect of change in exchange rates	(220)	(260)	(140)	(620)

Balance at December 31, 2014	1,591	1,881	1,012	4,484
Amortization
Balance at January 1, 2014	697	1,691	425	2,813
Additions	218	315	159	692
Effect of change in exchange rates	(104)	(295)	(66)	(465)

Balance at December 31, 2014	$811	$1,711	$518	$3,040

Carrying amount at December 31, 2014	$780	$170	$494	$1,444

12. Trade receivables

          The Group's trade receivables consisted of the following (in thousands):

	As of December 31,
	2014	2015
Trade receivables	$18,979	$27,365
Less: Allowance for doubtful accounts	(134)	(503)

Trade receivable, net	$18,845	$26,862

          The movements in the allowance for doubtful accounts of receivables were as follows (in thousands):

	As of December 31,
	2013	2014	2015
Balance at beginning of year	$231	$244	$134
Charge for the year	16	(92)	378
Write-off of receivable	—	—	—
Effect of change in exchange rates	(3)	(18)	(9)

	$244	$134	$503

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2014 and 2015 and for the years ended
December 31, 2013, 2014 and 2015

12. Trade receivables (Continued)

          As of December 31, 2014 and 2015, the aging analysis of net trade receivables that were not impaired is as follows (in thousands):

	Total	Neither past due nor impaired	Past due but not impaired
			< 30 days	30 - 90 days	> 90 days
At December 31, 2015	26,862	24,772	1,742	333	15
At December 31, 2014	18,845	17,427	997	367	54

          At December 31, 2014 and 2015 the past due balances totalled 8% of the total net trade receivable (net of allowance for doubtful accounts). The related balances are not considered to be impaired.

13. Other balance sheet accounts

Cash and cash equivalents

          Cash and cash equivalents consisted of the following (in thousands):

	As of December 31,
	2014	2015
Cash at banks	$9,191	$6,930

Total cash and cash equivalents	$9,191	$6,930

Other current and non-current assets

          Prepaid expenses and other current assets consisted of the following (in thousands):

	As of December 31,
	2014	2015
Royalties	$395	$330
Software subscriptions	736	1,143
Research tax credit	—	806
Unbilled revenue	539	437
Prepaid rent	176	259
Prepaid insurance	132	109
Other assets	4,414	1,892

Total other current assets	$6,392	$4,976

          At December 31, 2014 and 2015, other assets included balances in the amount of $2.3 million and $0, respectively, due from a factoring company.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2014 and 2015 and for the years ended
December 31, 2013, 2014 and 2015

13. Other balance sheet accounts (Continued)

          Other non-current assets consisted of the following (in thousands):

	As of December 31,
	2014	2015
Research tax credit	$2,570	$2,069
Deposits	725	840
Royalties	263	148

Total other non-current assets	$3,558	$3,057

Trade and other payables

          Trade and other payables consisted of the following (in thousands):

	As of December 31,
	2014	2015
Trade payables	$1,205	$1,260
Employee related and social debts	7,766	8,419
VAT payable	1,946	2,315
Other taxes	249	486
Other current liabilities	2,447	2,851

Trade and other payables	$13,613	$15,331

Provisions

          Provisions consisted of the following (in thousands):

	Severance	Post-retirement benefits	Total
Balance at January 1, 2014	$556	$176	$732
Provisions made during the year	689	130	819
Amounts used during the year	(522)	—	(522)
Unused amounts reversed during the year	(12)	(7)	(19)

Balance at December 31, 2014	$711	$299	$1,010

Provisions made during the year	689	—	689
Amounts used during the year	(860)	—	(860)
Unused amounts reversed during the year	(4)	(27)	(31)

Balance at December 31, 2015	$536	$272	$808

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2014 and 2015 and for the years ended
December 31, 2013, 2014 and 2015

13. Other balance sheet accounts (Continued)

          The provision balance includes severance provisions and estimated legal expenses for disputes with former employees as well as post-employment benefits for the lump sum retirement indemnity required to be paid to French employees.

Deferred revenue

          At December 31, 2014 and 2015, deferred revenue associated with subscriptions accounted for $61.2 million and $70.9 million, respectively, of the total deferred revenue balance of $64.8 million and $74.3 million, respectively. The remaining amount of deferred revenue relates to professional services.

14. 1-for-8 reverse share split

          On June 1, 2016, our shareholders approved a 1-for-8 reverse split of our outstanding shares. Under French law, the reverse share split is effective on June 18, 2016. All share-related disclosures, including nominal values, subscription prices per share, number of ordinary shares and preferred shares, and net earnings (loss) per share calculations, have been recast to reflect the 1-for-8 reverse share split for all periods presented. The impact of the one-for-eight reverse share split on the Company's share options, employee warrants (BSPCE) and employee warrants (BSA) was a change to the conversion rate, whereby holders of share options, employee warrants (BSPCE) and employee warrants (BSA) will exercise eight options or warrants for one of the Company's ordinary shares. The number of outstanding share options, employee warrants (BSPCE) and employee warrants (BSA) has not changed due to the one-for-eight reverse share split. The exercise price for each option or warrant that has been granted has also not changed.

15. Share capital and reserves

(a)    Movements in the periods presented

          All ordinary and preferred share data as well as nominal value and subscription prices per share included in these financial statements for all periods presented have been adjusted to reflect the 1-for-8 reverse share split that is effective on June 18, 2016. The Company has rounded down for any fractional shares.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2014 and 2015 and for the years ended
December 31, 2013, 2014 and 2015

15. Share capital and reserves (Continued)

          The following table presents (in thousands) the movement in ordinary shares and non-redeemable convertible preferred shares ("preferred shares"):

	Ordinary Shares	Preferred Shares Series B	Preferred Shares Series C	Preferred Shares Series C Prime	Preferred Shares Series D	Preferred Shares Series E	Preferred Shares Series E Prime	Preferred Shares Series F	Preferred Shares Series G	Preferred Shares Series H	Total Preferred Shares
Balance at January 1, 2013	23,300	10,922	11,000	3,704	27,273	13,280	2,031	48,913	2,560	—	119,683
Effect of 1-for-8 reverse share split that occurred on June 1, 2016	(20,388)	(9,557)	(9,625)	(3,241)	(23,864)	(11,620)	(1,777)	(42,799)	(2,240)	—	(104,723)

Total	2,912	1,365	1,375	463	3,409	1,660	254	6,114	320	—	14,960
Issue of shares under capital increase	—	—	—	—	—	—	—	—	—	1,751	1,751
Conversion of bond into Series G shares	—	—	—	—	—	—	—	—	1,111	—	1,111
Issue of shares under exercise of share warrants	—	—	—	—	—	—	—	694	—	—	694
Issue of shares to directors	538	—	—	—	—	—	—	—	—	—	—
Exercise of stock options	177	—	—	—	—	—	—	—	—	—	—

Balance at December 31, 2013	3,627	1,365	1,375	463	3,409	1,660	254	6,808	1,431	1,751	18,516

Exercise of stock options	86	—	—	—	—	—	—	—	—	—	—

Balance at December 31, 2014	3,713	1,365	1,375	463	3,409	1,660	254	6,808	1,431	1,751	18,516

Issue of shares under exercise of share warrants	—	—	—	—	—	—	—	—	111	—	111
Issue of preferred shares to executives	—	—	—	—	—	—	—	—	—	105	105
Issue of shares to executives	157	—	—	—	—	—	—	—	—	—	—
Exercise of stock options	35	—	—	—	—	—	—	—	—	—	—

Balance at December 31, 2015	3,905	1,365	1,375	463	3,409	1,660	254	6,808	1,542	1,856	18,732

          At December 31, 2015, there were 3,905,109 ordinary shares and 18,732,413 preferred shares outstanding, each with a nominal value of €0.08.

(i)
In December 2013, the Company's board of directors acknowledged an increase of the share capital of 694,444 Series F preferred shares with a nominal value of €0.08 at an issue price of €5.28 per share (share premium included), for a total subscription value of €3.6 million. These Series F preferred shares resulted from the exercise of BSA warrants which were granted to financial investors in September 2011 when the investors subscribed to 1,388,889 Series F preferred shares; the warrants entitled the holder to purchase 694,444 Series F preferred shares up to September 2013 (when unexercised warrants would lapse).

(ii)
In December 2013, the Company's board of directors acknowledged an increase of share capital of 1,111,111 Series G preferred shares, further to converting bonds held by an investor, for a total subscription value of €9.2 million.

The related convertible bonds comprised: 4,444,444 bonds subscribed in April 2012 for €1.02 each, and 4,444,444 bonds subscribed in October 2012 for €1.04 each.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2014 and 2015 and for the years ended
December 31, 2013, 2014 and 2015

15. Share capital and reserves (Continued)

  On issuance of the convertible bonds, the shareholders had approved the issuance of 888,888 BSA warrants exercisable into 111,111 Series G preferred shares at a price per share of €0.08 (See Note 8).

(iii)
In December 2013, the Company's shareholders approved an increase of the share capital of 1,750,565 Series H preferred shares to financial investors at a price of €8.40 per share (share premium included), for a total subscription value of €14.7 million.

(iv)
In July and December 2013, the Group's board of directors approved the issuance of 538,078 ordinary shares (See Note 16(d)) to a current and a former company executive officers at a nominal value of €0.08 per share for a total subscription value of €43,000.

(v)
In June 2015, the Company's board of directors acknowledged an increase of the share capital by a nominal value of €9,000 as a result of the issuance at nominal value of 111,111 Series G preferred shares upon the exercise of BSA warrants related to the above-mentioned convertible bonds.

(vi)
In June 2015, the Company's board of directors approved the issuance of (i) 104,855 Series H preferred shares with a nominal value of €0.08 at an issue price of €8.40 per share (share premium included) for a total subscription value of €0.9 million to a current Company director (See Note 16(e)), (ii) 46,651 ordinary shares with a nominal value of €0.08 at an issue price of €9.44 per share (share premium included) for a total subscription value of €0.4 million and of (iii) 110,281 ordinary shares (See Note 16(d)) at par value for a total subscription value equal to €8,000.

          In 2013, 2014 and 2015, the Company's board of directors acknowledged increases in share capital as a result of the issuance of 177,548, 85,599, and 34,529 ordinary shares, respectively, upon the exercise of share options and employee warrants (BSA and BSPCE) classified as share-based payments (See Note 16), representing a total amount of €0.6 million, €0.2 million and €0.2 million (share premium included), respectively.

(b)    Ordinary shares

          Shares have a nominal value of €0.08 (after the effect of a 1-for-8 reverse share split was approved at the Talend S.A. General Meeting of Shareholders on June 1, 2016 and effective on June 18, 2016). Each ordinary share is entitled to one vote.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2014 and 2015 and for the years ended
December 31, 2013, 2014 and 2015

15. Share capital and reserves (Continued)

(c)    Preferred shares

          As of December 31, 2015, the preferred shares have a nominal value of €0.08 (after the effect of a 1-for-8 reverse share split approved at the Talend S.A. General Meeting of Shareholders on June 1, 2016 and effective on June 18, 2016) and are comprised as follows (in thousands, except per share amounts):

	Shares Authorized	Shares issued and outstanding	Amount
Preference shares:
Series B preference shares	1,365	1,365	$1,915
Series C preference shares	1,375	1,375	$3,451
Series C Prime preference shares	463	463	$1,552
Series D preference shares	3,409	3,409	$13,162
Series E preference shares	1,660	1,660	$7,576
Series E Prime preference shares*	254	254	$4
Series F preference shares	6,808	6,808	$39,214
Series G preference shares	1,542	1,542	$15,869
Series H preference shares	1,856	1,856	$21,203

	18,732	18,732	$103,946

*
Series E Prime was issued as a conversion from ordinary shares held by investors.

          A new category of preferred share was created and issued with each financing round. The primary preference element for these categories relates to their liquidation preference in the event of sale or liquidation of the Company.

  Conversion

          All categories of preferred shares have the right to convert at the option of the holder at any time on a one-to-one basis, subject to certain adjustments for anti-dilution. Upon affirmative vote of the holders of at least 66.66% of the Series B, Series C, Series C Prime, Series D, Series E, Series E Prime, Series F, Series G and Series H preferred shares, each preferred share will convert into one ordinary share in the event of an underwritten initial public offering of the Company's ordinary shares with a per share price of at least $21.60, as adjusted for future dilutive transactions, and aggregate gross offering proceeds of not less than $25.0 million, net of underwriting discounts and commissions.

  Dividend rights

          The shareholders of the Company through a shareholder meeting can decide to reserve a portion of the earnings to distribute dividends. If such a reserve has been decided by the shareholders meetings, payment of the dividend must occur within nine months after the end of the fiscal year. The shareholders meeting can decide to give the option to the shareholders whether

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2014 and 2015 and for the years ended
December 31, 2013, 2014 and 2015

15. Share capital and reserves (Continued)

payment of these dividends will be in shares or in cash. No dividends were declared or paid by the Company in the years ended December 31, 2013, 2014 and 2015.

  Voting rights

          Except as otherwise required by law, each holder of preferred shares is entitled to a number of votes equal to the number of preferred shares held at the record date.

  Liquidation rights

          In the event of any liquidation, dissolution or winding up of the Company either voluntary or involuntary, holders of preferred shares are entitled to receive, from the net proceeds of the sale of all or substantially all the assets of the Company, after repayment of the par value of each share, repayment of liabilities and payment of the liquidation expenses, but prior and in preference to any distribution of assets to holders of ordinary shares, the greater of i) the amount per share identified in the table above; or ii) the amount per share payable as if all preferred shares are converted into ordinary shares on a one-to-one basis immediately prior to such liquation or dissolution.

          If the net proceeds are insufficient to make payment in full to the holders of preferred shares as set forth above, then the net proceeds shall be distributed pro-rata to the holders of shares in the following priority: Series H, Series G, Series F, Series E and E Prime, Series D, Series C Prime, Series C, and Series B. Thereafter, the remaining net proceeds, if any, shall be allocated pro-rata to each holder of ordinary shares.

(d)    BSA Ratchet warrants

          BSA Ratchet warrants have been granted to certain of the Company's investors and are exercisable only if and when the fair value of the Company's shares are lower than the subscription price of the preferred shares to which the BSA Ratchet warrants are related. These BSA Ratchet warrants were accounted for as derivative financial instruments. At each of the reporting dates, the fair value of these warrants was immaterial, because the Company does not anticipate the fair value of shares to become lower than the last financing round. Therefore, it is considered unlikely that these warrants will be exercised. In the event of an initial public offering, the BSA Ratchet warrants will be cancelled automatically pursuant to their terms and conditions.

(e)    Other reserves

          French law requires that the holders of warrants be protected against an increase in the cost of the nominal value of the Company's shares. A specific non-distributable reserve was set up for this purpose in June 2011 and can be used only on exercise of the warrants outstanding at that date. This reserve must remain outstanding until the last related warrant has expired.

          In compliance with French law, should the related warrants be exercised, the holder would pay the exercise price agreed at grant date and the balance would be borne by the Company. This balance would be transferred from "other reserves" to "share premium" at that date. There were no such movements during the three year period ended December 31, 2015.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2014 and 2015 and for the years ended
December 31, 2013, 2014 and 2015

16. Share-based payment plans

          As a result of the 1-for-8 reverse share split, effective on June 18, 2016, the conversion rate of the Company's share options, employee warrants (BSPCE) and employee warrants (BSA) is adjusted to reflect a 1-for-8 conversion rate, whereby holders of share options, employee warrants (BSPCE) and employee warrants (BSA) will exercise 8 options or warrants for 1 of the Company's ordinary shares. The number of outstanding share options, employee warrants (BSPCE) and employee warrants (BSA) has not changed due to the 1-for-8 reverse share split. The exercise price for each option or warrant that has been granted has also not changed. All share data and subscription prices per share have been adjusted to reflect the 1-for-8 reverse share split for all periods presented. The Company has rounded down for any fractional shares. The following table illustrates the number of options and warrants outstanding and weighted-average exercise prices ("WAEP") of share options and employee warrants during the period (in thousands, except WAEP):

	Number of share options	Number of employee BSPCE warrants	Number of employee BSA warrants	WAEP per option/ warrant
Balance at January 1, 2013	6,856	3,344	510	$0.41
Increase in authorized shares	—	—	—	—
Granted during the year	8,168	1,000	—	0.62
Forfeited during the year	(2,527)	(837)	—	0.47
Exercised during the year	(1,241)	—	(180)	0.43

Balance at December 31, 2013	11,256	3,507	330	$0.53

Increase in authorized shares	—	—	—	—
Granted during the year	3,711	1,135	—	0.95
Forfeited during the year	(1,759)	(530)	—	0.57
Exercised during the year	(633)	(52)	—	0.37

Balance at December 31, 2014	12,575	4,060	330	$0.65

Increase in authorized shares	—	—	—	—
Granted during the year	5,831	471	—	1.23
Forfeited during the year	(1,545)	(392)	—	0.67
Exercised during the year	(73)	(203)	—	0.30

Balance at December 31, 2015	16,788	3,936	330	$0.82

          The weighted-average remaining contractual life for share options and employee warrants outstanding as of December 31, 2013, 2014 and 2015, was 8.9 years, 8.3 years and 7.9 years, respectively.

          At December 31, 2013, 2014 and 2015, there were a total number of shares options, employee warrants (BSPCE) and employee warrants (BSA) available for grant under the Company's share pool reserve of 2,917,319, 6,264,580 and 4,747,827 options, respectively, representing potential shares for 364,664, 783,072 and 593,478 respectively.

          In general, vesting of share options and warrants occurs over four years, with 25% on the one year anniversary of the grant and 1/16th on a quarterly basis thereafter. Options have a contractual

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2014 and 2015 and for the years ended
December 31, 2013, 2014 and 2015

16. Share-based payment plans (Continued)

life of ten years. Individuals must continue to provide services to the Group in order to vest. Upon termination, all unvested options are forfeited and vested options must generally be exercised within three months. All expenses related to these plans have been recorded in the consolidated statements of operations in the same line items as the related employee's cash-based compensation.

(a)    Share options

          The board of directors has approved Share Option Plans for the granting of share options to employees outside of France. The board of directors adopted the 2014 Share Option Plan, the 2013 Share Option Plan, the 2012 Share Option Plan, the 2011 Share Option Plan and the 2010 Share Option Plan (collectively, the "Share Option Plans"). The terms of the Share Option Plans are substantially the same and at this time new share option grants may only be made pursuant to the 2014 Share Option Plan. Share options may be granted to any individual employed by the Group.

          In addition, under French law, the maximum number of shares issuable upon exercise of outstanding employee share options may not exceed one-third of the outstanding share capital on a non-diluted basis as at the date of grant. Share options may be granted under the 2014 Share Option Plan until June 18, 2016. As of December 31, 2015, 6,794,800 share options exercisable for an aggregate of 849,350 ordinary shares, at a weighted average exercise price of $0.63 per option were outstanding.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2014 and 2015 and for the years ended
December 31, 2013, 2014 and 2015

16. Share-based payment plans (Continued)

          The following table summarizes information about share options outstanding at December 31, 2015 (in thousands, except exercise price per option and per option fair value):

Date of board of directors meeting authorizing grant	Exercise Price per option	Number of share options outstanding	Number exercisable	Grant date fair value per option
June 11, 2010	$0.46	449	448	$0.06
November 9, 2010	0.24	6	6	0.10
February 16, 2011	0.24	678	678	0.10
June 29, 2011	0.24	8	8	0.10
April 25, 2012	0.55	840	748	0.03
April 30, 2012	0.55	277	263	0.03
September 21, 2012	0.62	482	385	0.03
February 1, 2013	0.62	75	52	0.02
June 12, 2013	0.62	466	445	0.02
December 17, 2013	0.62	5,045	2,522	0.02
April 24, 2014	0.62	908	341	0.44
October 24, 2014	1.15	428	102	0.44
December 18, 2014	1.15	1,295	261	0.44
February 6, 2015	1.15	3,505	536	0.44
April 24, 2015	1.29	671	—	0.44
July 23, 2015	1.34	677	—	0.45
October 20, 2015	1.34	978	—	0.45

		16,788	6,795

(b)    Employee warrants (BSPCE)

          In addition, the board of directors has been authorized by the shareholders' general meeting to grant BSPCE ("bons de souscription de parts de créateur d'entreprise or employee warrants") to employees who are French tax residents as they carry favorable tax and social security treatment for French tax residents. Employee warrants (BSPCE) are a specific type of option to acquire ordinary shares available to qualifying companies in France that meet certain criteria. Otherwise, employee warrants (BSPCE) function in the same manner as share options.

          As of December 31, 2015, 2,573,338 employee warrants exercisable (BSPCE) for an aggregate of 321,667 ordinary shares, at a weighted average exercise price of $0.47 per warrant were outstanding.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2014 and 2015 and for the years ended
December 31, 2013, 2014 and 2015

16. Share-based payment plans (Continued)

          The following table summarizes information about employee warrants outstanding at December 31, 2015 (in thousands, except exercise price per warrant and per warrant fair value):

Date of board of directors meeting authorizing grant	Exercise Price per warrant	Number of employee warrants (BSPCE) outstanding	Number exercisable	Grant date fair value per employee warrant (BSPCE)
June 30, 2008	$0.29	202	203	$0.01
November 5, 2010	0.38	348	348	0.06
June 11, 2010	0.46	214	214	0.06
February 16, 2011	0.24	799	799	0.10
April 25, 2012	0.55	300	300	0.03
April 30, 2012	0.55	217	207	0.03
September 21, 2012	0.62	282	229	0.03
October 24, 2014	1.15	360	90	0.44
December 18, 2014	1.15	742	183	0.44
February 6, 2015	1.15	3	—	0.44
April 24, 2015	1.29	394	—	0.44
July 23, 2015	1.34	28	—	0.45
October 20, 2015	1.34	47	—	0.45

		3,936	2,573

(c)    Employee warrants (BSA)

          The Company's board of directors granted employee warrants (otherwise known as "bons de souscription d'actions" or "BSA warrants") to Company executives in June 2008 and November 2009. In addition to any exercise price payable by a holder upon the exercise of any BSA warrant, pursuant to the relevant shareholders' delegation to the board, such warrants need to be subscribed for at a price at least equal to 5% of the exercise price which represents the fair market value of the underlying ordinary shares at grant date.

          As December 31, 2013, 2014 and 2015, there were 330,000 BSA warrants outstanding. This is comprised of 150,000 BSA warrants with an exercise price of €0.35 per warrant, and 180,000 BSA warrants with an exercise price of €0.27 per warrant.

          The sole movement in BSA warrants during the three year period ended December 31, 2015 was in November 2013, when a former Company executive exercised BSA warrants and the Company issued 22,500 ordinary shares for a total subscription amount of €0.1 million.

(d)    Restricted shares

          The Company entered into agreements with certain current and former executives of the Company, which allowed the executives to purchase ordinary shares at the nominal price of €0.08. The shares are restricted in that the Company has the right to repurchase the shares back from the executives and cancel such shares during a vesting period in which the executives have service

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2014 and 2015 and for the years ended
December 31, 2013, 2014 and 2015

16. Share-based payment plans (Continued)

conditions to meet. The Company is able to repurchase the shares from the executives at the nominal price of €0.08 during a vesting period. The Company's right to repurchase the shares lapses over a four year period, with 25% on the one year anniversary of the grant and either monthly or 1/16th on a quarterly basis thereafter.

          In 2013, the board of directors cancelled the right to repurchase 109,191 Restricted shares for one of the executive officers at the termination of his employment with the Company. At December 31, 2013, 2014, and 2015, the Company had 428,887, 321,665, and 325,068 Restricted shares outstanding, respectively. See Note 15(iv) and (vi) for the grant activity.

(e)    Series H preferred shares

          In connection with the terms of one of the Company's executive officers employment agreement, the board of directors approved, at the June 2015 meeting, the issuance of 104,855 Series H preferred shares with a nominal value of €0.08 at an issue price of €8.40 per share (share premium included) for a total subscription amount of €0.9 million. There are no performance or service conditions.

(f)     Fair value of share-based payments

          Determining the fair value of the share-based payments at the grant date requires judgment. The Company calculated the fair value of each instrument on the grant date using the Black-Scholes option pricing model. The Black-Scholes model requires the input of highly subjective assumptions, including the fair value of the Company's shares, expected volatility, expected term, risk-free interest rate and dividend yield.

  Fair value of underlying shares

          Given the absence of a publicly traded market, the board of directors considered numerous objective and subjective factors to determine the fair value of its share price. The factors included, but were not limited to: (i) contemporaneous third-party valuations; (ii) the prices, rights, preferences and privileges of the Group's preferred shares relative to those of the Group's ordinary shares; (iii) the lack of marketability of the Group's shares; (iv) the Group's actual operating and financial results; (v) current business conditions and projections; and (vi) the likelihood of achieving a liquidity event, such as an initial public offering, given prevailing market conditions.

  Exercise price

          The exercise price is established on the grant date and is determined by the board of directors.

  Risk-free interest rate

          The risk-free interest rate represents the implied yield currently available on zero-coupon government issued securities over the expected term of the option.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2014 and 2015 and for the years ended
December 31, 2013, 2014 and 2015

16. Share-based payment plans (Continued)

  Expected term

          The Company determines the expected term based on the average period the share options are expected to remain outstanding.

  Volatility

          There is no active external or internal market for the shares of the Group. As a substitute, a peer group of companies was used to calculate volatility in accordance with Appendix B (paragraph 27 to 29) of IFRS 2, Share-based Payment.

  Dividend yield

          The dividend yield of zero is based on the fact that the Group expects to invest cash in operations and has never paid cash dividends on its ordinary shares.

          The Company estimated the following assumptions for the calculation of the fair value of the share options and employee warrants:

	As of December 31,
	2013	2014	2015
Fair value of underlying shares	$9.20	$9.92	$10.96
Expected volatility	36.5%	35.0%	40.0%
Risk-free interest rate	0.78%	0.67%	0.37%
Expected term (in years)	4.00	4.00	4.00
Dividend yield	—%	—%	—%

(g)    Compensation expense

          For the years ended December 31, 2013, 2014 and 2015, the Group recorded compensation expense as follows (in thousands):

	Year Ended December 31,
	2013	2014	2015
Share options	$—	$302	$1,035
Employee BSPCE warrants	28	16	244
Restricted shares	235	940	910
Series H Preferred Shares	—	—	168

Total share-based compensation expense	$263	$1,258	2,357

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2014 and 2015 and for the years ended
December 31, 2013, 2014 and 2015

16. Share-based payment plans (Continued)

          Cost of revenue and operating expenses include employee share-based compensation expense as follows (in thousands):

	Year Ended December 31,
	2013	2014	2015
Cost of revenue—subscription	$—	$2	$78
Cost of revenue—professional services	—	26	61
Sales and marketing	—	178	793
Research and development	—	31	302
General and administrative	263	1,021	1,123

Total share-based compensation expense	$263	$1,258	$2,357

          As of December 31, 2015, there was:

  •
  $3.8 million total unrecognized compensation expense related to unvested employee share options that are expected to vest and the cost is expected to be recognized over a weighted-average period of approximately 2.8 years;

  •
  $0.5 million total unrecognized compensation expense related to unvested employee warrants (BSPCE) that are expected to vest and the cost is expected to be recognized over a weighted-average period of approximately 2.9 years;

  •
  $2.8 million total unrecognized compensation expense related to unvested restricted shares that are expected to vest and the cost is expected to be recognized over a weighted-average period of approximately 2.5 years.

          There is no unrecognized compensation expense related to employee warrants (BSA) or Series H preferred shares.

17. Earnings (loss) per share

          Basic earnings (loss) per share amounts are calculated by dividing net income (loss) for the year attributable to all shareholders of the Company by the weighted average number of all shares outstanding during the year. Basic earnings (loss) per share have been computed for all periods presented to give effect to a 1-for-8 reverse share split of Company's share capital approved by Talend S.A. General Meeting of Shareholders on June 1, 2016 and effective as of June 18, 2016.

          Diluted earnings (loss) per share amounts are calculated by dividing the net income (loss) for the period attributable to all shareholders of the Company by the weighted average number of shares outstanding during the year plus the weighted average number of shares that would be issued on the exercise of all dilutive share options, warrants and the conversion of all convertible preferred shares. Potential ordinary shares shall be treated as dilutive when their conversion to ordinary shares would decrease net income per share or increase net loss per share from continuing operations. Given that this is not that case for the years ended December 31, 2013, 2014 and 2015, diluted loss per share is equal to basic loss per share.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2014 and 2015 and for the years ended
December 31, 2013, 2014 and 2015

17. Earnings (loss) per share (Continued)

          The net loss and weighted average number of shares used in the calculation of basic and diluted earnings per share are as follows (in thousands, except per share data):

	Year ended December 31,
	2013	2014	2015
Numerator (basic and diluted):
Net loss	$(19,689)	$(22,521)	$(22,006)
Denominator (basic and diluted):
Weighted-average ordinary shares outstanding	3,075	3,696	3,803

Basic and diluted net loss per share	$(6.40)	$(6.09)	$(5.79)

18. Borrowings

          The principal balances of outstanding borrowings under lines of credit with banks and financial institutions were as follows (in thousands):

	As of December 31,
	2014	2015
Factoring debt	$2,438	$8
BPI France	413	213
Square 1 Bank	—	9,915
Other	7	6

Total	$2,858	$10,142

Current borrowings	$2,607	$151
Non-current borrowings	$251	$9,991

          In May 2015, one of the Company's subsidiaries entered into a Loan and Security Agreement with Square 1 Bank, or Square 1. The agreement provides a $15.0 million revolving line of credit (including ancillary and letter of credit sub-facilities) maturing in May 2017 of which $11.0 has been drawn down, subject to a maximum loan amount based on a formula related to the value of the subscription revenue of the Company and its subsidiaries. The interest rate on outstanding amounts is Square 1's "prime rate" plus 2.50%, but not be less than 5.75% per annum, payable monthly in arrears. The Loan and Security Agreement requires us to maintain minimum billings and minimum cash flow and contains certain customary affirmative and negative covenants. We were in compliance with each of these covenants as of December 31, 2015. The agreement also contains certain customary events of default, the occurrence of which could result in the acceleration of the obligations under the agreement. A default rate of 2.00% plus the applicable interest rate applies to all obligations during an event of default and on the amount of any advance in excess of the maximum amount. The Company and its U.S. and UK subsidiaries have guaranteed the obligations and, together with the co-borrowers, pledged substantially all of our assets as collateral under the Loan and Security Agreement and the related collateral documents.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2014 and 2015 and for the years ended
December 31, 2013, 2014 and 2015

18. Borrowings (Continued)

          BPI France provides advances for research and development projects which are reimbursable should the project be successful. One successful project has been funded, Project Diamond, for a total of $0.9 million (paid in 2010 for $0.4 million and in 2013 for $0.5 million). This advance is being repaid quarterly from December 2013 to September 2017. The loan is interest free but is presented at fair value. As of December 31, 2015, the balance of the Project Diamond advance is $0.3 million.

          As of December 31, 2015, the balance of factoring liability represents French accounts receivable amounts advanced by a factoring company as of December 31, 2015 and are potentially repayable as the risk is not transferred to the factor. The amounts are shown gross and are also included in accounts receivable. On receipt of these funds by the factor from the end customer, this liability is extinguished. They are non-interest bearing but a fee is payable by transaction.

19. Commitments and contingencies

  Covenants and guarantees in relation to the Square 1 Loan and Security Agreement

          See Note 18.

  Operating lease commitments

          The Group leases various offices in locations such as France, the United States, the United Kingdom and Germany under non-cancellable operating leases expiring within 1 to 7 years. The leases have varying terms, escalation clauses and renewal rights. On renewal, the terms of the leases are renegotiated. The Group incurred rent expense on its operating leases of $1.8 million during the fiscal year ended December 31, 2013, $2.3 million during the fiscal years ended December 31, 2014 and 2015, respectively.

          Future minimum undiscounted lease payments under operating leases are as follows (in thousands):

Operating leases
As of December 31, 2015
2016	$2,494
2017	2,136
2018	1,756
2019	1,509
2020	1,512
Thereafter	1,508

Total future minimum lease payments	$10,915

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2014 and 2015 and for the years ended
December 31, 2013, 2014 and 2015

19. Commitments and contingencies (Continued)

  Capital commitments

          As of December 31, 2015, the Company had no capital commitments to acquire fixed or other long-lived assets.

  Contingencies

          From time to time, the Group has been, and may become, involved in claims or legal proceedings which arise in the ordinary course of its business. The Group provides for a reserve against such third-party contingent liabilities when a loss is probable and can be reasonably estimated. The Group currently believes that resolving the claims and legal proceedings pending at December 31, 2015, will neither individually nor in the aggregate have a material adverse effect on the results of operations, cash flow or the financial position of the Group.

20. Related party transactions

          There is no single investor who has the ability to control the Group. However the following investors own at least 20% of the fully diluted share capital of the Company: IDinvest Partners, Silver Lake Sumeru and Balderton Capital.

          Bpifrance Financement, an affiliate of Bpifrance Investissement, granted conditional advances of $0.9 million, as described in Note 18. The remaining unpaid balance as of December 31, 2015 was $0.2 million.

          One of the Group's founders and current board member is on the board of directors of a technological partner with which the Group has a number of transactions. The total transactions with the technological partner were as follows (in thousands):

	As of December 31,
	2013	2014	2015
Amounts invoiced to technological partner	$11	$11	$—
Outstanding balance	—	—	—
	—
Amounts billed from technological partner	873	1,140	1,025
Outstanding balance	80	39	19

          In addition to their salaries, the Group also provides non-cash benefits to directors and executive officers, and contributes to a defined contribution plan on their behalf. Non-cash benefits include the Group's share option program, Restricted shares, BSA warrants and Series H preferred shares (See Note 16).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2014 and 2015 and for the years ended
December 31, 2013, 2014 and 2015

20. Related party transactions (Continued)

          Key management personnel compensation was comprised of (in thousands):

	Year Ended December 31,
	2013	2014	2015
Wages and bonus	$2,970	$3,246	$2,980
Other remuneration	191	98	67
Post-employement benefits	81	31	32
Share-based payments	208	1,076	1,234

Total	$3,450	$4,451	$4,313

          The Company has also made the commitment to one of the directors that, in the case of termination by the Company without cause, the director would receive six months' salary and a proportion of the annual bonus (based on the number of months worked in the final year of employment).

21. Group information

          As of December 31, 2015, the Group's subsidiaries, all of which are wholly-owned, are as follows:

Name	Country of Incorporation
Talend, Inc.	United States of America
Talend USA, Inc.	United States of America
Talend Limited	United Kingdom
Talend Beijing Co. Ltd.	China
Talend KK	Japan
Talend Limited	Ireland
Talend GmbH	Switzerland
Talend GmbH Germany	Germany
Talend (Canada) Limited	Canada
Talend Australia Pty Ltd.	Australia
Talend Singapore Pte. Ltd.	Singapore

22. Subsequent events

          On March 7, 2016, the Company executed an amendment to the Loan and Security Agreement with Square 1 that, among other things, increased the revolving line of credit from a maximum of $15.0 million to a maximum of $20.0 million.

          In the first quarter of 2016, the Company granted BSA warrants to a director of the board, exercisable into 37,500 ordinary shares.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2014 and 2015 and for the years ended
December 31, 2013, 2014 and 2015

22. Subsequent events (Continued)

          Between January 1, 2016 and March 15, 2016, the Company issued 3,195 ordinary shares upon the exercise of vested employee warrants (BSPCE), 37,657 ordinary shares upon the exercise of share options, and 41,250 ordinary shares upon the exercise of BSA warrants.

          On June 1, 2016, our shareholders approved a 1-for-8 reverse split of our outstanding shares. Under French law, the reverse share split is effective on June 18, 2016.

TALEND S.A.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share amounts)

		Three Months Ended March 31,
	Notes	2015	2016
Revenue
Subscriptions		$13,761	$19,297
Professional services		3,280	3,459

Total revenue	5	17,041	22,756
Cost of revenues
Subscriptions		2,004	2,494
Professional services		2,803	2,794

Total cost of revenues		4,807	5,288
Gross profit		12,234	17,468
Operating expenses
Sales and marketing		11,488	14,876
Research and development		3,525	4,278
General and administrative		3,334	4,259

Total operating expenses		18,347	23,413

Loss from operations		(6,113)	(5,945)
Financial income		230	859
Financial expense		(9)	(156)

Loss before income tax expense		(5,892)	(5,242)
Income tax (expense) benefit	6	2	(25)

Net loss for the period(1)		$(5,890)	$(5,267)

Net loss per share attributable to ordinary stockholders:
Basic and diluted net loss per share	10	$(1.58)	$(1.34)
Weighted-average shares outstanding used to compute net loss per share attributable to ordinary stockholders:
Shares used in basic and diluted net loss per share		3,735	3,918

(1)
The loss for the period is wholly attributable to the owners of the Company

The above unaudited interim condensed consolidated statements of operations should be read in conjunction with the accompanying notes.

TALEND S.A.

UNAUDITED INTERIM CONDENSED CONSOLIDATED
STATEMENTS OF COMPREHENSIVE LOSS

(in thousands)

	Three Months Ended March 31,
	2015	2016
Net loss for the period	$(5,890)	$(5,267)
Other comprehensive income (loss)
Items that may be reclassified subsequently to profit and loss:
Foreign currency translation adjustment	2,105	(1,626)
Tax effect on foreign exchange differences	—	—

Total comprehensive loss for the period	$(3,785)	$(6,893)

The above unaudited interim condensed consolidated statements of comprehensive loss should be read in conjunction with the accompanying notes.

TALEND S.A.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in thousands)

	Notes	As of December 31, 2015	As of March 31, 2016
Assets
Current assets:
Cash and cash equivalents		$6,930	$9,429
Trade receivables, net	7	26,862	19,734
Other current assets		4,976	6,576

Total current assets		38,768	35,739
Non-current assets:
Property and equipment, net		2,397	2,641
Goodwill		3,005	3,152
Intangible assets, net		834	794
Other non-current assets		3,057	2,946

Total non-current assets		9,293	9,533

Total assets		$48,061	$45,272

Liabilities
Current liabilities:
Trade and other payables		$15,331	$14,601
Provisions		536	561
Deferred revenue		49,679	55,306
Borrowings	11	151	225

Total current liabilities		65,697	70,693
Non-current liabilities:
Provisions		272	305
Deferred revenue		24,584	21,738
Borrowings	11	9,991	10,999

Total non-current liabilities		34,847	33,042

Total liabilities		100,544	103,735

Equity
Share capital	8	2,450	2,457
Share premium		94,931	95,206
Foreign currency translation reserve		2,014	388
Share-based payments reserve		4,580	5,211
Other reserves		8,371	8,371
Accumulated losses		(164,829)	(170,096)

Total shareholders' equity (deficit)		(52,483)	(58,463)

Total liabilities and shareholders' equity (deficit)		$48,061	$45,272

The above unaudited interim condensed consolidated statements of financial position should be read in conjunction with the accompanying notes.

TALEND S.A.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in thousands)

	Share capital	Share premium	Foreign currency translation reserve	Share-based payments reserve	Other reserves	Accumulated loss	Total equity
Balance at January 1, 2015	$2,414	$93,336	$(314)	$2,223	$8,371	$(142,823)	$(36,793)
Comprehensive loss:
Net loss for the period	—	—	—	—	—	(5,890)	(5,890)
Other comprehensive loss	—	—	2,105	—	—	—	2,105

Total comprehensive loss for the period	—	—	2,105	—	—	(5,890)	(3,785)
Issuance of ordinary and preferred shares	—	—	—	—	—	—	—
Exercise of warrants	10	—	—	—	—	—	10
Exercise of stock awards	2	123	—	—	—	—	125
Share-based compensation	—	—	—	413	—	—	413

Balance at March 31, 2015	$2,426	$93,459	$1,791	$2,636	$8,371	$(148,713)	$(40,030)

Balance at January 1, 2016	$2,450	$94,931	$2,014	$4,580	$8,371	$(164,829)	$(52,483)
Comprehensive loss:
Net loss for the period	—	—	—	—	—	(5,267)	(5,267)
Other comprehensive loss	—	—	(1,626)	—	—	—	(1,626)

Total comprehensive loss for the period	—	—	(1,626)	—	—	(5,267)	(6,893)
Exercise of warrants	3	106	—	—	—	—	109
Exercise of stock awards	4	169	—	—	—	—	173
Share-based compensation	—	—	—	631	—	—	631

Balance at March 31, 2016	$2,457	$95,206	$388	$5,211	$8,371	$(170,096)	$(58,463)

The above unaudited interim condensed consolidated statements of changes in equity should be read in conjunction with the accompanying notes.

TALEND S.A.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Three Months Ended March 31,
	2015	2016
Cash flows from operating activities:
Net loss for the period	$(5,890)	$(5,267)
Adjustments to reconcile net loss to net cash from operating activities:
Depreciation	209	267
Amortization of intangible assets	127	79
Unrealized gain foreign exchange	(324)	(1,009)
Non-cash finance costs	6	1
Share-based compensation	413	631
Income tax for the period	(2)	(25)
Changes in operating assets and liabilities:
Trade receivables	3,080	7,665
Other assets	1,021	(220)
Trade and other payables	2,070	(1,324)
Provisions	(97)	(56)
Deferred income	(214)	1,470

Net cash from operating activities	399	2,212

Cash flows from investing activities:
Acquisition of property and equipment	(100)	(477)

Net cash from (used in) investing activities	(100)	(477)

Cash flows from financing activities:
Proceeds from issuance of ordinary and preferred shares	135	282
Deferred share issuance costs	—	(854)
Proceeds from borrowings	—	998
Repayment of borrowings	(1,256)	—

Net cash from financing activities	(1,121)	426

Net increase (decrease) in cash and cash equivalents	(822)	2,161
Cash and cash equivalents at beginning of the year	9,191	6,930
Effect of exchange rate changes on cash and cash equivalents	(173)	338

Cash and cash equivalents at end of period	$8,196	$9,429

The above unaudited interim condensed consolidated statements of cash flows should be read in conjunction with the accompanying notes.

1. Corporate information

          The Company is incorporated in France with its registered office located at 9, rue Pages, 92150 Suresnes.

          Talend's software platform, Talend Data Fabric, integrates data and applications in real-time across modern big data and cloud environments, as well as traditional systems, allowing organizations to develop a unified view of their business and customers.

          The accompanying unaudited interim condensed consolidated financial statements of Talend S.A. (the "Company") and its subsidiaries (together, "Talend" or the "Group") were authorized for issue by the board of directors on May 3, 2016, except for changes resulting from the 1-for-8 reverse share split, as described in Note 9, which was authorized for issue by the board of directors on June 23, 2016

          A 1-for-8 reverse share split, effective on June 18, 2016, was approved by Talend S.A. Shareholders at the General Meeting of Shareholders on June 1, 2016.

          All share-related disclosures, including nominal values, number of ordinary shares and preferred shares, and net earnings (loss) per share calculations, have been recast to reflect the 1-for-8 reverse share split for all periods presented.

          All ordinary and preferred share data as well as nominal value and subscription prices per share included in these unaudited interim condensed consolidated financial statements for all periods presented have been adjusted to reflect the 1-for-8 reverse share split effective on June 18, 2016. The Company has rounded down for any fractional shares. The impact of the one-for-eight reverse share split on the Company's share options, employee warrants (BSPCE) and employee warrants (BSA) was a change to the conversion rate, whereby holders of share options, employee warrants (BSPCE) and employee warrants (BSA) will exercise eight options or warrants for one of the Company's ordinary shares. The number of outstanding share options, employee warrants (BSPCE) and employee warrants (BSA) has not changed due to the one-for-eight reverse share split. The exercise price for each option or warrant that has been granted has also not changed.

2. Statement of compliance

          The unaudited interim condensed consolidated financial statements of the Group have been prepared in accordance with IAS 34, Interim Financial Reporting as issued by the International Accounting Standard Board ("IASB"). The unaudited interim condensed consolidated financial statements do not include all of the information and notes required for a complete set of annual financial statements and should be read in conjunction with the Annual Consolidated Financial Statements for the year ended December 31, 2015, which have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the IASB.

(a)    New accounting standard and interpretation applied for the first time in the period ended March 31, 2016

          They were no new accounting standard, amendment or interpretation having a significant impact on the financial statements of the Group.

(b)    New accounting standards not yet adopted

          In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers, which supersedes current revenue recognition requirements. The standard is effective for the Group for financial periods beginning on or after January 1, 2018 with early adoption permitted, and provides alternative approaches to adoption. IFRS 15 requires an entity to recognize the amount of revenue to which it expects to be entitled to, for the transfer of promised goods or services to customers.

2. Statement of compliance (Continued)

          In July 2014, the IASB issued IFRS 9, Financial Instruments, which replaces IAS 39, Financial Instruments: Recognition and Measurement, and which provides guidance that may impact the classification and measurement of financial assets and will result in additional disclosures. It also includes a new credit loss model for calculating impairment on financial assets, and new general hedge accounting requirements. It will be effective for the Group for financial periods beginning on or after January 1, 2018, with early adoption permitted.

          In January 2016, the IASB issued IFRS 16, Leases, which provides guidance for most leases to be recognized on lessee's balance sheet as an asset and corresponding liability. The standard is effective for the Group for financial periods beginning on or after January 1, 2019 with early adoption permitted, and provides alternative approaches to adoption.

          The Group is assessing the potential impact of these standards on its consolidated financial statements and, as it relates to the new revenue recognition standard and the leases standard, has not yet decided the adoption approach.

3. Summary of significant accounting policies

          These unaudited interim condensed consolidated financial statements are prepared using the same accounting policies and methods as those applied to the December 31, 2015 consolidated financial statements.

(a)    Principles of consolidation

          The unaudited interim condensed consolidated financial statements include the consolidated statements of financial position, statements of operations, comprehensive loss, changes in equity and cash flows of the Company and its consolidated subsidiaries.

  Main exchange rates used for translation

          The main exchange rates used for translation (one unit of each foreign currency converted to U.S. Dollars) are summarized in the following table:

	March 31, 2015	December 31, 2015	March 31, 2016
	Average rate	Closing rate	Closing rate	Average rate
Euro (€)	1.1258	1.0859	1.1391	1.1026
Pound Sterling (£)	1.5141	1.4745	1.4380	1.4307
Japanese Yen	0.0084	0.0083	0.0089	0.0087
Chinese Yuan Renminbi (RMB)	0.1603	0.1540	0.1550	0.1528
Swiss Francs (CHF)	1.0416	0.9975	1.0435	1.0062
Canadian Dollar (CAD)	0.7899	0.7225	0.7710	0.7280
Australian Dollar (AUD)	0.7731	0.7285	0.7676	0.7212
Singapore Dollar (SGD)	—	0.7058	0.7427	0.7126

4. Critical accounting estimates and judgments

          The preparation of the unaudited interim condensed consolidated financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying

4. Critical accounting estimates and judgments (Continued)

assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

          The most significant areas that require management judgment and estimates are the same as those described in the Annual Consolidated Financial Statements for the year ended December 31, 2015.

5. Revenues by geographic region

          The following table sets forth the Group's total revenue by region for the periods indicated (in thousands). The revenues by geography were determined based on the country where the sale took place.

	Three Months Ended March 31,
	2015	2016
Americas	$7,421	$10,497
Europe	9,112	11,677
Asia Pacific	508	582

	$17,041	$22,756

          Revenues from our country of domicile, France, totaled approximately $4.4 million and $5.7 million for the periods ended March 31, 2015 and 2016, respectively.

6. Income tax

          Tax expense is recognized based on management best estimate of the weighted average annual income tax rate for the full financial year multiplied by the pre-tax income of the interim reporting period. To calculate our estimated weighted average annual income tax rate, we estimate our income before taxes and the related tax expense or benefit for the full fiscal year. Each quarter, we update our estimate of the annual effective tax rate, and if our estimated annual tax rate changes, we make a cumulative adjustment in that quarter.

7. Trade receivables

          The Group's trade receivables consisted of the following (in thousands):

	As of December 31, 2015	As of March 31, 2016
Trade receivables	$27,365	$20,328
Less: Allowance for doubtful accounts	(503)	(594)

Trade receivable, net	$26,862	$19,734

Deferred revenue

          At December 31, 2015 and March 31, 2016, deferred revenue associated with subscriptions accounted for $70.9 million and $73.9 million, respectively, of the total deferred revenue balance of $74.3 million and $77.0 million, respectively. The remaining amount of deferred revenue relates to professional services.

8. Share capital and reserves

          Between January 1, 2015 and March 31, 2015, the Company's board of directors acknowledged an increase in the share capital as a result of the issuance of 26,753 ordinary shares, upon the exercise of share options and employee warrants (BSPCE) classified as share based payments, representing a total amount of €0.1 million.

          In the first quarter of 2015, an investor of the Company exercised a warrant for a nominal value of €9,000 and the Company issued 111,111 Series G preferred shares.

          Between January 1, 2016 and March 31, 2016, the Company's board of directors acknowledged an increase in the share capital as a result of the issuance of 84,329 ordinary shares, upon the exercise of share options and employee warrants (BSA and BSPCE) classified as share based payments, representing a total amount of €0.3 million.

          At March 31, 2016, there were 3,989,442 ordinary shares and 18,732,413 preferred shares outstanding, each with a nominal value of €0.08 after the effect of a 1-for-8 reverse share split approved by Talend S.A. shareholders at the General Meeting of Shareholders on June 1, 2016 and effective on June 18, 2016.

9. Share-based payment plans

          As a result of the 1-for-8 reverse share split, effective on June 18, 2016, the conversion rate of the Company's share options, employee warrants (BSPCE) and employee warrants (BSA) is to reflect a 1-for-8 conversion rate, whereby holders of share options, employee warrants (BSPCE) and employee warrants (BSA) will exercise 8 options or warrants for 1 of the Company's ordinary shares. All share data and subscription prices per option have been adjusted to reflect the 1-for-8 reverse share split for all periods presented. The Company has rounded down for any fractional shares. The number of outstanding share options, employee warrants (BSPCE) and employee warrants (BSA) has not changed due to the 1-for-8 reverse share split. The exercise price for each option or warrant that has been granted has also not changed.

          The following table illustrates the number of share options and warrants outstanding and weighted-average exercise prices ("WAEP") of share options and warrants during the period (in thousands, except WAEP, unaudited):

	Number of share options	Number of employee BSPCE warrants	Number of employee BSA warrants	WAEP per option/ warrant
Balance at January 1, 2015	12,575	4,060	330	$0.65
Increase in authorized shares	—	—	—	—
Granted during the period	3,505	3	—	1.14
Forfeited during the period	(593)	(28)	—	0.59
Exercised during the period	(39)	(175)	—	0.63

Balance at March 31, 2015	15,449	3,860	330	$0.74

Balance at January 1, 2016	16,788	3,936	330	$0.82
Increase in authorized shares	—	—	—	—
Granted during the period	1,006	63	300	1.57
Forfeited during the period	(103)	(82)	—	1.24
Exercised during the period	(319)	(26)	(330)	0.43

Balance at March 31, 2016	17,372	3,891	300	$0.91

9. Share-based payment plans (Continued)

          The weighted-average remaining contractual life for share options and employee warrants outstanding as of December 31, 2015 and March 31, 2016 was 7.9 years and 7.8 years, respectively.

          At December 31, 2015 and March 31, 2016, there were a total number of shares options, employee (BSCPE) warrants and employee (BSA) warrants available for grant under the Company's share pool reserve of 4,747,827 and 3,564,120 options, respectively, representing potential shares for 593,478 and 445,515 shares, respectively.

          In general, vesting of share options and employee warrants (BSPCE) occurs over four years, with 25% on the one year anniversary of the grant and 1/16th on a quarterly basis thereafter. Options have a contractual life of ten years. Individuals must continue to provide services to the Group in order to vest. Upon termination, all unvested options are forfeited and vested options must generally be exercised within three months. All expenses related to these plans have been recorded in the consolidated statements of operations in the same line items as the related employee's cash-based compensation.

          The Company estimated the following assumptions for the calculation of the fair value of the share options and warrants granted during the period:

	As of March 31,
	2015	2016
Weighted average fair value of underlying shares	$9.92	$10.96
Expected volatility	35.0%	40.0%
Risk-free interest rate	0.67%	0.37%
Expected term (in years)	4.00	4.00
Dividend yield	—%	—%

(a)    Share options

          As of March 31, 2016, 7,505,714 share options exercisable for an aggregate of 938,214 ordinary shares, at a weighted average exercise price of $0.70 per option were outstanding.

9. Share-based payment plans (Continued)

          The following table summarizes information about share options outstanding at March 31, 2016 (in thousands, except exercise price per option and per option fair value):

Date of board of directors meeting authorizing grant	Exercise Price per option	Number of share options outstanding	Number exercisable	Grant date fair value per option
June 11, 2010	$0.46	388	388	$0.06
November 9, 2010	$0.24	6	6	$0.10
February 16, 2011	$0.24	578	578	$0.10
June 29, 2011	$0.24	8	8	$0.10
April 25, 2012	$0.55	740	694	$0.03
April 30, 2012	$0.55	277	270	$0.03
September 21, 2012	$0.62	467	404	$0.03
February 1, 2013	$0.62	75	56	$0.02
June 12, 2013	$0.62	466	448	$0.02
December 17, 2013	$0.62	5,028	2,819	$0.02
April 24, 2014	$0.62	908	397	$0.44
October 24, 2014	$1.15	428	128	$0.44
December 18, 2014	$1.15	1,225	288	$0.44
February 6, 2015	$1.15	3,470	1,015	$0.44
April 24, 2015	$1.29	647	—	$0.44
July 23, 2015	$1.34	677	6	$0.45
October 20, 2015	$1.34	978	1	$0.45
February 4, 2016	$1.57	1,006	—	$0.51

		17,372	7,506

(b)    Employee warrants (BSPCE)

          As of March 31, 2016, 2,635,444 employee warrants (BSPCE) exercisable for an aggregate of 329,430 ordinary shares, at a weighted average exercise price of $0.45 per warrant were outstanding.

9. Share-based payment plans (Continued)

          The following table summarizes information about employee warrants outstanding at March 31, 2016 (in thousands, except per exercise price per warrant and per warrant fair value):

Date of board of directors meeting authorizing grant	Exercise Price per warrant	Number of employee warrants outstanding	Number exercisable	Grant date fair value per warrant
June 30, 2008	$0.29	203	203	$0.01
November 5, 2010	$0.38	348	348	$0.06
June 11, 2010	$0.46	210	210	$0.06
February 16, 2011	$0.24	795	795	$0.10
April 25, 2012	$0.55	300	300	$0.03
April 30, 2012	$0.55	200	196	$0.03
September 21, 2012	$0.62	278	245	$0.03
October 24, 2014	$1.15	360	112	$0.44
December 18, 2014	$1.15	727	225	$0.44
February 6, 2015	$1.15	3	1	$0.44
April 24, 2015	$1.29	329	—	$0.44
July 23, 2015	$1.34	28	—	$0.45
October 20, 2015	$1.34	47	—	$0.45
February 4, 2016	$1.57	63	—	$0.51

		3,891	2,635

(c)    Employee warrants (BSA)

          In the first quarter of 2016, the Company granted 300,000 BSA warrants to a director of the board, exercisable into 37,500 ordinary shares with an exercise price of €1.39 per warrant.

(d)    Restricted shares

          The Company entered into agreements with certain current and former executives of the Company, which allowed the executives to purchase ordinary shares at the nominal price of €0.08. The shares are restricted in that the Company has the right to repurchase the shares back from the executives and cancel such shares during a vesting period in which the executives have service conditions to meet. At December 31, 2015 and March 31, 2016, the Company had 325,068 and 263,842 restricted shares outstanding, respectively. There were no grants of restricted shares during the period ended March 31, 2016.

9. Share-based payment plans (Continued)

(e)    Compensation expense

          For the periods ended March 31, 2015 and 2016, the Group recorded compensation expense as follows (in thousands):

	For the period ended March 31,
	2015	2016
Share options	$164	$259
Employee BSPCE warrants	50	49
Restricted shares	199	270
BSA Warrrants	—	53

Total share-based compensation expense	413	631

          Cost of revenue and operating expenses include employee share-based compensation expense as follows (in thousands):

	For the period ended March 31,
	2015	2016
Cost of revenue—subscription	$16	$17
Cost of revenue—professional services	12	15
Sales and marketing	148	179
Research and development	37	113
General and administrative	200	307

Total share-based compensation expense	$413	$631

          As of March 31, 2016, there was:

  •
  $3.3 million total unrecognized compensation expense related to unvested employee share options that are expected to vest and the cost is expected to be recognized over a weighted-average period of approximately 2.76 years;

  •
  $0.5 million total unrecognized compensation expense related to unvested employee warrants (BSPCE) that are expected to vest and the cost is expected to be recognized over a weighted-average period of approximately 2.74 years;

  •
  $2.2 million total unrecognized compensation expense related to unvested restricted shares that are expected to vest and the cost is expected to be recognized over a weighted-average period of approximately 1.95 years; and

  •
  $0.1 million total unrecognized compensation expense related to BSA warrants that are expected to vest and the cost is expected to be recognized over a weighted-average period of approximately 2.25 years.

10. Earnings (loss) per share

          Basic earnings (loss) per share amounts are calculated by dividing net income (loss) for the period attributable to all shareholders of the Company by the weighted average number of all shares outstanding during the period. Basic earnings (loss) per share have been computed, for all periods presented, to give effect to a 1-for-8 reverse share split of Company's share capital as approved by Talend S.A. shareholders at the General Meeting of Shareholders on June 1, 2016 and effective as of June 18, 2016.

          Diluted earnings (loss) per share amounts are calculated by dividing the net income (loss) for the period attributable to all shareholders of the Company by the weighted average number of shares outstanding during the period plus the weighted average number of shares that would be issued on the exercise of all dilutive share options, warrants and the conversion of all convertible preferred shares. Potential ordinary shares shall be treated as dilutive when their conversion to ordinary shares would decrease net income per share or increase net loss per share from continuing operations. Given that this is not that case for the period ended March 31, 2015 and 2016, diluted loss per share is equal to basic loss per share.

          The net loss and weighted average number of shares used in the calculation of basic and diluted earnings per share are as follows (in thousands, except per share data):

	For the period ended March 31,
	2015	2016
Numerator (basic and diluted):
Net loss	$(5,890)	$(5,267)
Denominator (basic and diluted):
Weighted-average ordinary shares outstanding	3,735	3,918

Basic and diluted net loss per share	$(1.58)	$(1.34)

11. Borrowings

          The principal balances of outstanding borrowings under lines of credit with banks and financial institutions were as follows (in thousands):

	As of December 31, 2015	As of March 31, 2016
Factoring debt	$8	$—
BPI France	213	281
Square 1 Bank	9,915	10,937
Other	6	6

Total	$10,142	$11,224

Current borrowings	$151	$225
Non-current borrowings	$9,991	$10,999

          On March 7, 2016, the Company executed an amendment to the Loan and Security Agreement with Square 1 that, among other things, increased the revolving line of credit from a maximum of $15.0 million to a maximum of $20.0 million. In the first quarter of 2016, the Company

11. Borrowings (Continued)

drew down an additional $1.0 million on the revolving line of credit and has an available line of credit of $9.0 million at March 31, 2016.

          In the first quarter of 2015, the Company repaid a net amount of $1.3 million related to the advances from a factoring company.

12. Financial instruments

          When measuring the fair value of an asset or a liability, the Group uses observable market data to the extent possible. IFRS 13, Fair Value Measurement, requires disclosure of fair value measurements by level of the following fair value measurement hierarchy:

  •
  Level 1: quoted prices (unadjusted) in active markets for identical financial assets or liabilities.

  •
  Level 2: inputs other than quoted prices in active markets, that are observable either directly (i.e. as prices) or indirectly (i.e. derived from prices).

  •
  Level 3: inputs that are not based on observable market data.

          The fair value measurement level within the fair value hierarchy for a particular asset or liability is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs.

          Financial instruments not measured at fair value on the Company's consolidated statement of financial position, but which require disclosure of their fair values include: cash and cash equivalents, trade receivables and certain other receivables, deposits, trade and other payables and borrowings.

          For cash and cash equivalents, trade receivables and certain other receivables, trade and other payables, their fair value is deemed to approximate their carrying amount due to the short term nature of these balances.

          For deposits, as they are not significant, the difference between their fair value and their carrying amount is not deemed significant.

          For borrowings, their fair value was categorized as Level 2 and was estimated based on a discounted cash flow method using a market interest rate for similar borrowings.

          There has been no transfer between levels of the fair value hierarchy in the first quarter of 2016 or 2015.

          At March 31, 2016 and December 31 2015, the only instrument measured at fair value on the statement of financial position are the BSA Ratchet warrants which are categorized as Level 3 and which have an immaterial fair value.

13. Commitments and contingencies

          The commitments and contingencies that existed at December 31, 2015 concern the operating lease arrangements and legal proceeding that arise in the ordinary course of business have not changed significantly at March 31, 2016.

14. Related party transactions

          In the first quarter of 2016, the Company granted 300,000 BSA warrants to a director, exercisable into 37,500 ordinary shares at an exercise price of €1.39 per warrant.

          Except for this BSA warrant grant, no new significant transaction with related parties has been concluded during the period ended March 31, 2016.

15. Group information

          In the first quarter of 2016, the Group formed Talend Netherlands BV and as a consequence, at March 31, 2016, the Group's subsidiaries, all of which are wholly-owned, are as follows:

Name	Country of Incorporation
Talend, Inc.	United States of America
Talend USA, Inc.	United States of America
Talend Limited	United Kingdom
Talend Beijing Co. Ltd.	China
Talend KK	Japan
Talend Limited (Ireland)	Ireland
Talend GmbH Switzerland	Switzerland
Talend GmbH Germany	Germany
Talend Limited (Canada)	Canada
Talend Australia Pty	Australia
Talend Singapore Pte. Ltd.	Singapore
Talend Netherlands BV	Netherlands

16. Subsequent events

          On June 1, 2016, our shareholders approved a 1-for-8 reverse split of our outstanding shares. Under French law, the reverse share split is effective on June 18, 2016.

5,250,000 American Depositary Shares

Talend S.A.

Representing 5,250,000 Ordinary Shares

Goldman, Sachs & Co.	J.P. Morgan	Barclays	Citigroup

William Blair

          Through and including                           , 2016 (the 25th day after the date of this prospectus), all dealers that effect transactions in these ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6.    Indemnification of directors and officers

          French Law.    Under French law, provisions of By-laws that limit the liability of directors are prohibited. However, French law allows sociétés anonymes to contract for and maintain liability insurance against civil liabilities incurred by any of their directors and officers involved in a third-party action, provided that they acted in good faith and within their capacities as directors or officers of the company. Criminal liability cannot be indemnified under French law, whether directly by the company or through liability insurance.

          We maintain liability insurance for our directors and officers, including insurance against liability under the Securities Act, and we intend to enter into agreements with our directors and executive officers to provide contractual indemnification. With certain exceptions and subject to limitations on indemnification under French law, these agreements will provide for indemnification for damages and expenses including, among other things, attorneys' fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding arising out of his or her actions in that capacity.

          These agreements may discourage shareholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and executive officers, even though such an action, if successful, might otherwise benefit us and our shareholders. Furthermore, a shareholder's investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these insurance agreements.

          Certain of our non-employee directors may, through their relationships with their employers or partnerships, be insured and/or indemnified against certain liabilities in their capacity as members of our board of directors.

          In any underwriting agreement we enter into in connection with the sale of ADSs being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act against certain liabilities.

          SEC Position.    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

          Pursuant to the underwriting agreement for this offering, the form of which is filed as Exhibit 1.1 to this registration statement, the underwriters will agree to indemnify our directors and officers, persons controlling us, within the meaning of the Securities Act, against certain liabilities that might arise out of or are based upon certain information furnished to us by any such underwriter.

Item 7.    Recent sales of unregistered securities

          In the past three years, we have issued and sold to third parties the securities listed below without registering the securities under the Securities Act. None of these transactions involved any public offering. All our securities were sold either (i) outside the United States or (ii) in the United States to a limited number of investors in transactions not involving any public offering. As discussed below, we believe that each issuance of these securities was exempt from, or not subject to, registration under the Securities Act.

  •
  On June 28, 2013, we issued 109,191 ordinary shares, representing a total subscription amount equal to €8,735.28.

  •
  On December 2, 2013, we issued 694,444 series F preferred shares with warrants attached, representing a total subscription amount equal to €3,629,316.32 (issue premium included).

  •
  On December 17, 2013, we issued 428,887 ordinary shares, representing a total subscription amount equal to €34,301.02.

  •
  On December 17, 2013, we issued 1,750,565 series H preferred shares with two warrants attached, representing a total subscription amount equal to €14,704,749.15 (issue premium included).

  •
  On December 17, 2013, we issued 1,111,111 series G preferred shares, as a result of the conversion of 8,888,888 bonds redeemable into series G preferred shares, representing a total subscription amount equal to €9,155,554.64 (issue premium included).

  •
  On June 25, 2015, we issued 111,111 series G preferred shares as a result of the exercise of warrants for preferred G shares, representing a total subscription amount equal to €8,888.88.

  •
  On June 25, 2015, we issued (i) 104,855 series H preferred shares at a price of €8.40 each (issue premium included), representing a total subscription amount equal to €880,782 (issue premium included), (ii) 46,651 ordinary shares at a price of €9.44 each (issue premium included), representing a total subscription amount equal to €440,391.34 (issue premium included) and (iii) of 110,281 ordinary shares at par value (€0.08) representing a total subscription amount equal to €8,822.48.

          In addition, we granted the following employee warrants (bons de souscription de parts de créateur d'entreprise) and share options (options de souscription d'actions, or OSA) to certain of our officers and employees:

  •
  Share options to purchase 728,924 of our ordinary shares at exercise prices per share ranging from €8.40 to €9.84 and employee warrants (BSPCE) to purchase 58,952 of our ordinary shares at exercise prices per share ranging from €8.40 to €9.84 in the year ended December 31, 2015.

  •
  Options to purchase 463,872 of our ordinary shares at exercise prices per share ranging from €4.56 to €8.40 and employee warrants (BSPCE) to purchase 141,847 of our ordinary shares at exercise price per share ranging of €8.40 in the year ended December 31, 2014; and

  •
  Options to purchase 1,020,993 of our ordinary shares at exercise price per share of €4.56 and employee warrants (BSPCE) to purchase 125,000 of our ordinary shares at an exercise price of €4.56 in the year ended December 31, 2013.

          In addition, we issued the following fully-paid ordinary shares upon exercise of employee warrants (BSPCE), share options and employee warrants (BSA), ranging from €1.76 to €8.40 per share:

  •
  9,182 ordinary shares upon exercise of share options and 25,346 ordinary shares upon exercise of employee warrants (BSPCE) in the year ended December 31, 2015;

  •
  79,130 ordinary shares upon exercise of share options and 6,468 ordinary shares upon exercise of employee warrants in the year ended December 31, 2014; and

  •
  155,048 ordinary shares upon exercise of share options and 22,500 ordinary shares upon exercise of employee warrants (BSPCE) and employee warrants (BSA) in the year ended December 31, 2013.

          We believe that the issuance of these securities were exempt from registration under the Securities Act in reliance upon Regulation S or Rule 701 of the Securities Act as transactions pursuant to written compensatory plans or pursuant to a written contract relating to compensation. No underwriters were employed in connection with the foregoing option grants and restricted share unit awards.

Item 8.    Exhibits and financial statement schedules

          (a)    Exhibits

          See the Exhibit Index on the page immediately following the signature page for a list of exhibits filed as part of this registration statement on Form F-1, which Exhibit Index is incorporated herein by reference.

          (b)    Financial statement schedules

          All financial statement schedules are omitted because the information called for is not required or is shown either in the consolidated financial statements or in the notes thereto.

Item 9.    Undertakings

          The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

          Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

          The undersigned registrant hereby undertakes that:

            1.      For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

            2.      For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

          Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in Redwood City, CA on this 11th day of July, 2016.

TALEND S.A.
By:	/s/ MICHAEL TUCHEN
	Name:	Michael Tuchen
	Title:	Chief Executive Officer

          Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Signature	Title	Date

/s/ MICHAEL TUCHEN Michael Tuchen	Chief Executive Officer and Director	July 11, 2016
/s/ THOMAS TUCHSCHERER Thomas Tuchscherer	Chief Financial Officer	July 11, 2016
* Bernard Liautaud	Chairman	July 11, 2016
* Matthieu Baret	Director	July 11, 2016
* John D. Brennan	Director	July 11, 2016
* Bertrand Diard	Director	July 11, 2016
* Patrick S. Jones	Director	July 11, 2016

Signature		Title	Date

* Thierry Sommelet		Director	July 11, 2016
*By:	/s/ MICHAEL TUCHEN Michael Tuchen Attorney-in-fact

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT

          Pursuant to the Securities Act, the undersigned, the duly authorized representative in the United States of Talend S.A., has signed this registration statement in Redwood City, CA on July 11, 2016.

TALEND, INC.
By	/s/ MICHAEL TUCHEN
	Name:	Michael Tuchen
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit Number		Description
1.1	**	Form of Underwriting Agreement.

3.1		By-laws (status) of Talend S.A. (English translation).

3.2	*	Form of By-laws of Talend S.A. to become effective upon the closing of the offering (English translation).

4.1		Form of Deposit Agreement between Talend S.A. and JPMorgan Chase Bank, N.A., as depositary, and Owners and Holders of the American Depositary Shares.

4.2		Form of American Depositary Receipt evidencing American Depositary Shares (included in Exhibit 4.1).

5.1		Opinion of Jones Day.

10.1	*	Bonitasoft Software License and Support Agreement, dated as of October 10, 2011, by and between Bonitasoft, Inc. and Talend, Inc.

10.2	*	Amendment No. 1 to Bonitasoft Software License and Support Agreement, dated as of April 12, 2012, by and between Bonitasoft, Inc. and Talend, Inc.

10.3	*	Lease Agreement, dated as of April 11, 2014, by and between Westport Office Park, LLC and Talend, Inc.

10.4	*	First Amendment to Lease Agreement, dated as of December 16, 2014, by and between Westport Office Park, LLC and Talend, Inc.

10.5	*	Second Amendment to Lease Agreement, dated as of April 20, 2015, by and between Westport Office Park, LLC and Talend, Inc.

10.6	*	English Summary of the Commercial Lease Agreement, dated as of February 7, 2014, by and between Foncière Medicale N°1 and Talend S.A.

10.7	*	English Summary of the First Amendment to Commercial Lease Agreement, dated as of April 14, 2014, by and between Foncière Medicale N°1 and Talend S.A.

10.8	*	English Summary of the Second Amendment to Commercial Lease Agreement, dated as of September 11, 2015, by and between Foncière Medicale N°1 and Talend S.A.

10.9	*	English Summary of the Third Amendment to Commercial Lease Agreement, dated as of January 20, 2016, by and between Foncière Medicale N°1 and Talend S.A.

10.10	*	English Summary of the Fourth Amendment to Commercial Lease Agreement, dated as of April 26, 2016, by and between Foncière Medicale N°1 and Talend S.A.

10.11	*	Square 1 Bank Loan and Security Agreement, dated as of May 29, 2015, among Talend, Inc., Talend USA, Inc. and Square 1 Bank.

10.12	*	First Amendment to Square 1 Bank Loan and Security Agreement, dated as of March 7, 2016, among Talend, Inc., Talend USA, Inc. and Square 1 Bank.

10.13	*	Guarantee and Indemnity, dated as of July 8, 2015, by and between Talend Ltd and Square 1 Bank.

10.14	*	First-Demand Guarantee, dated as of June 29, 2015, by Talend S.A. in favor of Square 1 Bank.

10.15	*	Supplemental Agreement, dated as of June 29, 2015, by and between Talend S.A. and Square 1 Bank.

10.16	*	Debenture, dated as of July 8, 2015, by and between Talend Ltd and Square 1 Bank.

10.17	*	First Rank Accounts Pledge Agreement, dated as of June 29, 2015, by and between Talend S.A. and Square 1 Bank.

Exhibit Number		Description
10.18	*	Pledge of Receivables Agreement, dated as of June 29, 2015, by and between Talend S.A. and Square 1 Bank.

10.19	*	Pledge of IP Rights Agreement, dated as of June 29, 2015, by and between Talend S.A. and Square 1 Bank

10.20	*	Pledge Agreement, dated as of June 29, 2015, by and between Talend S.A. and Square 1 Bank.

10.21	*	Form of Indemnification Agreement between Talend S.A. and each of its executive officers and directors.

10.22	*+	Stock Option Plans—2016, 2015, 2014, 2013, 2012, 2011 and 2010.

10.23	*	Form of BSA Grant Document (English translation).

10.24	*+	Form of BSPCE Grant Document (English translation).

10.25	*+	Form of OSA Grant Document.

10.26	*+	Executive Employment Agreement, dated October 1, 2013, by and between Talend, Inc. and Michael Tuchen.

10.27	*+	Offer Letter, dated December 13, 2009, by and between Talend, Inc. and Thomas Tuchscherer.

10.28	*+	Amendment to Offer Letter, dated February 12, 2016, by and between Talend, Inc. and Thomas Tuchscherer.

10.29	*+	Offer Letter, dated April 10, 2014, by and between Talend, Inc. and Ashley Stirrup.

10.30	*+	Offer Letter, dated October 27, 2014, by and between Talend, Inc. and Brad Stratton.

10.31	*+	Offer Letter, dated December 18, 2015, by and between Talend, Inc. and Barbara Cadigan.

10.32	*+	Offer Letter, dated December 10, 2013, by and between Talend, Inc. and Nello Franco.

10.33	*+	Employment Agreement, dated July 3, 2014, by and between Talend, Inc. and Laurent Bride (English translation).

10.34	*+	Expatriation Agreement, dated June 22, 2015, by and between Talend S.A. and Laurent Bride (English translation).

10.35	*	Shareholder Agreement, dated as of June 24, 2016, by and among Talend S.A. and certain shareholders.

10.36	+	Form of Change of Control and Severance Agreement.

21.1	*	List of Subsidiaries of Talend S.A.

23.1		Consent of KPMG S.A., Independent Registered Public Accounting Firm.

23.2		Consent of Jones Day (included in Exhibit 5.1).

24.1	*	Powers of Attorney (included on the signature page to the original filing of this Registration Statement on Form F-1).

99.1	*	Consent of McKnight Consulting Group Global Services.

*
Previously filed.

**
To be filed by amendment.

+
Indicates management contract or compensatory plan.